CapitaLand

RECEIVED

2007 MAR 20 A 10:31

OFFICE OF INTERNATIONAL CORPORATE FINANCE

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower
Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202
Website: www.capitaland.com
(Regn. No.: 198900036N)

82-4507

6 March 2007

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W., Room 3099
Office of International Corporate Finance
Mail Stop 3-2
Washington, D.C. 20549

07021941

Attn: Mr Elliot Staffin

SUPPL

Dear Sirs

CAPITALAND LIMITED
AMERICAN DEPOSITORY RECEIPTS PROGRAM
(EXEMPTION NUMBER: 82-4507)

1. In compliance with the reporting exemption granted under Rule 12g3-2(b), we enclose copies of the announcements and news releases issued by CapitaLand Limited from 1 February 2007 till 28 February 2007, for your information and file record please.

2. Please do not hesitate to contact the undersigned at tel: (65) 68233512 or Ms Cecilia Chua at tel: (65) 68233519 if you need further assistance.

Yours faithfully

PROCESSED
MAR 23 2007
THOMSON
FINANCIAL

Ng Chooi Peng
Secretariat Manager

Encs

3/20

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CapitaLand

82-4507

List of Information Made Public, Filed with the Singapore Exchange Securities Trading Limited (SGX-ST) or Distributed to Security Holders by CapitaLand Limited

Name of Report or Announcement or News Release	Date Made Public, Filed or Distributed	Source of Requirement
Announcement by Ascott Residence Trust Management Limited – "Acquisition of the remaining 10 percent of the registered capital of Tianjin Consco Property Development Co., Ltd"	1 Feb 2007	For Public Relations Purposes
Announcement by CapitaLand Limited – "Acquisition of 95% stake in Shanghai Guang Nan Real Estate Development Co., Ltd"	2 Feb 2007	SGX-ST Listing Manual
Announcement by CapitaLand Limited - "Establishment of indirect wholly-owned subsidiaries (I) CapitaLand Japan Investments Pte. Ltd. (II) CapitaLand Nippon Investments Pte. Ltd."	2 Feb 2007	SGX-ST Listing Manual
Announcement by Australand – "Preliminary Final Report for the year ended 31 December 2006 and Australand achieves 10th consecutive record profit"	5 Feb 2007	For Public Relations Purposes
News release by CapitaLand Limited's associated company, Orchard Turn Developments Pte Ltd – "Orchard Turn Residential Development named "The Orchard Residences"	5 Feb 2007	For Public Relations Purposes
News release by CapitaLand Limited – "CapitaLand acquires Gillman Heights Condominium"	6 Feb 2007	For Public Relations Purposes
Announcement by CapitaMall Trust Management Limited – "Payment of management fee by way of issue of units in CapitaMall Trust"	6 Feb 2007	For Public Relations Purposes
Announcement by CapitaCommercial Trust Management Limited – "Payment of management fee by way of issue of units in CapitaCommercial Trust"	6 Feb 2007	For Public Relations Purposes
Announcement and news release by The Ascott Group Limited – "Ascott enters into joint collaboration with Amtel Group and first management contract for Amtel Group's proposed serviced residence in Moscow"	7 Feb 2007	For Public Relations Purposes
Announcement by Ascott Residence Trust Management Limited – "Payment of management fees by way of issue of units in Ascott Residence Trust"	7 Feb 2007	For Public Relations Purposes
Announcement and news release by The Ascott Group Limited – "(1) Ascott's unaudited results for the year ended 31 December 2006; and (2) Ascott's full year 2006 net profit soars more than 3.6 times to record high of S$151.3 million"	8 Feb 2007	For Public Relations Purposes
Announcement by The Ascott Group Limited – "Asset Valuations"	8 Feb 2007	For Public Relations Purposes
Announcement by CapitaMall Trust Management Limited – "Additional Slides for Full Year 2006 Results"	9 Feb 2007	For Public Relations Purposes
Announcement by CapitaLand Limited – "Change of Directors"	13 Feb 2007	SGX-ST Listing Manual

CapitaLand

82-4507

Name of Report or Announcement or News Release	Date Made Public, Filed or Distributed	Source of Requirement
Announcement by CapitaLand Limited – "Acquisition of 13% interest in BLife Investment Corporation and 33.4% interest in *Morimoto* Asset Management Co., Ltd."	13 Feb 2007	SGX-ST Listing Manual
News release by CapitaLand Limited – "*CapitaLand* to acquire stake in Japan REIT"	13 Feb 2007	For Public Relations Purposes
Announcement by CapitaLand Limited – "2006 Full Year Financial Statements and Dividend Announcement"	14 Feb 2007	SGX-ST Listing Manual
News release by CapitaLand Limited – "CapitaLand posts record profit of over S$1 billion for FY2006"	14 Feb 2007	For Public Relations Purposes
Announcement by CapitaLand Limited – "Notice of Valuation of Real Assets"	14 Feb 2007	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Presentation slides – CapitaLand Group Financial Year 2006 Results"	14 Feb 2007	For Public Relations Purposes
Announcement by CapitaLand Limited – "Supplementary slides on CapitaLand Group Financial Year 2006 Results"	14 Feb 2007	For Public Relations Purposes
Announcement by CapitaLand Limited – "CapitaLand Group Financial Year 2006 Results – Amendments to presentation slides (pages 4, 22 and 28) and Supplementary slides (page 6)"	14 Feb 2007	For Public Relations Purposes
Announcement by CapitaLand Limited – "Dissolution of indirect wholly-owned subsidiary, Supertek Systems Pte Ltd"	15 Feb 2007	SGX-ST Listing Manual
News Release by CapitaLand Limited – "CapitaLand Divests its Strata Space in Samsung Hub for S$152.9 million"	16 Feb 2007	For Public Relations Purposes
Announcement by Ascott Residence Trust Management Limited – "Notice of the Preferential Offering Books Closure Date"	16 Feb 2007	For Public Relations Purposes
Announcement and news release by The Ascott Group Limited – "Sale of Hotel Asia, Singapore"	21 Feb 2007	For Public Relations Purposes
Announcement by CapitaLand Limited – "Increase in issued and paid-up share capital of indirect wholly-owned subsidiary, Jubilee Realty Pte. Ltd."	21 Feb 2007	SGX-ST Listing Manual
Announcement and news release by Ascott Residence Trust Management Limited – "Results of Extraordinary General Meeting held on 23 February 2007 and Presentation Slides"	23 Feb 2007	For Public Relations Purposes
Announcement by CapitaLand Limited – "Report of persons occupying managerial positions who are related to a director, CEO or substantial shareholder"	27 Feb 2007	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Change of Share Registrar and Place at which Register of Members and Index is kept"	28 Feb 2007	SGX-ST Listing Manual

S:\Sec\ADR\2007\Feb 2007.doc

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	01-Feb-2007 18:55:01
Announcement No.	00132

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Acquisition of the remaining 10 percent of the registered capital of Tianjin Consco Property Development Co., Ltd
Description	CapitaLand Limited's subsidiary, Ascott Residence Trust Management Limited, the manager of Ascott Residence Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	ART.Announcement.SOT.1Feb07.pdf Total size = **236K** (2048K size limit recommended)

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ASCOTT
RESIDENCE
TRUST

ASCOTT RESIDENCE TRUST

(Constituted in the Republic of Singapore pursuant to a trust deed dated 19 January 2006)

ANNOUNCEMENT

ACQUISITION OF THE REMAINING 10 PERCENT OF THE REGISTERED CAPITAL OF TIANJIN CONSCO PROPERTY DEVELOPMENT CO., LTD

The Board of Directors of Ascott Residence Trust Management Limited, as manager of Ascott Residence Trust ("**ART**, and manager of ART, the "**Manager**"), had on 24 July 2006 announced the acquisition of the entire issued share capital of Smooth Runner Co., Ltd ("SRC"), which owns 90 percent of the registered capital of Tianjin Consco Property Development Co., Ltd. ("**Tianjin Consco**"), the registered owner of the serviced residence portion of Somerset Olympic Tower. The acquisition structure disclosed in the said announcement stated that Realand Pte Ltd and Consco (Tianjin) Investment Ltd shall in accordance with the terms of the conditional sale and purchase agreement procure that SRC enters into equity transfer agreements to acquire the remaining 10 percent of the registered capital of Tianjin Consco from the minority shareholders of Tianjin Consco, subject to local regulatory approvals being obtained ("**Tianjin Consco Minority Acquisitions**").

The Manager is now pleased to announce that Tianjin Consco has obtained the requisite approvals from the Tianjin local authorities and the Tianjin Consco Minority Acquisitions had been completed.

By Order of the Board

Ascott Residence Trust Management Limited
(Company Registration No: 200516209Z)
As manager of the Ascott Residence Trust

Doreen Nah
Company Secretary
Singapore, 1 February 2007

In relation to the preferential offering by The Ascott Group Limited of units in Ascott Residence Trust, J.P. Morgan (S.E.A.) Limited acted as the Joint Financial Advisor, Sole Global Coordinator and Sole Lead Underwriter.

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

ACQUISITION OF 95% STAKE IN SHANGHAI GUANG NAN REAL ESTATE DEVELOPMENT CO., LTD

CapitaLand Limited ("CapitaLand") wishes to announce that its indirect wholly-owned subsidiary, BR Properties Pte Ltd, has today entered into a conditional Sale and Purchase Agreement to acquire a 95% stake (the "Acquisition") in Shanghai Guang Nan Real Estate Development Co., Ltd ("Shanghai Guang Nan").

Shanghai Guang Nan, a company incorporated in the People's Republic of China owns the right to acquire and develop a prime residential site in Qingpu District, Shanghai.

The total consideration for the Acquisition of RMB33.25 million (approximately S$6.65 million) payable in cash was agreed on a willing-buyer willing-seller basis. The net tangible asset value of Shanghai Guang Nan was approximately RMB5 million (S$1 million) based on its management accounts as at 31 December 2006.

The Acquisition is expected to be completed by the first quarter of 2007, subject to the relevant regulatory approvals being obtained. Upon completion of the Acquisition, Shanghai Guang Nan will become an indirect subsidiary of CapitaLand.

The remaining 5% stake in Shanghai Guang Nan will be held by a party unrelated to CapitaLand.

The above transaction is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2007.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Low Sai Choy
Company Secretary
2 February 2007

82 - 4507

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

ESTABLISHMENT OF INDIRECT WHOLLY-OWNED SUBSIDIARIES
(I) CAPITALAND JAPAN INVESTMENTS PTE. LTD.
(II) CAPITALAND NIPPON INVESTMENTS PTE. LTD.

CapitaLand Limited ("CapitaLand") wishes to announce the establishment of the following indirect wholly-owned subsidiaries incorporated in Singapore:

(I)	Name	:	CapitaLand Japan Investments Pte. Ltd.
	Principal Activity	:	Investment holding
	Share Capital	:	S$1 comprising 1 ordinary share
(II)	Name	:	CapitaLand Nippon Investments Pte. Ltd.
	Principal Activity	:	Investment holding
	Share Capital	:	S$1 comprising 1 ordinary share

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transactions.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
2 February 2007

82 - 4507

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	05-Feb-2007 12:34:43
Announcement No.	00028

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Preliminary Final Report for the *year ended* 31 December 2006 and Australand achieves 10th consecutive record profit
Description	CapitaLand Limited's subsidiary, Australand, has today issued announcements on the above matters. For details, please refer to the announcements posted by Australand on the SGX website www.sgx.com.sg.
Attachments:	Total size = **0K** (2048K size limit recommended)

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82 - 4507

AUSTRALAND

Australand

Australand is a stapled entity that comprises Australand Holdings Limited (ABN 12 008 443 696), Australand Property Trust (ARSN 106 680 424), Australand Property Trust No.4 (ARSN 108 254 413) and Australand Property Trust No.5 (ARSN 108 254 771) and their respective controlled entities.

Appendix 4E

Preliminary Final Report for the year ended 31 December 2006

This preliminary final report constitutes the Appendix 4E prepared in accordance with the Australian Stock Exchange Listing Rules and does not include all of the notes normally included in an annual financial report. Accordingly, it is recommended that this report be read in conjunction with any public announcements made by Australand during the year to 31 December 2006 and up to the date of this report.

AUSTRALAND COMPRISES AUSTRALAND HOLDINGS LIMITED, AUSTRALAND PROPERTY TRUST, AUSTRALAND PROPERTY TRUST NO.4 AND AUSTRALAND PROPERTY TRUST NO.5.

RESULTS FOR ANNOUNCEMENT TO THE MARKET

		Consolidated	
		2006	2005
		$'000	$'000
Revenue from continuing operations [1]	**Down 31.0% to**	**1,058,354**	1,533,138
Net profit attributable to stapled security holders	**Up 20.9% to**	**243,050**	201,002

Dividends/Distributions	**Total Dividends/ Distributions**	**Distribution per trust units**	**Dividend per share**	**Franked amount per share**
March quarter – paid	**4.00**	1.59	2.41	2.41
June quarter – paid	**4.00**	2.45	1.55	1.55
September quarter – paid	**4.00**	1.86	2.14	2.14
December quarter – payable 9 February 2007	**4.50**	3.50	1.00	1.00
Total	**16.50**	9.40	7.10	7.10

Record date for determining entitlements to the dividend / distribution	5.00pm, 29 December 2006

Explanation of results

[1] The comparative revenue for the twelve months ended 31 December 2005 includes one-off AIFRS adjustments, including $342.0 million in respect to the Commercial and Industrial sale of properties into the Australand Wholesale Property Trust No.4 (AWPT No.4).

Please refer to the attached commentary for further explanation of the results.

AUSTRALAND ANNOUNCES NET PROFIT OF $243.1 MILLION FOR THE YEAR ENDED 31 DECEMBER 2006

Australand today announced a net profit after tax and minority interests of $243.1 million for the year ended 31 December 2006 that was 20.9% above the 2005 result of $201.0 million. The major components of the Group's 2006 result were:

- Higher net income from the Investment Property Division of $96.0 million, 37.9% higher than the 2005 net income of $69.6 million;
- Increased profit of $40.0 million generated by the Commercial and Industrial Division, up 26.1% on the 2005 result of $31.7 million;
- Profit of $27.5 million from the sale of industrial investment properties located on leasehold land adjacent to Brisbane, Melbourne and Adelaide airports which had been contemplated for some time to recycle capital for reinvestment into higher yielding income producing assets (2005: $1.6m);
- An unrealised net gain of $87.8 million from fair value adjustments of investment property which was 63.4% above the 2005 net fair value adjustment of $53.7 million;
- A profit of $105.7 million from the Residential Division, which was 22.0% below the 2005 result of $135.5 million, as foreshadowed by the Group in early August 2006;

A significant lift in the pre-tax profit contribution from non-residential property activities to $251.3 million (2005: $156.7 million) under-pinned the improved Group result. This was partially offset by a $16.4 million increase in distributions to holders of the ASSETS hybrid security;

Earnings per stapled security rose 16.3% to 27.1 cents and Dividends / Distributions have been maintained at 16.5 cents per stapled security;

Net tangible assets per stapled security increased 10.6% to $1.56.

FINANCIAL RESULTS SUMMARY

Year ended December 2006:	2006	2005	Change
Total revenue ($'000)	**1,266,320**	1,749,195	(27.6%)
Less: Property development sales revenue from joint venture entities ($'000)	**207,966**	216,057	(3.7%)
Gross revenue, wholly owned ($'000)	**1,058,354**	1,533,138	(31.0%)
Net profit attributable to stapled security holders ($'000)	**243,050**	201,002	20.9%
Key Metrics:			
Earnings per stapled security[1] (cents)	**27.1**	23.3	16.3%
Distribution/dividend per stapled security[1] (cents)	**16.5**	16.5	-
Return on shareholders funds[2] (%)	**18.8**	17.2	9.3%
Net tangible asset backing per stapled security	**$1.56**	$1.41	10.6%

1 EPS and DPS calculation includes all interests of the stapled security holders in the Australand Group. This includes APT4 and APT5 which technically are treated as minority interests pursuant to accounting standards

2 Net profit after tax ÷ Total stapled group equity interest (weighted average)

REVIEW OF OPERATIONS

FINANCE

A number of strategic acquisitions during the year that increased the C&I asset base, and the continued weakness in the New South Wales residential market which slowed turnover, have contributed towards development assets increasing from $1,603.9 million at 31 December 2005 to $1,824.3 million at 31 December 2006.

Gearing (total liabilities to total assets, cash adjusted) has reduced from 51.2% at 31 December 2005 to 51.0% at 31 December 2006 and is in line with the Group's gearing strategy. In the second half of 2006 the sale of 11 leasehold industrial investment properties generated additional capital for reinvestment into higher yielding opportunities during 2007. In March 2006, the second instalment of the ASSETS hybrid equity was received ($96.2 million). The Group continued to source debt funding from its Commercial Mortgage Backed Securities during the year with a new pricing benchmark set for the March 2006 issue, resulting in a reduction in the cost of debt. In addition, the Multi Option facility of $600 million was renegotiated for a further two years. The Group has hedged its interest bearing debt against interest rate volatility with 82% of the debt portfolio at 31 December 2006 covered by fixed interest rates. The above capital management initiatives resulted in an annual average margin over 90 day bills of 0.50%, a reduction of 0.40% margin compared with the previous period.

COMMERCIAL & INDUSTRIAL

The Commercial and Industrial Division generated a pre-tax profit of $40.0 million, which was 26.1% higher than the prior year (2005: $31.7 million). Revenue, excluding joint ventures, was $177.8 million. Whilst prima facie this was 70% below the wholly owned revenue for the corresponding period (2005: $596.7 million), the prior year included an AIFRS adjustment of $342.0 million in respect of sale of properties into AWPT4. A sharp reduction in the level of capitalised interest written off as part of the cost of goods sold during 2006 reflected the shorter construction lives of the wholly owned projects and a material interest cost in 2005 associated with AIFRS adjustments.

Construction in 2006 comprised: 27 industrial properties (50% wholly owned, 50% JV), 4 suburban commercial offices (100% JV) and 6 land subdivision projects (83% wholly owned, 17% JV). Overall, 70.3% of the Division's profitability was contributed by wholly owned projects and the remaining 29.7% was generated from joint venture activities.

The year's operational highlights were:

- Buildings with a total net lettable area of 301,000 square metres were delivered to clients;
- New pre-commitments totalling 384,000 square metres with a completed value of $501.0 million were negotiated during the year;
- The completion of 7 industrial projects valued at $152.1 million were delivered to the Investment Property Division as well as expansions valued at $13.1 million;
- The completion of 11 industrial facilities and 2 commercial office projects with an aggregate value of $160.7 million for third party investors and owner occupiers;
- The sale of wholly owned and joint venture industrial subdivisional land with an aggregate area of 40.0 hectares compared to 32.0 hectares during 2005.

The following table compares the Division's 2006 and 2005 activity as well as the forward workloads at the end of each year:

	2006	2005
Construction work completed during year	**301,000 sqm**	258,900 sqm
Pre-committed forward workload at year end	**376,000 sqm**	211,060 sqm

INVESTMENT PROPERTY

The Investment Property Division generated a net profit before tax of $211.3 million including recurrent investment property income of $96.0 million, a realised gain of $27.5 million from the sale of 11 industrial income producing properties located on leasehold land adjacent to Brisbane, Melbourne and Adelaide airports and an unrealised net gain from fair value adjustments of the investment property portfolio of $87.8 million.

The Investment Property Division's result included the following:

- The division delivered a 37.9% increase in annual net income to $96.0 million. This was driven by a full year's income from the stapling of Australand Property Trust No. 4 and Australand Property Trust No.5 in October 2005 (13 properties worth approximately $400 million) and through structured rental growth across the entire portfolio;
- The profit of $27.5 million from the sale of 11 industrial properties located on leasehold land adjacent to the three previously mentioned airports, arose from a decision made in early 2006 to recycle the associated capital into higher yielding investment properties either completed during the latter half of 2006 or still under construction, after taking into account the substantial investment property pipeline that could be delivered by the Commercial & Industrial Division to Australand Property Trust (APT) during 2007;
- The increased unrealised net gain from fair value adjustments was a function of the larger portfolio, increased rental income and a small conservative reduction in the cap rates (portfolio average passing rental yield of 7.3%) adopted by the panel of independent valuers who assessed the market values of all 48 properties held by APT during 2006.

Details of new income producing properties are summarised in the following table:

Properties Completed or Acquired during 2006

Property	Suburb	State	Tenant	Property Type	Lettable Area m^2	Value $m
120 Link Road	Tullamarine	VIC	The Reject Shop	Industrial	26,517	16.8
23 Scanlon Drive	Epping	VIC	Sumitomo Australia Ltd	Industrial	12,361	13.0
34-78 South Park Drive	Dandenong South	VIC	Clifford Hallam Healthcare Pty Ltd	Industrial	10,998	10.3
10 Butler Boulevard	Adelaide Airport	SA	Toll Holdings Limited	Industrial	8,461	7.4
91 Transport Avenue[1]	Adelaide Airport	SA	LG Electronics Pty Ltd	Industrial	2,142	3.0
468 Boundary Road	Derrimut	VIC	Brambles Australia Limited	Industrial	24,732	22.0
98-126 South Park Drive	Dandenong South	VIC	Gregory's Transport	Industrial	21,020	17.8
100-114 Cross Keys Rd	Salisbury	SA	Coles Myer Logistics Pty Ltd	Industrial	20,340	9.8
Lot A, 302 Hume Hwy	Goulburn	NSW	Coles Myer Limited	Industrial	42,532	69.7
80-96 South Park Drive	Dandenong South	VIC	Capelle Australia	Industrial	10,004	8.8
Total					**179,107**	**178.6**

[1] Expansion of existing facility

Australand's investment property portfolio, after the sale of airport leasehold assets, comprises 47 properties with a total market value of $1,452.4 million. The portfolio has a weighted average lease expiry of 7.4 years, a total lettable area of 847,863 square metres, an average age of 4.1 years and an occupancy rate of 99.5%. Major tenants include PwC, Nestle, Coles, Commonwealth Government, NAB, Qantas, Toll and Cadbury.

Although the pipeline of income producing assets being developed by the Commercial and Industrial Division continues to be large and Australand is still committed to increasing its income producing property portfolio over time until its recurrent income is approximately twice the net income that it generates from development, the following factors can't be ignored:

- The Group's Weighted Average Cost of Capital (WACC) may be higher than the WACC of wholesale property funds, at least in the short term;

- Australand will consider establishing a series of wholesale funds to warehouse approximately 50% of the investment properties to be delivered by the C&I Division in the future, so that in the longer term, a much larger portfolio can be created. This strategy is based on the assumption that Australand will ultimately be able to regain control of the assets held by the wholesale funds it establishes at an appropriate time and replicates the arrangements whereby Australand established and subsequently regained control of 5 wholesale property trusts between 2000 and 2005;

- The substantial deal and construction pipeline that the Group currently has, suggests that the first of the new wholesale property trusts will be launched during the first half of 2007.

The outlook for the Group's current investment property portfolio remains favourable and reflects stable rental growth, a financially sound tenant base, minimal short term lease expiry and negligible vacancy for the foreseeable future.

RESIDENTIAL

The Residential Division's profit before tax, as foreshadowed, was $105.7 million, 22.0% below the 2005 record result of $135.5 million. The following table summarises sales by product type as well as sales revenue on an aggregate basis between wholly owned and joint venture entities:

	Lots No.	Houses No.	Apartments No.	Total Revenue $m
Wholly Owned Projects	968	688	251	783.0 – down 17.4%
Joint Venture Projects*	283	81	84	166.1 – down 10.8%
Total	**1,251**	**769**	**335**	**949.1**

* Joint Venture figures are Australand's share of unit sales and revenue

Operational highlights for 2006 included:

- The commencement of Port Coogee development works and the successful sales launch of Stage 1;

- The launch of 13 small to medium size new residential projects across Australia;

- Satisfactory margins from the Queensland business unit;

- A strong profit contribution by the Victorian business unit in terms of both revenue and margins;

- Significantly better than forecast profit margins on all of the Group's Perth projects.

Three interest rate increases and higher fuel prices contributed to a significant decline in consumer confidence during 2006, which had a bigger negative impact on residential projects in Sydney, than in other capital cities.

While residential margins were close to those achieved in the previous year, project margins in all cities other than Perth are at historical lows and could be expected to return to "normal" levels during the next two years.

During the year the amount of capital deployed in the Residential Division was reduced from $1.4 billion to $1.3 billion as part of a broader plan to reduce the Group's exposure to the apartment sector and re-invest the capital in better performing land and housing projects. It is anticipated that the amount of capital utilised by the Residential Division will be reduced to approximately $1.2 billion during the next 12 – 18 months with a view to achieving higher levels of inventory turnover and a better return on capital as a consequence of the Group's progressive diversification away from the apartment sector. Nevertheless, the Group will maintain a prudent level of exposure to the apartment sector so that it will be in a position to take advantage of the inevitable recovery in demand for apartments triggered by historically low rental vacancies and apartment production.

During 2006 the Division allocated $146.1 million to the acquisition of new development sites with the majority of the capital allocated to Perth projects to ensure that the Group can maintain sales volumes in a market that is anticipated to be strong for the foreseeable future.

The following table discloses the longer term yield and sales revenue from projects which are controlled by Australand and its related entities.

Residential Division: Future yields and revenue (existing projects)

	No. of projects	Future Yield			Future Revenue $'m			Trading life
		Land Lots	Houses	Apartments	Land	Houses	Apartments	
1. Split By State								
New South Wales	34	168	1,047	916	54	615	707	Up to 5 years
Victoria	35	1,960	2,154	657	306	695	473	Up to 6 years
Queensland	15	466	727	490	132	431	367	Up to 5 years
Western Australia	18	3,549	370	1,402	925	128	906	Up to 10 years
Total	**102**	**6,143**	**4,298**	**3,465**	**1,417**	**1,869**	**2,453**	
2. Split between wholly owned and joint ventures								
Wholly Owned	75	4,541	3,098	2,270	1,102	1,233	1,627	
Australand share of Joint Ventures	27	1,602	1,200	1,195	315	636	826	
Total	**102**	**6,143**	**4,298**	**3,465**	**1,417**	**1,869**	**2,453**	

Note: The above table reflects the number of lots and revenue for joint ventures based on Australand's 50% entitlement to revenue and profits associated therewith. Australand's entitlements to project management fees and minority profit shares from Project Development Agreements have not been included in the table.

OUTLOOK

The increased capital allocations to the Investment Property Division and to Commercial and Industrial projects will further diversify Australand's future profitability. In particular, the 78% increase in the size of the Commercial and Industrial Division's pre-committed forward workload should enable higher profits to be achieved by this division.

Because of the size of the pre-committed forward workload of the Commercial and Industrial Division, it is likely that a series of Australand managed wholesale funds will be formed to accommodate approximately 50% of the division's output, in the expectation that control of these wholesale property trusts will ultimately revert to Australand after the passage of time, in line with the arrangements that Australand made with a series of wholesale property trusts between 2000 and 2005.

An improvement in the profitability of Australand's Residential Division will be dependent on a recovery in the Sydney residential real estate market and a reversal of the 2006 upward trend in interest rates, which may not occur during 2007.

It is anticipated that 2007 contributions from both the Commercial and Industrial and Investment Property Divisions will be higher than 2006. This should ensure that profits will continue to support total annual Dividends/Distributions per stapled security at the current level of 16.5 cents.

DIVIDENDS / DISTRIBUTIONS

Dividends paid or declared by Australand Holdings Limited and distributions paid or declared by Australand Property Trust, Australand Property Trust No.4 and Australand Property Trust No.5 to stapled security holders since the end of the previous financial year are detailed in Note 3 to the financial statements contained in this preliminary final report.

SIGNIFICANT CHANGES IN STATE OF AFFAIRS

There were no significant changes in the state of affairs of Australand during the financial year.

Dated at Sydney this 5th day of February 2007.

Signed in accordance with a resolution of the Directors.

Brendan Crotty
Managing Director

CONSOLIDATED INCOME STATEMENT

For the Year Ended 31 December 2006

	Notes	Consolidated 2006 $'000	2005 $'000
Revenue from continuing operations	5	**1,058,354**	1,533,138
Cost of properties sold		**(664,509)**	(1,201,537)
Development profit recognised through valuation of properties transferred to Australand Property Trusts		**9,877**	11,280
Share of net profits of joint ventures accounted for using the equity method		**32,587**	40,129
Investment property expenses		**(21,319)**	(9,173)
Employee expenses		**(89,286)**	(92,532)
Depreciation		**(3,416)**	(2,735)
Finance cost – net		**(56,714)**	(44,448)
Other expenses		**(56,777)**	(50,853)
Net gains from fair value adjustments on investment property		**87,751**	53,709
Profit before income tax		**296,548**	236,978
Income tax expense		**(32,966)**	(30,852)
Net profit		**263,582**	206,126
Net profit attributable to other equity holders of development projects (minority interest)		**-**	(967)
Net profit attributable to ASSETS hybrid equity holders (minority interest)		**(20,532)**	(4,157)
Profit attributable to stapled security holders of Australand		**243,050**	201,002
Attributable to:			
Equity holders of AHL and APT		**186,332**	195,383
Equity holders of other stapled entities (minority interest):			
- Australand Property Trust No.4 (APT4)		**38,546**	4,145
- Australand Property Trust No.5 (APT5)		**18,172**	1,474
Profit attributable to stapled security holders of Australand		**243,050**	201,002

Earnings per stapled security for profit attributable to the ordinary equity holders of AHL and APT (parent entity)

Basic earnings per stapled security	2	**20.8 cents**	22.7 cents
Diluted earnings per stapled security	2	**20.7 cents**	22.5 cents

The above income statement should also be read in conjunction with the accompanying notes, including note 2 which presents the following earnings per stapled security for profit attributable to the stapled security holders:

Basic earnings per stapled security	2	**27.1 cents**	23.3 cents
Diluted earnings per stapled security	2	**27.0 cents**	23.1 cents

The above consolidated income statement should be read in conjunction with the accompanying notes.

CONSOLIDATED BALANCE SHEET

As at 31 December 2006

	Notes	Consolidated 2006 $'000	2005 $'000
Current Assets			
Cash and cash equivalents		**9,594**	17,640
Receivables		**256,922**	272,598
Inventories		**702,086**	484,964
Investment properties under contracts for sale		**150,500**	-
Derivative financial instruments		**22,918**	-
Other		**5,606**	6,036
Total Current Assets		**1,147,626**	781,238
Non-Current Assets			
Inventories		**648,734**	707,949
Investments accounted for using the equity method		**216,999**	226,380
Investment properties		**1,452,373**	1,318,605
Property, plant and equipment		**36,828**	38,796
Deferred tax assets		**-**	8,297
Total Non-Current Assets		**2,354,934**	2,300,027
Total Assets		**3,502,560**	3,081,265
Current Liabilities			
Payables		**123,824**	138,074
Interest bearing liabilities		**-**	335,482
Derivative financial instruments		**-**	4,193
Current tax liabilities		**18,790**	27,116
Provisions		**87,049**	68,817
Land vendor liabilities		**104,200**	46,785
Total Current Liabilities		**333,863**	620,467
Non-Current Liabilities			
Interest bearing liabilities		**1,400,663**	898,000
Provisions		**13,188**	8,481
Land vendor liabilities		**18,352**	57,826
Deferred tax liabilities		**24,353**	-
Total Non-Current Liabilities		**1,456,556**	964,307
Total Liabilities		**1,790,419**	1,584,774
Net Assets		**1,712,141**	1,496,491
Equity			
Equity holders of AHL and APT			
Contributed equity		**980,334**	899,820
Reserves		**18,743**	(2,306)
Retained profits		**207,740**	144,558
		1,206,817	1,042,072
Equity holders of APT4 and APT5 (minority interest)		**236,666**	185,761
Stapled security holders interest in the Group	4	**1,443,483**	1,227,833
ASSETS hybrid equity		**268,658**	268,658
Total Equity		**1,712,141**	1,496,491

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the Year Ended 31 December 2006

	Consolidated 2006 $'000	Consolidated 2005 $'000
Total equity at the beginning of the financial year	**1,496,491**	1,142,127
Net profit for the financial year	**263,582**	206,126
Changes in the fair value of cash flow hedges, net of tax	**20,049**	(3,993)
Net income / (expense) recorded directly in equity	**20,049**	(3,993)
Total profit for the year and net income recorded directly in equity	**283,631**	202,133
Pre acquisition reserves - APT5	-	992
Capital redemption reserve	-	(10,601)
	-	(9,609)
Transactions with equity holders		
Contributions of equity, net of transaction costs	**100,438**	42,112
Security based payments	**1,000**	1,687
Dividends and distributions provided for or paid (note 3)	**(148,887)**	(143,888)
Capital distribution / dividend to stapled security holders in respect of the stapling of APT4 and APT5	-	(184,475)
Capital distribution / dividend compulsorily applied to staple APT4 and APT5 with the Australand Group	-	184,475
ASSETS hybrid equity and minority interest in development projects	**(20,532)**	261,929
	(67,981)	161,840
Total equity at the end of the financial year	**1,712,141**	1,496,491
Total profit for the year and net income recorded directly in equity is attributable to:		
Equity holders of AHL and APT	**206,381**	191,390
Equity holders of other stapled entities (minority interest):		
- Australand Property Trust No.4 (APT4)	**38,546**	4,145
- Australand Property Trust No.5 (APT5)	**18,172**	1,474
Other minority interests	**20,532**	5,124
	283,631	202,133

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

CONSOLIDATED CASH FLOW STATEMENT

For the Year Ended 31 December 2006

	Consolidated 2006 $'000	Consolidated 2005 $'000
Cash Flows from Operating Activities		
Receipts from customers (inclusive of goods and services tax)	**994,995**	1,696,423
Payments to suppliers and employees (inclusive of goods and services tax)	**(860,008)**	(1,462,700)
Interest received	**6,635**	7,911
Dividends and trust distributions received	**-**	826
Interest paid	**(92,093)**	(73,587)
Income tax paid	**(15,517)**	(18,527)
Net cash flows provided by operating activities	**34,012**	150,346
Cash Flows from Investing Activities		
Joint venture equity investments - net of distributions	**(68,886)**	(20,542)
Payments for stapling of APT4 and APT5	**-**	(187,636)
Cash acquired on stapling of APT4 and APT5	**-**	10,161
Proceeds from sale of investment property	**-**	14,400
Payments for acquisition and improvement to investment properties	**(169,037)**	(305,726)
Payments for plant and equipment	**(1,447)**	(2,268)
Net cash flows (used in) investing activities	**(239,370)**	(491,611)
Cash Flows from Financing Activities		
Proceeds from borrowings	**870,903**	1,291,056
Repayment of borrowings	**(703,722)**	(1,029,901)
Dividends and trust distributions paid	**(147,331)**	(106,277)
Distributions to minority interests – ASSETS	**(18,809)**	-
Net contribution from ASSETS raising	**95,143**	174,894
Proceeds from issue of units/shares (net of equity raising costs)	**101,128**	21,347
Net cash flows provided by financing activities	**197,312**	351,119
Net (decrease) / increase in cash held	**(8,046)**	9,854
Cash at the beginning of financial year	**17,640**	7,786
Cash at the end of financial year	**9,594**	17,640

The above consolidated cash flow statement should be read in conjunction with the accompanying notes.

NOTES TO THE FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of the financial report are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated. The financial report includes financial statements for the consolidated entity consisting of Australand Holdings Limited and its subsidiaries as defined in Note 1(b).

(a) BASIS OF PREPARATION

This general purpose financial report has been prepared in accordance with Australian equivalents to International Financial Reporting Standards (AIFRS), other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Interpretations and the Corporations Act 2001.

Compliance with IFRS
Australian Accounting Standards include AIFRS. Compliance with AIFRS ensures that the consolidated financial statements and notes of Australand comply with International Financial Reporting Standards (IFRS).

Historical cost convention
These financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, financial assets and liabilities (including derivative instruments) at fair value through profit or loss, certain classes of property, plant and equipment and investment property.

(b) PRINCIPLES OF CONSOLIDATION

(i) Subsidiaries and controlled entities

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries and controlled entities of Australand Holdings Limited, including Australand Property Trust, Australand Property Trust No.4 and Australand Property Trust No.5 as at 31 December 2006 and the results of all subsidiaries and controlled entities for the year then ended. Australand and its subsidiaries and controlled entities are referred to in this financial report as the Group or the consolidated entity.

Subsidiaries are all those entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one-half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

Inter-entity transactions, balances and unrealised gains on transactions between Group entities are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

(ii) Associated entities and partnerships

Investments in associated entities and partnerships are accounted for in the consolidated financial statements using the equity method. Under this method, Australand's share of the profits or losses of associates and partnerships is recognised in the consolidated income statement, and its share of movements in reserves is recognised in consolidated reserves. Associates are those entities over which the Group exercises significant influence, or joint control, but not control.

Unrealised gains/(losses) resulting from transactions with associates are eliminated to the extent of the Group's interest.

(iii) Joint ventures

The interest in a joint venture entity is accounted for in the consolidated financial statements using the equity method and is carried at cost by the parent entity. Under the equity method, the share of the profits or losses of the partnership is recognised in the income statement, and the share of movements in reserves is recognised in reserves in the balance sheet.

Profits or losses on transactions establishing the joint venture entity and transactions with the joint venture are eliminated to the extent of the Group's ownership interest until such time as they are realised by the joint venture entity on consumption or sale, unless they relate to an unrealised loss that provides evidence of the impairment of an asset transferred.

(iv) Application of UIG 1013 Pre date of transition stapling arrangements and AASB 1002 Post date of transition stapling arrangements

For the purposes of UIG 1013 and AASB 1002, Australand Holdings Limited ('AHL') has been identified as the Parent Entity in relation to the pre date of transition stapling with Australand Property Trust ('APT') and the post date of transition stapling with Australand Property Trust No.4 ('APT4') and Australand Property Trust No.5 ('APT5'). In accordance with UIG 1013 the results and equity of AHL and APT have been combined in the financial statements. In accordance with AASB 1002 however the results and equity, not directly owned by AHL or APT, of APT4 and APT5 have been treated and disclosed as minority interest. Whilst the results and equity of APT4 and APT5 are disclosed as minority interest, the stapled security holders of AHL and APT are the same as the stapled security holders of APT4 and APT5.

(c) REVENUE RECOGNITION

Real Estate Asset Sales
Revenue is recognised on Real Estate Asset Sales when the significant risks and rewards have passed to the buyer and it is probable the economic benefits will flow to the Group and can be reliably measured. Revenue on property development sales are recognised on settlement and land sales where there is a signed unconditional contract for sale.

Construction Contracting
Contract revenue and expenses are recognised in accordance with the percentage of completion method unless the outcome of the contract cannot be reliably estimated. Where it is probable that a loss will arise from a construction contract, the excess of total costs over revenue is recognised as an expense immediately. Where the outcome of a contract cannot be reliably estimated, contract costs are recognised as an expense as incurred, and where it is probable that the costs will be recovered, revenue is recognised to the extent of costs incurred.

Rental Income
Rental income from operating leases is recognised in income on a straight-line basis over the lease term. Rental income relating to straight lining is included as a component of the net gain from fair value adjustments on investment property. An asset is recognised to represent the portion of operating lease income in a reporting period relating to fixed increases in operating lease rentals in future periods. Such assets are recognised as a component of the carrying amount of investment properties in the balance sheet.

(d) INVESTMENT PROPERTIES

Investment properties comprise investment interests in land and buildings held for long term rental yields and not occupied by the Group. Investment properties are carried at fair value, representing open market value determined annually by external valuers, with approximately 50% of properties valued in the first half of each year and the balance in the second half.

The carrying amount of investment properties recorded in the balance sheet includes components relating to lease incentives and assets relating to fixed increases in operating lease rentals in future periods. Changes in fair values are recorded in the income statement as part of other income.

Investment properties under development
Investment properties under development are valued at the lower of cost and recoverable amount. An independent valuation is undertaken at practical completion of each investment property in order to assess a property's completion value. Any resultant revaluation gain or loss made while the property is under development is shown separately on the consolidated income statement from fair value gains from existing investment properties held.

(e) PROPERTY, PLANT AND EQUIPMENT

Property occupied by Australand is carried at cost. Property, plant and equipment are depreciated over their estimated useful lives using the straight-line method. Net gains and losses on disposal of plant and equipment are brought to account in determining the results for the period. The expected useful lives of plant and equipment are two to five years (2005: two to five years). The expected useful life of property is forty years (2005: forty years).

(f) VALUATION OF INVENTORIES

Inventories comprising land, land and housing, integrated land and housing, medium density, high-rise developments and commercial and industrial developments are carried at the lower of cost and net realisable value. Cost includes the cost of acquisition, development and borrowing costs incurred during development. When development is completed, borrowing costs are expensed as incurred.

(g) CASH AND CASH EQUIVALENTS

Cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

(h) TRADE RECEIVABLES

Collectibility of trade receivables is reviewed on an ongoing basis. Debts which are known to be uncollectible are written off. A provision for doubtful receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate.

(i) ACQUISITIONS OF ASSETS

The purchase method of accounting is used for all acquisitions of assets regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus incidental costs directly attributable to the acquisition. Where equity instruments are issued in an acquisition, the value of the instruments is their market price as at the acquisition date. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than fair value of net assets of the subsidiary acquired, the difference is recognised directly in the income statement, but only after a reassessment of the identification and measurement of the net assets acquired.

(j) IMPAIRMENT OF ASSETS

Assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds recoverable amount. Recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units).

(k) TRADE AND OTHER CREDITORS

Trade and other creditors represent liabilities for goods and services provided prior to the end of the financial year and which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition.

(l) LAND VENDOR LIABILITIES

Where the consolidated entity enters into unconditional contracts with land vendors to purchase properties for future development that contain deferred payment terms, these liabilities are discounted to their present value using a discount rate at 31 December 2006 of 8.0% (2005: 7.50%).

(m) PROVISIONS

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events it is more likely than not an outflow of resources will be required to settle the obligation and the amount has been reliably estimated. Provisions are not recognised for future operating losses.

(n) LEASE INCENTIVES

Prospective lessees may be offered incentives as an inducement to enter into non-cancellable operating leases. These incentives may take various forms including, up front cash payments, rent free periods, or a contribution to certain lessee costs such as fit out costs or relocation costs. As these incentives are repaid out of future lease payments, they are recognised as an asset in the consolidated balance sheet as a component of the carrying amount of investment properties and amortised over the lease period.

(o) EMPLOYEE BENEFITS

(i) Wages, salaries and annual leave

Liabilities for employee entitlements to wages and salaries, annual leave and other current employee entitlements are accrued at non-discounted amounts calculated on the basis of future wage and salary rates including on-costs.

(ii) Long service leave

Liabilities for other employee entitlements which are not expected to be paid or settled within 12 months of balance date are accrued in respect of all employees at present values of future amounts expected to be paid, based on a projected weighted average increase in wage and salary rates. Expected future payments are discounted using interest rates on national government securities with terms to maturity that match, as closely as possible, the estimated future cash outflows.

(iii) Superannuation

Contributions to the Australand Superannuation Plan are charged as an expense as the contributions are paid or become payable.

(iv) Share-based payments

Share-based compensation benefits are provided to employees via the Australand Share Option Plan and the Australand Securities Ownership Plan. The fair value of options granted is determined at grant date and recognised as an expense with a corresponding increase in equity over their vesting period. For share options granted before 7 November 2002 and/or vested before 1 January 2005 no expense is recognised in respect of these options. The shares are recognised when the options are exercised and the proceeds received allocated to share capital.

(p) BORROWINGS AND BORROWING COSTS

Borrowings are initially recognised at fair value including transaction costs incurred. Any difference between proceeds (net of transaction costs) and redemption is recognised in the income statement over the period of the borrowings using effective interest method. Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date. Borrowing costs incurred for construction of any qualifying asset are capitalised during the period of time that is required to complete and prepare the asset for intended use or sale. Other borrowing costs are expensed.

The capitalisation rate used to determine the amount of borrowing costs to capitalise is the weighted average interest rate applicable to the entity's outstanding borrowings during the year, in this case 7.0% (2005 – 6.6%).

(q) DERIVATIVES

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Group designates certain derivatives as hedges of highly probable forecast transactions (cash flow hedges).

The Group documents at the inception of the transaction, the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions have been and will continue to be effective in offsetting changes in cash flows of hedged items.

Cash flow hedges
The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised in equity in the hedging reserve. The gain or loss relating to the ineffective portion is recognised immediately in the income statement.

Amounts accumulated in equity are recycled in the income statement in the periods when the hedged item will affect profit or loss (for instance when the forecast sale that is hedged takes place). However, when the forecast transaction that is hedged results in the recognition of a non-financial asset (for example, inventory) or a non-financial liability, the gains and losses previously deferred in equity are transferred from equity and included in the measurement of the initial cost or carrying amount of the asset or liability.

When a hedging instrument expires or is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

(r) TAXATION

The income tax expense or revenue for the period is the tax payable on the current period's taxable income based on the notional income tax rate adjusted by changes in deferred tax assets and liabilities attributable to temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements, and to unused tax losses.

Deferred tax assets and liabilities are recognised for temporary differences at the tax rates expected to apply when the assets are recovered or liabilities are settled, based on those tax rates which are enacted or substantively enacted for each jurisdiction. The relevant tax rates are applied to the cumulative amounts of deductible and taxable temporary differences to measure the deferred tax asset or liability. An exception is made for certain temporary differences arising from the initial recognition of an asset or a liability. No deferred tax asset or liability is recognised in relation to these temporary differences if they arose in a transaction, other than a business combination, that at the time of the transaction did not affect either accounting profit or taxable profit or loss.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses. Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in controlled entities where the parent entity is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future. Current and deferred tax balances attributable to amounts recognised directly in equity are also recognised directly in equity.

Tax consolidation legislation
Australand Holdings Limited and its wholly owned entities implemented the tax consolidation legislation from 1 January 2003.

Australand Holdings Limited and the wholly owned entities in the tax consolidation group continue to account for their own current and deferred tax amounts. These tax amounts are measured as if each entity in the tax consolidation group continues to be a stand-alone taxpayer in its own right.

In addition to its own current and deferred tax amounts, Australand Holdings Limited also recognises the current tax liabilities (or assets) and the deferred tax assets arising from the unused tax losses and unused tax credits assumed from controlled entities in the tax-consolidated group.

Assets or liabilities arising under tax funding agreements with the tax-consolidated entities are recognised as amounts receivable from or payable to other entities in the Group. Any difference between the amounts assumed and amounts receivable or payable under the tax funding agreement is recognised as a contribution to (or distribution from) wholly owned tax-consolidated entities.

Australand Property Trusts
Under current income tax legislation, Australand Property Trust, Australand Property Trust No.4 and Australand Property Trust No.5 are not liable for income tax, provided that the taxable income is fully distributed each year including any taxable capital gain derived from the sale of an asset.

(s) EARNINGS PER SECURITY

(i) Basic earnings per stapled security

Basic earnings per stapled security is determined by dividing the net profit after income tax attributable to Australand stapled security holders, excluding any costs of servicing equity other than ordinary securities, by the weighted average number of stapled securities outstanding during the year, adjusted for bonus elements in stapled securities, if any, issued during the year.

(ii) Diluted earnings per stapled security

Diluted earnings per stapled security adjusts the figures used in the determination of basic earnings per stapled security by taking into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary securities and the weighted average number of securities assumed to have been issued for no consideration in relation to the dilutive potential ordinary securities.

(iii) Basic earnings per stapled security – parent entity

Basic earnings per stapled security is determined by dividing the net profit after income tax attributable to Australand Holdings Limited and APT (excluding minority interest of APT4 and APT5), excluding any costs of servicing equity other than ordinary securities, by the weighted average number of stapled securities outstanding during the year, adjusted for bonus elements in stapled securities, if any, issued during the year.

(iv) Diluted earnings per stapled security – parent entity

Diluted earnings per stapled security adjusts the figures used in the determination of basic earnings per stapled security by taking into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary securities and the weighted average number of securities assumed to have been issued for no consideration in relation to the dilutive potential ordinary securities.

(t) INTEREST INCOME

Interest income is recognised under the effective interest rate method.

(u) ROUNDING OF AMOUNTS

Australand is an entity of the kind referred to in Class Order 98/100 dated 10 July 1998 issued by the Australian Securities and Investments Commission, relating to the rounding off of amounts in the Financial Report. Amounts in the Financial Report have been rounded off in accordance with that Class Order to the nearest thousand dollars, or in certain cases, to the nearest dollar.

2. EARNINGS PER STAPLED SECURITY

		Consolidated 2006	2005
i.	Basic earnings per stapled security	**27.1 cents**	23.3 cents
ii.	Diluted earnings per stapled security	**27.0 cents**	23.1 cents
iii.	Basic earnings per stapled security (Parent Entity)	**20.8 cents**	22.7 cents
iv.	Diluted earnings per stapled security (Parent Entity)	**20.7 cents**	22.5 cents

(a) Reconciliation of earnings used in calculating earnings per stapled security

Consolidated	**$'000**	**$'000**
(i) Basic earnings per stapled security		
Net profit after tax	**243,050**	201,002
Earnings used in calculating basic earnings per stapled security	**243,050**	201,002
(ii) Diluted earnings per stapled security		
Net profit after tax	**243,050**	201,002
Earnings used in calculating diluted earnings per stapled security	**243,050**	201,002
Parent Entity*		
(iii) Basic earnings per stapled security		
Net profit after tax	**186,332**	195,383
Earnings used in calculating basic earnings per stapled security	**186,332**	195,383
(iv) Diluted earnings per stapled security		
Net profit after tax	**186,332**	195,383
Earnings used in calculating diluted earnings per stapled security	**186,332**	195,383

*For the purpose of earnings per stapled security, the parent entity is defined as AHL and APT

(b) Weighted average number of stapled securities used

The weighted average number of stapled securities on issue used in the calculation of basic earnings per stapled security was 896,286,467 stapled securities (2005: 861,314,508).
The weighted average number of stapled securities on issue used in the calculation of diluted earnings per stapled security was 901,399,904 stapled securities (2005: 868,895,902).

Weighted *average number* of ordinary securities used as the denominator in calculating basic earnings per stapled security	**896,286,467**	861,314,508
Australand Employee Securities Ownership Plan	**5,113,437**	7,581,394
Weighted average number of ordinary securities and potential ordinary securities used as the denominator in calculating diluted earnings per stapled security	**901,399,904**	868,895,902

(c) Information concerning the classification of securities

Securities granted to employees under the Australand Employee Securities Ownership Plan are considered to be potential ordinary securities and have been included in the determination of diluted earnings per stapled security to the extent to which they are dilutive. The securities have not been included in the determination of basic earnings per stapled security.

3. DIVIDENDS / DISTRIBUTIONS

Dividends / distributions recognised in the current year by Australand Holdings Limited and Australand Property Trust, Australand Property Trust No.4 and Australand Property Trust No.5 are:

2006	Payment per Share/Unit	Total Amount $'000	Date of Payment	Tax Rate for Franking Credit	Percentage Franked %
Ordinary shares					
Interim dividend	2.4 cents	**21,340**	04-05-06	30%	100%
Interim dividend	1.6 cents	**13,449**	03-08-06	30%	100%
Interim dividend	2.1 cents	**20,085**	02-11-06	30%	100%
Final dividend	1.0 cents	**9,271**	09-02-07	30%	100%
Total dividend	7.1 cents	**64,145**			
Units					
Interim distribution	1.6 cents	**14,079**	04-05-06		
Interim distribution	2.4 cents	**22,477**	03-08-06		
Interim distribution	1.9 cents	**16,614**	02-11-06		
Final distribution	3.5 cents	**32,449**	09-02-07		
Total distribution	9.4 cents	**85,619**			

The Australand Distribution Reinvestment Plan ("**DRP**") is not in operation for the final 2006 dividend / distribution. The Record Date to determine entitlements to the final 2006 dividend / distribution was 5.00pm, 29 December 2006. The final 2006 dividend / distribution of 4.5 cents per stapled security (comprising a 1.0 cent per share fully franked dividend from Australand Holdings Limited, a 2.37 cent per unit distribution from Australand Property Trust, a 0.55 cent per unit distribution from Australand Property Trust No.4 (tax deferred to approximately 78%) and a 0.58 cent per unit distribution from Australand Property Trust No.5), is payable on 9 February 2007.

2005	Payment per Share/Unit	Total Amount $'000	Date of Payment	Tax Rate for Franking Credit	Percentage Franked %
Ordinary shares					
Interim dividend	2.2 cents	**19,122**	04-05-05	30%	100%
Interim dividend	2.3 cents	**20,076**	03-08-05	30%	100%
Interim dividend	2.4 cents	**20,952**	04-11-05	30%	100%
Final dividend	2.5 cents	**21,823**	08-02-06	30%	100%
Total dividend	9.4 cents	**81,973**			
Units					
Interim distribution	1.8 cents	**15,645**	04-05-05		
Interim distribution	1.7 cents	**14,839**	03-08-05		
Interim distribution	1.6 cents	**13,967**	04-11-05		
Final distribution – APT	1.1 cents	**9,482**	08-02-06		
Final distribution – APT4	0.8 cents	**7,281**	08-02-06		
Final distribution – APT5	0.1 cents	**701**	08-02-06		
Total distribution	7.1 cents	**61,915**			
Special dividend – Stapling of APT4 & APT5	1.0 cents	**8,730**	14-10-05	30%	100%

3. DIVIDENDS / DISTRIBUTIONS (continued)

Franking credits	Consolidated	
	2006 $'000	2005 $'000
Franking credits available for subsequent financial years based on a tax rate of 30% (2005 – 30%)	**79,473**	89,396

Franking credits are available at the 30% corporate tax rate after allowing for tax payable in respect of the current period's profit, payment of proposed dividends/distributions and receipt of dividends receivable. The ability to utilise the franking credits is dependent upon there being sufficient available profits to declare dividends / distributions. The above amounts represent the balances of the franking accounts as at the end of the financial period, adjusted for:

(a) franking credits that will arise from the payment of the current tax liability;

(b) franking debits that will arise from the payment of dividends recognised as a liability at the reporting date; and

(c) franking credits that may be prevented from being distributed in subsequent financial years.

4. EQUITY

Australand is a stapled entity in which the security holders hold direct interests and an equal number of securities in each of Australand Holdings Limited (AHL), Australand Property Trust (APT), Australand Property Trust No.4 (APT4) and Australand Property Trust No.5 (APT5).

As the securities of AHL and APT were stapled before the introduction of AIFRS, UIG 1013 *Pre date of transition stapling arrangements* applies. This deems that AHL is identified as the acquirer and the parent and the results and net assets of AHL and APT are combined when presenting the consolidated financial statements.

However, as the stapling of APT4 and APT5 occurred after the introduction of AIFRS, AASB Interpretation 1002 *Post date of transition stapling arrangements* applies. For the purposes of AASB 1002, APT has been identified as the acquirer and the results and equity of APT4 and APT5 are presented as minority interest in the consolidated financial statements on the basis that neither APT or AHL has obtained an ownership interest as a result of the stapling.

Whilst the results and equity of APT4 and APT5 are disclosed as minority interest, the stapled security holders of AHL and APT are the same as the stapled security holders of APT4 and APT5.

4. EQUITY (CONTINUED)

	Notes	Consolidated 2006 $'000	2005 $'000
Equity			
Capital and Reserves attributable to stapled security holders as:			
Equity holders of AHL and APT			
Contributed equity		**980,334**	899,820
Reserves	4(a)	**18,743**	(2,306)
Retained profits	4(b)	**207,740**	144,558
Parent interest		**1,206,817**	1,042,072
Equity holders of other stapled entities – APT4 and APT5 (minority interest)			
Contributed equity		**212,270**	192,346
Reserves	4(a)	**(10,601)**	(10,601)
Retained profits	4(b)	**34,997**	4,016
Equity holders of other stapled entities – APT4 and APT5 (minority interest)		**236,666**	185,761
Stapled security holders interest in the Group		**1,443,483**	1,227,833
(a) Reserves			
Hedging reserve			
Hedging reserve – cash flow hedges – AHL and APT		**16,056**	(3,993)
Total Hedging reserve – cash flow	i)	**16,056**	(3,993)
Share based payments reserve			
Share based payments reserve – AHL	ii)	**2,687**	1,687
Capital redemption reserve			
Capital redemption reserve – APT4 and APT5	iii)	**(10,601)**	(10,601)
Total reserves – stapled security holders		**8,142**	(12,907)

4. EQUITY (CONTINUED)

	Consolidated 2006 $'000	Consolidated 2005 $'000
Movements in above stapled security holders reserves comprise:		
(i) Hedging reserve – cash flow hedges		
Balance 1 January	**(3,993)**	(5,380)
Changes in fair value of cash flow hedges	**26,924**	1,387
Deferred tax	**(6,875)**	-
Balance 31 December	**16,056**	(3,993)
(ii) Share-based payments reserve		
Balance 1 January	**1,687**	1,687
Expense relating to share based payments	**1,000**	-
Balance 31 December	**2,687**	1,687
(iii) Capital Redemption Reserve		
Balance 1 January	**(10,601)**	-
Capital redemption reserve – stapling of APT4 and APT5	**-**	(10,601)
Closing Balance 31 December	**(10,601)**	(10,601)
(b) Retained Profits		
Equity holders of AHL and APT		
Retained profits	**207,740**	144,558
Other stapled entities		
- Australand Property Trust No.4	**23,420**	918
- Australand Property Trust No.5	**11,577**	3,098
	34,997	4,016
Stapled security holders interest in retained profits	**242,737**	148,574
Movements in above total stapled security holder's interest in retained profits:		
Balance 1 January	**148,574**	98,077
Pre acquisition adjustment - Australand Property Trust No.5	**-**	992
Net profit attributable to the stapled security holders of Australand	**243,050**	201,002
Dividends / distributions	**(148,887)**	(151,497)
Balance 31 December	**242,737**	148,574

5. REVENUE

	Consolidated	
	2006	**2005**
	$'000	**$'000**
Sales revenue		
Property development sales	**861,780**	1,421,504
Rent from investment properties	**128,922**	70,966
	990,702	1,492,470
Other revenue		
Interest received or receivable from:		
- Trade receivables	**800**	1,555
- Other	**5,835**	5,957
Management fees from joint venture entities	**9,572**	14,530
Other income from joint venture entities	**6,280**	4,773
Gain from investment properties under contracts for sale / sold	**27,480**	1,611
Sundry income	**17,685**	11,416
Distributions from investments in unlisted trusts	**-**	826
	67,652	40,668
Revenue (excluding share of equity accounted net profits of associates and joint ventures)	**1,058,354**	1,533,138

Contracts for sale for 11 investment properties were signed on 15 December 2006. These sales were subject only to approval by the respective Government bodies of the transfers of leases held over Crown land on which the properties are situated. The Commonwealth consent for the assignment of the ground leases to the purchaser, SAITeysMcMahon Property Limited, was provided on 23 January 2007, and settlement is due to occur in February 2007. The properties have been disclosed as 'Investment properties under contracts for sale' in current assets in the balance sheet and a net gain of $27.5m recognised.

6. COMPARISON OF HALF YEAR PROFITS

	Consolidated 2006 $'000	Consolidated 2005 $'000
Consolidated profit from ordinary activities after tax attributable to security holders reported for the first half year	**89,256**	89,821
Consolidated profit from ordinary activities after tax attributable to security holders reported for the second half year	**153,794**	111,181
Consolidated profit from ordinary activities after tax attributable to security holders	**243,050**	201,002

7. CONTINGENCIES

Details and estimated maximum amounts of contingent liabilities (for which no amounts are recognised in the financial statements) are as follows:

(a) The Group has given indemnities for land development contract performance in the form of bank guarantees and insurance bonds.

	2006 $'000	2005 $'000
Performance bank guarantees outstanding	**59,302**	42,342
Financial bank guarantees outstanding	**7,151**	14,868
Insurance bonds outstanding	**23,813**	26,560
	90,266	83,770

(b) In the ordinary course of business, the Group provides rental guarantees to tenants and owners of various commercial, industrial and residential buildings, which the Group is developing or has completed. These arrangements require the Group to guarantee the rental income of these properties for certain periods of time. As at the date of this report, the Directors are of the opinion that based on the current lease commitments, together with the allowances made within the development budgets for these property developments adequate allowance has been made in the financial statements for these potential obligations.

(c) In the ordinary course of business, the Group becomes involved in litigation, some of which falls within the Group's insurance arrangements. Whilst the outcomes are uncertain, these contingent liabilities are not considered to be material to the Group.

8. SEGMENT REPORTING

The consolidated entity operates wholly within Australia and is organised into the following divisions:

- Residential
- Commercial and Industrial;
- Investment Property

December 2006

Business Segment Summary ($'000)	Residential	Commercial & Industrial	Total Developer	Investment Property	Unallocated	Elim	Consolidated
Revenue	**949,059**	**262,189**	**1,211,248**	**162,119**	**2,765**	**(109,812)**	**1,266,320**
Less: Property development sales revenue from joint venture entities	(166,054)	(84,420)	(250,474)	-	-	42,508	**(207,966)**
Segment Revenue	**783,005**	**177,769**	**960,774**	**162,119**	**2,765**	**(67,304)**[1]	**1,058,354**
Segment result before interest expense and interest in cost of goods	131,887	32,054	163,941	130,121	(6,521)	(10,261)	**277,280**
Development profit through valuation of properties transferred to Australand Property Trusts	-	-	-	-	-	9,877	**9,877**
Capitalised interest in cost of goods sold & other interest	(46,453)	(3,925)	(50,378)	(18,058)	(16,954)	-	**(85,390)**
Revaluation of Investment Property	-	-	-	87,751	-	-	**87,751**
Other fees charged between developer and Trust	-	-	-	11,500	-	(11,500)	**-**
Net segment result after interest expense	85,434	28,129	113,563	211,314	(23,475)	(11,884)	**289,518**
Interest revenue	-	-	-	-	-	-	**-**
Share of net profits of associates and partnerships joint ventures accounted for using the equity method	20,235	11,888	32,123	-	-	464	**32,587**
Unallocated corporate costs	-	-	-	-	(25,557)	-	**(25,557)**
Profit before income tax	**105,669**	**40,017**	**145,686**	**211,314**	**(49,032)**	**(11,420)**	**296,548**
Income tax expense							**(32,966)**
Net Profit							**263,582**

[1] All revenue eliminated relates to the commercial and industrial division.

Business Segment Summary ($'000)	Residential	Commercial & Industrial	Total Developer	Investment Property	Unallocated	Elim	Consolidated
Total segment assets	1,310,052	514,230	1,824,282	1,651,791	77,870	(51,383)	**3,502,560**
Depreciation and amortisation expense	1,345	625	1,970	-	-	1,446	**3,416**

8. SEGMENT REPORTING (CONTINUED)

December 2005

Business Segment Summary ($'000)	Residential	Commercial & Industrial	Total Developer	Investment Property	Unallocated	Elim	Consolidated
Revenue	**1,133,789**	**663,783**	**1,797,572**	**75,389**	-	**(123,766)**	**1,749,195**
Less: Property development sales revenue from joint venture entities	(186,074)	(67,121)	(253,195)	-	-	37,138	**(216,057)**
Segment Revenue	**947,715**	**596,662**	**1,544,377**	**75,389**	-	**(86,628)[1]**	**1,533,138**
Segment result before interest expense and interest in cost of goods sold	156,090	51,331	207,421	62,546	(6,869)	(10,513)	**252,585**
Development profit through valuation of properties transferred to Australand Property Trusts	-	-	-	-	-	11,280	**11,280**
Capitalised interest in cost of goods sold & other interest	(44,566)	(38,973)	(83,539)	(1,340)	(17,529)	-	**(102,408)**
Revaluation of Investment Property	-	-	-	53,709	-	-	**53,709**
Interest & other fees charged between developer and Trust[2]	-	-	-	10,023	-	(10,023)	-
Net segment result after interest expense	111,524	12,358	123,882	124,938	(24,398)	(9,256)	**215,166**
Interest revenue	-	-	-	-	1,541	-	**1,541**
Share of net profits of associates joint ventures partnerships accounted for using the equity method	23,954	19,376	43,330	-	-	(3,201)	**40,129**
Unallocated corporate costs	-	-	-	-	(19,858)	-	**(19,858)**
Profit before income tax	**135,478**	**31,734**	**167,212**	**124,938**	**(42,715)**	**(12,457)**	**236,978**
Income tax expense							**(30,852)**
Net Profit							**206,126**

[1] All revenue eliminated relates to the commercial and industrial division.

[2] Inter-segment interest and fees have not been allocated to divisions within the developer.

Business Segment Summary ($'000)	Residential	Commercial & Industrial	Total Developer	Investment Property	Unallocated	Elim	Consolidated
Total segment assets	1,374,843	229,013	1,603,856	1,462,669	62,615	(47,875)	**3,081,265**
Depreciation and amortisation expense	1,164	541	1,705	-	-	1,030	**2,735**

9. EVENTS OCCURING AFTER THE BALANCE SHEET DATE

There have been no significant events or transactions that have arisen since the end of the financial year, which in the opinion of the Directors would affect significantly the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity.

10. OTHER INFORMATION

a) Control gained over entities having material effect:

Name of entity	Date gained
Glebe Finance Pty Limited	7 Mar 06
Glenwood Land Pty Ltd	25 May 06
Camden Green Pty Limited	25 May 06
Glenwood Land Unit Trust	10 May 06
Land and Housing No. 1 Unit Trust	17 May 06
Freshwater Residential Unit Trust	12 May 06

b) Control lost over entities having material effect:

During the year the interest in the following material entities (and their wholly owned subsidiaries) were disposed of:

Name of entity	Date of disposal	Ownership interest disposed of	Profit recognised on disposal $'000
Property Investment Management Limited	27 Jun 06	100%	-
Australand Management Services (NSW) Pty Ltd	5 Oct 06	100%	3,262
Australand Management Services (VIC) Pty Ltd	5 Oct 06	100%	1,232
Australand Apartments No.6 Pty Limited	20 Dec 06	50%	-

c) Details of aggregate share of profits of associates and joint venture entities:

	2006 $'000	2005 $'000
Profit before income tax	**32,587**	40,129
Income tax expense	**(9,776)**	(12,039)
Net profit	**22,811**	28,090
Share of net profit of associates and joint venture entities	**22,811**	28,090

d) Material interests in entities which are not controlled entities:

Name of entity Equity accounted associates and joint venture entities	Note	Percentage of ownership interest held at end of period or date of disposal Current period %	Previous corresponding period %	Contribution to net profit (loss) 2006 $'000	2005 $'000
111 Darlinghurst Road Unit Trust	(a)	50	-	-	-
118 Alfred Street Finance Pty Ltd	(a)	50	-	-	-
Australand Apartments No.6 Pty Limited	(a)	50	100	-	-
Australand Holdings Limited & BMD Constructions Pty Ltd		50	50	200	1,486
Australand Land and Housing No.5 (Hope Island) Pty Limited		50	50	(24)	-
Australand Land and Housing No.7 (Hope Island) Pty Limited		50	50	-	-
Australand Land and Housing No.8 (Hope Island) Pty Limited		50	50	-	-
Australand United Pty Limited	(b)	-	50	-	-

10. OTHER INFORMATION (CONTINUED)

Name of entity Equity accounted associates and joint venture entities	Note	Percentage of ownership interest held at end of period or date of disposal Current period %	Previous corresponding period %	Contribution to net profit (loss) 2006 $'000	2005 $'000
Avon Road Pymble Pty Ltd		50	50	-	-
Baldi Unit Trust		50	50	191	-
Brisun Pty Ltd		50	50	3	-
Camden Green Pty Limited	(c)	100	50	-	944
Chymont Pty Limited		50	50	643	2,379
Chymont Unit Trust		50	50	-	-
Port Melbourne Unit Trust		50	50	-	-
CIP ALZ (BBP) Trust		50	50	464	-
CIP ALZ Goulburn Industrial Unit Trust		50	50	-	-
CIP ALZ (Horrie Miller Drive) Pty Limited	(a)	50	-	-	
CIP ALZ Horrie Miller Drive Industrial Unit Trust	(a)	50	-	-	
CIP ALZ (MA) Trust		50	50	3,078	-
CIP ALZ (BBP) Pty Ltd		50	50	-	462
CIP ALZ (WA) Pty Limited	(a)	50	-	-	-
CIP ALZ (WA) Unit Trust	(a)	50	-	-	-
Commercial & Industrial Property (MT Waverley) Trust		50	50	2,655	4,784
Commercial & Industrial Property (Pinkenba) Trust		50	50	-	-
Commercial & Industrial Property (Port Melbourne) Trust		50	50	-	1,124
Croydon Development Trust		50	50	-	-
Deer Park Development Trust No. 1		100	100	1,194	-
Discovery Point Pty Limited and Landcom		50	50	2,249	-
Giffnock North Ryde Co Venture	(a)	50	-	182	-
Glebe Finance Pty Limited	(c)	100	50	-	-
Glebe Harbour Unit Trust		50	50	-	1,007
Glenwood Land Pty Ltd	(c)	100	50	-	
Glenwood Land Unit Trust	(c)	100	50	-	1,622
Kellyville Construction Partnership		50	50	520	143
Land and Housing No.1 Unit Trust	(c)	100	50	-	-
LMMBI Pty Ltd		50	50	-	-
LMMBI Unit Trust		50	50	-	-
Minto Industrial Developments Trust		50	50	-	-
Australand Holdings Limited and Morton Homestead Pty Ltd		50	50	2,250	3,767
Motorway Business Park Pty Ltd		50	50	5,333	7,427
Parkinson Development Co Venture	(a)	50	-	-	-
Port Coogee Co Venture		50	50	4,003	-
Stage 3 Eastern Creek Co Venture	(a)	50	-	-	-
St. Andrews Field Co Venture	(a)	50	-	-	-
Sur-Mer (Cronulla) Pty Ltd		50	50	-	-
Torquay Nominee Pty Limited		50	50	2,610	468
Lincoln Health Estate Pty Ltd		50	50	-	-
Trust Project No.9 Unit Trust		50	50	2,582	10,058
Village Park Consortium		50	50	3,139	4,458
Woolloomooloo Unit Trust		50	50	-	-
Total				**31,272**	**40,129**
Other material interests				1,315	-
Total				**32,587**	**40,129**

(a) Joint venture entities created during the year.

(b) Joint venture entities disposed of during the year.

(c) Joint venture interest acquired during the year.

ANNUAL GENERAL MEETING

The Annual General Meeting will be held as follows:

Place: Sofitel Wentworth, Sydney

Date: 19 April 2007

Time: 10.00am

Approximate date the annual report will be available: 20 March 2007

COMPLIANCE STATEMENT

1. This report has been prepared in accordance with Accounting Standards, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accounting Standards Board, Corporations Act 2001 and other standards acceptable to the Australian Stock Exchange.

2. This report and the financial statements upon which the report is based, use the same accounting policies.

3. This report does give a true and fair view of the matters disclosed.

4. This report is based on financial statements that are in the process of being audited, and therefore, no audit report has been attached.

5. Australand has a formally constituted audit committee.

Dated at Sydney this 5th day of February 2007.

Brendan Crotty
Managing Director

82 - 4507

AUSTRALAND

Level 3, 1C Homebush Bay Drive
RHODES NSW 2138

Locked Bag 2106
NORTH RYDE NSW 1670
DX 8419 Ryde

T 02 9767 2000
F 02 9767 2900
www.australand.com.au

5 February 2007

ASX ANNOUNCEMENT
ASX CODES: ALZ AAZPB

AUSTRALAND ACHIEVES 10TH CONSECUTIVE RECORD PROFIT

Australand announced its 10th consecutive record profit with a full year 2006 net profit after tax and minority interest of $243.1 million, up 20.9% from the 2005 result of $201.0 million.
A sharp improvement in net income from Investment Property (up 37.9% on 2005) to $96.0 million, together with a higher contribution from the Commercial & Industrial Division of $40.0 million (up 26.1%), offset a previously foreshadowed downturn in Residential profit, which fell 22.0% to $105.7 million.

Earnings per stapled security increased by 16.3% to 27.1 cents and net tangible assets per stapled security increased by 10.6% to $1.56.

Material contributions to the 2006 result also came from:

- The sale of a portfolio of industrial investment properties located adjacent to Brisbane, Melbourne and Adelaide airports as part of a wider active capital management strategy, which delivered a profit of $27.5 million. The capital released from this sale is to be reinvested into higher yielding income producing properties; and

- An unrealised net gain totalling $87.8 million, as a consequence of accounting standards based adjustments to the fair value of the Group's investment properties, which was 63.4% above the equivalent 2005 adjustment of $53.7 million.

Australand's Managing Director, Brendan Crotty, said that the strong result reflects the emphasis that the Group has placed on growing its non-residential property income, which totalled $251.3 million in 2006 compared to $156.7 million in 2005, though this was partially offset by a $16.4 million increase in distributions to holders of the ASSETS hybrid security.

Looking ahead, it is anticipated that 2007 profit contributions from both the Commercial & Industrial and Investment Property Divisions will be higher this year than they were in 2006. However, an improvement in the profitability of Australand's Residential Division will be dependent on a recovery in the Sydney residential market and a reversal of the upward movement in interest rates, which occurred during 2006.

Approximately 50% of the significantly increased pipeline of income producing properties being delivered by the Commercial & Industrial Division will be utilised to establish a substantial wholesale property fund during the next 2 – 3 months, while the remaining 50% of the pipeline will be retained by Australand.

The Group expects to form a series of wholesale property funds over the next 3 – 5 years in the expectation that control of these funds will ultimately revert to Australand, in line with the arrangements that Australand put in place with the 5 Wholesale Property Trusts that it established between 2000 and 2004.

For further information, please contact:

Brendan Crotty
Managing Director
Tel: 61 2 9767 2002
Email: bcrotty@australand.com.au

Tiernan O'Rourke
Chief Financial Officer
Tel: +61 2 9767 2041
Email: torourke@australand.com.au

Nathan Vass
Wise McBaron Communication
0405 040 13302 9279 4770
Nathan@wisemcbaron.com.au

AUSTRALAND



5 February 2007

Results Briefing
Year ended 31 December 2006

Overview

- Highlights
- Financial review
- Divisional performance
  - Investment Property and Commercial & Industrial
  - Residential
- Strategy & outlook

82 - 4507

Highlights (benefit of diversified income streams)

- Net profit after tax and minorities of $243m – 21% above 2005 result of $201m
- Net profit after tax and minorities and before fair value adjustments of $155m
- Non-residential profit before tax increased by 60% to $251m, above 2005 contribution of $157m
- C&I profit of $40m, 26% higher than 2005 contribution of $32m
- Current C&I pre-committed forward workload of 376,000 sqm – 78% higher than December 2005
- 48 investment properties > $1.4bn, enabled the trusts to deliver $96.0m of recurrent income, a profit of $27.5m from the sale of leasehold industrial investment properties and $87.8m from fair value adjustments
- Residential profit of $106m, down 22%, affected by soft market conditions in Sydney
- 99 C&I and Residential development projects contributed to profit in 2006
- A number of strategic initiatives planned for the Group for 2007, including the establishment of a new wholesale fund, have already commenced

AUSTRALAND


AUSTRALAND

Financial Review

Financial highlights

	Dec 2006	Dec 2005
Revenue (excluding JVs)	$1,058m	$1,533m*
Net profit after tax and minorities	$243m	$201m
EPS	27.1c	23.3c
DPS	16.5c	16.5c
Trust distribution – with tax deferred element	9.4c	7.1c
Fully franked dividend	7.1c	9.4c
Return on security holders' funds	18.8%	17.2%
NTA per stapled security	$1.56	$1.41
Total assets	$3,503m	$3,081m

* Includes one-off AIFRS adjustments - $342m revenue for C&I sale of properties into APT4

Group financial performance

			Group[2]	
$m	Developer	Trusts	Dec 2006	Dec 2005
Revenue	961	162	1,058	1,533
Expenses	(847)	(51)	(882)	(1,389)
Joint ventures	32[1]	-	33	40
Inter entity fees	-	12	-	-
Fair value adjustments	-	88	88	54
Profit before tax	146	211	297	237
Tax	(33)	-	(33)	(31)
Net profit after tax	113	211	264	206
Minority interest	-	(21)	(21)	(5)
PATMI	113	191	243	201

(1) Share of JV revenue $250m, Share of JV development costs $218m
(2) After elimination of inter-entity balances and investments

Divisional profit before tax

$m	Dec 2006	Dec 2005
Investment Property	211	125
Commercial & Industrial	40	32*
Residential	106	135
Corporate/ unallocated	(49)	(43)
Eliminations	(11)	(12)
Consolidated PBT	297	237

2006 operational split


C&I
11%
Investment
Property
34%
Residential
30%
Fair value
adj
25%

2005 operational split


C&I
11%
Investment
Property
24%
Residential
47%
Fair value
adj
18%

* Includes one-off AIFRS adjustments – including $8m PBT for C&I sale of properties into APT4

AUSTRALAND

Asset allocation - managing risk & reducing exposure to residential cyclicality

December 2006


C&I
15%
Residential
38%
Investment
Property
47%

December 2005


C&I
7%
Residential
45%
Investment
Property
48%

But taking advantage of opportunities across diverse property markets

AUSTRALAND

Capital management initiatives

Capital allocation

- Sale of leasehold industrial investment properties – recycling cash for reinvestment in higher yielding opportunities
- Approximately 50% of future C&I pipeline to be placed into Australand managed wholesale funds

Equity

- ASSETS Hybrid – $96m second instalment received March 2006
- Raised $97m from DRP

Debt

- New pricing benchmark set for $267m CMBS Issue in March 2006
- Renegotiation of $600m Multi Option Facility for further two years

Capital management - debt

	Dec 2006	Dec 2005
Net interest bearing debt*	$1,391m	$1,216m
% fixed or hedged	82%	71%
Fixed interest maturity	3.9 yrs	4.1 yrs
Margin over 90 day bills (annual average including hedging)	0.50%	0.90%
Gearing:		
Interest bearing debt/tangible assets*	39.8%	39.7%
Total liabilities/ tangible assets*	51.0%	51.2%

* Cash adjusted


AUSTRALAND

Investment Property and Commercial & Industrial

C&I and Investment Property overview

- Total PBT for C&I and Investment Property:
  - Including fair value adjustments - $251m ↑ 60%
  - Excluding fair value adjustments - $164m ↑ 59%
- New pre-commitments negotiated – 384,000 sqm with a completed value of $501m
- January 2007 pre-committed forward workload with a completed value of $784m – 376,000 sqm ↑ 78%

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Investment Property performance

$m	Dec 2006	Dec 2005	
Profit excluding fair value adjustments	96	70	↑ 38%
Profit on investment properties under contracts for sale/sold	27	1	
Unrealised fair value adjustments	88	54	↑ 63%
Net profit	**211**	**125**	↑ 69%


Investment Property portfolio growth
2000
1500
1000
500
0
$m
374
601(2)
1,356(2)
1,492(1)(2)
2003
2004
2005
2006

(1) Excludes investment properties under contracts for sale

(2) Includes Rhodes – Building C, reclassified as property, plant and equipment on a Group basis under AIFRS

AUSTRALAND

Quality investment portfolio

	Dec 2006	Dec 2005
No of tenants	80	72
No of properties*	48	49

- Weighted average lease expiry at 7.4 years
- Leases provide for a growing rental income
- Major blue chip tenants including Commonwealth Government, Nestle, Coles, PwC, Qantas, NAB, NSW Government, LG Electronics, Toll, Cadbury Schweppes
- Average age of properties – 4.1 years


Office
50%
Car park
1%
Industrial
49%


WA
1%
SA
1%
QLD
7%
NSW
59%
VIC
32%

* No of properties:
- Excludes properties under development
- Excludes investment properties under contracts for sale
- Includes Rhodes – Building C, reclassified as property, plant and equipment on a Group basis under AIFRS

AUSTRALAND

Comparison to industry average

	Australand	LPT peer averages		
		Diversified	Office	Industrial
Income growth (yoy)	5.4%	3.2%	0.2%	2.8%
Portfolio occupancy	99.5%	97.5%	96.6%	97.8%
Average lease expiry	7.4 yrs	5.4 yrs	5.6 yrs	5.0 yrs
Average cap rate	7.3%	7.1%	6.9%	7.9%*
Average age of property	4.1 yrs			

Source: UBS estimates except for income growth (June 06 results) data is as last reported

* Recent evidence suggests a decline in the industrial average cap rate by at least 50 basis points over the 6 months to December 2006

C&I performance

	Dec 2006	Dec 2005	
Profit before tax ($m)	40	32	↑ 26%
Gross assets ($m)	514	229	
Number of active projects	37	26	

Revenue by geography (including share of JV)


VIC 55%
QLD 6%
SA/WA 4%
NSW 35%

2007 deal pipeline value (including share of JV)


QLD 12%
SA/WA 15%
VIC 48%
NSW 25%

C&I highlights

- 27 industrial, 4 commercial and 6 land subdivision projects contributed to result
- Total construction workload of 301,000 sqm delivered in 2006, projected 2007 pipeline committed of 376,000 sqm
- C&I delivered new industrial floor space with an aggregate area of 288,000 sqm, up 17% from 2005 (246,000 sqm)

Divisional pipeline

- New commitments negotiated during 2006 – 28 projects totalling 384,000 sqm
- Committed future pipeline 2007 – 26 pre-commitments plus 8 land estates

Land acquisitions

- JV land – total area 22.9ha
- Wholly owned – total area 133.3ha
- An additional 59.6ha under contract - likely settlements early 2007

Investment Property acquisitions with development upside

- Crest Hotel, Sydney – long term income stream with apartment re-development upside
- Macquarie Park, Sydney – holding income to support staged re-development of 3 new office towers
- School St, Brisbane – office investment with refurbishment potential
- Salisbury South, Adelaide – industrial property with holding income, subdivision and re-development potential

C&I and Investment Property outlook

- Committed future C&I development pipeline of 376,000 sqm (2005: 211,060 sqm) worth approximately $784m (2005: $221m) – up 254%
- Approximately $500m of investment grade stock under construction and available for delivery to APT/new Australand managed wholesale funds
- Land bank available for development in 2007 of 3.877m sqm (up 35% from 2006)
- Strong contributions from Victoria, Queensland & Western Australia, and an increased contribution from South Australia, will underpin 2007 result, but New South Wales will continue to under-perform





C&I and Investment Property - strategy

- Continue to increase the rate of growth in investment grade asset creation by C&I
- Allocate more capital to growth markets (Victoria, Queensland & Western Australia)
- Place more emphasis on increasing the pre-committed commercial office development pipeline in key fringe and suburban markets
- Continue to utilise co-venture platforms to increase the industrial land estate footprint across Australia to generate a larger number of pre-committed investment opportunities
- Ensure the C&I Division has adequate resources to deliver its significantly increased forward workload

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AUSTRALAND

Residential

Residential performance

- Residential profit before tax of $106m
- Residential sales for 2006:

	Land lots	Houses	Apartments	Sales revenue
Wholly owned	968	688	251	$783m – down 17%
Joint venture*	283	81	84	$166m – down 11%

- Lower revenue, particularly in Sydney, had biggest impact on profit

* Joint venture figures are Australand's share of unit sales and revenue

Residential performance

	Dec 2006	Dec 2005
Gross assets ($m)	1,310	1,375
Number of projects contributing to profit	62	73

Revenue split by product (including share of JV)


Land
29%
Housing
40%
31%
Apartments

Revenue split by business unit (including share of JV)


WA
16%
NSW
25%
QLD
21%
VIC
38%

AUSTRALAND

Allocation of Residential capital

December 2006


WA
17%
NSW
36%
QLD
17%
VIC
30%

December 2005


WA
11%
NSW
40%
QLD
17%
VIC
32%

- Balanced geographic diversification
- Balanced mix with flexibility to capitalise on stronger states, as required

AUSTRALAND

Residential pipeline - $5.7 billion

Pipeline by business unit


NSW
$1,376m
WA
$1,958m
VIC
$1,474m
QLD
$930m

90%
of total land bank has DA's

Note: Figures include Australand's share of joint ventures but excludes projects from which Australand's income is derived from project management fees and minority profit share

Residential highlights

- Commencement of civil construction at Port Coogee and successful sales launch of Stage 1
- 13 new small to medium size Residential projects were launched across Australia
- Satisfactory margins from Queensland
- Strong contribution from Victoria in terms of both revenue and profit
- Significantly better than forecast profit margins in Perth
- Allocation of $146m to the acquisition of new development sites, with the majority allocated to Perth





Residential outlook

- Strong employment growth will underpin Perth residential market, with demand for land and dwellings likely to exceed supply
- Affordability is a key issue in Sydney and now Perth
- Lack of apartment construction and zoned land constraints will add to the emerging demand/supply imbalance
- Capital city vacancy rates will continue to fall
- Capital city rents will continue to rise
- No apparent catalyst for a recovery in mainstream Sydney residential property market segments
- Continue to re-allocate capital from apartment sector to higher return projects
- Like previous years, greater proportion of 2007 profit will be brought to account during the December half year

Residential strategy

- Continue to reduce exposure to apartment sector
- Reduction in capital allocation to approximately $1.2bn over the next 12-18 months
- Increase the proportion of Divisional working capital allocated to Melbourne, Brisbane and Perth projects
- Continue to focus on mainstream market segments with product that meets the needs of demographic target markets
- Continue to pursue a range of initiatives to improve profit margins and inventory turnover

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AUSTRALAND

Strategy & Outlook

Australand's business



Landowner	Developer	Builder	Investor	Investment Property Management	Wholesale Trust Manager

Residential
- Large urban project delivery capacity
- Build houses
- Build apartments
- Substantial portfolio of projects, which have town planning approvals in place

Commercial & Industrial
- Enlarged land subdivision activities
- Large scale industrial building construction capacity
- Industrial development
- Commercial development
- Cover all segments of the industrial market

Investment Property
- Strong yields
- Increasing recurrent income
- Diversified across 3 sectors and 5 states
- Growing pipeline from C&I Division

Key value chain attributes

End to end value capture in C&I sector

Greater certainty of earnings

Predominantly organic growth, which is cheapest

Active capital management to maximise returns

Strong presence in most markets with growth potential

Significant delivery capacity

AUSTRALAND

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Management


Brendan Crotty
Managing Director
Tiernan O'Rourke
CFO
John Thomas
Commercial & Industrial Investment Property
Peter Burke
Residential
Chris Warrell
Human Resources
Michael Newsom
General Counsel
Bev Booker
Company Secretary

AUSTRALAND

Outlook - Group

- Increased capital allocations to sectors and opportunities other than Residential development, to further diversify sources of profit
- Size of C&I deal pipeline will lead to the formation of a series of Australand managed wholesale funds, which will accommodate approximately 50% of C&I's production
- Stronger Investment Property income
- Stronger C&I profit
- Improvement in Residential profitability will be dependent on a recovery in the Sydney residential market and a reversal of the 2006 upward trend in interest rates
- Profits will continue to support total annual Dividends/Distributions per stapled security at the current level of 16.5c

AUSTRALAND


AUSTRALAND

5 February 2007

Questions


AUSTRALAND

Supplementary Disclosures

Group Balance Sheet

$m	Developer	Trusts	Group* Dec 2006	Group* Dec 2005
Development assets	1,821	-	**1,821**	1,603
Investment properties	3	1,492	**1,452**	1,319
Investment properties under contracts for sale	-	151	**151**	-
Other	37	9	**79**	159
Total assets	1,862	1,652	**3,503**	3,081
Non-debt liabilities	343	47	**390**	352
Debt	1,351	50	**1,401**	1,233
Inter entity	(359)	359	**-**	-
Net assets	527	1,196	**1,712**	1,496
NTA per stapled security			**$1.56**	$1.41

* After elimination of inter-entity balances and investments

AUSTRALAND

Investment Property portfolio

Property	Suburb	State	Type	Lettable area (m2)	Book value ($m)	*Initial yield*
1D Homebush Bay Drive	Rhodes	NSW	Office	17,238	73.0	7.46%
26-30 Lee Street, Gateway Building	Sydney	NSW	Office	12,549	63.5	7.80%
66 Goulburn Street	Sydney	NSW	Office	22,204	59.3	7.02%
Tower A, 197-201 Coward Street	Mascot	NSW	Office	12,700	58.0	7.20%
80 Alfred Street	Milsons Point	NSW	Office	12,655	50.0	7.91%
1B Homebush Bay Drive	Rhodes	NSW	Office	12,793	51.0	7.73%
1C Homebush Bay Drive	Rhodes	NSW	Office	10,827	43.3	7.99%
Tower B, 197-201 Coward Street	Mascot	NSW	Office	10,253	42.5	7.47%
20 Lee Street, Henry Deane Building	Sydney	NSW	Office	9,112	41.5	6.80%
2 Southbank Boulevard	Southbank	VIC	Office	55,467	167.1	6.54%
690 Springvale Road & 350 Wellington Road	Mulgrave	VIC	Office	22,272	73.3	7.54%
Building 10, 658 Church Street	Richmond	VIC	Office	8,626	27.5	8.13%
Lot A, 302 Hume Highway	Goulburn	NSW	Industrial	42,532	69.7	8.03%
80 Hartley Street	Smeaton Grange	NSW	Industrial	62,472	56.0	7.21%
2 Wonderland Drive	Eastern Creek	NSW	Industrial	29,043	50.5	7.55%
10 Butu Wargun Drive	Greystanes	NSW	Industrial	25,705	42.0	7.48%
35 Huntingwood Drive	*Huntingwood*	NSW	Industrial	25,082	38.5	7.48%
8 Butu Wargun Drive	Greystanes	NSW	Industrial	22,511	33.0	7.28%
6 Butu Wargun Drive	Greystanes	NSW	Industrial	19,218	26.5	7.33%
227 Walters Road	Arndell Park	NSW	Industrial	17,733	26.0	7.49%
23 Wonderland Drive	Eastern Creek	NSW	Industrial	23,081	25.7	7.31%
8 Stanton Road	Seven Hills	NSW	Industrial	10,708	16.8	7.70%
10 Stanton Road	Seven Hills	NSW	Industrial	7,065	11.3	7.60%
286 Queensport Road	Murarrie	QLD	Industrial	21,531	22.0	6.12%
57-71 Platinum Street	Crestmead	QLD	Industrial	19,299	20.0	7.92%

AUSTRALAND

Investment Property portfolio

Property	Suburb	State	Type	Lettable area (m2)	Book value ($m)	Initial yield
51 Stradbroke Street	Heathwood	QLD	Industrial	14,916	18.6	7.32%
99 Shettleston Street	Rocklea	QLD	Industrial	15,186	17.7	7.56%
5-7 Trade Street	Lytton	QLD	Industrial	14,479	14.6	7.52%
47-59 Boundary Road	Carole Park	QLD	Industrial	13,260	9.5	6.37%
16 Archimedes Place	Murarrie	QLD	Industrial	4,011	7.3	6.23%
110-114 Cross Keys Road	Salisbury	SA	Industrial	20,388	9.8	10.27%
Lot 102 Coghlan Road	Outer Harbor	SA	Industrial	6,626	7.9	6.86%
35-61 South Park Drive	Dandenong South	VIC	Industrial	32,167	26.5	7.17%
468 Boundary Road	Derrimut	VIC	Industrial	24,732	22.0	7.22%
2 Douglas Street	Port Melbourne	VIC	Industrial	18,541	20.9	7.87%
98-126 South Park Drive	Dandenong South	VIC	Industrial	21,020	17.8	7.15%
20 Thackray Road	Port Melbourne	VIC	Industrial	9,027	15.5	7.50%
21-33 South Park Drive	Dandenong South	VIC	Industrial	22,106	14.2	7.24%
64 West Park Drive	Derrimut	VIC	Industrial	20,337	14.2	7.24%
23 Scanlon Drive	Epping	VIC	Industrial	12,361	13.0	7.36%
63-71 South Park Drive	Dandenong South	VIC	Industrial	13,963	12.0	7.58%
22-28 Bam Wine Court	Dandenong South	VIC	Industrial	13,420	11.1	7.29%
34-78 South Park Drive	Dandenong South	VIC	Industrial	10,998	10.3	7.25%
89-103 South Park Drive	Dandenong South	VIC	Industrial	10,425	9.3	7.78%
80-96 South Park Drive (part)	Dandenong South	VIC	Industrial	10,004	8.8	7.01%
911 Abernethy Road	Forrestfield	WA	Industrial	7,021	8.7	7.70%
Freshwater Place, Public Car Park	Southbank	VIC	Car Park	267 Spaces	13.1	7.25%
Other					1.6	
			48 properties	847,863	1,492.2	

Investment Property lease expiry profile



Weighted average lease expiry (by base rent)
December 2006
25%
20%
15%
10%
5%
0%
4%
2%
1%
2%
13%
14%
21%
16%
12%
5%
11%
Dec-07
Dec-08
Dec-09
Dec-10
Dec-11
Dec-12
Dec-13
Dec-14
Dec-15
Dec-16
2016 +

Investment pipeline – completed 2006

Property	State	Tenant	Value ($m)
Burbridge Business Park	SA	Toll Holdings Ltd	10
West Park, Derrimut	VIC	CHEP	17
Melbourne Airport	VIC	Reject Shop	17
South Park, Dandenong	VIC	Capelle	8
South Park, Dandenong	VIC	Gregory's Transport	17
South Park, Dandenong	VIC	Clifford Hallam Healthcare	10
Goulburn	NSW	Coles Myer	73
Various expansions		LG, Priceline	13
			165

AUSTRALAND

Australand Holdings Limited (ABN 12 008 443 696)

Australand Property Limited (ABN 90 105 462 137; AFSLN 231 130) as the responsible entity of Australand Property Trust (ARSN 106 680 424) and Australand ASSETS Trust (ARSN 115 338 513)

Australand Investments Limited (ABN 12 086 673 092; AFSLN 228 837) as the responsible entity of Australand Property Trust No.4 (ARSN 108 254 413) and Australand Property Trust No.5 (ARSN 108 254 771)

Level 3, 1C Homebush Bay Drive
Rhodes NSW 2138
Ph: +61 2 9767 2000
Fax: +61 2 9767 2900

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	05-Feb-2007 12:38:39
Announcement No.	00031

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Orchard Turn Residential Development named "The Orchard Residences"
Description	CapitaLand Limited's associated company, Orchard Turn Developments Pte Ltd, has today issued a news release on the above matter, as attached for information.
Attachments:	OrchardTurn.NewsRelease.5Feb07.pdf Total size = **89K** (2048K size limit recommended)

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82 - 4507

Orchard Turn Developments Pte Ltd
(A joint venture company between
CapitaLand & Sun Hung Kai Properties)

350 Orchard Road Shaw House
#19-08 Singapore 238868
T 65 6838 6520 F 65 6732 3966

Project Office #19-05 Shaw House
T 65 6838 7360 F 65 6836 9108
Registration No. 200603106H

The Orchard
residences

NEWS RELEASE

For Immediate Release

Orchard Turn Residential Development
Named "The Orchard Residences"

Monday, 5 February 2007 – The name for the much anticipated super luxury residential development at Orchard Turn, a joint venture project between CapitaLand and Sun Hung Kai Properties, was announced today.

"The Orchard Residences" is named for its most coveted and strategic location at the gateway of Orchard Road and for its affinity to the world-famous shopping street's lead in luxury city living. It is also Orchard Road's tallest landmark building, a stature and distinction approved by the authorities.

A limited 175 exclusive, super luxury apartments housed in the district's tallest and most architecturally-definitive landmark aim to offer a lifestyle of timeless elegance and privacy in the midst of the vibrant city below. Standing at a commanding height of 218 metres and with no buildings nearby to rival its stature, the 56-storey residential tower will offer residences with breathtaking, unobstructed panoramic 360° views of Singapore.

Besides its world-famous and most expensive address, The Orchard Residences will also set unparalleled benchmarks in every aspect of luxury living by way of its all-encompassing design features that maximize its views and are attentive to every lifestyle need of those who have progressed well beyond personal success. All units will have unique enclosed alcoves that extend from the living and dining areas, as well as large master bathrooms with a curvilinear facade for optimal enjoyment of the views.

The Orchard
residences

"Our residents will be well-heeled, well-travelled individuals who are used to life's comforts," says Soon Su Lin, Chief Executive Officer of Orchard Turn Developments Pte Ltd, development manager of the project. "Indeed, they will demand nothing less than above-the-best in a residential address of our distinction. The joint venture partners, CapitaLand and Sun Hung Kai Properties, are committed to bringing a product to the market that will surpass current standards, and set new benchmarks for super luxury living in Singapore."

The Orchard Residences is also named for its *pièce de résistance:* a 75,000 square foot high-rise garden which architects have referred to as the development's 'fifth elevation'. True to its iconic building concept and design, which drew inspiration from the site's heritage as an orchard, the re-creation of a private orchard located on the 9th floor will provide a habitat of quiet and serenity, amidst a spring-time botanic ambience for the exclusive use of its residents.

"To have the privacy and escape of the largest garden in the heart of Orchard Road is the ultimate luxury," adds Ms Soon. "Our residents will enjoy a pampered lifestyle, at once sophisticated and uncomplicated, because going back to basics is significant for those who have come full circle in their life experience. When you have achieved milestones, nothing would mean more than the luxury of simple pleasures. "

Sale of The Orchard Residences is anticipated to be launched sometime in March or April this year. The Orchard Residences is targeted for completion in late 2009.

The Orchard
residences

About CapitaLand

CapitaLand is one of the largest listed real estate companies in Asia. Headquartered in Singapore, the multinational company's core businesses in real estate, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Middle East.

The company's real estate and hospitality portfolio spans more than 90 cities in 20 countries. CapitaLand also leverages on its significant real estate asset base, financial skills and market knowledge to develop real estate financial products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include The Ascott Group, CapitaMall Trust, CapitaCommercial Trust, Ascott Residence Trust, CapitaRetail China Trust, Quill Capita Trust and Australand.

About Sun Hung Kai Properties

Sun Hung Kai is one of Hong Kong's largest property companies, and its core business is in developing all types of projects both for sale and investment. The company has created some of the most memorable icons on the Hong Kong skyline, including International Finance Centre – currently the tallest building in the territory – and it is now developing International Commerce Centre, which will take over as Hong Kong's tallest when it is finished in a few year's time.

The Orchard
residences

The company has built a strong brand name over the decades, along with a reputation for premium quality and comprehensive customer care across the residential, office and retail markets. Sun Hung Kai developments are known for first-class architecture and the highest standards of construction, materials, facilities and service. The company's property development business is supplemented by complementary activities in sectors such as insurance, estate management, hotels and car parks.

For more information, please contact:

CapitaLand Retail Limited (Co. Regn.: 200413169H):

Investor Relations

Ms Tong Ka Pin
Head, Group Investor Relations & Corporate Communications
Direct: (65) 6826 5856
Email: tong.ka-pin@capitaland.com.sg

Orchard Turn Developments Pte Ltd (Co. Regn.: 200603106H):

Ms Mary Felicia Sim
Manager, Marketing Communications
Direct: (65) 6838 6533
Email: maryfelicia.sim@orchardturn.com.sg

CapitaLand

For immediate release
6 February 2007

NEWS RELEASE

CapitaLand acquires Gillman Heights Condominium

Singapore, 6 February 2007 – CapitaLand has signed a Sale and Purchase Agreement to acquire the Gillman Heights Condominium, located along Alexandra Road, through a collective sale. CapitaLand will pay S$548 million, which is about S$363 per square foot per plot ratio, inclusive of a differential premium of S$90 million to top up the lease to 99 years and to increase the plot ratio to 2.1.

Gillman Heights Condominium sits on a 836,432-square feet, 99-year leasehold, site. There are 607 apartments and one shop unit in the existing development, which comprises a total of 10 blocks, four of which are 20 storeys high and the remaining six blocks are four storeys high. Approval has been obtained from over 80% of the owners to proceed with the collective sale. The transaction, which is subject to the approval of the Strata Title Board, is expected to be completed by end-2007.

Mr Liew Mun Leong, President & CEO of CapitaLand Group, said: "With this acquisition, CapitaLand will double its current residential landbank to almost four million square feet of potential gross floor area. Gillman Heights, given its excellent location near good schools, tertiary and research institutions, will enable us to provide well-designed homes to cater to professionals and their families. We have deliberately expanded our landbank in this sector to cater to the housing needs of this group of high-mid homebuyers."

Ms Patricia Chia, CEO of CapitaLand Residential Singapore, said: "We see great development potential in this 22-year-old development. The site is well-located in a private enclave and it is also close to good schools and other amenities. We plan to redevelop the site into a beautiful 24-storey condominium with sprawling landscaped gardens and full condominium facilities. There will be an estimated 1,200 units, designed for families with children studying in the West Coast education hub, as well as professionals working in the nearby institutes. We plan to have the first phase ready for launch in 2008."

The site is near to the Sentosa and HarbourFront areas, which are being transformed into bustling neighbourhoods with prime residential, retail and integrated developments. It also enjoys convenient accessibility to the One-North research hub where there is a catchment of professionals who would need housing for themselves and their families.

Amenities in the vicinity include VivoCity, The HarbourFront, Queensway Shopping Centre, and Ikea at Alexandra Road. Good schools and education institutes in the area are the National University of Singapore, ISS International School (American College), United World College, INSEAD, Crescent Girls' School, Anglo-Chinese Junior College, and Anglo-Chinese Independent School. For nature lovers, the Telok Blangah Hill Park is also within walking distance while Kent Ridge Park is close by.

The site is also easily accessible from the Ayer Rajah Expressway and West Coast Highway. It is near to the Queenstown MRT station and to the future Labrador Park MRT station (two stops away from the HarbourFront MRT station).

The acquisition by CapitaLand was brokered through DTZ Debenham Tie Leung (SEA) Pte Ltd.

About CapitaLand Limited (www.capitaland.com)

CapitaLand is one of the largest listed real estate companies in Asia. Headquartered in Singapore, the multinational company's core businesses in real estate, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Middle East. The company's real estate and hospitality portfolio spans more than 90 cities in 20 countries. CapitaLand also leverages on its significant real estate asset base, financial skills and market knowledge to develop real estate financial products and services in Singapore and the region. The listed subsidiaries and associates of CapitaLand include The Ascott Group, CapitaMall Trust, CapitaCommercial Trust, Ascott Residence Trust, CapitaRetail China Trust, Quill Capita Trust and Australand.

Issued by: CapitaLand Limited *(Co. Regn: 198900036N)*
Date: 6 February 2007

For more information, please contact:

Analyst contact:
Harold Woo, Investor Relations
Tel: +65 6823 3210
Email: harold.woo@capitaland.com.sg

Media contact:
Nicole Neo, Corporate Communications
Tel: +65 6823 3218
Email: nicole.neo@capitaland.com.sg

CapitaMall Trust

(Constituted in the Republic of Singapore pursuant to
a trust deed dated 29 October 2001 (as amended))

PAYMENT OF MANAGEMENT FEE
BY WAY OF ISSUE OF UNITS IN CAPITAMALL *TRUST*

CapitaMall Trust Management Limited (the "**Company**"), as manager of CapitaMall Trust ("**CMT**", and manager of CMT, the "**Manager**"), wishes to announce that 1,135,651 units in CMT ("**Units**") have been issued to the Company today. Of these 1,135,651 Units, 413,302 Units were issued at an issue price of S$2.0994 per Unit and 722,349 Units were issued at an issue price of S$2.7992 per Unit.

775,415 Units have been issued to the Company as payment of the Performance Component (as defined in the trust deed dated 29 October 2001 constituting CMT (as amended) (the "**Trust Deed**")) of the Management Fee (as defined in the Trust Deed) for the period from 1 October 2006 to 31 December 2006 (both dates inclusive) in relation to Tampines Mall, Junction 8 Shopping Centre, Funan DigitaLife Mall, Plaza Singapura, Hougang Plaza, Sembawang Shopping Centre, Jurong Entertainment Centre and Bugis Junction. Of these 775,415 Units, 413,302 Units were issued at an issue price of S$2.0994 per Unit and 362,113 Units were issued at an issue price of S$2.7992 per Unit.

360,236 Units have been issued to the Company as full payment of its Management Fee for the period from 1 October 2006 to 31 December 2006 (both dates inclusive) in relation to CMT's 40.0% interest in Raffles City through RCS Trust which was acquired on 1 September 2006. These Units were issued at an issue price of S$2.7992 per unit.

This manner of payment of the Management Fee in Units was disclosed in (i) the CMT offering circular dated 28 June 2002 issued in connection with the initial public offering of Units, (ii) the CMT circular dated 13 May 2003 issued in connection with the acquisition of IMM Building, (iii) the CMT circular dated 21 June 2004 issued in connection with the acquisition of Plaza Singapura, and (iv) the CMT circular dated 26 June 2006 issued in connection with the joint acquisition of Raffles City with CapitaCommercial Trust through RCS Trust.

With the above-mentioned issue of Units, the Company holds an aggregate of 5,768,051 Units and the total number of Units in issue is 1,562,576,356.

BY ORDER OF THE BOARD
CapitaMall Trust Management Limited
(Company registration no. 200106159R)
As manager of CapitaMall Trust

Michelle Koh
Company Secretary
Singapore
6 February 2007

Important Notice

The value of Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager, or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on Singapore Exchange Trading Securities Trading Limited (the "**SGX-ST**"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CMT is not necessarily indicative of the future performance of CMT.

82 - 4507

CapitaCommercial
Trust

(Constituted in the Republic of Singapore
pursuant to a Trust Deed dated 6 February 2004 (as amended))

PAYMENT OF MANAGEMENT FEE BY WAY OF ISSUE OF UNITS IN CAPITACOMMERCIAL TRUST

CapitaCommercial Trust Management Limited (the "**Company**"), as manager of CapitaCommercial Trust ("**CCT**"), wishes to announce that 612,993 units in CCT ("**Units**") have been issued to the Company today. These Units were issued at an issue price of S$2.4675 per Unit.

These Units were issued to the Company as full payment of its management fee for the period 1 October 2006 to 31 December 2006 (both dates inclusive) in relation to CCT's 60% interest in Raffles City through RCS Trust which was acquired on 1 September 2006. The payment of the management fee and the manner of making such payment have been disclosed in the CCT circular dated 26 June 2006 issued in connection with the joint acquisition of Raffles City with CapitaMall Trust through RCS Trust.

With the above-mentioned issue of Units, the Company holds an aggregate of 7,762,827 Units and the total number of Units in issue is 1,383,002,504.

BY ORDER OF THE BOARD
CapitaCommercial Trust Management Limited
(Company registration no. 200309059W)
As manager of CapitaCommercial Trust

Michelle Koh
Company Secretary
Singapore
6 February 2007

Important Notice

The value of Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by the Company, as manager of CCT (the "**Manager**"), or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on Singapore Exchange Trading Securities Trading Limited (the "**SGX-ST**"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CCT is not necessarily indicative of the future performance of CCT.

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	07-Feb-2007 12:56:47
Announcement No.	00037

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Ascott enters into joint collaboration with Amtel Group and first management contract for Amtel Group's proposed serviced residence in Moscow
Description	CapitaLand Limited's subsidiary, The Ascott Group Limited, has today issued an announcement and a news release on the above matter, as attached for information.
Attachments:	Ascott.Agreement.Amtel.7Feb07.pdf Ascott.Expands.Global.Footprint.To.Russia.7Feb07.pdf Total size = **217K** (2048K size limit recommended)

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THE ASCOTT GROUP LIMITED
(Co. Reg No. 197900881N)
(Incorporated in the Republic of Singapore)

ANNOUNCEMENT

ASCOTT ENTERS INTO JOINT COLLABORATION WITH AMTEL GROUP AND FIRST MANAGEMENT CONTRACT FOR AMTEL GROUP'S PROPOSED SERVICED RESIDENCE IN MOSCOW

The Board of Directors of The Ascott Group Limited (the "**Ascott**") wishes to announce that its wholly owned subsidiary, The Ascott Holdings Limited has signed a Memorandum of Understanding ("**MOU**") with Amtel Properties Development Pte. Ltd. ("**Amtel**"), a company incorporated in Singapore.

Amtel Group is experienced in the development of different real estate projects such as offices, residential and mixed-use properties and has interests in numerous projects in Russia and the Commonwealth Independent States.

MEMORANDUM OF UNDERSTANDING

Ascott and Amtel are interested in jointly sourcing for, identifying, acquiring, and developing serviced residences under the "Ascott", "Somerset", and "Citadines" brands of the Ascott group and related facilities (the "**Projects**") in Russia ("**Territory**").

The purpose of the MOU is to set out the general parameters for the exclusive collaboration, operation, investment and ownership structure of the proposed joint venture, including the setting up of an initial fund of US$100 million to acquire and/or develop the Projects in the Territory through the establishment of special purpose companies jointly owned by Ascott and Amtel.

Under the terms of the MOU, Ascott or its affiliate shall provide technical advisory and management services for such Projects.

TECHNICAL ADVISORY AND SERVICED RESIDENCE MANAGEMENT SERVICES

In addition to the above collaboration, the Board is pleased to announce that Ascott's indirectly, wholly owned subsidiary, Ascott International Management (2001) Pte. Ltd ("**AIM 2001**"), has entered into a Technical Advisory Services Agreement and Serviced Residence Management Services Agreement ("**SRMA**") with Amtel's affiliate, "Technopark "Orbita", an open joint stock company established and existing under the laws of the Russian Federation.

AIM 2001 or its affiliate will provide know-how and technical advisory services during the project construction and pre-opening stage of the proposed serviced residence, Somerset Strogino, located in Moscow. AIM 2001 or its affiliate will also manage the proposed Somerset Strogino for a term of 5 years with an option to renew for a further term of 5 years subject to the written agreement of Ascott and Amtel on the terms of the SRMA prior to the expiry of the initial 5-year term.

RATIONALE

The aforesaid transactions are part of the Company's on-going strategy to capitalize on opportunities in key high-growth emerging markets, in this instance in Russia's serviced residence market, by leveraging on the strengths of the "Ascott", "Somerset" and "Citadines" brands and their operational models.

FINANCIAL EFFECTS

The aforesaid transactions are not expected to have a material impact on the Group's net tangible assets and earnings per share for the financial year ending 31 December 2007.

INTERESTS OF DIRECTORS AND CONTROLLING SHAREHOLDERS

None of the Directors or controlling shareholders of the Company has any interest, direct or indirect, in the aforesaid transactions.

By Order of the Board

Hazel Chew/Doreen Nah
Joint Company Secretaries

7 February 2007

82 - 4507

THE ASCOTT GROUP
A Member of CapitaLand

THE ASCOTT GROUP LIMITED
(Regn. No: 197900881N)
N°8 Shenton Way
#13-01 Temasek Tower
Singapore 068811

Telephone
(65) 6220 8222

Facsimile
(65) 6227 2220

Website
www.the-ascott.com

For Immediate Release

NEWS RELEASE

ASCOTT EXPANDS GLOBAL FOOTPRINT TO RUSSIA WITH INITIAL FUND OF US$100 MILLION AND MANAGEMENT CONTRACT WITH AMTEL

First Singapore-based international serviced residence company in Russia, targets to secure 1,000 serviced residence units by 2010

Singapore, 7 February 2007 – The Ascott Group (Ascott) has signed a Memorandum Of Understanding (MOU) with Amtel Properties Development (Amtel) to jointly set up an initial fund of US$100 million to acquire and develop international-class serviced residences in strategic business districts within Moscow and St Petersburg. Amtel is part of Amtel Group of Companies which has diverse businesses in the Commonwealth of Independent States (CIS); it owns the 4th largest tyre company in Europe and has businesses ranging from petrochemicals trading to real estate.

Ascott will take 50% equity in the fund and manage the serviced residences, while Amtel will take the remaining 50% equity, identify potential sites and develop the serviced residences. Both parties will build on this initial fund of US$100 million to launch 1,000 serviced residence units in Russia by 2010.

In addition to the MOU, Ascott has been awarded a management contract by Amtel for a 150-unit serviced residence located in one of Moscow's technology business parks along Kulakova Street. The property to be named Somerset Strogino, Moscow is expected to be completed in 2009. Ascott will manage the property for five years, with the option to extend the contract for another five years.

Mr Lim Chin Beng, Ascott's Chairman said: "Ascott is the largest international serviced residence company outside of the United States with presence in over 40 cities and 20 countries, where it operates three globally-recognised brands, Ascott, Somerset and Citadines. With its partnership with Amtel, Ascott is the first Singapore-based international serviced residence company in Russia. Ascott will have first-mover advantage and is in a position to capture strong market share in Russia."

Mr Liew Mun Leong, Ascott's Deputy Chairman, and President and CEO of its parent company CapitaLand Group said: "Russia is currently enjoying strong foreign direct investment (FDI) and economic growth, which can be translated into high growth potential for the tourism and hospitality industry. With the rise of Russia as a heavy weight in the global economy, the timing is right to enter the market. Ascott is the best poised within the CapitaLand Group to first tap into the Russian market, given the positive foreign investment level, increasing business travellers, and other investment opportunities there."

Mr Sudhir Gupta, Amtel's Founder and Chairman said: "We are pleased to partner with Ascott, a leading international serviced residence company. We are confident that with Ascott's proven expertise in managing award-winning serviced residences around the world, we can set higher standards for the lodging business in Russia."

Mr Cameron Ong, Ascott's Managing Director and CEO said: "Ascott will be the first international, branded serviced residence company to enter Russia. We want to tap on the strong-demand and low-supply accommodation situation in Moscow and St Petersburg to capture a broad segment of the market with our three global brands. This initial US$100 million fund will give us a good head start in Russia. We will be building on this fund to achieve our target of securing 1,000 serviced residence units in Russia by 2010."

According to statistics from Economist Intelligence Unit (EIU), Russia's FDI grew 55% from US$15.2 billion in 2005 to an estimated US$23.5 billion in 2006. With FDI into Russia expected to remain positive and its economy and tourism continuing to grow, there is strong growth potential for the hospitality industry, including the serviced residence sector in Russia.

According to Populationdata 2006, Russia's capital city, Moscow has a population of more than 13 million and is the largest European city. While Moscow's population is about 9% of Russia's population, it generates 20% of Russia's gross domestic product. Foreign arrivals to Moscow are expected to reach 5 million by 2010; however there are currently only 8,000 hotel rooms that are of international standard in Moscow.

St Petersburg, the second largest city in Russia, and the sixth largest in Europe after Moscow, London, Istanbul, Paris and Madrid, has only 4,000 hotel rooms that are of international quality. Authorities of St Petersburg have also projected that the city will be visited by about 4 million foreigners and 1.4 million Russians annually by 2008.

Somerset Strogino, Moscow
The property is located along Kulakova Street in Moscow, close to the north western part of Moscow Ring Road and midway between the city centre and Sheremetyevo International Airport. Somerset Strogino will also be a five-minute walk from the new metro station in Strogino opening in 2007.

Somerset Strogino is located between two main highways, Leningradskoye and Miniskoye with several business parks in the locality. The Crocus Expo International Exhibition Centre which targets large international events, and Krylatsky Hills Business Park which houses several multinational corporations including 3M, Cisco Systems and DuPont are also close-by.

About Amtel Group of Companies

Founded by Mr Sudhir Gupta in the late 1980s, Amtel Group of Companies has successfully established itself in a wide range of industries in Russia and CIS ranging from petrochemicals trading to juice manufacturing. From the late 1990s Amtel primarily focused on manufacturing and distribution of tyres. Today, Amtel-Vredestein is the 4th largest tyre producer in Europe with a 35% share of Russian automobile tyre market and

sales of US$850 million. Recently Mr Gupta started investing heavily into real estate in Russia and CIS, diversifying his business interests. Amtel Properties Development has a sizeable land bank and an impressive portfolio of properties in Russia, Ukraine and Georgia.

About The Ascott Group

The Ascott Group is the largest international serviced residence owner-operator outside the United States with about 19,000 serviced residence units in key cities of Asia Pacific, Europe and the Gulf region.

The Group operates three brands – Ascott, Somerset and Citadines. Its portfolio spans 47 cities in 21 countries including London, Paris, Brussels, Berlin, Barcelona and Russia in Europe; Singapore, Bangkok, Hanoi, Kuala Lumpur, Tokyo, Seoul, Shanghai, Beijing, Hong Kong and Chennai in Asia; Sydney, Melbourne and Auckland in Australia / New Zealand, as well as Dubai in the Gulf region.

The Ascott Group is headquartered in Singapore. It pioneered Asia Pacific's first branded luxury serviced residence in 1984. It also established the world's first pan-Asian serviced residence real estate investment trust, Ascott Residence Trust in 2006. Today, the Group boasts a 23-year industry track record and serviced residence brands that enjoy recognition worldwide.

The Ascott Group's achievements have been recognised internationally. Recent awards include Vietnam Economic Times 2006 'Golden Dragon Award', The Asset's 2006 'Triple A Country Award for Best Deal in Singapore', Travel Weekly China 2006 'Best Serviced Residence', Business Traveller China 2006 'Best Serviced Residence Brand in China', TTG Travel 2006 'Best Serviced Residence', 2006 World Travel Awards, Business Traveller Asia Pacific 2006 'Best Serviced Residence Brand' and 'Best Serviced Residence' awards. For a full list of awards, please visit: http://www.the-ascott.com/AboutUs/awards.asp

Listed on the mainboard of the Singapore Exchange, The Ascott Group is the serviced residence arm of CapitaLand Limited, one of the largest listed real estate companies in Asia. Headquartered in Singapore, the multinational company's core businesses in real estate, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Middle East. The company's real estate and hospitality portfolio spans more than 90 cities in 20 countries.

For more information on The Ascott Group's property listings, visit http://www.the-ascott.com/AboutUs/ResiPortfolio.asp.

Issued by : The Ascott Group Limited Website: www.the-ascott.com
8 Shenton Way, #13-01 Temasek Tower, Singapore 068811

For more information, please contact:

Media
Celina Low, Vice President, Corporate Communications
Tel: (65) 6586 0475 Hp: (65) 9682 5458 Email: celina.low@the-ascott.com

Joan Tan, Senior Manager, Corporate Communications
Tel: (65) 6586 0474 Hp: (65) 9743 9503 Email: joan.tan@the-ascott.com

Analyst
Sandy Leng, Investor Relations
Tel: (65) 6586 7150 Hp: (65) 9018 5168 Email: sandy.leng@the-ascott.com

82 - 4507

THE ASCOTT GROUP

A Member of CapitaLand

AMTEL PROPERTIES

PARTNERSHIP

Between

AMTEL PROPERTIES & THE ASCOTT GROUP

Four Seasons Hotel, Singapore

7 February 2007

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THE ASCOTT GROUP
A Member of CapitaLand

The world of Ascott

Agenda

1. Europe Market Overview
2. The Russian Market
3. Amtel Group of Companies
4. The Memorandum of Understanding
5. Management Contract

THE ASCOTT GROUP
A Member of CapitaLand

The world of Ascott

Europe Market Overview

THE ASCOTT GROUP
A Member of CapitaLand

The world of Ascott

Europe is a Big Market

Country	Pop. (m)
Russia	142.9
Germany	82.4
France	60.9
UK	60.6
Italy	58.5
Ukraine	46.7
Spain	40.4
Poland	38.2
Netherlands	16.3
Greece	11.1
Portugal	10.5
Belgium	10.4
Europe	650
China	1,314
India	1,095
USA	298.4



EUROPE
ICELAND
NORWAY
SWEDEN
FINLAND
RUSSIA
North Atlantic Ocean
Norwegian Sea
IRELAND
UNITED KINGDOM
DENMARK
POLAND
BELARUS
LATVIA
UKRAINE
GERMANY
FRANCE
HUNGARY
ROMANIA
ITALY
SPAIN
PORTUGAL
TURKEY
GREECE
MOROCCO
ALGERIA
TUNISIA
MALTA
Mediterranean Sea

Total Pop. : 650m

THE ASCOTT GROUP
A Member of CapitaLand

The world of Ascott

Steady GDP Growth

% Real GDP Growth (2003 - 2007)


8
7
6
5
4
3
2
1
0
Western Europe
Eastern Europe
Higher Growth in Eastern Europe
2003
2004
2005
2006
2007*

Actual for 2003-06; *Forecast for 2007
Source : Global Insight

THE ASCOTT GROUP
A Member of CapitaLand

The world of Ascott

The Russian Market


NOR.
SWEDEN
Stockholm
FIN.
Murmansk
Helsinki
St. Petersburg
Nizhniy Novgorod
Moscow
UKR.
Penza
Volgograd
(Stalingrad)
Samara
Perm
Yekaterinburg
Chelyabinsk
Omsk
Novosibirsk
Novokuznetsk
Irkutsk
Ulan Ude
Chita
RUSSIA
Magadan
Komsomol'sk na Amure
Khabarovsk
JAPAN
Vladivostok
Grozny
Astana
KAZAKHSTAN
Ulaanbaatar
MONGOLIA
TURK.
UZB.
KYR.
TAJ.
IRAN
CHINA
NORTH KOREA
SOUTH KOREA
0 250 500 mi

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THE ASCOTT GROUP
A Member of CapitaLand

The world of Ascott

Market Overview

Top Cities in Russia

	Population ('000)
Moscow	**13,400**
St Petersburg	**4,775**
Novosibirsk	1,425
Nizhny Novgorod	1,311
Yekaterinburg	1,293
Samara	1,157
Omsk	1,134
Kazan	1,105
Chelyabinsk	1,077
Rostov-na-Donu	1,068
Ufa	1,048
Volgograd	1,011
Perm	1,001
Total Russia	**142,893**

Top 20 European Cities

		Population ('000)
Moscow	**Russia**	**13,400**
London	UK	11,900
Istanbul	Turkey	11,600
Paris	France	9,950
Madrid	Spain	5,670
Saint Petersburg	**Russia**	**4,775**
Berlin	Germany	4,200
Milan	Italy	3,800
Barcelona	Spain	3,775
Athens	Greece	3,475
Rome	Italy	3,325
Kiev	Ukraine	3,300
Naples	Italy	3,100
Lisbon	Portugal	2,900
Stuttgart	Germany	2,650
Hamburg	Germany	2,550
Birmingham	UK	2,550
Manchester	UK	2,475
Warsaw	Poland	2,375
Budapest	Hungary	2,300
Total Europe		**732,938**

Source: Populationdata 2006

- Moscow & St. Petersburg : 24% GDP in Russia
- Russia has 2 of the 10 largest cities:
  - Moscow
  - St Petersburg

THE ASCOTT GROUP
A Member of CapitaLand

The world of Ascott

Strong GDP Growth

Sustained Economic Growth -
7th consecutive years of positive real GDP growth


8%
7%
6%
5%
4%
3%
2%
1%
0%
7.3%
7.2%
6.4%
6.6%
5.9%
5.4%
'03
'04
'05
'06 (est)
'07 (F)
'08 (F)

Source : EIU (3 Jan 2007)

Russia's Macroeconomic Fundamentals

- Sustained Economic Growth
  - Strong external and fiscal balances
  - Stable exchange rate & inflation dynamics
  - Booming oil & gas export revenue pushed trade surplus to US$74b in 1st half 2006
  - Early repayment of national debt (IMF & Paris Club)

- Political stability
  - Stable leadership
  - Implementation of key reforms (tax, pension, land, banking)
  - Commitment to further reforms & integration into the world economy (WTO)

THE ASCOTT GROUP
A Member of CapitaLand

Strong Investment Climate

FDI growth is estimated to hit US$23.5b in '06, a 55% increase from '05

- Removal of exchange controls on the ruble in Jul '06 encourages more investment
- Singapore's 38th largest trading partner in '05, with bilateral trade reaching S$1.32b



25
20
15
10
5
0
8.0
15.4
15.2
23.5
22.0
21.5
'03
'04
'05
'06 (est)
'07 (F)
'08 (F)
US$ Bn

Source : EIU (3 Jan 2007)

THE ASCOTT GROUP
A Member of CapitaLand

The world of Ascott

Moscow



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THE ASCOTT GROUP
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City Profile





Moscow City Profile (2006)

Population	13.4m [~9% of Russia's total population]
Land Area	1,081 sq km
% of Russia GDP	20%
Expected GDP Growth (2005-07)	6% p.a.
Avg Per Capita Annual Income	~US$ 12,100

Air Passenger Traffic

3 main airports carried 32m pax in 2005, +17% over 2004



Pax (m)
50
40
30
20
10
0
24
27
32
35
50
2003
2004
2005
*2010
*2015

- Sheremetyevo Airport : 15m (47%)
- Domodedovo International Airport : 14m (44%)
- Vnukovo Airport : 3m (9%)

Source: Deloitte 2005/JLL Hotel Market Overview 2005
Note : * forecast

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Hotel Supply

- Total Stock (2005)
  - No. of hotels: 167
  - No. of rooms: 34,300
  - No. of quality hotel rooms : 8,000

Insufficient supply of quality hotels

Stock of Quality Hotel Rooms (2005)



0
10
20
30
40
50
60
70
80
Moscow
Warsaw
Brussels
Budapest
Amsterdam
Vienna
Prague
Berlin
Barcelona
Madrid
Rome
London
Paris
Rooms, '000 / Кол-во номеров, тыс.

Source: JLL Hotels & Colliers International

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Hotel Occupancy

- Top-tier hotels experienced a boom
- Occupancy rate for top-tier hotels is running above 80%


80%
70%
60%
50%
40%
30%
20%
10%
0%
60.9%
68.6%
68.6%
74.7%
72.6%
72.3%
2001
2002
2003
2004
2005
2006 (6mth)

Average length of stay in Moscow : 4.4 day

Source: JLL Hotels & Colliers International

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Performance in Hotel Sector

Moscow ranked 2nd highest RevPAR in Europe after London in 2006

City	2006 RevPAR (US$)*
London	327
Moscow	306
Paris	299
Amsterdam	204
Edinburgh	199

HotelBenchmark - Summer 2006 Performance Review

Moscow: 2005 hotel daily rates in 4 & 5 star hotels have increased by 40%

Current situation in Moscow hotel market is one of excess demand and inadequate supply

Source: JLL Hotels & Colliers International

*Bent & KPMG London (Jan 2007)

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Projected Strong Demands for Extended Stay

- Increasing levels of foreign investments into Russia
- Moscow emerging as a key business destination
- Increasing preference of business executives for comfortable home-styled accommodations

Serviced Residence market is untapped. Only locally run apartments with minimal services.

THE ASCOTT GROUP
A Member of CapitaLand

The wor of
Ascott

St. Petersburg



82 - 4507

THE ASCOTT GROUP
A Member of CapitaLand

The world of Ascott

City Profile


St. Petersburg



St. Petersburg City Profile (2006)

Population	4.8m [Russia's 2nd largest city]
Land Area	1,400 sq km
% of Russia GDP	4%
GDP Growth (2005)	8.8% p.a.
% of Tourism Sector's share of GDP	15%

Visitors to St. Petersburg

- Airports
  - Pulkovo-2 and Pulkovo-1
  - 4.5m passengers in 2005
  - International arrivals = 52% of total
- Seaport
  - 200,000 passengers transferred
- Railway
  - 100 million passengers each year

Majority of visitors come from Finland, followed by USA, Germany, France and Italy

Major renovation scheme for seaport is planned for 2011 increasing capacity to 12,000 tourists per day

THE ASCOTT GROUP
A Member of CapitaLand

Tourism


Winter Palace


St Isaac's Cathedral

- World class tourist destination
  - 8th most attractive city in the world (UN rating 2002)
  - The Hermitage, the Russian Museum etc.
- St. Petersburg has a long history as capital of Russia (1712-1918)
  - Political, cultural and science center

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Hotel Supply

- 180 hotels, 17,000 rooms
  - 4,000 are considered to be of international quality
  - Av. length of stay: 2.7 days

- Modest supply of hotels compared to other world-renowned destinations such as Prague and Vienna

THE ASCOTT GROUP
A Member of CapitaLand

The world of Ascott

Hotel Occupancy

- "Spill over effect " from 300th Anniversary Celebration in 2004



70%
60%
50%
40%
30%
20%
10%
0%
55%
63%
67%
68%
69%
2001
2002
2003
2004
2005

Source: JLL Hotels Market Report 2005

82 - 4507

THE ASCOTT GROUP
A Member of CapitaLand

The world of Ascott

Performance in Hotel Sector


ADR
US$
250
200
150
100
50
0
169
177
189
162
200
2001
2002
2003
2004
2005

Source: JLL Hotels 2005

Projected Demands for Extended Stay

- Investments by foreign car companies such as Japan's Mitsubishi Motors
- Benefit from energy sector. Gazprom Neft, the oil subsidiary of Gazprom, is slated to move its headquarters from Moscow to St. Petersburg. Gasprom is a state-run energy giant
- Initiate plan to increase tourist capacity. E.g. renovation scheme for seaport - 12,000 tourists per day by 2011

Demand for Serviced Residence market is expected to rise with increasing economic & tourism activities.

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Amtel Group of Companies

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Amtel Group

- Founded by Dr. Sudhir Gupta in late 1980s
- Successfully established itself in a wide range of industries in Russia and CIS ranging from petrochemicals trading to juice manufacturing
- From late 1990s - primarily focused on manufacturing and distribution of tyres
- Today, Amtel is 4th largest tyre producer in Europe, and has a 35% share of Russian tyre market, with sales of US$ 850m
- Started investing recently in real estate in Russia and CIS. Has a portfolio of properties in Russia, Ukraine and Georgia

82 - 4507

THE ASCOTT GROUP

A Member of CapitaLand

The world of Ascott

MOU between Amtel Properties & The Ascott Group

THE ASCOTT GROUP
A Member of CapitaLand

Key Points of MOU

- Initial equity of US$100 million to acquire and develop international-class serviced residences
  - 50 : 50 partnership between Ascott & Amtel
- Focus will be on Moscow & St. Petersburg
- Roles for each party
  - Amtel : identify potential sites and develop properties into serviced residences
  - Ascott : manage the properties as serviced residences, under separate management contract

82 - 4507

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The world of Ascott

Management Contract - Somerset Strogino

82 - 4507

THE ASCOTT GROUP
A Member of CapitaLand

The world of Ascott

Location

>30 Airlines

AEROFLOT

AIR FRANCE

KLM

JAL


Sheremetyevo Airport
Somerset Strogino
MKAD - Outer Ring
Москва
Москва
Vnukovo Airport
Domodedovo Airport

THE ASCOTT GROUP
A Member of CapitaLand

Artist Impression

Somerset Strogino



82 - 4507

THE ASCOTT GROUP
A Member of CapitaLand

Management Contract

- Approximately 150 units of serviced residence
- Greenfield project - expected to be completed in 2009
- Located at one of Moscow's business parks along Kulakova Street
- Midway between city centre and Sheremetyevo international airport
- Ascott will manage property for 5 years with option to extend for another 5 years

The wor of Ascott

Conclusion

THE ASCOTT GROUP
A Member of CapitaLand

The world of Ascott

Right Timing to Venture into Russia

- Russia - growing economy and stable political situation
- Moscow and St Petersburg, experience high demand & shortage of hotel room supply
- Upbeat Foreign Investment Climate
  - "Russia is emerging as a hot spot for investors" (JLL's European CEO, Mark Wynne Smith) JONES LANG LASALLE HOTELS
  - Moscow ranked 2nd after Istanbul as the developing market with the greatest potential in 2005 (PWC and the Urban Land Institute) PRICEWATERHOUSECOOPERS
  - Moscow ranked 6th place in the 2005 Foreign Direct Investment Confidence Index (A.T. Kearney) ATKEARNEY

HotelBenchmark - Summer 2006 Performance Review

Moscow: 2005 hotel daily rates in 4 & 5 star hotels have increased by 40% ...

Current situation in Moscow hotel market is one of excess demand and inadequate supply

82 - 4507

The worl of Ascott

Thank You







Spasiba

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	07-Feb-2007 20:34:57
Announcement No.	00143

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Payment of management fees by way of issue of units in Ascott Residence Trust
Description	CapitaLand Limited's subsidiary, Ascott Residence Trust Management Limited, the manager of Ascott Residence Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	ART.PaymentManagementFees.7Feb07.pdf Total size = **140K** (2048K size limit recommended)

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ASCOTT
RESIDENCE
TRUST

(Constituted in the Republic of Singapore pursuant to a trust deed dated 19 January 2006)

PAYMENT OF MANAGEMENT FEES
BY WAY OF ISSUE OF UNITS IN ASCOTT RESIDENCE TRUST

As disclosed in the prospectus of Ascott Residence Trust ("**ART**") dated 6 March 2006 issued in connection with the preferential offering of units of ART ("**Units**"), Ascott Residence Trust Management Limited (the "**Company**"), the manager of ART, intends to receive 50% of the Management Fees (as defined in the trust deed constituting ART (the "**Trust Deed**")) in cash and 50% in Units for the periods from 1 March 2006 to 31 December 2006 and 1 January 2007 to 31 December 2007.

The Company wishes to announce that 651,595 Units have been issued to the Company today at an issue price of S$1.7397 per Unit. These Units were issued to the Company as payment of 50% of the Base Fee and Base Performance Fee (as defined in the Trust Deed) of the Management Fees for the period from 1 July 2006 to 31 December 2006. The balance of the Management Fees of S$1,133,581 (excluding applicable goods and services tax) was paid in cash.

With the above-mentioned issue of Units, the Company holds an aggregate of 1,290,174 Units, representing 0.26% of the total number of Units in issue of 499,290,174.

BY ORDER OF THE BOARD
Ascott Residence Trust Management Limited
(Company Registration No: 200516209Z)
As Manager of Ascott Residence Trust

Doreen Nah
Company Secretary

Singapore, 7 February 2007

In relation to the preferential offering by The Ascott Group Limited of units in ART, J.P. Morgan (S.E.A.) Limited acted as the Joint Financial Advisor, Sole Global Coordinator and Sole Lead Underwriter.

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	08-Feb-2007 07:24:06
Announcement No.	00013

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	(1) Ascott's unaudited results for the year ended 31 December 2006; and (2) Ascott's full year 2006 net profit soars more than 3.6 times to record high of S$151.3 million
Description	CapitaLand Limited's subsidiary, The Ascott Group Limited ("Ascott"), has today issued an announcement and a news release on the above matters. For details, please refer to the announcement and news release posted by Ascott on the SGX website www.sgx.com.sg.
Attachments:	Total size = **0** (2048K size limit recommended)

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THE ASCOTT GROUP

A Member of CapitaLand

THE ASCOTT GROUP LIMITED
(Co. Reg. No. 197900881N)
UNAUDITED RESULTS FOR THE YEAR ENDED 31 DECEMBER 2006
TABLE OF CONTENTS

1(a)(i) INCOME STATEMENT

	Note	GROUP 4Q 2006 S$'000	GROUP 4Q 2005 S$'000	Better / (Worse) % +/-	GROUP FY2006 S$'000	GROUP FY2005 S$'000	Better / (Worse) % +/-
Revenue	A.1	102,143	112,686	-9%	405,866	444,061	-9%
Cost of sales		(66,175)	(81,244)	19%	(287,651)	(306,726)	6%
Gross profit	A.1	35,968	31,442	14%	118,215	137,335	-14%
Other operating income	A.2	297	1,640	-82%	5,294	3,539	50%
Administrative expenses	A.3	(17,759)	(7,294)	-143%	(43,124)	(28,764)	-50%
Other operating expenses		(1,616)	(57)	n.m.	(1,901)	(341)	-457%
Profit from operations		**16,890**	**25,731**	**-34%**	**78,484**	**111,769**	**-30%**
Share of results of associates and jointly controlled entities	A.4	756	(7,329)	110%	1,309	(9,657)	114%
Comprising:							
Operating results		*(799)*	(2,167)	*63%*	1,347	*(3,368)*	*140%*
Taxation		*(745)*	(396)	*-88%*	(2,136)	*(1,523)*	*-40%*
Non-operating results		*2,300*	(4,766)	*148%*	2,098	*(4,766)*	*144%*
Non-operating income (net)	A.5	52,960	5,891	799%	164,775	8,114	n.m.
Foreign exchange (loss)/ gain		(284)	(414)	31%	499	1,119	-55%
Interest income	A.6	4,406	3,063	44%	12,337	10,180	21%
Finance costs	A.7	(9,037)	(14,195)	36%	(39,723)	(54,029)	26%
Profit before taxation	A.8	**65,691**	**12,747**	**415%**	**217,681**	**67,496**	**223%**
Taxation	A.9	(56,111)	(4,933)	n.m.	(64,260)	(17,450)	-268%
Net profit for the period/year		**9,580**	**7,814**	**23%**	**153,421**	**50,046**	**207%**
Attributable to:							
Shareholders		11,463	6,587	74%	151,273	41,915	261%
Minority interests		(1,883)	1,227	253%	2,148	8,131	74%
		9,580	**7,814**	**23%**	**153,421**	**50,046**	**207%**

n.m. – not meaningful

1(a)(ii) Explanatory Notes to Income Statement

The results of the Group for FY2006 included the effects of the following events:

1. Hemliner Real Estate (Beijing) Co Ltd ("Hemliner") which owns The Ascott Beijing in China and Greenpark Investments (Guernsey) Limited ("Greenpark") which owns The Ascott Mayfair in UK became wholly owned subsidiaries of the Group with effect from late December 2005. Mekong-Hacota Joint Venture Company Ltd ("Mekong-Hacota") which owns Somerset Ho Chi Minh City in Vietnam also became a subsidiary of the Group with effect from late April 2005.

   Thereafter, pursuant to the transaction as described in the following explanatory note, both Hemliner and Mekong-Hacota were divested to the Ascott Residence Trust ("ART") at the end of March 2006. Accordingly, the operating results of Hemliner and Mekong-Hacota were consolidated for 1Q 2006, and thereafter equity accounted for as part of ART with effect from 1 April 2006. In 2005, Hemliner was accounted for as an associate and Mekong-Hacota was accounted for as a jointly controlled entity for the first four months of 2005.

As for Greenpark, the operating results of The Ascott Mayfair ("TAM") were consolidated since January 2006 until August 2006 when it was disposed vis-à-vis being equity accounted for as a jointly controlled entity in FY2005.

2. On 19 January 2006, the Group established a new Pan-Asian serviced residence REIT known as Ascott Residence Trust ("ART").

   In conjunction with the above, the Group divested 12 of its serviced residences to ART, either directly (in the case of properties situated in Singapore) or through the sale of its equity interests in subsidiaries which own the properties (in the case of properties situated outside Singapore). On completion of the divestment, the Group received an aggregate consideration of approximately S$661.2 million from ART which was satisfied in part by the issuance of 454,000,000 new units of ART at an issue price of $1.32 per unit and the balance in cash of approximately S$61.9 million.

   Upon the completion of the abovementioned divestment, the Group offered up to 340,500,000 units to its shareholders on a renounceable basis of 200 units in ART for every 1,000 shares held by the shareholders in the Company on the books closure date at the price of $0.68 per unit ("Preferential Offering"). At the close of the Preferential Offering, the shareholders of the Group were allocated with 317,156,704 of the units offered and the Group's interest in ART was then reduced to about 30%, in ART.

   On 31 March 2006, all units of ART were quoted and listed on the Main Board of SGX-ST.

   On 3 May 2006, upon obtaining the sanction of the Singapore High Court, the Company carried out a capital reduction exercise to reduce its shareholders' equity by approximately S$203.0 million which is the value deemed returned to shareholders of the Company in the form of the discount to the net asset value of ART units sold pursuant to the Preferential Offering.

   On 4 September 2006, the Group also entered into an agreement to divest another of its serviced residence, Somerset Roppongi Tokyo, to ART through the sale of equity interest in its wholly-owned subsidiary, Somerset Roppongi (Japan) Pte Ltd ("SRJPL") for a total consideration of S$9.1 million. SRJPL owns the serviced residence through its effective interest of 40% in MEC Roppongi Tokutei Mokuteki Kaisha. The above transaction was completed in October 2006 and after taking into account the associated costs of disposal, the Group realised a net gain of approximately S$1.4 million from the transaction.

   On 25 September 2006, ART further allotted and issued an additional 44,000,000 new units in ART pursuant to its placement to institutional and other investors. As the Group did not subscribe to the said placement, the Group's interest in ART was then further reduced to about 28%.

3. As part of the Group's on-going strategy to divest its non-core assets, the Group's wholly-owned subsidiary, Somerset Investments Pte Ltd ("SIPL"), entered into an agreement relating to the sale of Liang Court Shopping Centre ("LCSC") with ARMF II (Liang Court) Pte Ltd ("ARMF") on 20 March 2006, to sell LCSC for a total cash consideration of S$175.0 million. The above transaction was completed in May 2006 and after taking into account the associated costs of disposal, the Group realised a net gain of approximately S$39 million from the transaction.

4. The Group's wholly-owned subsidiary, Greenpark, also entered into an agreement relating to the sale of The Ascott Mayfair ("TAM") with an unrelated party on 12 May 2006, to sell TAM for a total cash consideration of GBP65.8 million (approximately S$192.5 million). The above transaction was completed in August 2006 and after taking into account the associated costs of disposal, the Group realised a net gain of approximately S$83 million from the transaction.

A.1 <u>Revenue and Gross profit</u>

<u>Revenue</u>

Revenue for 4Q 2006 of S$102.1 million decreased by 9% over that of the corresponding period last year. The decrease in revenue was due mainly to the Group's divestments to ART during the year and translation of Europe accounts at lower exchange rates. Without these divestments and excluding the effects of foreign exchange rate changes, the revenue for 4Q 2006 would have been S$126.3 million, an increase of 12% over the corresponding period last year.

This increase of 12% as mentioned above was underpinned by overall revenue per available apartment unit ("REVPAU") growth on a same store basis, with the serviced residence operations in Singapore, Indonesia, Philippines, Australia and Europe achieving double digit REVPAU increases.

Similarly, without the divestments to ART and excluding the effects of foreign exchange rate changes for full year, the revenue for FY2006 would have been S$487.1 million, an increase of 10% over that of the last financial year.

Gross profit

Despite the divestments, the Group achieved gross profit of S$36.0 million for 4Q 2006 which is an increase of 14% over that of the corresponding period last year. The increase was contributed mainly by improved profitability from the Group's operations in Europe in 4Q 2006. For FY2006, gross profit of S$118.2 million decreased by 14% over that of FY2005 due mainly to the divestments to ART. Without these divestments and effects of foreign exchange rate changes, the gross profit for 4Q 2006 would have been even higher at S$52.6 million, an increase of 67% over 4Q 2005 and FY2006 gross profit would have been S$168.7 million, an increase of 23% over FY2005.

A.2 Other operating income

The higher other operating income in FY2006, as compared to FY2005, was mainly due to the dividend income received from long term investments in China and India.

A.3 Administrative expenses

The higher administrative expenses in FY2006, as compared to FY2005, were mainly due to higher depreciation charges and staff costs.

A.4 Share of results of associates and jointly controlled entities

	GROUP		Better / (Worse)	GROUP		Better / (Worse)
	4Q 2006	4Q 2005	%	FY2006	FY2005	%
	S$'000	S$'000	+/-	S$'000	S$'000	+/-
The Group's share of results of :						
Associates:	**2,061**	**168**	**n.m.**	**6,451**	**2,829**	**128%**
Comprising:						
- Operating results (1)	*506*	*675*	*-25%*	*6,287*	*4,388*	*43%*
- Taxation	*(745)*	*(507)*	*-47%*	*(2,136)*	*(1,559)*	*-37%*
- Non-operating results (2)	*2,300*	*-*	*n.m.*	*2,300*	*-*	*n.m.*
Jointly controlled entities:	**(1,305)**	**(7,497)**	**83%**	**(5,142)**	**(12,486)**	**59%**
Comprising:						
- Operating results (3)	*(1,305)*	*(2,842)*	*54%*	*(4,940)*	*(7,756)*	*36%*
- Taxation	*-*	*111*	*-100%*	*-*	*36*	*-100%*
- Non-operating results (4)	*-*	*(4,766)*	*100%*	*(202)*	*(4,766)*	*96%*
Total share of results	**756**	**(7,329)**	**110%**	**1,309**	**(9,657)**	**114%**

Associates

(1) In FY2006, Hemliner's operating results were consolidated as a wholly-owned subsidiary of the Group for 3 months until it was divested to ART at the end of March 2006. Upon the listing of ART, approximately 30% of its operating results were equity accounted for by the Group from April 2006.

In FY2005, the Group's operating results in associates included 30% share of Hemliner's operating results until it became a wholly-owned subsidiary in December 2005.

(2) In FY2006, the Group's non-operating results in associates related mainly to the Group's share of ART's revaluation surpluses on its investment properties in Singapore. In view of the Group's revaluation deficits of certain remaining properties in Singapore [refer to A.5 (2)] which have to be taken into the profit & loss account following the sale of LCSC, the Group's share of ART's revaluation surpluses was recognised in the profit & loss account to offset the said deficits recognised.

Jointly controlled entities

(3) In FY2006, the Group's share of operating loss of S$4.9 million largely pertained to jointly controlled entities in London. The interest income earned on shareholder's loans extended to jointly controlled entities amounting to S$8.8 million has been separately reflected under "Interest Income". The Group's share of results from jointly controlled entities, net of the associated interest income, was positive at S$3.7 million.

In FY2006, TAM became wholly-owned and Somerset Queensgate ("SQ") and Somerset Ho Chi Minh were divested. As such, they were no longer accounted for as jointly controlled entities.

In FY2005, the Group's operating results in jointly controlled entities included 50% share of the operating results of TAM and SQ as well as share of Mekong-Hacota until late April 2005.

(4) In FY2006, the Group's non-operating results related to a portfolio loss of S$0.2 million on the disposal of Somerset Roland Garden, previously held by a jointly controlled entity in UK.

In FY2005, the Group's non-operating results in jointly controlled entities related mainly to the revaluation deficits of S$4.1 million on investment properties in United Kingdom charged into the profit & loss accounts.

A.5 Non-operating Income (net)

	GROUP			GROUP		
	4Q 2006	4Q 2005	Better / (Worse) %	FY2006	FY2005	Better / (Worse) %
	S$'000	S$'000	+/-	S$'000	S$'000	+/-
Profit/(loss) from disposal of investments and properties *(1)*	54,428	(266)	n.m.	195,246	219	n.m.
Revaluation surplus/ (deficits) *(2)*	1,450	(4,520)	132%	(13,225)	(4,520)	-193%
Negative goodwill (3)	-	-	n.m.	-	821	-100%
Reversal of provision for obligation no longer required (4)	-	11,140	-100%	-	11,140	-100%
(Impairments & provisions)/ writeback (5)	(2,918)	(463)	-530%	(17,246)	454	n.m.
	52,960	**5,891**	**799%**	**164,775**	**8,114**	**n.m.**

(1) In FY2006, the profit from disposal of investments and properties related mainly to:

a. The realisation of certain revaluation reserve, foreign currency translation reserve and hedging reserve, net of transaction costs, in relation to the Group's divestment of 12 serviced residences to ART and the subsequent Preferential Offering in 1Q 2006;
b. The gains derived from the sale of LCSC in Singapore in 2Q 2006; and
c. The gains derived from the sale of TAM in UK in 3Q 2006.
d. In 4Q 2006, the provision for tax amounting to S$49.2 million which was netted from the profit from disposal of investments and properties was reclassified to taxation expenses.

In FY2005, the profit from disposal of investments and properties related to the sale of townhouses in Malaysia and sale of condominium units in Indonesia.

(2) The revaluation deficits of S$13.2 million in FY2006 pertained to certain remaining properties in Singapore which have to be taken into the profit & loss account following the sale of LCSC whose revaluation surplus was used to cushion the deficits of the said properties.

The revaluation deficit of S$4.5 million in FY2005 related to the diminution in value of the Group's serviced residence investment properties in Indonesia.

(3) In FY2005, the negative goodwill arose from the Group's increase in equity interest in its investment in Mekong-Hacota Joint Venture Company Ltd which owns Somerset Ho Chi Minh City in Vietnam. The S$0.8 million gain represented the excess of fair value of assets acquired over the purchase consideration paid for an additional 5% stake.

(4) A provision for obligation amounting to S$11.1 million was previously made in connection with the acquisition of Citadines. This obligation did not materialise ultimately and the said provision was therefore reversed in FY2005.

(5) In FY2006, impairments & provisions related mainly to the Group's non-core assets in Malaysia and the Group's impairment of goodwill in Australia.

In FY2005, the impairments & provisions related to a write-back of impairment on the Group's long-term investment in a non-serviced residence project in India. The write-back was due to a return of capital and dividends received arising from the investee's disposal of its assets at a profit. Previously, full provision for diminution in value of the said investment was made in 1999.

A.6 Interest income

The increase in interest income for 4Q 2006 and FY2006, as compared to the corresponding periods last year, was mainly due to interest earned on the divestment proceeds placed with financial institutions while awaiting deployment to new investments.

A.7 Finance costs

The lower finance costs in 4Q 2006 and FY2006, as compared to the corresponding periods last year, were due to the repayment of the Group's borrowings with proceeds from the Preferential Offering of 70% interest in ART in 1Q 2006, the sale of LCSC in 2Q 2006, as well as the sale of TAM in 3Q 2006.

A.8 Profit before taxation includes the following significant items:

	GROUP		Better / (Worse)	GROUP		Better / (Worse)
	4Q 2006 S$'000	4Q 2005 S$'000	% +/-	FY2006 S$'000	FY2005 S$'000	% +/-
Depreciation and amortisation *(1)*	(6,161)	(4,528)	-36%	(21,736)	(15,700)	-38%
Staff costs *(2)*	(40,089)	(31,572)	-27%	(123,401)	(107,629)	-15%
Operating lease rental	(17,387)	(17,035)	-2%	(64,769)	(65,729)	1%

(1) The higher depreciation and amortisation charges for 4Q 2006 and FY2006, as compared to the corresponding periods last year, were mainly due to additional depreciation charges arising from increased refurbishments carried out to the Group's properties. The increase in depreciation charges was also partly due to the consolidation of Hemliner and TAM for 3 and 8 months respectively in FY2006.

(2) The higher staff costs in 4Q 2006 and FY2006 were mainly due to increased headcount in tandem with the Group's expansion and higher provision for bonus.

A.9 Taxation

The higher tax expenses in 4Q 2006 and FY2006, as compared to the corresponding periods last year, were mainly due to provision for tax amounting to S$49.2 million which was previously netted from profit from disposal of investments and properties as mentioned in note A.5 above.

A.10 Operating earnings before interest, taxation, depreciation and amortisation ("Operating EBITDA"):

	GROUP		Better / (Worse) %	GROUP		Better / (Worse) %
	4Q 2006 S$'000	4Q 2005 S$'000	+/-	FY2006 S$'000	FY2005 S$'000	+/-
Profit before taxation	**65,691**	**12,747**	**415%**	**217,681**	**67,496**	**223%**
Add:						
Finance costs *(A.7)*	9,037	14,195	36%	39,723	54,029	26%
Group EBIT	**74,728**	**26,942**	**177%**	**257,404**	**121,525**	**112%**
Add:						
Depreciation and amortisation *(A.8)*	6,161	4,528	-36%	21,736	15,700	-38%
Group EBITDA	**80,889**	**31,470**	**157%**	**279,140**	**137,225**	**103%**
Add:						
Share of taxation of associates and jointly controlled entities *(A.4)*	745	396	-88%	2,136	1,523	-40%
Less:						
Share of non-operating results of associates and jointly controlled entities *(A.4)*	(2,300)	4,766	148%	(2,098)	4,766	144%
Non-operating income *(A.5)*	(52,960)	(5,891)	799%	(164,775)	(8,114)	n.m.
Net portfolio gain	(55,260)	(1,125)	n.m.	(166,873)	(3,348)	n.m.
Operating EBITDA	**26,374**	**30,741**	**-14%**	**114,403**	**135,400**	**-16%**

1(b)(i) BALANCE SHEET

	Note	GROUP 31/12/2006 S$'000	GROUP 31/12/2005 S$'000	COMPANY 31/12/2006 S$'000	COMPANY 31/12/2005 S$'000
Non-Current Assets					
Property, plant and equipment		103,978	123,554	2	779
Intangible assets		24,084	28,972	-	-
Investment properties	1(b)(ii)	1,230,140	2,233,737	-	-
Properties under development	1(b)(iii)	239,005	11,986	-	-
Interest in subsidiaries		-	-	253,555	311,621
Interest in associates and jointly controlled entities	1(b)(ii)	267,727	104,729	191,094	3,234
Long term receivables		1,569	1,158	5,116	60,123
Other financial assets		2,866	3,288	26	26
Deferred tax assets		21,153	11,342	-	-
		1,890,522	2,518,766	449,793	375,783
Current Assets					
Properties held for sale		9,230	14,659	-	-
Inventories		356	866	-	-
Trade receivables		42,382	43,794	71	-
Other receivables		169,108	101,752	74,286	177,032
Cash and bank balances	1(b)(iv)	274,481	101,177	211	928
		495,557	262,248	74,568	177,960
Total Assets		2,386,079	2,781,014	524,361	553,743
Equity attributable to equity holders of the Parent					
Share capital	1(b)(v)	264,367	314,416	264,367	314,416
Reserves	1(b)(v)	871,999	952,656	182,139	185,845
Shareholders' Equity		1,136,366	1,267,072	446,506	500,261
Minority interests		59,225	125,972	-	-
Total Equity		1,195,591	1,393,044	446,506	500,261
Non-Current Liabilities					
Interest bearing liabilities	1(b)(vi)	493,630	778,975	-	-
Amount due to minority shareholders of subsidiaries		3,905	4,114	-	-
Deferred income		7,811	8,079	-	-
Deferred tax liabilities		22,149	20,752	883	883
		527,495	811,920	883	883
Current Liabilities					
Bank overdraft (secured)	1(b)(vi)	-	6,260	-	-
Trade payables		48,432	22,883	308	45
Other payables		159,082	200,043	73,183	48,109
Interest bearing liabilities	1(b)(vi)	379,579	334,420	-	-
Current tax payable		75,900	12,444	3,481	4,445
		662,993	576,050	76,972	52,599
Total Liabilities		1,190,488	1,387,970	77,855	53,482
Total Equity and Liabilities		2,386,079	2,781,014	524,361	553,743

1b)(ii) Group's investment properties and interest in associates and jointly controlled entities

In connection with the Group's establishment of ART, the Group and the Company divested 12 of its serviced residences to ART, either directly (in the case of properties situated in Singapore) or through the sale of its equity interests in subsidiaries which own the properties (in the case of properties situated outside Singapore). On completion of the divestment, the Group received an aggregate consideration of approximately S$661.2 million from ART which was satisfied in part by the issuance of 454,000,000 new units of ART at an issue price of $1.32 per unit and the balance in cash of approximately S$61.9 million.

Upon the completion of the subsequent Preferential Offering, about 70% of the units in ART were allocated to shareholders at the price of $0.68 per unit. The Group retained about 30% of the units in ART. As such, the balance sheet in relation to the ART entities was de-consolidated on 31 March 2006. ART was then accounted for as an associate of the Group prospectively, as shown by the increase of approximately S$181 million in the investment in associates and jointly controlled entities. This above mentioned increase was partially offset by the Group's divestment of its 40% owned Somerset Roppongi Tokyo to ART which was completed in 4Q 2006.

The Group's investment properties have further decreased as a result of the Group's disposal of LCSC and TAM in 2Q and 3Q 2006 respectively.

1(b)(iii) Group's properties under development

The increase in the Group's properties under development in FY2006 was due to the acquisitions of Hotel Asia ("HA") and Asia Insurance Building ("AIB") which are currently undergoing reconfiguration and refurbishment.

1(b)(iv) Group's cash and bank balances

The increase in the Group's cash and bank balances was mainly due to proceeds received from the Group's disposals of LCSC and TAM. These will be deployed to fund the Group's properties undergoing redevelopment and new investments.

1(b)(v) Group share capital and reserves

The decrease in share capital was due to the capital reduction exercise which reduced the issued and paid up capital by S$107.9 million, partially offset by the exercises of share options and issue of performance shares totaling S$6.0 million and the reclassification of share premium to share capital of S$51.8 million with the abolishment of the par value concept.

1(b)(vi) Group borrowings (including finance leases)

		As at 31/12/2006 S$'000	As at 31/12/2005 S$'000
Repayable in one year or less or on demand			
- Secured		19,599	87,417
- Unsecured		359,980	253,263
		379,579	340,680
Repayable after one year			
- Secured		466,332	778,975
- Unsecured		27,298	-
		493,630	778,975
Total	(1)	873,209	1,119,655

(1) The decrease of about S$246.4 million in the Group's borrowings as at 31 December 2006 was mainly due to the Group's repayment of bank loans with the proceeds from the Preferential Offering and disposals of LCSC and TAM, as well as the Group's de-consolidation of borrowings of companies injected into ART. The decrease was partially offset by increase in borrowings in relation to the acquisitions of HA and AIB.

Details of collateral

The borrowings of the Group are generally secured by:
- Mortgage on subsidiaries' land and buildings, investment properties and properties under development; and
- Pledge of shares of some subsidiaries; and
- Corporate guarantees issued by holding companies.

1(c) CONSOLIDATED CASH FLOWS STATEMENT

	4Q 2006 S$'000	4Q 2005 S$'000	FY2006 S$'000	FY2005 S$'000
Operating Activities				
Profit before taxation	65,691	12,747	217,681	67,496
Adjustments for:				
Accretion of deferred income	(636)	(677)	(2,513)	(2,766)
Depreciation and amortisation	6,161	4,528	21,736	15,700
Gain/(loss) on disposal of:				
- property, plant and equipment	1,694	31	1,677	9
- properties held for sale	-	(370)	(50)	(1,434)
Non-operating income	(52,960)	(5,891)	(164,775)	(8,114)
Dividend income	-	-	(3,894)	-
Interest expense	8,762	13,272	38,879	53,106
Interest income	(4,406)	(3,063)	(12,337)	(10,180)
Share of results of associates and jointly controlled entities	(756)	7,329	(1,309)	9,657
Share option and performance share expense	1,216	44	3,612	929
Operating profit before working capital changes	**24,766**	**27,950**	**98,707**	**124,403**
Changes in working capital:				
- Properties held for sale	-	(78)	50	4,560
- Trade and other receivables	18,384	6,471	(55,487)	7,834
- Trade and other payables	(2,076)	(7,080)	64,203	(14,020)
Cash generated from operations	**41,074**	**27,263**	**107,473**	**122,777**
Income tax refund/(paid)	4,892	(4,339)	(5,946)	(15,147)
Proceeds from sale of golf memberships	541	(161)	2,390	2,459
Cash flows from operating activities	**46,507**	**22,763**	**103,917**	**110,089**
Investing Activities				
Interest received	4,346	3,116	12,277	9,950
Acquisition of property, plant and equipment	(6,110)	(8,588)	(30,417)	(24,862)
Acquisition of subsidiary company, net of cash	844	(74,376)	836	(76,969)
Disposal of subsidiaries, net of cash	2,008	-	255,695	-
Proceeds from disposal of:				
- property, plant and equipment	146	(230)	590	13
- investment properties	(10,944)	212	361,191	2,902
Investment in associates and jointly controlled entities	2,231	(31,556)	(16,178)	(27,096)
Capital reduction of jointly controlled entity and long-term investment	-	590	-	1,130
Dividends from associates and jointly controlled entities	205	1,750	3,073	3,716
Dividends from other investment	-	-	3,894	-
Deposits paid for new investments	(48,862)	-	(48,862)	-
Acquisition of investment properties and properties under development	(82,695)	(4,676)	(351,411)	(12,395)
Proceeds from repayment of loan previously assigned on disposal of subsidiary	-	-	3,383	3,730
Other investing cashflow	443	(308)	1,127	(308)
Cash flows from investing activities	**(138,388)**	**(114,066)**	**195,198**	**(120,189)**
Financing Activities				
Proceeds from shares issued under share option scheme	245	1,063	5,905	5,892
Interest paid	(14,351)	(15,574)	(47,138)	(51,150)
Capital contribution from minority shareholders	1,238	-	1,238	-
Dividends paid	-	-	(30,458)	(30,037)
Dividends paid to minority shareholders	(15,252)	(8,202)	(15,691)	(10,449)
Proceeds from/(repayments of) bank borrowings	82,508	104,107	(27,871)	94,131
Repayment of finance lease liabilities	(868)	(921)	(3,419)	(3,447)
Fixed deposits pledged as securities	-	-	-	17,709
Other financing cashflow	-	3,162	-	(4,064)
Cash flows from financing activities	**53,520**	**83,635**	**(117,434)**	**18,585**

	4Q 2006 S$'000	4Q 2005 S$'000	FY2006 S$'000	FY2005 S$'000
(Decrease)/increase in cash & cash equivalents	(38,361)	(7,668)	181,681	8,485
Cash and cash equivalents at beginning of the period/year	312,045	103,142	94,917	86,832
Effect of exchange rate changes on balances held in foreign currencies	797	(557)	(2,117)	(400)
Cash and cash equivalents at end of the period/year	274,481	94,917	274,481	94,917

Cash and cash equivalents at end of year comprise:

	31/12/2006 S$'000	31/12/2005 S$'000
Cash & Bank Balances	274,481	101,177
Bank overdraft (secured)	-	(6,260)
Cash and cash equivalents at end of the year	274,481	94,917

The operating cashflow of the Group has increased by 104% from S$22.8 million in 4Q 2005 to S$46.5 million in 4Q 2006. The increase in operating cashflow of the Group was mainly attributable to efficient working capital management in the current quarter. For FY2006, the operating cashflow of the Group decreased by 6% from S$110.1 million in FY2005 to S$103.9 million in FY2006. The decrease in operating cashflow was attributable mainly to the deconsolidation of the assets divested in 2006.

82 - 4507

1(d)(i) STATEMENT OF CHANGES IN EQUITY

S$'000	Share Capital	Share Premium	Revaluation Reserve	Statutory Reserve	Capital Reduction Reserve	Merger Reserve	Equity Compensation Reserve	Other Capital Reserve	Hedging Reserve	Foreign Currency Translation Reserve	Revenue Reserve	Shareholders' Equity	Minority Interests	Total Equity
GROUP														
At 1 January 2006	314,416	294,278	80,867	603	95,136	396,000	2,754	5,474	(3,805)	1,406	79,943	1,267,072	125,972	1,393,044
Issue of shares under the Share Option Plan	5,905	-	-	-	-	-	-	-	-	-	-	5,905	-	5,905
Issue of shares under the Performance Share Plan	109	-	-	-	-	-	(109)	-	-	-	-	-	-	-
Stock option expense	-	-	-	-	-	-	1,573	-	-	-	-	1,573	-	1,573
Performance shares expense	-	-	-	-	-	-	2,039	-	-	-	-	2,039	-	2,039
Hedging movement for the year	-	-	-	-	-	-	-	-	5,644	-	-	5,644	-	5,644
Revaluation deficit transferred to profit and loss	-	-	14,674	-	-	-	-	-	-	-	-	14,674	-	14,674
Foreign exchange differences	-	-	-	-	-	-	-	-	-	(5,827)	-	(5,827)	-	(5,827)
Revaluation surplus on investment properties	-	-	8,661	-	-	-	-	-	-	-	-	8,661	(1,234)	7,427
Translation adjustment	-	-	(4,214)	(49)	-	-	-	(65)	-	-	-	(4,328)	(688)	(5,016)
Share of reserves of associates and jointly controlled entities	-	-	14,225	-	-	-	-	(1,677)	-	-	-	12,548	-	12,548
Incorporation of a subsidiary	-	-	-	-	-	-	-	-	-	-	-	-	1,238	1,238
Disposal of subsidiaries and investment properties	-	-	(68,091)	(77)	-	-	-	-	(1,999)	(14,303)	-	(84,470)	(52,520)	(136,990)
Profit for the year	-	-	-	-	-	-	-	-	-	-	151,273	151,273	2,148	153,421
Transfer from share premium account to share capital upon implementation of Companies (Amendment) Act 2005	51,798	(294,278)	-	-	-	-	-	242,480	-	-	-	-	-	-
Dividends paid	-	-	-	-	-	-	-	-	-	-	(30,458)	(30,458)	(15,691)	(46,149)
Expenses in relation to capital distribution	-	-	-	-	-	-	-	-	-	-	(4,943)	(4,943)	-	(4,943)
Capital distribution to shareholders	(107,861)	-	-	-	(95,136)	-	-	-	-	-	-	(202,997)	-	(202,997)
At 31 December 2006	264,367	-	46,122	477	-	396,000	6,257	246,212	(160)	(18,724)	195,815	1,136,366	59,225	1,195,591

S$'000	Share Capital	Share Premium	Revaluation Reserve	Statutory Reserve	Capital Reduction Reserve	Merger Reserve	Equity Compensation Reserve	Other Capital Reserve	Hedging Reserve	Foreign Currency Translation Reserve	Revenue Reserve	Shareholders' Equity	Minority Interests	Total Equity
At 1 January 2005	310,988	291,812	74,231	504	95,136	396,000	1,192	5,474	(13,797)	(7,063)	68,154	1,222,631	115,695	1,338,326
Issue of shares under the Share Option Plan	3,385	2,466	-	-	-	-	-	-	-	-		5,851	-	5,851
Issue of shares under the Performance Share Plan	43	-	-	-	-	-	-	-	-	-		43	-	43
Stock option expense	-	-	-	-	-	-	857	-	-	-		857	-	857
Performance shares expense	-	-	-	-	-	-	705	-	-	-		705	-	705
Hedging movement for the year	-	-	-	-	-	-	-	-	9,992	-		9,992	-	9,992
Foreign exchange differences	-	-	-	-	-	-	-	-	-	8,469		8,469	-	8,469
Revaluation surplus on investment properties	-	-	6,999	-	-	-	-	-	-	-		6,999	(1,573)	5,426
Translation adjustment	-	-	175	10	-	-	-	-	-	-		185	1,226	1,411
Profit for the year	-	-	-	-	-	-	-	-	-	-	41,915	41,915	8,131	50,046
Transfer from accumulated profits	-	-	-	89	-	-	-	-	-	-	(89)	-	-	-
Dividends paid	-	-	-	-	-	-	-	-	-	-	(30,037)	(30,037)	(10,449)	(40,486)
Acquisition of subsidiaries	-	-	-	-	-	-	-	-	-	-		-	12,942	12,942
Disposal of investment property	-	-	(538)	-	-	-	-	-	-	-		(538)	-	(538)
At 31 December 2005	314,416	294,278	80,867	603	95,136	396,000	2,754	5,474	(3,805)	1,406	79,943	1,267,072	125,972	1,393,044

S$'000	Share Capital	Share Premium	Capital Reduction Reserve	Equity Compensation Reserve	Revenue Reserve	Shareholders' Equity
COMPANY						
At 1 January 2006	314,416	51,798	95,136	2,754	36,157	500,261
Issue of shares under the Share Option Plan	5,905	-	-	-	-	5,905
Issue of shares under the Performance Share Plan	109	-	-	(109)	-	-
Stock option expense	-	-	-	1,573	-	1,573
Performance shares expense	-	-	-	2,039	-	2,039
Transfer from share premium account to share capital upon implementation of Companies (Amendment) Act 2005	51,798	(51,798)	-	-	-	-
Expenses in relation to capital distribution	-	-	-	-	(4,943)	(4,943)
Capital distribution to shareholders	(107,861)	-	(95,136)	-	-	(202,997)
Profit for the year	-	-	-	-	175,126	175,126
Dividends paid	-	-	-	-	(30,458)	(30,458)
At 31 December 2006	264,367	-	-	6,257	175,882	446,506
At 1 January 2005	310,988	49,332	95,136	1,192	60,159	516,807
Issue of shares under the Share Option Plan	3,385	2,466	-	-	-	5,851
Issue of shares under the Performance Share Plan	43	-	-	-	-	43
Stock option expense	-	-	-	857	-	857
Performance shares expense	-	-	-	705	-	705
Profit for the year	-	-	-	-	6,035	6,035
Dividends paid	-	-	-	-	(30,037)	(30,037)
At 31 December 2005	314,416	51,798	95,136	2,754	36,157	500,261

1(d)(ii) Share Capital

Since the last financial year ended 31 December 2005, the issued and paid-up capital of the Company decreased by S$50.0 million to S$264.4 million.

The decrease in issued and paid-up capital of the Company was due to the capital reduction exercise mentioned above in 1(b)(v), which reduced the share capital by S$107.9 million. The decrease is partially offset by the share options exercised amounting to S$5.9 million under The Ascott Share Option Plan ("TASOP"), the issue of performance shares amounting to S$0.1 million under The Ascott Performance Share Plan ("TAPSP"), and the reclassification of share premium of the Company amounting to S$51.8 million pursuant to the abolishment of the par value concept.

Share Options

As at 31 December 2006, there were 31,450,500 (31 December 2005: 40,348,300) unissued ordinary shares of the Company under TASOP. The movements are as follows:

As at 1 January 2006	40,348,300
Granted during the financial year	15,216,000
Cancelled/Lapsed during the financial year	(4,816,250)
Exercised during the financial year	(19,297,550)
As at 31 December 2006	31,450,500^

Performance Shares

As at 31 December 2006, there were 7,083,630 (31 December 2005: 4,082,223) awards outstanding. Awards granted are only released when the pre-determined targets are achieved. The movements are as follows:

As at 1 January 2006	4,082,223
Granted during the financial year	3,043,800
Additional grants to adjust 2004 awards	176,400^
Additional grants to adjust 2005 awards	353,430^
Issued during the financial year	(572,223)*
As at 31 December 2006	7,083,630#

^ - On 3 May 2006, the Company carried out a capital reduction exercise to reduce its shareholders' equity by approximately S$203.0 million which is the value deemed returned to shareholders of the Company in the form of the discount to the net asset value of ART units sold pursuant to the Preferential Offering. Arising therefrom, the exercise prices of outstanding share options granted under TASOP and the number of performance shares granted under TAPSP were adjusted to take into account the capital reduction.

* - Another 134,777 performance shares were also delivered on achievement above the set targets.

\# - The actual number of performance shares to be delivered will depend on the achievement of set targets over a three-year period. For achievements that are below 80% of the targets, no performance shares will be given while for achievements that exceed targets by more than 100%, more performance shares than the original award could be delivered up to a maximum of 200% of the original award.

2. **Whether the figures have been audited, or reviewed and in accordance with the Singapore Standard on Auditing 910 (Engagements to Review Financial Statements)**

The figures have not been audited or reviewed.

3. **Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of matter)**

Not applicable.

4. **Whether the same accounting policies and methods of computation as in the most recently audited annual financial statements have been applied**

Except as disclosed under note 5, the Group has applied the same accounting policies and methods of computation in the financial statements for the current financial period as those of the Group's most recently audited financial statements for the financial year ended 31 December 2005.

5. **If there are any changes in the accounting policies and methods of computation required by an accounting standard, what has changed, as well as the reasons for the change**

The adoption of the amendments to FRS 39 *Financial Instruments: Recognition and Measurement – Financial Guarantee Contracts* has resulted in the Company measuring its intra-group financial guarantees at fair value upon inception of the guarantees. These guarantees are subsequently measured at the higher of their initial fair values less cumulative amortisation and the amount that would be recognised if they were accounted for as contingent liabilities. Previously, the financial guarantees were accounted for as contingent liabilities whereby a loss was recognised only if it is probable that it would be incurred.

This change in accounting policy was recognised retrospectively in accordance with the transitional provisions of the amendment to the accounting standard, and comparatives have been restated. This change has no impact to the Group's financial statements. The adoption of the amendments to FRS 39 *Financial Instruments: Recognition and Measurement – Financial Guarantee Contracts* has also no material impact on the Company's financial statements.

6. **Earnings per ordinary share based on profits attributable to Members of the Company**

	GROUP		GROUP	
	4Q 2006 (cents)	4Q 2005 (cents)	FY2006 (cents)	FY2005 (cents)
(i) Based on existing issued share capital #	0.7	0.4	9.5	2.7
(ii) On a fully diluted basis +	0.7	0.4	9.3	2.6

Net earnings per share calculation for 4Q 2006 and FY2006 is based on the weighted average number of 1,591,550,008 shares and 1,587,649,869 shares respectively in issue in 4Q 2006 and FY2006 (4Q 2005: 1,571,494,209 shares and FY2005: 1,565,800,998 shares).

+ The fully diluted earnings per share calculation for 4Q 2006 and FY2006 is based on the weighted average number of 1,626,544,569 shares and 1,623,714,952 shares respectively in issue for 4Q 2006 and FY2006 (4Q 2005: 1,597,326,778 shares and FY2005: 1,588,384,818 shares). These are arrived at after taking into account the potential exercises of share options and issue of performance shares which would dilute the basic earnings per share.

7. **Net asset value per ordinary share**

	GROUP	
	31/12/2006 (cents)	31/12/2005 (cents)
NAV per share	71.4	80.6

Net asset value per share calculation is based on the issued shares of 1,592,086,092 as at 31 December 2006 (31 December 2005: 1,572,081,542 shares). The decrease in NAV per share was mainly due to value returned to shareholders as mentioned in Page 2 – Para 5 of Explanatory Note 2.

8(i) **Group Performance Review**

8(i)(a) **Revenue and Operating EBITDA Analysis – 4Q 2006 vs 4Q 2005**

	Ref	Revenue				Ref	Operating EBITDA			
		4Q 2006	4Q 2005	Better / (Worse)			4Q 2006	4Q 2005	Better / (Worse)	
		S$M	S$M	S$M	%		S$M	S$M	S$M	%
Serviced Residence		96.9	106.4	(9.5)	-9%		24.5	27.1	(2.6)	-10%
Retail and Others		5.2	6.3	(1.1)	-17%		1.9	3.6	(1.7)	-47%
	A.1	**102.1**	**112.7**	**(10.6)**	**-9%**	A.10	**26.4**	**30.7**	**(4.3)**	**-14%**
Serviced Residence										
Singapore		9.5	10.2	(0.7)	-7%		1.4	3.9	(2.5)	-64%
South East Asia		4.2	16.3	(12.1)	-74%		1.6	10.2	(8.6)	-84%
North Asia		6.1	10.3	(4.2)	-41%		1.7	4.3	(2.6)	-60%
Australia and New Zealand		10.8	12.3	(1.5)	-12%		0.8	(1.2)	2.0	167%
Middle East		0.1	-	0.1	n.m.		(0.1)	-	(0.1)	n.m.
Europe		66.2	57.3	8.9	16%		23.3	17.6	5.7	32%
ART		-	-	-	-		0.3	-	0.3	n.m.
Unallocated items (including foreign exchange differences)		-	-	-	-		(4.5)	(7.7)	3.2	42%
		96.9	**106.4**	**(9.5)**	**-9%**		**24.5**	**27.1**	**(2.6)**	**-10%**

Revenue for 4Q 2006 of S$102.1 million decreased by 9% over that of the corresponding period last year. The decrease in revenue was attributable mainly to the Group's divestments to ART during the year and translation of Europe accounts at lower rates. Without these divestments and excluding the effects of foreign exchange rate changes, the revenue for 4Q 2006 would have been S$126.3 million, an increase of 12% over the corresponding period last year.

This increase of 12% as mentioned above was underpinned by overall revenue per available apartment unit ("REVPAU") growth on a same store basis, with the serviced residence operations in Singapore, Indonesia, Philippines, Australia and Europe achieving double digit REVPAU increases.

In tandem with the lower revenue, operating EBITDA for 4Q 2006 at S$26.4 million was also lower by S$4.3 million or 14% than 4Q 2005. Excluding the divestments to ART and the effects of foreign exchange rates, the operating EBITDA would have increased by 21%.

In Singapore, South East Asia and North Asia, the decrease in revenue and operating EBITDA of the Group's serviced residence operations in 4Q 2006 vs 4Q 2005 was due mainly to the Group's divestment of 12 of its serviced residences (2 from Singapore, 7 from South East Asia and 3 from North Asia) to ART in March 2006.

In Europe, the Group's serviced residences in 4Q 2006 recorded S$66.2 million in revenue, which was an increase of S$8.9 million or 16% over the revenue of S$57.3 million recorded in 4Q 2005. The operating EBITDA in 4Q 2006 grew to S$23.3 million, representing a 32% increase vis-à-vis the same period in 2005. The increase in revenue and operating EBITDA was due mainly to the improvement in the serviced residence operations in Europe, which experienced an overall same store REVPAU growth of 16% in 4Q 2006. This was despite the reduction in available units for rent from the properties under refurbishments and renovation in 2006.

For Australia and New Zealand's operations, the Group recorded operating EBITDA of S$0.8 million in 4Q 2006 compared to a loss of S$1.2 million for the same period last year. This was achieved through a combination of higher average daily rates attained, as well as rigorous implementation of cost control measures by the Group.

8(i)(b) **Revenue and Operating EBITDA Analysis – FY2006 vs FY2005**

		Revenue					Operating EBITDA			
	Ref	FY2006	FY2005	Better / (Worse)		Ref	FY2006	FY2005	Better / (Worse)	
		S$M	S$M	S$M	%		S$M	S$M	S$M	%
Serviced Residence		384.7	417.0	(32.3)	-8%		103.2	124.1	(20.9)	-17%
Retail and Others		21.2	27.1	(5.9)	-22%		11.2	11.3	(0.1)	-1%
	A.1	**405.9**	**444.1**	**(38.2)**	**-9%**	A.10	**114.4**	**135.4**	**(21.0)**	**-16%**
Serviced Residence										
Singapore		36.4	38.8	(2.4)	-6%		12.0	16.5	(4.5)	-27%
South East Asia		28.9	61.0	(32.1)	-53%		16.4	38.7	(22.3)	-58%
North Asia		26.5	27.5	(1.0)	-4%		11.7	17.4	(5.7)	-33%
Australia and New Zealand		42.9	46.7	(3.8)	-8%		(1.4)	(6.4)	5.0	78%
Middle East		0.1	-	0.1	n.m.		(0.2)	-	(0.2)	n.m.
Europe		249.9	243.0	6.9	3%		85.6	79.5	6.1	8%
ART		-	-	-	-		4.1	-	4.1	n.m.
Unallocated items (including foreign exchange differences)		-	-	-	-		(25.0)	(21.6)	(3.4)	-16%
		384.7	**417.0**	**(32.3)**	**-8%**		**103.2**	**124.1**	**(20.9)**	**-17%**

Similarly, arising from the divestments, revenue for FY2006 of S$405.9 million also decreased by 9% over that of FY2005. Without the divestments to ART and excluding the effects of foreign exchange rate changes for FY2006, the revenue for FY2006 would have been S$487.1 million, an increase of 10% over that of the last financial year.

In tandem with the lower revenue, operating EBITDA for FY2006 at S$114.4 million was also lower by S$21.0 million or 16% than FY2005. Excluding the divestments to ART and the effects of foreign exchange rates, the increase in operating EBITDA would have been 11%.

8(i)(c) Net Profit

Net Profit	4Q 2006 S$M	4Q 2005 S$M	Better / (Worse) S$M	Better / (Worse) %	FY2006 S$M	FY2005 S$M	Better / (Worse) S$M	Better / (Worse) %
Net profit from operations	5.4	5.5	(0.1)	-2%	33.6	38.6	(5.0)	-13%
Portfolio gains net of tax	6.1	1.1	5.0	455%	117.7	3.3	114.4	n.m.
Net profit attributable to shareholders	**11.5**	**6.6**	**4.9**	74%	**151.3**	**41.9**	**109.4**	261%

2006 was truly an eventful year for the Group. The net profit of the Group soared to a record high of S$151.3 million. This represents an achievement of more than 3.6 times over 2005 net profits of S$41.9 million.

The record profit was the fruition of the Group's strategy to actively manage its property portfolio. Towards this end, the Group has in 2006 monetized assets to realise their capital values. Investments and properties were divested at a total value of more than S$1 billion which was partially satisfied by ART units. The said divestments yielded cash proceeds of more than S$650 million which were substantially reinvested to add over 2,400 serviced residence apartment units to the Group's portfolio. In addition, the Group also secured 8 new management contracts which added 1,378 serviced residence apartment units.

Despite the Group's divestments, net profits from operations for 4Q 2006 of S$5.4 million and S$33.6 million for FY2006 remained strong and close to the level recorded in last year. Without the divestments to ART and effects of foreign exchange rates, the Group's net profits from operations for 4Q 2006 and FY2006 were in fact S$9.9 million and S$49.4 million respectively, improvements of 68% and 32%. The positive results achieved were due to the Group's focus on optimising operational efficiency and sustaining operational excellence. Backed by an improving global economic environment, the Group also experienced REVPAU growth across all geographical regions.

8(ii) Additional Information:-

8(ii)(a) Operational Review

The following operational review covers the Group's serviced residence business in which the Group has a presence, which includes the full results of the Group's owned, leased and managed properties (i.e. System-Wide).

System-wide revenue analysis

Revenue Analysis (System-Wide)	4Q 2006 S$M	4Q 2005 S$M	Better / (Worse) %	FY2006 S$M	FY2005 S$M	Better / (Worse) %
Singapore	15.0	12.9	16%	57.6	49.6	16%
South East Asia@	28.4	26.8	6%	112.9	106.7	6%
North Asia^	29.6	29.4	1%	116.8	106.3	10%
Australia and New Zealand*	10.1	9.2	10%	36.7	34.9	5%
Europe#	72.5	62.9	15%	275.0	259.3	6%
Overall same store revenue	**155.6**	**141.2**	10%	**599.0**	**556.8**	8%

Revenue per available apartment unit ("REVPAU") analysis

REVPAU Analysis (System-Wide)	4Q 2006 S$/day	4Q 2005 S$/day	Better / (Worse) %	FY2006 S$/day	FY2005 S$/day	Better / (Worse) %
Singapore	**163**	**144**	13%	**160**	**138**	16%
South East Asia@	**81**	**77**	5%	**82**	**78**	5%
- Vietnam	117	107	9%	113	107	6%
- Thailand	75	82	-9%	76	80	-5%
- Indonesia	61	55	11%	63	58	9%
- Philippines	92	70	31%	88	69	28%
- Malaysia	86	88	-2%	94	94	0%
North Asia^	**142**	**137**	4%	**139**	**135**	3%
- China	134	145	-8%	140	146	-4%
- Japan	176	164	7%	169	165	2%
- Korea	160	100	60%	129	59	119%
Australia / New Zealand*	**153**	**131**	17%	**136**	**125**	9%
Europe #	**149**	**129**	16%	**143**	**134**	7%
- France	132	120	10%	129	125	3%
- United Kingdom	244	182	34%	222	190	17%
- Other Europe	99	98	1%	105	102	3%
Overall same store REVPAU	**130**	**119**	9%	**127**	**120**	6%

@ The revenue and REVPAU of South East Asia did not include those of Somerset Park Suanplu in Thailand, a 235-apartment units serviced residence which was only officially opened in 3Q 2005; and Somerset Seri Bukit Ceylon in Malaysia, a 96-apartment units serviced residence which was only officially opened in 1Q 2006.

^ The revenue and REVPAU of North Asia did not include those of Springdale in China, a 175-apartment units serviced residence whereby the management contract only began in 4Q 2005.

* The revenue and REVPAU of Australia/New Zealand did not include 297 apartment units whose management contracts were not renewed in the third quarter of 2006 and 94 apartment units whereby the operating leases were sold in the fourth quarter of 2006.

The revenue and REVPAU of Europe did not include those of the 271 and 214 apartment units in United Kingdom and France whose management contracts were not renewed in the second half of 2005 and in the fourth quarter of 2006 respectively.

System-wide Revenue and REVPAU Analysis

The Group's same-store system-wide revenue in 4Q 2006 grew to S$155.6 million, representing a 10% increase vis-à-vis the same period in 2005. This was supported by an increase of S$11 in the overall same store REVPAU from S$119 in 4Q 2005 to S$130 in 4Q 2006. In addition, the majority of the regions in which the Group has serviced residence operations continued to experience improvements in the REVPAU in 4Q 2006, with all countries except Vietnam, Thailand, Malaysia, China and Japan achieving double-digit increases. This was despite the Group having to operate within challenging business environments with ongoing political instability, slower market growth in the North Asia and renovation and refurbishment projects in Europe, Vietnam and Thailand.

Key Market Review

Singapore

The Group's serviced residence operations in Singapore continued to excel in 4Q 2006 with a REVPAU of $163, representing a 13% increase over the same period in 2005. Driven by the strong REVPAU in 4Q 2006, the serviced residence operations recorded FY2006 REVPAU of $160, representing a 16% increase over the same period in 2005. The business market in Singapore was buoyant in 4Q 2006, brought about by an influx of business and leisure travelers. Tapping on the continuing strong market conditions, the Group continued with increases in average daily rates and occupancy through a combination of the right market mix, forward-looking sales and effective yielding management strategies. In light of favorable business environment, the outlook of the serviced residence industry continues to be positive for the first quarter of 2007.

South East Asia
(Vietnam, Thailand, Indonesia, Philippines and Malaysia)

The Group's operations in Vietnam registered growth of 9% with REVPAU for 4Q 2006 surging to S$117 compared to S$107 in 4Q 2005. The increase in 4Q 2006 was attributed to rate increase of long stay tenants upon lease renewal and higher transient rates charged during the successful APEC Summit held in Hanoi in November 2006. Underpinned by the strong REVPAU in 3Q and 4Q 2006, REVPAU for FY2006 increased by 6% to S$113 from S$107 in FY2005. Average daily rates maintained its upward trend with limited supply of international serviced residences brands and demand being fuelled by Vietnam's high GDP growth of 8% and growth in FDI of 38% from 2005. The growth was achieved through rental yield improvement strategies despite lower occupancy rates with 2 properties undergoing major renovations to upgrade and reconfigure apartments in line with growing market demand for smaller units.

In Thailand, the REVPAU of the Group's serviced residence operations for 4Q 2006 fell from S$82 in 4Q 2005 to S$75 in 4Q 2006 on a same store basis. REVPAU for FY2006 at S$76 was slightly lower than the REVPAU of the same period last year at S$80. The shortfall was mainly attributable to the ongoing political tension in Thailand which culminated in the military coup in September 2006. The impact of these events has been felt mainly in the long stay market as companies have delayed deployment of personnel to Bangkok. Foreign direct investment has also been impacted due to delays in government decision making on major infrastructure projects. Additionally, lower occupancy was experienced in one of our Somerset properties which has been undergoing refurbishment since 2Q 2006. This planned property refurbishment was designed to enable the Group to further improve its penetration of the Bangkok market in the future. In conjunction with the above, the Group will also be launching its first Citadines brand property in January 2007 to tap on the growing mid-tier serviced residence market in Thailand. An additional 3 Citadines properties are expected to open in the Sukhumvit area before the end of 2008.

The Indonesian economy continues to improve in 2006, with lower inflation expectations, rising foreign exchange reserves and a stabilizing exchange rate. This was also supported by a string of sustained interest rate reductions by the central bank followed by significantly increased lending and investment activity. Major state financed civil projects have led the way followed by private domestic investment mainly in retail, property and agriculture. Increased foreign direct investment into the oil exploration and mining sectors have followed major government initiatives to jump start this important area of the economy. This favourable environment has enabled the operations in Indonesia to increase FY2006 REVPAU to S$63 or 9% above the S$58 achieved for FY2005. For 4Q 2006, the REVPAU was better than 4Q 2005 by an even wider margin of 11 %, suggesting an improving trend. Looking forward, our major threat would be the increased competition as the projected supply of serviced apartments in Jakarta is expected to significantly increase in 2007 and 2008. The Group will continue to adopt the dual strategy of increasing occupancy on the one hand and exercising cost controls.

In the Philippines, the notable expansion of financial institutions, steady growth in trade, telecommunications and manufacturing particularly in electronics, added demand for the services sector including accommodations. For the serviced residence operations of the Group, these factors largely contributed to the growth in REVPAU which shot up 31% to S$92 for the 4th quarter this year from last year's S$70. Despite the temporary downturns particularly from the natural calamities such as the two typhoons which devastated the country, the Group's performance still reflects a 28% year-on-year growth from FY2005 REVPAU of S$69 to FY2006 REVPAU of S$88. Vigilant yield management and maintenance of a healthy occupancy and average daily rates contributed to the growth in Philippines performance. Moving forward, the Philippines cluster is expected to continue with positive results with the upcoming opening of its first Ascott property, nurturing of new accounts, focused yield management and continued efforts to enhance brand awareness.

In Malaysia, the Group's serviced residence REVPAU in 4Q 2006 was slightly lower at S$86 compared to that in 4Q 2005 of S$88. For FY2006, REVPAU maintained at S$94. This was due largely to immense pressure arising from growth in supply of hotels and serviced residences in Malaysia (*Increase of 1,581 rooms in KLCC area – Source: JLW Quarterly Report – 30.6.2006)* and the lack of fresh leads from foreign direct investment. Despite of the challenges mentioned, both Ascott and Somerset properties continue to lead in pricing in their respective serviced residence categories. Throughout 2006, special attention was given to ensure we retain our market leadership in the serviced residence market albeit the challenging operating environment. In view of the upcoming Visit Malaysia Year 2007 and Ninth Malaysian Plan, we look forward to a better prospect in the forthcoming year.

North Asia
(China, Japan and Korea)

In China, the REVPAU of the Group's serviced residence operations for 4Q 2006 at S$134 and for FY2006 at S$140 were lower as compared to the REVPAU of the same period last year on same store basis. This was due to lower occupancy for the Beijing and Shanghai properties as a result of expiry of leases for assignment business, deliberate non-renewal of long-stay leases for a managed Shanghai property and lower average daily rates as compared to last year for the winter promotion in order to match competitors' rate. Competition amongst the serviced apartments industry continues to intensify year on year particularly in Beijing & Shanghai with an increase in supply of Service Residences by 4% in 2006 against 2005 (from total 20,600 units to 21,450 units - statistics from DTZ). International hotels chains have also extended their businesses to provide Serviced Apartments thus competing directly with our operations. In addition, due to the tightening of the real estate trading activities by the local governments, many unsold

private apartments/condominium have come on stream which further aggravated the situation for the long term & medium stay business for the Group in Beijing & Shanghai. The Group would continue to focus on improving its overall product and service proposition to enhance lasting relationships with its corporate customers and its brand equity in China.

In Japan, the REVPAU of the Group's serviced residence operations for 4Q 2006 was higher at S$176, which represented a 7% increase as compared to REVPAU for 4Q 2005 of S$164. Correspondingly, REVPAU for FY2006 of S$169 was 2% higher as compared to last year REVPAU of S$165. The growth was mainly attributable to an increase of average daily rates for the year. The Group will continue to adopt a focused sales approach and aggressively pursue strategic marketing activities to further enhance its performance for the coming year.

In Korea, the REVPAU for 4Q 2006 was S$160, which represented a 60% increase as compared to S$100 for 4Q 2005. FY2006 REVPAU is S$129 as compared to FY2005 REVPAU of S$59. This increase of 119% was attributed to 2006 being the first full year of operation and increase of corporate and assignment business guests. Somerset Palace Seoul has gained an excellent awareness and reputation amongst the expatriate community in Korea and the business volume has grown steadily throughout 2006. The property will continue to pursue strategic sales and marketing activities to corporate accounts and the embassy sector to further enhance the performance.

Australia and New Zealand

In Australia and New Zealand, the REVPAU of the Group's serviced residence operations for 4Q 2006 was higher at S$153, which represented a 17% increase as compared to 4Q 2005. The Group's REVPAU for FY2006 of $136 also showed an increase of 9% over S$125 for FY2005. The improved performance of the Group's serviced residence operations in Australia came despite an expected slump after the Commonwealth Games in 1Q 2006. This reflected the results of the ongoing efforts to increase long-stay business and corporate accounts, as well as increased share of the leisure market. The performance of the Group's properties in Sydney, Melbourne & Hobart for the current period continued to be ahead as compared to those of the previous period. However, this was partially offset by lower performance of the Group's property in Auckland due to tougher operating conditions.

Europe

In 4Q 2006, the Group's serviced residence operations in Europe confirmed the positive trend since the end of 2Q 2006. Europe increased the REVPAU from S$129 in 4Q 2005 to S$149 in 4Q 2006 representing an improvement of 16% on same store basis. Ongoing sales efforts to maintain the rate integrity by focusing major efforts on business and corporate accounts resulted in this improvement. On the full year 2006, Europe achieved a good performance with a REVPAU increase of 7% despite the difficult social context in 1Q 2006 and the heat wave that affected our business in 3Q 2006 in France.

In France, refurbishments and renovation works were completed in five Citadines properties in 2006, two of which are in Paris (Paris-Didot and Paris-Trocadero) and the remaining three are in the French provincial cities (Montpellier Antigone, Bordeaux and Toulouse). REVPAU for 4Q 2006 at S$132 saw an increase of 10% from S$120 in 4Q 2005. France benefited from the good performance of the corporate market and long stay compared to last year. The good performance contributed 3% increase on REVPAU for FY2006 versus FY2005.

In London, on the 4Q 2006, the Group's sales strategy continue to bear fruits with a two digit increase in REVPAU by 34%, linked to the high demand in London and an improved volume in Corporate market segment. REVPAU achieved S$244 on 4Q 2006 compared with S$182 on 4Q 2005. The REVPAU improved by 17% with S$190 for FY2005 to S$222 for FY2006.

For the rest of Europe, the REVPAU increased slightly from $98 in 4Q 2005 to $99 in 4Q 2006. REVPAU for FY2006 at S$105 represented an improvement of 3% over the REVPAU for FY2005 of S$102. This improvement was partly supported by the World Cup event held in Germany and extended travel volume thereafter, which also spilled over to Belgium and Spain.

Note : The system-wide revenue and REVPAU for 2005 have been translated at 2006 exchange rates for analysis purposes.

Awards and Accolades

For FY2006, the Group had benefited from the various initiatives undertaken. In addition to its ongoing expansion of its serviced residence operations, the Group has improved its operating margins, as well as enhanced its brand equity and reinforced its customer-focused strategy to deliver innovative products and quality services. In this respect, the Group continues to build alliances with strategic partners through joint promotions to strengthen its brand recognition and at the same time enlarge its customer base. As a result, the Group was accorded with numerous honours worldwide, among which included the following:

Serviced residence awards

Brand awards

1. The Group was voted the 'Best Serviced Residence Brand in Asia Pacific' and Ascott Singapore was voted the 'Best Serviced Residence in Asia Pacific', by readers of Business Traveller Asia-Pacific magazine for three years running.

2. The Group's serviced residence operations in Thailand were accorded with the 'Best Serviced Residence Brand' award for its 'The Ascott' and 'Somerset' brands in Bangkok, Thailand by the 'Lifestyle + Travel' magazine, which is a regional travel publication in Asia and the Middle East.

3. The Group's serviced residence operations in Thailand were accorded the 'Most Outstanding International Brand' award in recognition of the strong brand appeal of 'The Ascott' and 'Somerset' brands in Bangkok, Thailand by the Apartment Living magazine, which is a leading travel and lifestyle publication in Thailand.

4. The Group was voted the 'Best Serviced Residence Brand' in China by readers of Business Traveller China magazine.

Service excellence awards

1. The Ascott Group clinched the top spot in China's 2006 'Top 100 Serviced Apartments Award'. For the third consecutive year, Ascott beat more than 1,000 industry players for the coveted award which recognises outstanding accomplishments and exceptional service provided by serviced residences in China. The serviced residence operators were rated primarily on the effectiveness of their branding and marketing strategies, sales channels and service standards.

2. The Group's serviced residence operations in China were voted the 'Best Serviced Residence' operator by readers of TTG Asia Media's publications for a second year running.

3. The Group was voted "Best Service Residence" by readers and industry professionals of TravelWeekly China, which is a travel trade publication in China.

4. The Ascott Jakarta was the sole recipient from the hospitality and apartment industry which walked away with the prestigious 'Indonesia Product and Service Excellence' award. This award is recognized by the 'World Achievement Association' and 'International Professional Organisation' with support from the Governor of Jakarta and the Ministry of Social Affairs of Indonesia.

5. The Vietnam Economic Times which organises the annual Vietnam Guide Awards presented the Somerset Chancellor Court in Ho Chi Minh City and the Somerset Grand Hanoi with the 'Best Service In Serviced Apartments' awards and the Somerset Ho Chi Minh City with the 'Excellent Service In Serviced Apartments' award.

6. In a travel survey conducted by Asian Legal Business, a monthly publication read by the legal professionals and senior executives in Asia Pacific, Ascott was found to be in one of the top 5 positions for 'Best Serviced Apartments in Asia' for 2005.

7. Ascott Auckland Metropolis won the 'New Zealand's Leading Hotel' category for the second consecutive year, and also received the top honour under the 'Australasia's Leading Hotel' category.

Corporate awards / recognition

1. The Group achieved top six score among 621 companies listed on SGX (Singapore Exchange) in the 'Business Times Corporate Transparency Index 2006' as published by The Business Times in Singapore.

2. For the second consecutive year, Ascott was the only Singapore company among the 7 companies cited for Good Practices in Corporate Reporting by PricewaterhouseCoopers. The companies were short-listed from thousands of listed companies worldwide.

3. Ascott won the Bronze award under the Best Annual Report (for companies with ≥ S$500m in market capitalization) category. The Annual Report Award Competition is co-sponsored by the Institute of Certified Public Accountants of Singapore, Securities Investors Association (Singapore), the Singapore Exchange Ltd, the Singapore Institute of Management, the Singapore Institute of Directors, The Business Times and the Investment Management Association (Singapore).

4. The Group was presented with the 'Innovative Capital Venture' award at the 2006 China Hotel Investment Summit (CHIS) in Shanghai, China. Ascott was recognized for its pioneering spirit and innovativeness, which was

demonstrated through the successful listing of the first Pan-Asian serviced residence real estate investment trust, Ascott Residence Trust, on 31 March 2006.

5. Ascott received in Hong Kong the 2006 Triple A Country Award for Best Deal in Singapore from The Asset magazine recognizing Ascott for its successful creation of ART. The Asset magazine is the largest circulated finance publication for Asian issuers and its annual Triple A Country Awards is Asia's most prestigious award in recognition of performance excellence in the financial services industry.

8(ii)(b) **Investment and Business Development Review FY2006**

For FY2006, the Group invested in a total of fourteen serviced residence developments. These include four serviced residence developments in China, one serviced residence in Hong Kong, three serviced residence development in India, three serviced residence developments in Thailand, two serviced residence developments in Singapore and one serviced residence development in Vietnam. In addition, during the year, the Group also secured one management contract each in China, Malaysia, Thailand, Singapore, Australia and Philippines, and two in the Gulf Region.

	Name of property	No. of units	Description
1Q 2006 **South East Asia** Thailand	Citadines Bangkok Sukhumvit 23	140	In a development framework agreement signed in 2005 with the Thakral family in Thailand, the Group has committed to form joint ventures with the Thakral family, in which the Group will invest 49% interest, to develop five Citadines serviced residences in the Sukhumvit area, Bangkok's thriving business district and a prime shopping belt. This is the second Citadines serviced residence to be developed under the agreement and is targeted to be opened in the second half of 2007.
1Q 2006	**TOTAL**	**140**	
2Q 2006 **North Asia** China	Citadines Hongkong Tsimshatsui Ashley	36	The Group acquired a serviced residence located in the prime area of Tsimshatsui in Kowloon, Hong Kong. The Group has continued to operate the property and refurbishments will be carried out in phases from 4Q 2006 to 1Q 2007.
	Citadines Suzhou Xinghai	167	The Group acquired a 80% interest in Suzhou Chong Rui New Century Real Estate Development Co Ltd, which is the developer of the proposed Citadines Xinghai in the Suzhou Industrial Park. This is targeted to open in the first half of 2007.
	Citadines Suzhou Lejia	250	The Group established a joint venture, Suzhou Jiale Real Estate Co Ltd, in which it has 30% equity interest, together with two other joint venture partners to invest, develop, operate and manage the proposed Citadines Lejia in Hudong, Suzhou Industrial Park. The property is expected to open by the second half of 2008.
	Citadines Xi'an Central	133	A management contract was secured with Shaanxi New Trend Real Estate Co Ltd for a period of 10 years. The property is situated in the Beilin District and is targeted to open in the first half of 2007.
South East Asia Thailand	Citadines Bangkok Sukhumvit 11	128	This is the third Citadines serviced residence to be developed under the development framework agreement with the Thakral family and is slated to open in the second half of 2007.
	Citadines Bangkok Sukhumvit 8	130	This is the fourth Citadines serviced residence to be developed under the development framework agreement with the Thakral family and is targeted to open in the second half of 2008.
2Q 2006	**TOTAL**	**844**	

	Name of property	No. of units	Description
3Q 2006 **North Asia** China	Somerset ZhongGuanCun Beijing	154	The Group acquired a fully furnished 17-storey serviced residence located in the heart of ZhongGuanCun, a high-technology development zone. The property was refurbished and opened in Nov 2006.
	Somerset Youyi Tianjin	268	The Group acquired a partially completed building in its bare shell status, located near Tianjin International Exhibition Centre. The property will be retrofitted into a high-end serviced residence and is targeted to open in the first half of 2008.
India	Somerset Greenways Chennai	210	The Group acquired a 40% stake in its first serviced residence in India under the Master Development Agreement ("MDA") with The Rattha Group. The property is targeted to open in the first half of 2008.
Singapore	Ascott Singapore Raffles Place	154	The Group acquired Asia Insurance Building located between the old and new business and financial districts of Singapore. It will be converted into a serviced residence, targeted to open in the first half of 2008.
	Citadines Singapore Scotts	148	The Group acquired Hotel Asia located close to Singapore's prime shopping and entertainment belt of Singapore. It will be converted into a serviced residence, targeted to open in the second half of 2007.
	Citadines Singapore Mount Sophia	160	The Group signed a Memorandum of Understanding to manage the serviced residence for 10 years, with an option to renew for another 10 years. The property is targeted to open in the second half of 2008.
3Q 2006	**TOTAL**	**1,094**	
4Q 2006 **South East Asia** Malaysia	Tiffani by i-Zen	150	The Group secured a management contract to manage the condominium development for 2 years, with an option of extending it for another 2 years.
Vietnam	Somerset Hoa Binh Hanoi	206	The Group established a joint venture, Somerset Hoa Binh Joint Venture Company Limited, in which it has 90% equity interest to invest, develop, operate and manage the proposed Somerset Hoa Binh. The property is expected to open by the second half of 2007.
Philippines	Ascott Makati Manila	306	The Group is appointed by ART to manage the property upon completion of acquisition in March 2007 for an expected term of 10 years with option to renew another 10 years.
Thailand	Somerset Sukhumvit Thonglor Bangkok	268	The Group secured a management contract to manage a serviced residence located in the prime Sukhumvit area for 5 years, with an option of extending it for another 5 years. The property is targeted to open in the first half of 2009.
Australia / New Zealand Australia	Somerset Gordon Heights Melbourne	43	The Group is appointed by ART to manage the property upon completion of acquisition by April 2007 for an expected term of 10 years with option to renew another 10 years.

	Name of property	No. of units	Description
India	Citadines Chennai Boulevard	220	This is the second property under the MDA with The Rattha Group. The Group has a 40% stake and it is targeted to open in the first half of 2008.
	Somerset Whitefield Bangalore	230	This is the third property under the MDA with The Rattha Group. The Group has a 40% stake and it is targeted to open in the second half of 2008.
Gulf Region Qatar	Somerset Corniche Doha	200	The Group secured both management contracts with MENA Service Residence Holding BSC (C) to manage the serviced residences for 10 years, with an option to renew for another 10 years. The properties are targeted to open in the first half of 2007.
Bahrain	Somerset Juffair Manama City	118	
4Q 2006	**TOTAL**	**1,741**	
FY2006	**TOTAL**	**3,819**	

9. Where a forecast, or a prospect statement, has been previously disclosed to shareholders, the issuer must explain why any variance between the forecast or prospect statement and the actual results

None.

10. Prospects

The Group will continue to benefit from the strong demand for good quality accommodation in Asia and Europe.

The Group will intensify its investment activities and quicken its asset turnover through divestment. The Group will also continue to expand its global footprint in new and existing markets. In Asia, it is looking at acquiring, developing and incubating properties to build up a strong pipeline for potential injection into ART. At the same time, the Group is also charting new frontiers in Russia and emerging markets.

With this, the Group is expected to benefit from higher fee-based income through new serviced residence management contracts and higher REIT manager fees as a result of ART's expanding portfolio. It will also be able to reap potential portfolio gains from the divestment of its remaining non-core assets and serviced residences that the Group incubates.

The Group's portfolio gains and operating performance in 2007 are expected to remain strong.

11. Dividends

The Board of Directors is recommending the payment of a first and final dividend of 1.2 cents as well as bonus dividend of 4.8 cents comprising:-

(a) Present Year

Name of Dividend	First & Final	Bonus
Dividend Type	Cash	Cash
Dividend per share (gross)	1.2 cts per ordinary share (one-tier tax-exempt)	4.8 cts per ordinary share (one-tier tax-exempt)
Tax Rate	Not applicable	Not applicable

(b) Previous Corresponding Year

Name of Dividend	First & Final	First & Final	Bonus
Dividend Type	Cash	Cash	Cash
Dividend per share (gross)	0.4 cts per ordinary share less 20% tax	0.8 cts per ordinary share (one-tier tax-exempt)	0.8 cts per ordinary share (one-tier tax-exempt)
Tax Rate	20%	Not applicable	Not applicable

(c) Total Annual Dividend

Summary of dividend proposed per share	Year Ended	
	31/12/2006	31/12/2005
First and Final after tax @ 20% (FY2005: 20%)	Nil	0.32 cts
First and Final (one-tier tax-exempt)	1.2 cts	0.80 cts
Bonus (one-tier tax-exempt)	4.8 cts	0.80 cts
Total	**6.0 cts (tax-exempt)**	**2.0 cts (gross); 1.92 cts (net of tax)**
Total annual dividend after tax (S$'000)	**95,525**	**30,184**

No interim dividend was paid during the year.

The books closure and dividend payment dates will be announced later.

12. **Interested Person Transactions**

Name of Interested Person	Aggregate value* of all interested person transactions during the financial year under review (excluding transactions less than S$100,000 and transactions conducted under shareholders' mandate pursuant to Rule 920)	Aggregate value* of all interested person transactions conducted under shareholders' mandate pursuant to Rule 920 (excluding transactions less than S$100,000)
	YTD December 2006	YTD December 2006
	S$'000	S$'000
CapitaLand Ltd and its associates		
Management & support services fee expense	-	(720)
Management fee income from a new management contract	-	5,400
Technical advisory fees	-	250
Financial advisory services for the creation of Ascott Residence Trust	-	(400)
Purchase of 34 units of serviced apartments in Australia	(8,912)	-
Project management fees expense	(430)	-
Divestment of a subsidiary to Ascott Residence Trust	9,135	-
Rental of office premises	-	(764)
Deposit paid for establishment of a jointly controlled entity	(1,690)	-
Temasek Holdings (Private) Ltd and its associates		
Rental of serviced apartments	-	784

*The aggregate value is for the contract period

13. Segment Revenue and Results

2006	Serviced Residence S$'000	Retail S$'000	Residential & Others S$'000	Consolidated S$'000
Revenue				
Total revenue from external customers	384,719	11,576	9,571	405,866
Inter-segment revenue	361	-	-	361
Segment revenue	385,080	11,576	9,571	406,227
Inter-segment eliminations				(361)
Total revenue				405,866
Segment results				
Net profit before interest, tax, depreciation and amortisation	89,076	5,989	5,155	100,220
Non-operating income (excluding tax on disposal of investments and properties)	123,351	51,732	(10,308)	164,775
Depreciation and amortisation	(20,772)	(611)	(353)	(21,736)
Exchange gain	499	-	-	499
Interest income	11,970	196	171	12,337
Segment results	**204,124**	**57,306**	**(5,335)**	**256,095**
Share of results of:				
Associates	6,451	-	-	6,451
Jointly controlled entities	(5,142)	-	-	(5,142)
Comprising:				
Share of operating results:				
Associates	6,287	-	-	6,287
Jointly controlled entities	(4,940)	-	-	(4,940)
Share of non-operating results:				
Associates	2,300	-	-	2,300
Jointly controlled entities	(202)	-	-	(202)
Share of taxation:				
Associates	(2,136)	-	-	(2,136)
Jointly controlled entities	-	-	-	-
Finance cost				(39,723)
Profit before taxation				217,681
Taxation				(64,260)
Net profit for the year				153,421

2005	Serviced Residence S$'000	Retail S$'000	Residential & Others S$'000	Consolidated S$'000
Revenue				
Total revenue from external customers	416,970	15,407	11,684	444,061
Inter-segment revenue	-	-	-	-
Segment revenue	416,970	15,407	11,684	444,061
Inter-segment eliminations				-
Total revenue				**444,061**
Segment results				
Net profit before interest, tax, depreciation and amortisation	116,482	7,695	3,292	127,469
Non-operating income (excluding tax on disposal of investments and properties)	7,913	24	177	8,114
Depreciation and amortisation	(14,332)	(991)	(377)	(15,700)
Exchange gain	1,119	-	-	1,119
Interest income	9,914	49	217	10,180
Segment results	**121,096**	**6,777**	**3,309**	**131,182**
Share of results of:				
Associates	2,829	-	-	2,829
Jointly controlled entities	(12,486)	-	-	(12,486)
Comprising:				
Share of operating results:				
Associates	4,388	-	-	4,388
Jointly controlled entities	(7,756)	-	-	(7,756)
Share of non-operating results:				
Associates	-	-	-	-
Jointly controlled entities	(4,766)	-	-	(4,766)
Share of taxation:				
Associates	(1,559)	-	-	(1,559)
Jointly controlled entities	36	-	-	36
Finance cost				(54,029)
Profit before taxation				67,496
Taxation				(17,450)
Net profit for the year				**50,046**

14. Breakdown of Sales

	GROUP		
	2006 S$'000	2005 S$'000	% +/-
(a) Turnover reported for first half year	204,513	219,174	-7%
(b) Operating profit after tax before minority interests reported for first half year	83,647	23,693	253%
(c) Turnover reported for second half year	201,353	224,887	-10%
(d) Operating profit after tax before minority interests reported for second half year	69,774	26,353	165%

This release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other companies, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

BY ORDER OF THE BOARD
Hazel Chew / Doreen Nah
Joint Company Secretaries

Singapore
8 February 2007

THE ASCOTT GROUP
A Member of CapitaLand
THE ASCOTT GROUP LIMITED
(Regn. No: 197900881N)
N°8 Shenton Way
#13-01 Temasek Tower
Singapore 068811
Telephone
(65) 6220 8222
Facsimile
(65) 6227 2220
Website
www.the-ascott.com

For Immediate Release

NEWS RELEASE

ASCOTT'S FULL YEAR 2006 NET PROFIT SOARS MORE THAN 3.6 TIMES TO RECORD HIGH OF S$151.3 MILLION

Proposed dividend of 6.0 cents per share is 3 times that of 2005

Singapore, 8 February 2007 – The Ascott Group's (Ascott) net profit soared to a record high of S$151.3 million in FY 2006. This is more than 3.6 times the FY 2005 net profit of S$41.9 million. Ascott's net profit for 4Q 2006 is S$11.5 million, more than 1.7 times the 4Q 2005 net profit of S$6.6 million.

The record profit was due to Ascott's strategy in actively managing its portfolio of properties and monetising assets to realise their capital values. The Group's investments and properties were divested at a total value of more than S$1 billion which was partially satisfied by Ascott Residence Trust (ART) units. The divestments yielded cash proceeds of more than S$650 million which were substantially reinvested to add over 2,400 serviced residence units to the Group's portfolio.

In FY 2006, Ascott's properties achieved impressive growth in the revenue per available unit (RevPAU) on a same store basis in Korea (119%), the Philippines (28%), United Kingdom (17%) and Singapore (16%). Similarly in 4Q 2006, majority of the regions in which the Group has operations also showed improvement in RevPAU.

Mr Lim Chin Beng, Ascott's Chairman said: "2006 was a bumper year for Ascott's shareholders. In tandem with the Group's profit which is 3.6 times over that of the profit in 2005, the proposed dividend of 6.0 cents per share is 3 times that of 2005. With the launch of ART in March 2006, ART units were offered to Ascott's shareholders at a discounted price. If shareholders had held on to ART units till now, they would have received a total return of over 30 cents per Ascott share. This excludes the appreciation of the share price which has climbed significantly over the past year."

Mr Liew Mun Leong, Ascott's Deputy Chairman, and President and CEO of its parent company CapitaLand Group said: "Ascott's record profit in 2006 was due to its strategy in actively managing the portfolio of properties, and monetising assets to realise their capital values. The Group will continue to intensify its investment activities and quicken asset turnover through divestment. To ensure its international pole position as the largest serviced residences outside the USA, the Group has charted growth opportunities in new frontiers including emerging markets like Russia and Gulf countries. Going forward, Ascott is confident of achieving its target of 25,000 serviced residence units by 2010."

Mr Cameron Ong, Ascott's Managing Director and CEO said: "Ascott's portfolio gains and operating performance in 2007 are expected to remain strong. The Group will continue to benefit from the strong demand for good quality accommodation in Asia and Europe, and we will continue to expand our global footprint. In 2006, we acquired 14 properties and secured eight new management contracts in Asia Pacific and the Gulf region. Besides strengthening our presence in existing markets in Asia Pacific, we also entered seven new cities in countries like India, Bahrain and Qatar where there are tremendous potential for growth."

More information

Group	***4Q 2006 S$m***	***4Q 2005 S$m***	***Change***	***YTD Dec 2006 S$m***	***YTD Dec 2005 S$m***	***Change***
Revenue *	**102.1**	112.7	-9%	**405.9**	444.1	-9%
Operating EBITDA *	**26.4**	30.7	-14%	**114.4**	135.4	-16%
Profit After Tax and Minority Interest (PATMI)	**11.5**	6.6	74%	**151.3**	41.9	261%
Comprises:						
Net profit from operations #	**5.4**	5.5	-2%	**33.6**	38.6	-13%
Net portfolio gains	**6.1**	1.1	455%	**117.7**	3.3	n.m.
Basic earnings per share	**0.7 cts**	0.4 cts	0.3 cts	**9.5 cts**	2.7 cts	6.8 cts

n.m.: not meaningful

** The decreases in Ascott's revenue and operating EBITDA were mainly attributable to Ascott's divestments to ART during the year and the translation of Europe's accounts at lower rates. Without these divestments and excluding the effects of foreign exchange rate changes, Ascott's revenue and operating EBITDA for 4Q 2006 would have increased by 12% and 21% respectively. Likewise for FY 2006, the Group's revenue and operating EBITDA would have also increased by 10% and 11% respectively.*

 # Despite Ascott's divestments, its net profits from operations for 4Q 2006 (S$5.4 million) and for FY 2006 (S$33.6 million) remained strong and were close to the level recorded in the corresponding periods in 2005. Without the divestments to ART and effects of foreign exchange rate changes, Ascott's net profits from operations for Q4 2006 and FY 2006 would have improved by 68% to S$9.9 million and 32% to S$49.4 million respectively.

About The Ascott Group

The Ascott Group is the largest international serviced residence owner-operator outside the United States with about 19,000 serviced residence units in key cities of Asia Pacific, Europe and the Gulf region.

The Group operates three brands – Ascott, Somerset and Citadines. Its portfolio spans 47 cities in 21 countries including London, Paris, Brussels, Berlin, Barcelona and Russia in Europe; Singapore, Bangkok, Hanoi, Kuala Lumpur, Tokyo, Seoul, Shanghai, Beijing, Hong Kong and Chennai in Asia; Sydney, Melbourne and Auckland in Australia / New Zealand, as well as Dubai in the Gulf region.

The Ascott Group is headquartered in Singapore. It pioneered Asia Pacific's first branded luxury serviced residence in 1984. It also established the world's first pan-Asian serviced residence real estate investment trust, Ascott Residence Trust in 2006. Today, the Group boasts a 23-year industry track record and serviced residence brands that enjoy recognition worldwide.

The Ascott Group's achievements have been recognised internationally. Recent awards include Vietnam Economic Times 2006 'Golden Dragon Award', The Asset's 2006 'Triple A Country Award for Best Deal in Singapore', Travel Weekly China 2006 'Best Serviced Residence', Business Traveller China 2006 'Best Serviced Residence Brand in China', TTG Travel 2006 'Best Serviced Residence', 2006 World Travel Awards, Business Traveller Asia Pacific 2006 'Best Serviced Residence Brand' and 'Best Serviced Residence' awards. For a full list of awards, please visit: http://www.the-ascott.com/AboutUs/awards.asp

Listed on the mainboard of the Singapore Exchange, The Ascott Group is the serviced residence arm of CapitaLand Limited, one of the largest listed real estate companies in Asia. Headquartered in Singapore, the multinational company's core businesses in real estate, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Middle East. The company's real estate and hospitality portfolio spans more than 90 cities in 20 countries.

For more information on The Ascott Group's property listings, visit http://www.the-ascott.com/AboutUs/ResiPortfolio.asp.

Issued by : The Ascott Group Limited Website: www.the-ascott.com
8 Shenton Way, #13-01 Temasek Tower, Singapore 068811

For more information, please contact:

Media
Celina Low, Vice President, Corporate Communications
Tel: (65) 6586 0475 Hp: (65) 9682 5458 Email: celina.low@the-ascott.com

Joan Tan, Senior Manager, Corporate Communications
Tel: (65) 6586 0474 Hp: (65) 9743 9503 Email: joan.tan@the-ascott.com

Huang Peiling, Senior Manager, Corporate Communications
Tel: (65) 6586 0479 Hp: (65) 9845 3361 Email: huang.peiling@the-ascott.com

Analyst
Sandy Leng, Senior Manager, Investor Relations
Tel: (65) 6586 7150 Hp: (65) 9018 5168 Email: sandy.leng@the-ascott.com

---



THE ASCOTT GROUP

A Member of CapitaLand

MEDIA & ANALYSTS BRIEFING

FY2006 RESULTS

8 February 2007

THE ASCOTT GROUP
A Member of CapitaLand

Disclaimer



These slides may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other companies, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

82 - 4507

THE ASCOTT GROUP
A Member of CapitaLand

Agenda



- Financial Review
- Year in Review
- Prospects
- Conclusion

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THE ASCOTT GROUP

A Member of CapitaLand



FINANCIAL REVIEW

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THE ASCOTT GROUP
A Member of CapitaLand

2006 Financial Highlights



- ☑ Achieved record high FY2006 net profit of S$151.3m, over 3.6 times of FY2005 net profit of S$41.9m
- ☑ Improved operating profit on same store basis despite divestments
- ☑ Realised significant portfolio gains
- ☑ Proposed dividend of 6 cents per share

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Summary Income Statement (Same Store)



S$m

	FY2006^	FY2005^	Better/ (Worse)	%
Revenue	487.1	444.1	⬆	10%
Operating EBITDA	149.1	134.3	⬆	11%
PATMI *	**132.3**	**40.7**	⬆	**225%**
** Comprised:*				
PATMI from Operations	*49.4*	*37.4*	⬆	*32%*
Portfolio Gains	*82.9*	*3.3*	⬆	*nm*

^ Same Store - exclude the divestment of ART & effects of foreign exchange rates
nm - not meaningful

PATMI FOR FY2006 OUTPERFORMED FY2005

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THE ASCOTT GROUP
A Member of CapitaLand

Summary Income Statement



S$m

	FY2006	FY2005	Better/ (Worse)	%
Revenue #	405.9	444.1	↓	9%
Operating EBITDA #	114.4	135.4	↓	16%
PATMI *	151.3	41.9	↑	261%
** Comprised:*				
PATMI from Operations	*33.6*	*38.6*	↓	*13%*
Portfolio Gains	*117.7*	*3.3*	↑	*nm*

 # FY2006 excludes contributions from 15 properties upon their divestment

nm - not meaningful

PATMI FOR FY2006 OUTPERFORMED FY2005

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THE ASCOTT GROUP
A Member of CapitaLand

Summary Income Statement



S$m

	4Q2006	4Q2005	Better/ (Worse)	%
Revenue #	102.2	112.7	↓	9%
Operating EBITDA #	26.4	30.7	↓	14%
PATMI *	11.5	6.6	↑	74%

** Comprised:*				
PATMI from Operations	*5.4*	*5.5*	↓	*2%*
Portfolio Gains	*6.1*	*1.1*	↑	*455%*

 # 4Q2006 excludes contributions from properties upon their divestment

PATMI FOR 4Q2006 OUTPERFORMED 4Q2005

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THE ASCOTT GROUP
A Member of CapitaLand

Record PATMI



S$m
150
120
90
60
30
0
-30
44.4
39.8
40.0
18.5
51.8
41.9
151.3
2000
2001
2002
2003
2004
2005
2006
Record PATMI
PATMI - SR
PATMI - Non SR
Operating PATMI
Operating PATMI (Same Store)

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THE ASCOTT GROUP

A Member of CapitaLand

Group Revenue




S$m
500
400
300
200
100
0
465.9
417.0
384.7
27.1
21.2
487.1
444.1
405.9
⇩ than last year due to divestment of Liang Court Shopping Centre
Serviced Residence
Non-Serviced Residence
Total
FY2005
FY2006 (Same Store)^
FY2006 (Actual)

ON SAME STORE BASIS, TOTAL REVENUE EXCEEDED LAST YEAR

^ Same Store – exclude the divestment of ART & effects of foreign exchange rates

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THE ASCOTT GROUP
A Member of CapitaLand

Serviced Residence Revenue Growth - FY2006





S$m
280
240
200
160
120
80
40
0
38.8
48.1
36.4
32.7
35.4
18.9
28.3
29.8
10.0
23.5
45.8
22.1
4.0
4.4
46.7
42.9
243.0
259.5
250.0
⇩ than last year mainly due to sale of 3 operating leases
S'pore
IndoChina
Oth. SE Asia
China
Jpn/Korea
Australasia
Europe
SE ASIA
N ASIA
FY2005
FY2006 (Same Store)
FY2006 (Actual)

ON SAME STORE BASIS, ALL REGION EXCEPT AUST/NZ EXCEEDED LAST YEAR

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THE ASCOTT GROUP
A Member of CapitaLand

Operating EBITDA*



S$m
180
150
120
90
60
30
0
145.7
153.9
124.1
11.3
11.2
157.0
165.1
135.3
⇩ than last year due to divestment of Liang Court Shopping Centre
Serviced Residence
Non-Serviced Residence
Total
□ FY2005
■ FY2006 (Same Store)^
FY2006 (Actual)

ON SAME STORE BASIS, OPERATING EBITDA EXCEEDED LAST YEAR

* Operating EBITDA excludes corporate cost and FX gain/(loss)
^ Same Store – exclude the divestment of ART & effects of foreign exchange rates

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THE ASCOTT GROUP
A Member of CapitaLand

Operating EBITDA* Growth - FY2006



S$m
90
80
70
60
50
40
30
20
10
0
-10
On same store basis, ⇩ than last year due to renovation in Vietnam properties
On same store basis, ⇩ than last year due to construction work near Ascott Jakarta & renovation in Country Woods, Jakarta
On same store basis, ⇩ than last year due to expiry of leases and lower demand for larger apartments
16.5
21.3
12.0
22.0
18.6
9.7
16.7
13.4
6.7
16.8
11.7
10.0
0.6
1.7
Australasia
-6.4
-1.4
79.5
88.6
85.4
S'pore
IndoChina
Oth. SE Asia
China
Jpn/Korea
Europe
SE ASIA
N ASIA
FY2005
FY2006 (Same Store)
FY2006 (Actual)

ON SAME STORE BASIS, ALL EXCEPT SE ASIA & CHINA EXCEEDED LAST YEAR

** Operating EBITDA excludes corporate cost and FX gain/(loss)*

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THE ASCOTT GROUP
A Member of CapitaLand

Improved Balance Sheet Profile



S$m
3500
3000
2500
2000
1500
1000
500
0
Total Assets = S$2.8bn
Total Assets = S$2.4bn
260
2,521
91%
605
779
130
1,267
78%
509
1,877
79%
694
494
63
1,136
71%
FY2005
FY2006
Other Assets
Investments & Fixed Assets
Short Term Borrowings & Other Liabilities
Long Term Borrowings
Minority Interest
Share Cap & Reserves

New business model has achieved faster asset turnover

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THE ASCOTT GROUP
A Member of CapitaLand

Key Financial Ratios



	FY2005	FY2006	Comments
Total Shareholders' Return	75%	130%	⬆ Share price increased by S$0.90 to S$1.61 at end 2006
ROE (%) (annualised)	3.4%	12.6%	⬆ with portfolio gains
EPS (cents) (annualised)	2.7	9.5	⬆ with portfolio gains
Gearing Ratio	0.73	0.50	Improved due to repayment of loans with divestment proceeds
Interest Cover Ratio (ICR)	2.9 x	9.7 x	⬆ with portfolio gains

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THE ASCOTT GROUP
A Member of CapitaLand

Proposed Dividend

- ☑ **Total dividend for FY2006 = 6 cents per share**
  - First and final dividend of 1.2 cents
  - Bonus dividend of 4.8 cents
  - 200% above FY2005
- ☑ **Dividend payout over profits = 63%**
- ☑ **Dividend yield = 3.7% (based on closing share price of S$1.61 on 29 December 2006)**



Record
Dividend
Payout



Dividend
Cents
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
200%
2.0
0.8
1.2
6.0
4.8
1.2
2005
2006
Year
First & Final Dividend
Bonus Dividend

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THE ASCOTT GROUP
A Member of CapitaLand



YEAR IN REVIEW

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THE ASCOTT GROUP
A Member of CapitaLand

2006 – Another Stellar Year for Ascott



- ☑ **Robust operating performance**
- ☑ **Expanded global footprint and reinforced leadership position**
- ☑ **Successfully transformed business model**

THE ASCOTT GROUP
A Member of CapitaLand

Strong Serviced Residence Performance (System-wide)



8%
557
599
FY2005 FY2006
Revenue
S$m
6%
120
127
FY2005 FY2006
REVPAU
S$
62% 62%
FY2005 FY2006
GOP
Margin
%

System-wide – Numbers include all serviced residences owned, leased and managed
RevPAU – Revenue per available apartment unit
Foreign currencies are converted to S$ at December 2006 average rates

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THE ASCOTT GROUP
A Member of CapitaLand

RevPAU Growth (System-wide)




S$
160
140
120
100
80
60
16%
5%
3%
9%
7%
6%
138
160
78
82
135
139
125
136
134
143
120
127
Singapore
SE Asia
N Asia
Australia/NZ
Europe
Total
FY2005
FY2006

System-wide – Numbers include all serviced residences owned, leased and managed
RevPAU – Revenue per available unit
Foreign currencies are converted to S$ at December 2006 average rates

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A Member of CapitaLand

RevPAU Performance in SE Asia




S$
120
100
80
60
40
20
6%
107
113
⇩ due to renovation in a property
80
76
28%
69
88
94
94
9%
58
63
Vietnam
Thailand
Philippines
Malaysia
Indonesia
FY2005
FY2006

System-wide – Numbers include all serviced residences owned, leased and managed
RevPAU – Revenue per available unit
Foreign currencies are converted to S$ at December 2006 average rates

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THE ASCOTT GROUP
A Member of CapitaLand

Thailand Update



- No material impact on our current business
- Despite current political and investment climates, maintain occupancy at 85%, higher than hotels' average occupancy of 75%
- Citadines Bangkok Sukhumvit 16 soft opened on 15 January 2007. Current occupancy at 55%
- Continue to monitor the situation closely

THE ASCOTT GROUP
A Member of CapitaLand

Indonesia Update



- Business as usual for our four properties in Jakarta – no negative impact
- Short-term occupancy increases by 5%. Current occupancy around 75%, higher than hotels' average occupancy of 50%
- Electricity and water supply unaffected although telecommunication lines are partially disrupted
- Proactive measures and preventive disease control measures are in place
- Continue to monitor the situation closely

THE ASCOTT GROUP
A Member of CapitaLand

Awards and Accolades



Received 20 Prestigious International Awards
- 15 Serviced Residence Awards
- 5 Corporate Awards



Travel Trade Gazette (TTG) Asia Media:
"Best Serviced Residence Operator Award 2006"
(2nd year running)


THE Asset
DS 2006
TRIPLE A

The Asset 2006 Triple A Country Awards:
"Best Deal in Singapore" for the successful creation of Ascott Residence Trust


Good Practices
in Corporate
Reporting

PricewaterhouseCoopers Trends 2006:
Only Singapore company among 42 globally selected companies featured in this edition of "**Good Practices in Corporate Reporting**"
(2nd year running)

THE ASCOTT GROUP
A Member of CapitaLand

Expansion of Global Footprint



- Invested a total of S$620m in 14 properties across Asia
- Secured 8 new management contracts
- Added more than 3,800 serviced residence units
- Expanded to 46 cities in 20 countries from 41 cities in 17 countries in 2005
- Entered new markets like India, Qatar and Bahrain with partners who have local knowledge and clean landbanks

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THE ASCOTT GROUP
A Member of CapitaLand

Singapore & IndoChina Investments



Property	No. of Units	Opening	Total Project Costs	Ascott's Equity Stake
Ascott Singapore Raffles Place	154	1H2008	S$160m	100%
Citadines Singapore Scotts	148	2H2007	S$114m	100%
Total for Singapore	302	-	S$274m	-
Somerset Hoa Binh, Hanoi	206	2H2007	S$41m	90%
Citadines Bangkok Sukhumvit 23	140	2H2007	S$15m	49%
Citadines Bangkok Sukhumvit 11	128	2H2007	S$15m	49%
Citadines Bangkok Sukhumvit 8	130	2H2008	S$15m	49%
Total for IndoChina	604	-	S$86m	


Ascott Singapore Raffles Place


Citadines Bangkok Sukhumvit 8

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THE ASCOTT GROUP
A Member of CapitaLand

China and India Investments



Property	No. of Units	Opening	Total Project Costs	Ascott's Equity Stake
Somerset ZhongGuanCun, Beijing	154	Open	S$66m	100%
Somerset Youyi, Tianjin	268	1H2008	S$85m	100%
Citadines Suzhou Xinghai	167	1H2007	S$21m	80%
Citadines Suzhou Lejia	250	2H2008	S$61m	30%
Citadines Hongkong Ashley	36	1H2007	S$39m	100%
Total for China	875	-	S$272m	-
Somerset Greenways, Chennai	210	1H2008	S$62m	40%
Somerset Whitefield, Bangalore	230	2H2008	S$48m	40%
Citadines Chennai Boulevard	220	1H2008	S$38m	40%
Total for India	660	-	S$148m	-
Grand Total	2,441	-	S$780m	-


Somerset ZhongGuanCun, Beijing


Citadines Suzhou Xinghai


Somerset Greenways, Chennai

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A Member of CapitaLand

New Management Contracts Secured

- **8 new management contracts secured:**

Property	Number of Units	Opening
Ascott Makati	306	1H2007
Somerset Sukhumvit Thonglor, Bangkok	268	1H2009
Somerset Corniche, Doha	200	1H2007
Somerset Juffair, Manama City	118	1H2007
Somerset Gordon Heights, Melbourne	43	1H2007
Citadines Singapore Mount Sophia	160	2H2008
Citadines Xi'an Central	133	1H2007
Tiffani by i-ZEN, Kuala Lumpur	150	1H2010
Total	1,378	-


Citadines Singapore Mount Sophia


Somerset Gordon Heights, Melbourne


Ascott Makati

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A Member of CapitaLand

2006 Deals



Management Contracts

Apr 2006
- Citadines Xi'an Central
- Agreement with Addax to manage 15 properties

Sep 2006
MOU to manage Citadines Singapore Mount Sophia

Oct 2006
Somerset Sukhumvit Thonglor, Bangkok

Nov 2006
- Somerset Juffair, Manama City
- Somerset Corniche, Doha

Dec 2006
- Ascott Makati
- Somerset Gordon Heights, Melbourne

Total Investment of S$620m

Jan 2006
Citadines Bangkok Sukhumvit 23

Apr 2006
- Citadines Suzhou Xinghai
- Citadines Suzhou Lejia
- Citadines Hong Kong Ashley

May 2006
- Citadines Bangkok Sukhumvit 11
- Citadines Bangkok Sukhumvit 8

Jul 2006
- Ascott Singapore Raffles Place
- Citadines Singapore Scotts

Aug 2006
- Somerset ZhongGuanCun, Beijing
- Somerset Youyi, Tianjin
- Master development agreement with Rattha Holdings for 7 properties in South India – First property Somerset Greenways, Chennai

Dec 2006
- Somerset Hoa Binh, Hanoi
- Somerset Whitefield, Bangalore
- Citadines Chennai Boulevard

Divestment Proceeds of S$1.04bn

Mar 2006
Sale of 12 properties to ART

May 2006
Liang Court Shopping Centre

Aug 2006
Ascott London Mayfair

Oct 2006
Sale of Somerset Roppongi, Tokyo (40% stake) to ART

THE ASCOTT GROUP
A Member of CapitaLand

Ascott's Global Presence



- Largest international serviced residence owner/ operator outside of the US
- 18,500 units in 46 cities, 20 countries*


UK
Germany
Belgium
Spain
France
Bahrain
UAE
Qatar
India
Thailand
Vietnam
China
South Korea
Japan
Philippines
Malaysia
Singapore
Indonesia
Australia
New Zealand

○ *New countries for 2006*

* *As at 31 December 2006*

Ascott's Asia-Pacific & Gulf Presence



ASCOTT THE RESIDENCE	SOMERSET SERVICED RESIDENCE	Citadines APART'HOTEL	Other Residences
9 properties 1,888 units	45 properties 7,889 units	13 properties 2,076 units	20 properties 1,585 units

87 properties with 13,438 units* in:

Country / Region	Units
Singapore	1,204
South East Asia	6,058
South Asia	660
North Asia	4,420
Australia / New Zealand	694
Gulf Region	402

* As at 31 December 2006

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THE ASCOTT GROUP

A Member of CapitaLand

Ascott's European Presence



ASCOTT THE RESIDENCE	SOMERSET SERVICED RESIDENCE	Citadines APART'HOTEL	Other Residences
1 property 56 units	1 property 195 units	41 properties 4,693 units	1 property 80 units

44 properties with 5,024 units* in:

Country	Units
France	3,522
UK	931
Belgium	322
Spain	131
Germany	118

* *As at 31 December 2006*

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THE ASCOTT GROUP
A Member of CapitaLand

Change of Business Model



- **Creation of Ascott Residence Trust**

THE ASCOTT GROUP — A Member of CapitaLand	ASCOTT RESIDENCE TRUST
The Ascott Group	**Ascott Residence Trust**
Serviced residence management and incubation	Superior holding structure for stable-yielding assets

- **Vehicle to unlock portfolio value**
- **Source of growing fee-based income**
  - New management contracts
  - REIT manager fees

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THE ASCOTT GROUP
A Member of CapitaLand

Strong Shareholder Returns



- ☑ **Share price soared 127% from S$0.71 to close at S$1.61 for the year**



S$
Ascott's Share Price
2
1.75
1.5
1.25
1
0.75
0.5
127%
S$1.61
S$0.71
Jan-06
Feb-06
Mar-06
Apr-06
May-06
Jun-06
Jul-06
Aug-06
Sep-06
Oct-06
Nov-06
Dec-06

- ☑ **Market capitalisation rose 130% to S$2.56bn as at end December, bringing Ascott's ranking to within Top 50 position on SGX Mainboard**

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THE ASCOTT GROUP
A Member of CapitaLand

Strong Shareholder Returns

- ☑ **Based on preferential offering price of S$0.68, ART's unit price appreciated by 135% to close at S$1.60**
- ☑ **Total return to unitholders of 139%**

ART's Unit Price



(S$)
31/3/06
S$1.15
Preferential offering price
S$0.68
29/12/06
S$1.60
31/3/06
First day of trading
29/12/06
Last day of FY2006

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PROSPECTS

THE ASCOTT GROUP
A Member of CapitaLand

Positive Market Outlook for 2007



Region [1]	Real GDP Growth [2]
Asia Pacific	2% – 10%
Gulf Region	6% – 9%
Europe and Russia	2% – 6%


North Atlantic Ocean
Europe
UK
Spain
Russia
China
Japan
South Korea
Bahrain
Qatar
UAE
India
Vietnam
Thailand
Malaysia
Philippines
Singapore
Indonesia
Australia
New Zealand
North Pacific Ocean
Asia Pacific & Gulf Region
South Atlantic Ocean
Indian Ocean
South Pacific Ocean

1 For countries where Ascott has a presence
2 Source: Economist Intelligence Unit

THE ASCOTT GROUP
A Member of CapitaLand

Exciting Opportunities in Asia



- **China**
  - Real GDP growth for 2007: 9.5%[1]
  - Inward FDI for 2007: US$86.4bn[1]
  - Limited supply and strong demand for international quality accommodation
  - Second-tier cities like Chengdu, Dalian, Tianjin, Qingdao, Shenyang and Chongqing are popular destinations for expatriate assignments[2]


China

2010 Target
10,000 units

1 Source: Economist Intelligence Unit
2 Source: Cendant Mobility, "Emerging Trends in Global Mobility: Perspectives on China"

THE ASCOTT GROUP
A Member of CapitaLand

Exciting Opportunities in Asia



- **India**
  - Real GDP growth for 2007: 7.8%[1]
  - Inward FDI for 2007: US$10bn[1]
  - Supply of hotel rooms in certain key cities will not meet demand in the short term[2]


India

2010 Target
2,000 units

1 Source: Economist Intelligence Unit
2 Source: HVS International

THE ASCOTT GROUP
A Member of CapitaLand

Exciting Opportunities in Asia



- **Singapore**
  - Real GDP growth for 2007: 4.5%[1]
  - Inward FDI for 2007: US$15.5bn[1]
  - Demand for good quality extended-stay accommodation expected to rise with influx of business events


Singapore

2010 Target
1,600 units

1 Source: Economist Intelligence Unit

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THE ASCOTT GROUP
A Member of CapitaLand

Exciting Opportunities in Asia



- **Vietnam**
  - Real GDP growth for 2007: 7.1%[1]
  - Inward FDI for 2007: US$3.1bn[1]
  - More sectors of the economy set to open up to foreign investments with entry into World Trade Organisation
  - Limited supply of good quality accommodation in Hanoi and Ho Chi Minh City


Vietnam

2010 Target
2,000 units

1 Source: Economist Intelligence Unit

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THE ASCOTT GROUP

A Member of CapitaLand

Expanding European Presence



- **Steady GDP growth and strong inward direct investment for 2007[1] for Ascott's main European markets**



US$bn
Growth (%)
200
150
100
50
0
3%
2%
1%
0%
2.4%
1.8%
2.7%
1.6%
2.1%
92
72
28
34
22
United Kingdom
France
Spain
Germany
Belgium
Inward direct investment (US$bn)
Real GDP growth (%)

1 Source: Economist Intelligence Unit

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THE ASCOTT GROUP
A Member of CapitaLand

Expanding European Presence

- Expand presence in key cities such as Paris, London, Munich, Frankfurt, Barcelona and Madrid to reinforce cluster effect

2010 Target
7,500 units



SWEDEN
FINLAND
RUSSIA
UNITED KINGDOM
IRELAND
DENMARK
GERMANY
POLAND
BELARUS
UKRAINE
FRANCE
ROMANIA
SPAIN
ITALY
GREECE
TURKEY

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THE ASCOTT GROUP
A Member of CapitaLand

Expanding European Presence

- **Expand into new markets**
  - Fast-growing Eastern Europe countries (eg. Russia) where serviced residence market is virtually untapped


Saint Basil's Cathedral, Moscow


The Palace Square, St Petersburg

THE ASCOTT GROUP
A Member of CapitaLand

Forging Bold New Paths in Russia

- MOU signing with Amtel Properties Development to set up US$100m initial fund with equal contribution by both partners
- To acquire and develop international-class serviced residences in Moscow and St Petersburg
- Secured first contract from Amtel to manage 150-unit Somerset Strogino, Moscow (opening in 2009)


Artist impression of
Somerset Strogino

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THE ASCOTT GROUP

A Member of CapitaLand

Growth on Track

- 2010 target:
  - 25,000 units in new and existing markets



On Target
Units
6,000
15,500
18,500
20,800
25,000
2000
2005
2006
2008
2010

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THE ASCOTT GROUP

A Member of CapitaLand

2007 Outlook



- Continue to benefit from strong demand for good quality accommodation in Asia and Europe
- Intensify investment activities and chart new frontiers in Russia and emerging markets
- Quicken asset turnover through divestment
- Expect higher fee-based income and potential portfolio gains from divestment of assets
- Portfolio gains and operating performance are expected to remain strong

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THE ASCOTT GROUP

A Member of CapitaLand



Conclusion

THE ASCOTT GROUP
A Member of CapitaLand

Record PATMI


S$m
150
120
90
60
30
0
-30
44.4
39.8
40.0
18.5
51.8
41.9
151.3
2000
2001
2002
2003
2004
2005
2006
Record PATMI
PATMI - SR
PATMI - Non SR
Operating PATMI
Operating PATMI (Same Store)

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THE ASCOTT GROUP
A Member of CapitaLand

2006 – A Bumper Year for Shareholders



	Cents
Ascott's Dividend per Share for FY2006	6.0
ART's Distribution per Unit	0.6[1]
Gains from monetising ART Unit	23.8[2]
Total Returns per Ascott Share	30.4[3]

1 *Based on ART's Distribution per Unit of 3.17 cents (allocation ratio: 1 unit in ART for every 5 Ascott shares owned)*

2 *Based on the difference between ART's closing price on 7 February 2007 at S$1.87 and the preferential offering price of SS$0.68 (allocation ratio: 1 unit in ART for every 5 Ascott shares owned)*

3 *Excludes appreciation of Ascott's share price which has climbed significantly over the past year*

THE ASCOTT GROUP
A Member of CapitaLand

Ascott – Industry Global Leader

Over 18,700 units in 47 cities, 21 countries


North Atlantic Ocean
Europe
UK
Spain
France
Bahrain
Qatar
UAE
India
China
Thailand
Malaysia
Singapore
Vietnam
Indonesia
Philippines
South Korea
Japan
Australia
New Zealand
Indian Ocean
South Atlantic Ocean
North Pacific Ocean
Asia Pacific & Gulf Region
South Pacific Ocean

Serviced Residence Value Chain


THE ASCOTT GROUP
A Member of CapitaLand
ASCOTT RESIDENCE TRUST
Core Business
Serviced Residence Incubator
Pipeline of assets with first right of refusal
Portfolio of Pan-Asian Serviced Residences
TAG
ART
Purchase real estate
Development
Re-configuration
Leasing
Operating
Divestment
Serviced Residence Value Chain

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Growth on Track



Efficient platform for rapid expansion

+

Focus, Speed & Execution

=

Better, Stronger and Greater

THE ASCOTT GROUP

A Member of CapitaLand

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	08-Feb-2007 12:42:37
Announcement No.	00035

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	The Ascott Group Limited - Asset Valuations
Description	CapitaLand Limited's subsidiary, The Ascott Group Limited, has today issued an announcement on the above matter, as attached for information.
Attachments:	Ascott.AssetValuation.8Feb07.pdf Total size = **38K** (2048K size limit recommended)

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The Ascott Group Limited
(Incorporated in Singapore)
(Co. Reg. No. 197900881N)

ANNOUNCEMENT

ASSET VALUATIONS

The Board of Directors of the Company wishes to announce the independent valuations of the following significant investment properties of the Group:-

Properties		Valuation
Date of valuation: Name of valuer: Description of Property:	October 2006 CB Richard Ellis Somerset Chancellor Court 21-23 Nguyen Thi Minh Khai Street, District 1, Ho Chi Minh City, Vietnam	US$42,800,000
Date of valuation: Name of valuer: Description of Property:	October 2006 Debenham Tie Leung The Ascott Pudong Level 2 to 35, West Tower No. 3 Pudong Avenue, Lot D4-2, Lujiazui Financial and Trade Zone, Pudong New Area, Shanghai	US$45,970,000
Date of valuation: Name of valuer: Description of Property:	October 2006 Icade Expertise Citadines Tour Eiffel 132 Boulevard de Grenelle 75015 Paris, France	€33,600,000
Date of valuation: Name of valuer: Description of Property:	October 2006 Icade Expertise Citadines Les Halles 4 Rue des Innocents, 75001 Paris, France	€51,500,000

The Ascott Group Limited
(Incorporated in Singapore)
(Co. Reg. No. 197900881N)

Properties		**Valuation**
Date of valuation: Name of valuer: Description of Property:	October 2006 Icade Expertise Citadines Trocadero 29 Bis Rue Saint-Didier, 75116 Paris, France	€33,600,000
Date of valuation: Name of valuer: Description of Property:	October 2006 Icade Expertise Citadines Barbican 7-21 Goswell Road, London EC1M7AH, UK	€29,500,000
Date of valuation: Name of valuer: Description of Property:	October 2006 Icade Expertise Citadines Trafalgar Square 18/21 Northumberland Avenue, London WC2N5EA, UK	€58,800,000
Date of valuation: Name of valuer: Description of Property:	October 2006 Icade Expertise Citadines Ramblas Ramblas 122, 08002 Barcelona, Spain	€33,200,000

A copy of the valuation report is available for inspection at the Company's registered office at 8 Shenton Way #13-01 Temasek Tower, Singapore 068811 during normal business hours for 3 months from today.

By order of the Board

Hazel Chew/ Doreen Nah
Joint Company Secretaries

8 February 2007

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	09-Feb-2007 19:07:18
Announcement No.	00159

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Announcement by CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited – "Additional Slides for Full Year 2006 Results"
Description	CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited, the manager of CapitaMall Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	CMTML.AddSlides.Y2006Results.9Feb07.pdf Total size = **68K** (2048K size limit recommended)

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CapitaMall Trust

CAPITAMALL TRUST

Additional Slides for

Full Year 2006 Results

Breakdown of DPU Growth Since IPO (Jul 2002 to 31 Dec 2006)

Acquisitions, Asset Enhancements & Active Leasing form Core Components of Growth


11.69 ¢[2]
6.78 ¢[1]
CRS Investment 2%
Asset Enhancements/ Reconfiguration 27%
Upfront Payment of IMM Land Premium 7%
Active Leasing 18%
Acquisitions 46%

1. Annualised forecast based on the forecast, together with the accompanying assumptions, shown in the CMT Offering Circular dated 28 June 2002.
2. Full year distribution for FY2006 for the period 1 Jan 2006 to 31 Dec 2006.

CapitaMall Trust

Lease Expiry Profile For 2007 By Malls

Name of Mall	No. of Leases	Net Lettable Area		Gross Rental Income	
		Square Feet	% of Total[1]	S$'000	% of Total[2]
Tampines Mall	40	123,917	38.3	1,256	31.3
Junction 8	85	83,422	34.0	1,298	42.3
Funan DigitaLife Mall	45	52,815	18.1	405	21.9
IMM Building	281	431,239	46.4	2,202	44.0
Plaza Singapura	42	57,909	11.6	678	13.5
Bugis Junction	113	105,068	25.4	1,358	32.6
Others[3]	72	100,057	36.0	538	41.9

1. As percentage of total net lettable area as at 31 December 2006
2. As percentage of total gross rental income for the month of December 2006
3. Comprising Hougang Plaza , Sembawang Shopping Centre and Jurong Entertainment Centre

CapitaMall Trust

Contact Information

CapitaMall Trust

For enquiries, please contact:
TONG Ka-Pin (Ms)
Investor Relations & Corporate Communications Manager
Tel : (65)-6536 1188
Fax : (65)-6536 3884
Email: tong.ka-pin@capitaland.com.sg
http://www.capitamall.com

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

CHANGE OF DIRECTORS

CapitaLand Limited (the "Company") wishes to announce the following changes with effect from 14 February 2007:

(1) The resignation of Mr Andrew Robert Fowell Buxton as Director of the Company; and

(2) The appointment of Professor Kenneth Stuart Courtis as Director of the Company.

The Board wishes to express its thanks and appreciation to Mr Buxton for his contributions to the Company and welcomes Professor Courtis to the Board.

Following the above changes, the Board of Directors of the Company will comprise the following Directors:

<u>Board of Directors</u>

Dr Richard Hu Tsu Tau - Chairman
Mr Hsuan Owyang - Deputy Chairman
Mr Liew Mun Leong - President & CEO
Professor Kenneth Stuart Courtis
Professor Robert Henry Edelstein
Dr Victor Fung Kwok King
Mr Richard Edward Hale
Mr James Koh Cher Siang
Mr Lim Chin Beng
Mr Peter Seah Lim Huat
Mrs Arfat Pannir Selvam
Mr Jackson Peter Tai

The detailed template announcement, pursuant to Rule 704(7) of the Listing Manual, containing the particulars of Professor Courtis, is being released separately to the Singapore Exchange Securities Trading Limited.

By Order of the Board

Low Sai Choy
Company Secretary
13 February 2007

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

ACQUISITION OF 13% INTEREST IN BLIFE INVESTMENT CORPORATION AND 33.4% INTEREST IN MORIMOTO ASSET MANAGEMENT CO., LTD.

CapitaLand Limited ("CapitaLand") wishes to announce that its indirect wholly-owned subsidiaries, CapitaLand Japan Investments Pte. Ltd. ("CJIPL") through its branch in Japan ("CJIPL Japan Branch"), and CapitaLand Nippon Investments Pte. Ltd. ("CNIPL"), have committed to subscribe for an aggregate of 6,400 new units ("Units") in BLife Investment Corporation ("BLife") (the "Subscription") in connection with the filing today by BLife of a Securities Registration Statement with the Kanto Local Finance Bureau, Ministry of Finance, Japan, on a private placement of 8,000 new units. The Subscription will be at a price of JPY504,261 per unit or a total cash consideration of JPY3.23 billion (approximately S$41 million).

CapitaLand's indirect wholly-owned subsidiary, CapitaLand Japan Kabushiki Kaisha ("CapitaLand Japan"), has also committed to subscribe for 4,008 ordinary shares in Morimoto Asset Management Co., Ltd. ("MMAM") ("MMAM Shares") in the capital of MMAM at a consideration of JPY200.4 million (approximately S$2.5 million). MMAM is the asset manager of BLife.

CapitaLand, BLife and MMAM are expected to enter into the subscription agreements for the subscription of the Units and MMAM Shares on or about 1 March 2007.

BLife Investment Corporation

BLife is a real estate investment trust whose main sponsor is Morimoto Co. Ltd. ("Morimoto"). Morimoto is an established developer based in Tokyo. The units of BLife have been listed on the main board of Tokyo Stock Exchange since 22 March 2006 and BLife's market capitalization as at 9 February 2007 is JPY23 billion (approximately S$290 million). The investment mandate of BLife is to invest in residential and retail properties in the target proportions of at least 70% and not exceeding 30% of its property portfolio respectively. BLife seeks to realize the concept of "Beautiful Life and Home" for its properties. Its objective is to achieve a well-balanced asset growth to provide stable income for its unitholders. In growing its portfolio, BLife focuses its acquisitions on residential and retail properties that meet the needs of the modem consumers. Its current portfolio of 14 properties is located in prime locations in Tokyo, many of which are within close proximity to train or

subway stations. Three of the properties have won the Good Design Award, a well-known industry award in Japan.

Morimoto Asset Management Co., Ltd.

MMAM is the asset manager of BLife. It was incorporated in Japan on 1 September 2004 and has a paid-up capital of JPY150 million (approximately S$1.9 million). Morimoto currently holds 67% of the issued share capital of MMAM with the rest held by unrelated third parties. Upon the issue of the MMAM Shares, the two largest shareholders and their respective stakes will be Morimoto at 50.1% and CapitaLand Japan at 33.4%.

Consideration

The consideration for the Units is computed based on the average closing price of the units of BLife during 10 January 2007 to 9 February 2007 (both days inclusive), being the one-month period from the last trading day immediately preceding the date when the board of directors of BLife approved the placement of Units to CJIPL Japan Branch and CNIPL. This is an established market practice for determining the price for share placements in Japan. The net tangible asset value of BLife based on the audited financial statements as at 30 November 2006 is approximately JPY501,300 per unit.

The consideration for the MMAM Shares was arrived at on a willing buyer-willing seller basis taking into account, amongst other factors, the original subscription price paid by the founder shareholders and the net asset value of the company. The net tangible asset value of MMAM based on its audited financial statements as at 31 March 2006 is approximately JPY48,100 per share.

Completion

Completion of both transactions is scheduled to take place on or about 2 March 2007. On completion, the Units will be issued by BLife to CJIPL Japan Branch and CNIPL and the MMAM Shares by MMAM to CapitaLand Japan in exchange for the consideration in cash. Upon the issue of the Units by BLife and the MMAM Shares by MMAM, the Units will represent 13% of the enlarged capital of BLife and, the MMAM Shares 33.4% of the enlarged issued share capital of MMAM. Upon completion, MMAM will become an indirect associated company of CapitaLand.

For the purpose of the transactions, CJIPL had on 7 February 2007 increased its issued and paid-up share capital from S$1 (comprising 1 ordinary share) to S$4,200,000 (comprising 4,200,000 ordinary shares) by an allotment and issue of 4,199,999 ordinary shares for a cash consideration of S$4,199,999 while CNIPL will be increasing its issued and paid-up share capital prior to the completion of the transactions.

Rationale

The proposed acquisitions will provide CapitaLand with a listed REIT platform to grow its assets under management in Japan. This is in line with its strategy to grow its real estate and capital management business in regional markets. CapitaLand typically holds sponsor stake in the REITs it manages in order to align its interest with the other unitholders of the REITs.

Financial Impact

The above transactions are not expected to have any material impact on the net tangible asset or earnings per share of the CapitaLand Group for the financial year ending 31 December 2007.

Interests of Directors and Controlling Shareholder

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transactions.

By Order of the Board

Low Sai Choy
Company Secretary
13 February 2007

CapitaLand

News Release

For Immediate Release
13 February 2007

CapitaLand to acquire stake in Japan REIT

Acquires 13% of BLife, a J-REIT, and 33.4% of the BLife REIT manager

Singapore, 13 February 2007 - CapitaLand Limited today announced that it has committed to invest in a 13% stake in BLife Investment Corporation (BLife), a real estate investment trust (REIT) listed on the Tokyo Stock Exchange, for JPY3.23 billion (about S$41 million). On completion of the transaction on 2 March 2007, CapitaLand will be the largest stakeholder in the BLife REIT. Concurrently, CapitaLand will also acquire a 33.4% stake in BLife's manager, Morimoto Asset Management Co., Ltd. (MMAM), for JPY200.4 million (about S$2.5 million). These two transactions will create a new REIT platform for CapitaLand in Japan.

Listed in March last year, BLife has a current market capitalisation of about JPY 23 billion (about S$290 million). Its main sponsor is Morimoto Co., Ltd. (Morimoto), an established developer based in the Tokyo region and is well known for its award winning residential properties. Morimoto is also the majority shareholder in MMAM with a 50.1% stake after CapitaLand's acquisition. CapitaLand will be the second largest shareholder after Morimoto.

CapitaLand's acquisition of a 13% stake in BLife will be through the subscription of 6,400 new units at JPY 504,261 per unit (approximately S$6,369 per unit) by CapitaLand's indirect wholly owned subsidiaries, CapitaLand Japan Investments Pte. Ltd. (Japan Branch) and CapitaLand Nippon Investments Pte. Ltd. The new units issued are part of a private placement exercise by BLife and the proceeds will be used to acquire three new properties in March 2007.

CapitaLand's acquisition of a 33.4% stake in MMAM is through CapitaLand's indirect wholly owned subsidiary, CapitaLand Japan Kabushiki Kaisha (CapitaLand Japan). CapitaLand Japan, which currently manages two private equity funds in Japan, will play an active role in the management of BLife. CapitaLand Japan has also signed an agreement with MMAM and BLife to support BLife's growth by providing fund management expertise and an asset pipeline. Through this support, BLife will enjoy a first right of offer to purchase any residential property owned by CapitaLand Japan which is intended for sale.

Mr Liew Mun Leong, President and CEO of CapitaLand Group, said, "CapitaLand's stake in BLife is a significant milestone for the Group as it is not only our first entry into a listed REIT in Japan but also our third investment in a regional REIT. The other two REITs are the Hong Kong Link REIT for which we were a strategic partner and an investor in its IPO, and Quill Capita Trust which was listed on Bursa Malaysia last month. These initiatives will further boost our aim to grow the REIT business in the Asia-Pacific region."

CapitaLand's stakes in BLife and its REIT manager are in line with both companies' intent to leverage on each other's strengths. Morimoto has the development expertise and well-designed residential properties in Japan while CapitaLand has the track record of establishing and managing REITs and property funds. This compelling partnership, and the positive real estate market outlook underpinned by Japan's stable economy, will ensure BLife's good performance in the long term.

BLife which is derived from the company's aim, '**B**eautiful **Life** and Home', focuses on good design and modern facilities targeted at the discerning consumer. It has an investment mandate in residential (at least 70%) and retail properties (not exceeding 30%). Currently, it has a portfolio of 14 high-quality rental apartment properties in prime locations in Tokyo, many of which are within close proximity to train or subway stations. The BLife properties average about 3.2 years old, making this one of the newest residential portfolios among other similar portfolios in the J-REIT market. Three of the properties have won the Good Design Award, a prestigious industry award in Japan.

Todate, CapitaLand manages two private real estate funds in Japan – the ARC-CapitaLand Japan Residences Joint Venture and the CapitaRetail Japan Fund with a target asset size of JPY 42 billion (S$530 million) and JPY 150 billion (S$1.9 billion) respectively. In addition, CapitaLand had undertaken to purchase a rental apartment block on Island City in Fukuoka's Hakata Bay on its completion in 2008 for JPY 8 billion (S$101 million). More recently, CapitaLand acquired a 5.45% stake in SAMTY Co., Ltd, one of the leading residential developers based in Osaka, for JPY 1.67 billion (about S$21 million). SAMTY will also provide a pipeline of properties for the real estate funds operated by CapitaLand.

About BLife (www.blife-reit.co.jp)
Listed on the Tokyo Stock Exchange on 22 March 2006, BLife Investment Corporation (BLife) is a mixed-asset type J-REIT which invests in residential and retail properties. Morimoto Co. Ltd., Daiwa House Industry Co. Ltd., and Chuo-Mitsui Trust and Banking Co. Ltd. are its supporting sponsors. With a portfolio of 14 properties, BLife has a total asset value of JPY 35.3 billion as at 30 November 2006. BLife targets to triple its total asset size to JPY 100 billion by 2009.

Leveraging on the extensive experience of its sponsors in the development and management of residential and retail properties, BLife aims to achieve a well-balanced asset growth to provide stable income for its unitholders. In growing its portfolio, BLife focuses its acquisitions on residential and retail properties that meet the needs of the modern consumer. BLife is highly selective in its investment criteria in terms of the geographical location, quality and facilities of the properties. BLife entrusts its asset management to Morimoto Asset Management Co. Ltd.

About MMAM (www.mmam.co.jp)
Morimoto Asset Management Co. Ltd. (MMAM) was established on 1 September 2004 with the objective to undertake REIT asset management. Its shareholders include Morimoto Co. Ltd., Daiwa House Industry Co. Ltd. and other financial institutions. MMAM subsequently received the administrative approval for REIT asset management from the relevant government agencies. On 7 June 2005, MMAM was involved in the incorporation of BLife Investment Corporation, and was subsequently wholly entrusted with the asset management of BLife. Since then, MMAM's asset management strategy is geared towards achieving BLife's investment concept of "Beautiful Life and Home".

About Morimoto (www.morimoto-real.co.jp)
Morimoto Co., Ltd (Morimoto) is one of the most well known condominium developers in Japan. Established on 8 July 1983, Morimoto has focused its efforts on developing high-quality properties in central Tokyo. It distinguishes itself by developing properties which anticipate customer needs. The properties developed by Morimoto are characterised by their prime location and award-winning design, which make them highly popular in the market. Todate, Morimoto has developed about 12,000 units of condominium units for sale. Testament to the fine quality of its properties, Morimoto has won the Good Design Award for six of its properties in three consecutive years. Recently, Morimoto has embarked on the expansion of its development business into the retail and office sector in Japan's major regional cities.

About CapitaLand Group (www.capitaland.com)

CapitaLand is one of the largest listed real estate companies in Asia. Headquartered in Singapore, the multinational company's core businesses in real estate, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Middle East.

The company's real estate and hospitality portfolio spans more than 90 cities in over 20 countries. CapitaLand also leverages on its significant real estate asset base, financial skills and market knowledge to develop real estate financial products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include The Ascott Group, CapitaMall Trust, CapitaCommercial Trust, Ascott Residence Trust, CapitaRetail China Trust, Quill Capita Trust and Australand.

In the past five years, CapitaLand has successfully pioneered four REITs in Singapore and one REIT in Malaysia, and have actively managed their assets through accretive acquisitions, asset enhancements and organic growth. CapitaLand's first REIT in Singapore - CapitaMall Trust has delivered total returns of more than 290% to its investors since its listing in July 2002. CapitaCommercial Trust has provided total returns of more than 220% since its listing in May 2004 while the CapitaRetail China Trust's unit price has appreciated more than 159% since its listing in December 2006.

Issued by CapitaLand Limited *(Regn. No.: 198900036N)*
13 February 2007

Media Contact
Julie Ong
Communications
Mobile : (65) 97340122
Email : julie.ong@capitaland.com.sg

Analyst Contact
Harold Woo
Investor Relations
DID : (65) 68233210
Email : harold.woo@capitaland.com.sg

82 - 4507

Embargoed for release till 7.30 am, 14 February 2007

CAPITALAND LIMITED

(Registration Number : 198900036N)

2006 FULL YEAR FINANCIAL STATEMENTS & DIVIDEND ANNOUNCEMENT

TABLE OF CONTENTS

CapitaLand

CAPITALAND LIMITED
2006 FULL YEAR FINANCIAL STATEMENTS & DIVIDEND ANNOUNCEMENT

1(a)(i) Income Statement

	Note	Group					
		4Q 2006 S$'000	4Q 2005 S$'000	% Change	FY 2006 S$'000	FY 2005 S$'000	% Change
Continuing operations							
Revenue	A	**998,679**	**898,796**	**11.1**	**3,147,725**	**3,845,637**	**(18.1)**
Cost of sales	A	(661,402)	(708,971)	(6.7)	(2,234,385)	(3,036,173)	(26.4)
Gross profit		337,277	189,825	77.7	913,340	809,464	12.8
Other operating income	B	224,103	174,467	28.5	558,795	361,655	54.5
Administrative expenses	C	(144,165)	(116,383)	23.9	(342,021)	(390,295)	(12.4)
Other operating expenses	D	47,254	(38,423)	NM	90,333	(43,632)	NM
Profit from continuing operations		**464,469**	**209,486**	**121.7**	**1,220,447**	**737,192**	**65.6**
Finance costs		(98,755)	(82,385)	19.9	(327,995)	(274,581)	19.5
Share of results (net of tax) of:							
- associates		206,184	41,702	394.4	462,445	108,905	324.6
- jointly-controlled entities		92,293	3,855	NM	139,152	14,293	873.6
- partnership		–	(628)	NM	–	(114)	NM
	E	298,477	44,929	564.3	601,597	123,084	388.8
Profit before taxation from continuing operations		664,191	172,030	286.1	1,494,049	585,695	155.1
Taxation	F	(153,226)	(71,877)	113.2	(230,354)	(152,020)	51.5
Profit after taxation from continuing operations		510,965	100,153	410.2	1,263,695	433,675	191.4
Discontinued operations							
Profit after taxation from discontinued operations		25	50,761	(100.0)	26,894	741,963	(96.4)
Profit for the period		510,990	150,914	238.6	1,290,589	1,175,638	9.8
Attributable to:							
Equity holders of the Company ("PATMI")	G	**455,817**	**93,179**	**389.2**	**1,017,985**	**750,510**	**35.6**
Minority interests ("MI")		55,173	57,735	(4.4)	272,604	425,128	(35.9)
Profit for the period		510,990	150,914	238.6	1,290,589	1,175,638	9.8

NM : Not meaningful

CAPITALAND LIMITED
2006 FULL YEAR FINANCIAL STATEMENTS & DIVIDEND ANNOUNCEMENT

1(a)(ii) Explanatory Notes to Income Statement – 4Q 2006 vs 4Q 2005

(A) Revenue, Cost of Sales

Revenue increases by 11.1% in 4Q 2006. The increases were largely attributable to higher sales from development projects, revenue from the China retail malls, consolidation of Raffles City, Shanghai, as well as higher contribution from serviced residences operations. The higher sales from development projects during this quarter were mainly from our China operations.

Despite the higher revenue, the cost of sales was $47.6 million lower than 4Q 2005 mainly attributable to the higher write back of provisions for foreseeable losses during the quarter, on account of the improved property prices in Singapore.

(B) Other Operating Income

		Group		
		4Q 2006 S$'000	4Q 2005 S$'000	% Change
Other Operating Income		**224,103**	**174,467**	**28.5**
Investment income	(i)	6,836	2,069	230.4
Interest Income	(ii)	43,185	37,782	14.3
Other income (including portfolio gains)	(iii)	164,764	130,659	26.1
Foreign exchange (loss)/gain	(iv)	9,318	3,957	135.5

(i) Investment income of $6.8 million arose mainly from the Group's investments in Hong Kong.

(ii) The increase in interest income was mainly due to higher average fixed deposit rates achieved for the Group's surplus funds.

(iii) Included in other income are portfolio gains amounting to $163.8 million. The portfolio gains were mainly from the sale of CapitaRetail China Trust units in connection with its Initial Public Offering, the sale of properties to CapitaRetail China Incubator Fund and CapitaRetail China Development Fund, the sale of investment properties in Hong Kong and Australia as well as the sale of office space in Springleaf Tower. There was also a reclassification of taxation expenses in relation to previous quarter's divestment gains from other operating income to taxation expenses. (please refer to note (F))

(iv) The foreign exchange gain of $9.3 million arose mainly from the revaluation of certain USD denominated loans, as a result of the RMB strengthening against the USD during the quarter.

(C) Administrative Expenses

	Group		
	4Q 2006 S$'000	4Q 2005 S$'000	% Change
Administrative Expenses	**(144,165)**	**(116,383)**	**23.9**
Included in Administrative Expenses:-			
Depreciation and amortisation	(9,396)	(6,754)	39.1
Allowance for doubtful receivables	2,081	(1,522)	NM
Negative goodwill on acquisition	–	10,764	NM

Administrative expenses comprise staff costs, depreciation expenses, rental expenses, travelling and other miscellaneous expenses. 4Q 2006's administrative expenses were $144.2 million or 23.9% higher than the $116.4 million in the same quarter last year. The increase was mainly attributable to a one-off charge for the expenses incurred in respect of the Sentosa Integrated Resort bid, higher professional fees incurred for due diligence exercises as well as a write off of goodwill in respect of one of the subsidiaries' acquisition.

(D) Other Operating Expenses

	Group		
	4Q 2006 S$'000	**4Q 2005 S$'000**	**% Change**
Other Operating Expenses	**47,254**	**(38,423)**	**NM**
Comprising:			
Write back of asset revaluation deficits previously charged to income statement	72,041	–	NM
Revaluation deficits of investments properties	–	(32,025)	NM
Reduction in value of investments	(1,672)	(5,054)	(66.9)
Provision for interest and tax penalties	(12,400)	–	NM
Others	(10,715)	(1,344)	697.2

4Q 2006's other operating expenses recorded positive balances mainly due to a write back of certain asset revaluation deficits previously charged to the Profit and Loss account which amounted to $72.0 million. This write back was mainly in respect of the Singapore investment property portfolio which saw higher year end valuations as property prices rebounded. There was also a provision of $12.4 million for tax and interest penalties pending settlement of a tax dispute with an overseas tax jurisdiction.

(E) Share of results (net of tax) of Associates and Jointly-Controlled Entities

The higher contribution by associates and jointly-controlled entities to the results in 4Q 2006 was mainly attributable to the Group's share of the write back of asset revaluation deficits as well as divestment gains from the sale of Hotel Inter-Continental by an associated company.

(F) Taxation expense and adjustments for over or under-provision of tax in respect of prior years

The current tax expense is based on the statutory tax rates of the respective countries in which the companies operate and takes into account non-deductible expenses and temporary differences.

The higher tax expenses ($153.2 million in 4Q 2006 vs $71.9 million in 4Q 2005) was mainly due to a reclassification of capital gains tax of $49.2 million from the divestment gains recorded in the previous quarter and an under-provision of prior years' tax of $25.5 million (4Q 2005: $35.0 million). Disregarding the tax reclassification and the under-provision of tax, the tax expenses were $41.6 million higher than the same quarter last year. This is due to higher operating profits and capital gains tax in respect of certain divestments during the quarter.

(G) Gain from sale of investments

Included in the Group's profit after tax and minority interests ("PATMI") for 4Q 2006 were the following gains (net) from the sale of investments:

	$M
Interest in Hotel Inter-Continental (accounted for in Share of Associates' results – refer to Item E)	44.1
CapitaRetail China Trust and other private funds	27.8
Springleaf Tower	26.3
Investment properties in Australia	15.2
Greentown China Holdings Limited's shares	7.1
15 units of Hong Kong Parkview apartments	5.6
Others (net)	1.3
Total Group's share of gain after tax & MI for 4Q 2006	**127.4**

CAPITALAND LIMITED
2006 FULL YEAR FINANCIAL STATEMENTS & DIVIDEND ANNOUNCEMENT

1(a)(iii) Discontinued Operations

The discontinued operations comprised PREMAS International Limited and the hotel business of Raffles Holdings Limited ("discontinued operations") which were divested in May 2005 and September 2005 respectively. A summary of the 4Q and FY results of the discontinued operations is as follows:

	Group – Discontinued operations			
	4Q 2006 S$'000	4Q 2005 S$'000	FY 2006 S$'000	FY 2005 S$'000
Revenue	–	–	–	**458,171**
Cost of sales	–	–	–	(237,388)
Gross profit	–	–	–	220,783
Other operating income	–	–	–	6,233
Administrative expenses	–	–	–	(179,807)
Other operating expenses	–	–	–	(1,952)
Profit from discontinued operations	–	–	–	**45,257**
Finance costs	–	–	–	(5,693)
Share of results (net of tax) of associates	–	–	–	96
Profit before taxation from discontinued operations	–	–	–	**39,660**
Taxation	–	–	–	(9,399)
Profit after taxation before gain on sale of discontinued operations	–	–	–	**30,261**
Gain on sale of discontinued operations	25	50,761	26,894	711,702
Profit after taxation from discontinued operations	**25**	**50,761**	**26,894**	**741,963**

CAPITALAND LIMITED
2006 FULL YEAR FINANCIAL STATEMENTS & DIVIDEND ANNOUNCEMENT

1(b)(i) Balance Sheet

As at 31/12/2006 vs 31/12/2005

	Group			Company		
	31/12/2006 S$'000	31/12/2005 S$'000	% Change	31/12/2006 S$'000	31/12/2005 S$'000	% Change
Non-Current Assets						
Property, Plant & Equipment	182,044	201,465	(9.6)	1,761	1,588	10.9
Intangible Assets	38,757	33,651	15.2	–	–	–
Investment Properties	6,553,643	5,914,905	10.8	–	–	–
Properties Under Devt	413,734	634,004	(34.7)	–	–	–
Interests in Subsidiaries	–	–	–	2,895,750	3,773,558	(23.3)
Interests in Associates & Jointly-Controlled Entities	4,762,773	3,930,413	21.2	–	–	–
Other Assets	363,248	323,874	12.2	231	4,211	(94.5)
	12,314,199	**11,038,312**	**11.6**	**2,897,742**	**3,779,357**	**(23.3)**
Current Assets						
Devt Properties for Sale	*3,622,665*	*3,542,494*	*2.3*	–	–	–
Trade & Other Receivables	*2,024,538*	*1,417,790*	*42.8*	*1,544,600*	*1,101,118*	*40.3*
Cash & Cash Equivalents	*2,684,851*	*2,111,277*	*27.2*	*1,477,510*	*987,736*	*49.6*
Other Current Assets	*806*	*73,180*	*(98.9)*	–	–	–
	8,332,860	**7,144,741**	**16.3**	**3,022,110**	**2,088,854**	**44.7**
Less: Current Liabilities						
Trade & Other Payables	*1,862,377*	*2,005,739*	*(7.1)*	*472,861*	*206,882*	*128.6*
Short-Term Borrowings	*1,793,390*	*2,383,844*	*(24.8)*	*208,939*	*692,735*	*(69.8)*
Finance Leases	*3,594*	*3,448*	*4.2*	–	–	–
Other Current Liabilities	*316,827*	*237,664*	*33.3*	*6,980*	–	*NM*
	3,976,188	**4,630,695**	**(14.1)**	**688,780**	**899,617**	**(23.4)**
Net Current Assets	**4,356,672**	**2,514,046**	**73.3**	**2,333,330**	**1,189,237**	**96.2**
Less: Non-Current Liabilities						
Long-Term Borrowings	6,288,159	4,228,011	48.7	461,679(1)	125,500	267.9
Finance Leases	44,685	48,683	(8.2)	–	–	–
Other Non-Current Liabilities	825,277	247,296	233.7	34,972	149,597	(76.6)
	7,158,121	**4,523,990**	**58.2**	**496,651**	**275,097**	**80.5**
Net Assets	**9,512,750**	**9,028,368**	**5.4**	**4,734,421**	**4,693,497**	**0.9**
Representing:						
Share Capital*	4,304,907	2,750,503	56.5	4,304,907	2,750,503	56.5
Reserves	3,095,239	3,907,207	(20.8)	429,514	1,942,994	(77.9)
Equity attributable to equity holders of the Company	7,400,146	6,657,710	11.1	4,734,421	4,693,497	0.9
Minority Interests	2,112,604	2,370,658	(10.9)	–	–	–
Total Equity	**9,512,750**	**9,028,368**	**5.4**	**4,734,421**	**4,693,497**	**0.9**

Note : * Following the changes in the Companies (Amendment) Act 2005, the par value concept was abolished on 30/01/2006. As such, share premium and capital redemption reserve of the Company were transferred to the share capital with effect from 31/01/2006.

(1) Increase is due mainly to issue of $430 million convertible bonds in November 2006.

CAPITALAND LIMITED
2006 FULL YEAR FINANCIAL STATEMENTS & DIVIDEND ANNOUNCEMENT

1(b)(ii) Aggregate amount of group's borrowings (including finance leases)

	Group	
	As at 31/12/2006 S$'000	**As at 31/12/2005 S$'000**
Amount repayable in one year or less, or on demand:-		
Secured	244,525	438,546
Unsecured	1,552,459	1,948,746
Sub-Total 1	**1,796,984**	**2,387,292**
Amount repayable after one year:-		
Secured	2,889,854	2,270,382
Unsecured	3,442,990	2,006,312
Sub-Total 2	**6,332,844**	**4,276,694**
Total Debt	**8,129,828**	**6,663,986**

Details of any collateral

Secured borrowings are generally secured by the borrowing companies' land and buildings, investment properties, properties under development or development properties for sale and assignment of all rights and benefits with respect to the properties.

CAPITALAND LIMITED
2006 FULL YEAR FINANCIAL STATEMENTS & DIVIDEND ANNOUNCEMENT

1(c) Consolidated Cash Flows Statement

	Group			
	4Q 2006 S$'000	4Q 2005 S$'000	FY 2006 S$'000	FY 2005 S$'000
Cash Flows from Operating Activities				
Profit after taxation from continuing operations	510,965	100,153	1,263,695	433,675
Profit after taxation from discontinued operations	25	50,761	26,894	741,963
Total profit after taxation	510,990	150,914	1,290,589	1,175,638
Adjustments for :				
Amortisation and write off of:				
- Intangible assets	4,694	350	5,218	1,102
Negative goodwill on acquisition	–	–	(77,000)	(820)
(Write back)/Allowance for:				
- Foreseeable losses on development properties for sale	(36,819)	(636)	(54,532)	(36,805)
- Loans to associates	(2,916)	–	8,584	–
- Non-current portion of financial assets	1,668	5,013	1,670	4,130
Share-based expenses	7,124	7,778	24,758	19,374
Changes in fair value of financial derivatives and assets	9,233	(19,702)	1,242	(29,998)
Depreciation of property, plant and equipment	9,113	8,171	34,294	71,781
Loss/(Gain) on disposal/Write off of property, plant and equipment	2,150	(19,095)	2,800	(23,635)
Gain on disposal of investment properties	(125,156)	(6,108)	(222,094)	(13,141)
(Write back)/Write down in value of investment properties	(72,041)	33,074	(113,037)	33,074
Gain on disposal of financial assets	(9,962)	–	(18,899)	(2,101)
Gain on disposal, liquidation and dilution of subsidiaries	(27,626)	(104,719)	(128,451)	(812,218)
Share of results of associates, jointly-controlled entities and partnership	(298,477)	(44,929)	(601,597)	(123,180)
Accretion of deferred income	(1,179)	(2,868)	(4,678)	(4,913)
Reversal of provision for obligation no longer required	–	(11,140)	–	(11,140)
Interest expense	98,755	82,385	327,995	280,274
Interest income	(43,185)	(37,782)	(146,340)	(108,099)
Tax expense	153,226	71,877	230,354	161,419
	(331,398)	(38,331)	(729,713)	(594,896)
Operating profit before working capital changes	179,592	112,583	560,876	580,742
Decrease/(Increase) in working capital				
Inventories, trade and other receivables	64,963	71,999	90,980	(46,334)
Development properties for sale	(21,922)	(291,818)	38,673	683,575
Trade and other payables	69,985	347,306	169,744	45,616
Amount due from related corporations	–	4	–	(3,232)
Financial assets	45,632	(48,332)	45,531	(44,224)
	158,658	79,159	344,928	635,401
Cash generated from operations	338,250	191,742	905,804	1,216,143
Income tax paid	(9,980)	(4,001)	(84,525)	(86,255)
Customer deposits and other non-current payables (refunded)/received	(1,656)	2,726	330	6,943
Net cash generated from Operating Activities	326,614	190,467	821,609	1,136,831

CAPITALAND LIMITED
2006 FULL YEAR FINANCIAL STATEMENTS & DIVIDEND ANNOUNCEMENT

1(c) Consolidated Cash Flows Statement (cont'd)

	Group			
	4Q 2006 S$'000	4Q 2005 S$'000	FY 2006 S$'000	FY 2005 S$'000
Cash Flows from Investing Activities				
Proceeds from disposal of property, plant and equipment	2,353	152,046	13,792	173,767
Purchase of property, plant and equipment	(23,838)	(18,323)	(63,512)	(77,503)
Increase in associates and jointly-controlled entities	(278,931)	(3,994)	(832,702)	(70,841)
(Increase)/Decrease in amounts owing by investee companies and other non-current receivables	(4,722)	3,723	(393)	(5,252)
Deposits placed for new investments	(28,172)	(184,368)	(28,172)	(184,368)
Acquisition of investment properties and properties under development	(646,147)	(368,478)	(1,595,964)	(1,042,486)
Proceeds from disposal of investment properties	152,957	20,963	584,620	101,922
Proceeds from disposal /(Acquisition) of non-current financial assets	17,960	(153,777)	(8,172)	(151,892)
Dividends received from associates and jointly-controlled entities	58,809	89,502	656,019	161,470
Disposal/(Acquisition) of subsidiaries (net)	292,176	(301,639)	403,475	1,182,480
Acquisition of remaining interest in a subsidiary	(49,549)	–	(49,549)	(21,315)
Interest income received	49,012	41,152	145,719	96,981
Settlement of derivative	–	(846)	–	(15,849)
Net cash (used in)/generated from Investing Activities	**(458,092)**	**(724,039)**	**(774,839)**	**147,114**
Cash Flows from Financing Activities				
Proceeds from issue of shares under share option plan	4,019	7,000	39,167	49,968
(Repayment of)/Proceeds from loans from minority shareholders	(26,491)	(7,591)	(88)	36,448
(Return of capital to)/Contribution from minority shareholders (net)	(323,112)	(20,584)	(42,738)	314,630
Proceeds from/(Repayment of) sales of future receivables	13,974	–	156,941	(277,640)
Proceeds from/(Repayment of) borrowings	384,174	516,408	1,638,812	(262,380)
Repayment of finance lease payables	(868)	(921)	(3,419)	(3,447)
Dividends paid to minority shareholders	(336,450)	(399,923)	(460,465)	(497,179)
Dividends paid to shareholders	–	–	(399,089)	(126,526)
Interest expense paid	(131,002)	(84,262)	(382,177)	(319,902)
Net cash (used in)/generated from Financing Activities	**(415,756)**	**10,127**	**546,944**	**(1,086,028)**
Net (decrease)/increase in cash and cash equivalents	**(547,234)**	**(523,445)**	**593,714**	**197,917**
Cash and cash equivalents at beginning of the period	3,239,065	2,626,458	2,105,015	1,904,831
Effect of exchange rate changes on cash balances held in foreign currencies	(6,980)	2,002	(13,878)	2,267
Cash and cash equivalents at end of the period	**2,684,851**	**2,105,015**	**2,684,851**	**2,105,015**

Cash and cash equivalents	2,684,851	2,111,277	2,684,851	2,111,277
Bank overdraft	–	(6,262)	–	(6,262)
Cash and cash equivalents at end of the period	**2,684,851**	**2,105,015**	**2,684,851**	**2,105,015**

Cash and cash equivalents at end of the period
The cash and cash equivalents of about $2,684.9 million as at 31/12/2006 included $2,238.1 million in fixed deposits and $30.6 million in Project Accounts whose withdrawals are restricted to the payment of development projects expenditure.

CAPITALAND LIMITED
2006 FULL YEAR FINANCIAL STATEMENTS & DIVIDEND ANNOUNCEMENT

1(d)(i) Statement of Changes in Equity

As at 31/12/2006 vs 31/12/2005 – GROUP

S$'000	Share Capital	Share Premium	Revaluation Reserve	Revenue Reserve	Other Reserves*	Total	Minority Interest	Total Equity
Balance as at 01/01/2006	**2,750,503**	**2,780,247**	**246,921**	**730,439**	**149,600**	**6,657,710**	**2,370,658**	**9,028,368**
Revaluation surplus of investment properties & share of assoc/jointly controlled entities revaluation reserve			428,163			**428,163**	18,046	**446,209**
Realised revaluation reserve transferred to P/L			(77,942)			**(77,942)**	-	**(77,942)**
Net revaluation surplus credited to P/L			(308,099)			**(308,099)**	-	**(308,099)**
Effective portion of changes in fair value of cash flow hedge					7,927	**7,927**	11,114	**19,041**
Change in fair value of available-for-sale investments					30,381	**30,381**	-	**30,381**
Foreign currency translation differences					(58,726)	**(58,726)**	(29,392)	**(88,118)**
Realised other reserves transferred to P/L					(3,340)	**(3,340)**	(4,818)	**(8,158)**
Net gains/(losses) recognised directly in equity			42,122		(23,758)	**18,364**	(5,050)	**13,314**
Profit for 2006				1,017,985		**1,017,985**	272,604	**1,290,589**
Total recognised gains/(losses) for the year			42,122	1,017,985	(23,758)	**1,036,349**	**267,554**	**1,303,903**
Transfer (to)/from @	1,512,328	(2,780,247)			1,267,919	-	-	-
Dividends paid				(399,089)		**(399,089)**	-	**(399,089)**
Issue of shares under Share Option Plan & Performance Share Plan	42,076				(2,909)	**39,167**	-	**39,167**
Convertible bonds					41,495	**41,495**	-	**41,495**
Cost of share-based payment					24,641	**24,641**	1,534	**26,175**
Effects of acquisition/ (disposal), dilution and liquidation of subsidiaries (net)						-	(23,939)	**(23,939)**
Return of capital to MI						-	(42,738)	**(42,738)**
Dividend paid to MI						-	(460,465)	**(460,465)**
Others				(1,179)	1,052	**(127)**	-	**(127)**
Balance as at 31/12/2006	**4,304,907**	**-**	**289,043**	**1,348,156**	**1,458,040**	**7,400,146**	**2,112,604**	**9,512,750**

CAPITALAND LIMITED
2006 FULL YEAR FINANCIAL STATEMENTS & DIVIDEND ANNOUNCEMENT

1(d)(i) Statement of Changes in Equity (cont'd)

As at 31/12/2006 vs 31/12/2005 – GROUP

S$'000	Share Capital	Share Premium	Revaluation Reserve	Revenue Reserve	Other Reserves*	Total	Minority Interest	Total Equity
Balance as at 01/01/2005	2,524,795	2,544,823	55,568	107,353	102,658	5,335,197	2,051,565	7,386,762
Revaluation surplus of investment properties, properties under devt. & share of assoc/jointly controlled entities revaluation reserve			151,576			151,576	40,796	192,372
Realised revaluation reserve transferred to P/L			7,585			7,585	-	7,585
Net revaluation deficit charged to P/L			32,192			32,192	-	32,192
Effective portion of changes in fair value of cash flow hedge					21,100	21,100	-	21,100
Change in fair value of available-for-sale investments					62,902	62,902	-	62,902
Foreign currency translation differences					28,587	28,587	222	28,809
Realised foreign currency translation reserve transferred to P/L					(43,761)	(43,761)	-	(43,761)
Net gains/(losses) recognised directly in equity			191,353		68,828	260,181	41,018	301,199
Profit for 2005				750,510		750,510	425,128	1,175,638
Total recognised gains/(losses) for the period			191,353	750,510	68,828	1,010,691	466,146	1,476,837
Dividends paid				(126,526)		(126,526)	-	(126,526)
Issue of shares under Share Option Plan & Performance Share Plan	35,422	16,081			(1,535)	49,968	-	49,968
Conversion of convertible bonds	190,286	219,343			(30,381)	379,248	-	379,248
Cost of share-based payment					17,517	17,517	1,369	18,886
Effects of acquisitions/ (disposals)/ dilution and liquidation of subsidiaries						-	28,089	28,089
Capital contribution from MI						-	314,630	314,630
Dividend paid to MI						-	(497,179)	(497,179)
Others				(898)	(7,487)	(8,385)	6,038	(2,347)
Balance as at 31/12/2005	2,750,503	2,780,247	246,921	730,439	149,600	6,657,710	2,370,658	9,028,368

* Includes foreign currency translation reserve, capital reserve, available-for-sale reserve, equity compensation reserve and hedging reserve.

CAPITALAND LIMITED
2006 FULL YEAR FINANCIAL STATEMENTS & DIVIDEND ANNOUNCEMENT

1(d)(i) Statement of Changes in Equity (cont'd)

As at 31/12/2006 vs 31/12/2005 – COMPANY

S$M	Share Capital	Share Premium	Capital Reserve	Capital Redem. Res.	Revenue Reserve	Equity Comp. Res	Total
Balance as at 01/01/2006	**2,750,503**	**1,512,015**	**–**	**313**	**411,225**	**19,441**	**4,693,497**
Profit for 2006					352,666		352,666
Total recognised gains for the period					352,666		**352,666**
Transfer (to)/from @	1,512,328	(1,512,015)		(313)			**-**
Dividends paid					(399,089)		**(399,089)**
Issue of shares under Share Option Plan and Performance Share Plan	42,076					(2,909)	**39,167**
Cost of share-based payment						6,349	**6,349**
Convertible bonds			41,831				**41,831**
Others					(1,449)	1,449	**-**
Balance as at 31/12/2006	4,304,907	–	41,831	–	363,353	24,330	**4,734,421**
Balance as at 01/01/2005	**2,524,795**	**1,276,591**	**30,381**	**313**	**293,044**	**7,776**	**4,132,900**
Profit for 2005					245,108		**245,108**
Total recognised gains for the period					245,108		**245,108**
Dividends paid					(126,526)		**(126,526)**
Issue of shares under Share Option & Performance Share Plan	35,422	16,081				(1,535)	**49,968**
Conversion of convertible Bonds	190,286	219,343	(30,381)				**379,248**
Cost of share-based payment						12,799	**12,799**
Others					(401)	401	**-**
Balance as at 31/12/2005	**2,750,503**	**1,512,015**	**–**	**313**	**411,225**	**19,441**	**4,693,497**

@ The transfer of share premium and capital redemption reserve of the Company to share capital is due to the abolishment of the par value concept with effect from 30/01/2006.

1(d)(ii) Details of any changes in the Company's issued share capital

Issued Share Capital

As at 31/12/2006, the issued and fully paid-up share capital of the Company was $4,304.9 million (31/12/2005: $2,750.5 million). Movements in the Company's issued and fully paid-up share capital during the financial year were as follows:

	$'000
As at 01/01/2006	2,750,503
Transfer of share premium and capital redemption reserve of the Company due to the abolishment of the par value concept with effect from 30/01/2006	1,512,328
Issue of shares under CapitaLand Share Option Plan	39,167
Issue of shares under CapitaLand Performance Share Plan	2,909
As at 31/12/2006	**4,304,907**

As at 31/12/2006, the issued ordinary shares of the Company numbered 2,779,346,107 (31/12/2005: 2,750,502,800). During the financial year, the Company issued 28,843,307 ordinary shares, of which 25,397,307 shares were issued under the Share Option Plan and 3,446,000 shares under the Performance Share Plan.

Share Options

As at 31/12/2006, the number of outstanding share options under the Company's Share Option Plan was 57,754,808 (31/12/2005: 64,118,788).

Performance Shares

As at 31/12/2006, the number of outstanding performance shares under the Company's Performance Share Plan was 9,003,801 (31/12/2005: 7,994,300).

The final number of performance shares given will depend on the achievement of pre-determined targets over a three-year performance period. Recipients who do not meet the threshold targets at the end of the performance period will not be given any performance shares. On the other hand, if superior targets are met, more performance shares than the baseline award could be delivered up to a maximum of 200% of the baseline award.

Convertible Bonds

In November 2006, the Company issued $430 million of Convertible Bonds at 2.10% and due in 2016. These Bonds are convertible by holders into ordinary shares of the Company at any time on or after 26 December 2006 at a conversion price of $7.3136 per share. At this conversion price, and assuming the Convertible Bonds are fully converted, the number of new ordinary shares to be issued for the conversion would be 58,794,574, representing a 2.1% increase over the total number of issued shares of the Company as at 31/12/2006.

2. Whether the figures have been audited or reviewed, and in accordance with which auditing standard or practice

The figures have neither been audited nor reviewed by our auditors.

3. Where the figures have been audited or reviewed, the auditor's report (including any qualifications or emphasis of a matter)

Not applicable.

4. Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied

The Group has applied the same accounting policies and methods of computation in the financial statements for the current reporting year compared with the audited financial statements for the year ended 31/12/2005.

5. If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change

Please refer to Item 4 above.

CAPITALAND LIMITED
2006 FULL YEAR FINANCIAL STATEMENTS & DIVIDEND ANNOUNCEMENT

6. Earnings per ordinary share (EPS) based on profit after tax & MI attributable to the equity holders of the Company after deducting any provision for preference dividends:

		Group			
		4Q 2006	4Q 2005	FY 2006	FY 2005
6(a)	EPS based on weighted average number of ordinary shares in issue (in cents) from:				
	- continuing operations	16.4 cents	2.3 cents	36.2 cents	11.6 cents
	- discontinued operations	-	1.1 cents	0.6 cents	16.7 cents
	Total	**16.4 cents**	**3.4 cents**	**36.8 cents**	**28.3 cents**
	- weighted average number of ordinary shares (in million)	2,777.9	2,746.3	2,769.4	2,653.9
6(b)	EPS based on fully diluted basis (in cents) from:				
	- continuing operations	16.2 cents	2.3 cents	35.6 cents	11.6 cents
	- discontinued operations	-	1.0 cents	0.6 cents	16.5 cents
	Total	**16.2 cents**	**3.3 cents**	**36.2 cents**	**28.1 cents**
	- weighted average number of ordinary shares (in million)	2,833.1	2,792.7	2,819.4	2,691.1

7. Net asset value and net tangible assets per ordinary share based on issued share capital as at the end of the period reported on

	Group		Company	
	31/12/2006	31/12/2005	31/12/2006	31/12/2005
NAV per ordinary share	$2.67	$2.42	$1.70	$1.71
NTA per ordinary share	$2.65	$2.41	$1.70	$1.71

8. Review of the performance of the Group

GROUP OVERVIEW

	4Q 2006 S$'000	4Q 2005 S$'000	Variance %	FY 2006 S$'000	FY 2005 S$'000	Variance %
Revenue	998,679	898,796	11.1	3,147,725	3,845,637	(18.1)
EBIT	762,946	254,415	199.9	1,822,044	860,276	111.8
Finance costs	(98,755)	(82,385)	(19.9)	(327,995)	(274,581)	(19.5)
PBT	664,191	172,030	286.1	1,494,049	585,695	155.1
PATMI*	455,817	93,179	389.2	1,017,985	750,510	35.6

** Included profit for the period from discontinued operations. Please refer to Item 1(a)(iii).*

CAPITALAND LIMITED
2006 FULL YEAR FINANCIAL STATEMENTS & DIVIDEND ANNOUNCEMENT

4Q 2006 vs 4Q 2005

The increase in revenue was largely attributable to higher sales from development projects, revenue from the China retail malls, consolidation of Raffles City Shanghai's revenue and higher contributions from improved serviced residences operations. The higher sales from development projects were mainly from our China operations.

EBIT for 4Q 2006 was significantly higher at $762.9 million, which is triple that of the $254.4 million recorded in the same quarter last year. Besides the higher revenue, the increase was also attributable to higher operating margins from Singapore residential operations, write back of revaluation deficits previously charged to the profit and loss account in respect of our Singapore properties which saw higher year end valuations this year, higher portfolio gains from the sale of our China retail malls, the sale of office space in Springleaf Tower and our share of gains from the sale of Hotel Inter-Continental by an associated company.

FY 2006 vs FY 2005

Revenue for 2006 at $3,147.7 million was 18.1% lower than the previous year. This decrease occurred mainly in Australia where the lower figure was primarily due to the earlier sale of properties to Australand Wholesale Property Trust No. 4 which had been completed in 2005. Overall, this was partially cushioned by a higher contribution from serviced residences operations, higher fund management fees and in China better residential sales and revenue from retail malls. Overseas operations accounted for 71.2% of revenue and 57.8% of total assets.

Despite the lower revenue, EBIT was higher at $1,822.0 million. This 111.8% increase was attributable to the writing back of revaluation deficits (as mentioned above), higher portfolio gains, recognition of $77.0 million negative goodwill on the acquisition of a 20% stake in Lai Fung Holdings Limited and higher fee-based and interest income, as well as better operating margins from Singapore residential operations. Overseas EBIT was 48.8% of the total.

Finance costs were $328.0 million, an increase of 19.5% as a result of higher foreign currency loan drawn-downs to finance new overseas investment projects. Interest rates were also higher. Net debt grew to $5.4 billion from $4.6 billion and the gearing ratio from 0.50 to 0.57 by the end of the year.

For the second year running, the Group achieved a record-breaking profit after tax and minority interests ("PATMI"). This amounted to $1,018.0 million for 2006, a 35.6% jump over the previous record of $750.5 million in 2005.

The Group expanded its footprint overseas in China (including Macau), Vietnam, Japan and India, by way of direct acquisitions and new partnerships. It is also exploring potential new markets in Russia and the Gulf states.

Segment Performance

Residential Strategic Business Unit ("SBU"): CapitaLand Residential Limited ("CRL")

	4Q 2006 S$'000	4Q 2005 S$'000	Variance %	FY 2006 S$'000	FY 2005 S$'000	Variance %
Revenue	770,086	717,450	7.3	2,354,436	3,036,808	(22.5)
EBIT	277,166	197,495	40.3	692,220	492,424	40.6

4Q 2006 revenue of $770.1 million was $52.6 million or 7.3% higher than that achieved for the same period last year, mainly attributable to higher sales from China operations. 4Q 2006's EBIT of $277.2 million was also $79.7 million or 40.3% higher than last year's corresponding quarter. The increase in EBIT came mainly from higher contributions from Singapore and China operations.

In Singapore, the launch of The Metropolitan in November 2006 attracted strong demand. This was CRL's second Singapore residential project released for the year following the private preview of Scotts HighPark, a high-end luxury development located along Scotts Road.

In China, in the fourth quarter of 2006, CRL successfully acquired four residential sites – three in Foshan, and one in Chengdu through its joint venture Sichuan Zhixin CapitaLand. In addition, CRL also secured a prime commercial site in Chengdu on which it plans to build a Raffles City complex.

In Thailand, CRL, through its joint venture, TCC Capital Land, had a pre-sale of its fifth residential project, Villa Rachatewi.

FY 2006's revenue achieved of $2,354.4 million was $682.4 million or 22.5% lower than last year. The decrease was due to higher revenue recorded in 2005 as a result of the completion of the sale of properties to Australand Wholesale Property Trust No. 4.

Despite the lower revenue, EBIT for FY 2006 of $692.2 million was 40.6% or $199.8 million higher than last year. This was primarily due to higher EBIT contributions from residential operations in Singapore and China, and the recognition of $77.0 million negative goodwill arising from the acquisition of a 20% stake in Lai Fung Holdings Limited.

Commercial SBU: CapitaLand Commercial and Integrated Development Limited ("CCID")

	4Q 2006 S$'000	4Q 2005 S$'000	Variance %	FY 2006 S$'000	FY 2005 S$'000	Variance %
Revenue	48,639	27,428	77.3	140,804	122,239	15.2
EBIT	238,910	(77,469)	NM	372,402	24,727	NM

Revenue for 4Q 2006 of $48.6 million was $21.2 million or 77.3% higher than 4Q 2005. The increase in revenue was mainly due to the consolidation of revenue from Raffles City, Shanghai, which became a subsidiary from September 2006, as well as higher rental from Singapore office properties and higher property management fee income. This was partially offset by the loss of revenue from Four Seasons Hotel in London which was divested in November 2005.

EBIT for 4Q 2006 was $238.9 million as compared to a loss of $77.5 million in 4Q 2005. This was mainly attributable to a write back of revaluation deficits of investment properties previously charged to the profit and loss account. The higher properties' valuations were a result of higher rental and occupancies which were very much driven by our proactive enhancements as well as the increasing office demand. Excluding this write back of revaluation deficits, EBIT for 4Q 2006 was $18.2 million compared to $35.7 million in 4Q 2005. The decrease was mainly due to a one-off charge for expenses incurred for the Sentosa integrated resort bid in December 2006, partially offset by the divestment gain from the sale of the office space in Springleaf Tower. 4Q 2005's EBIT was also higher due to the divestment gain from Four Seasons Hotel in London.

Revenue for FY 2006 of $140.8 million was $18.6 million or 15.2% higher than FY 2005 mainly due to the consolidation of Raffles City, Shanghai, higher rental from Singapore office properties and higher property management fee income but partially offset by the loss of revenue from Pidemco Tower, Shanghai and Four Seasons Hotel in London, which were divested last year.

EBIT for FY 2006 was $372.4 million or 14.1 times higher than FY 2005, mainly attributable to a write back of revaluation deficits of investment properties previously charged to profit and loss account. Excluding the write back of revaluation deficits, EBIT for FY 2006 was $151.7 million compared to $137.9 million in FY 2005, mainly due to higher rentals from office properties, higher divestment gains from the sale of Shanghai Xin Mao Property Development Co., Ltd and office space in Springleaf Tower as compared to sale of Pidemco Tower, Shanghai and Four Seasons Hotel, London, in 2005.

2006 FULL YEAR FINANCIAL STATEMENTS & DIVIDEND ANNOUNCEMENT CAPITALAND LIMITED

Retail SBU: CapitaLand Retail Limited ("CRTL")

	4Q 2006 S$'000	4Q 2005 S$'000	Variance %	FY 2006 S$'000	FY 2005 S$'000	Variance %
Revenue	34,237	18,634	83.7	94,614	50,262	88.2
EBIT	152,806	105,502	44.8	221,137	138,381	59.8

Revenue for 4Q 2006 at $34.2 million was $15.6 million or 83.7% higher than 4Q 2005. The increase was mainly due to higher revenue from the China retail malls and Clarke Quay as well as higher property management fees from CapitaMall Trust ("CMT").

EBIT for 4Q 2006 at $152.8 million showed an increase of $47.3 million or 44.8% compared to 4Q 2005. This was mainly attributable to gains from the sale of CapitaRetail China Trust ("CRCT") units during its Initial Public Offering and sale of properties to the two private China funds as well as revaluation surplus of Singapore properties. These increases were partially offset by higher operating expenses due to business expansion, particularly in China.

Revenue for FY 2006 was $44.3 million or 88.2% higher than FY 2005 for the same reasons stated above.

In line with the higher revenue, EBIT for FY 2006 was also higher by $82.8 million or 59.8% compared to last year. The increases were mainly attributable to gains from the divestments of the China retail malls, revaluation surplus of Singapore properties as well as higher contributions from associated companies and overseas investments. These increases were partially offset by increase in operating costs as the business expanded.

Financial Services SBU: CapitaLand Financial Limited ("CFL")

	4Q 2006 S$'000	4Q 2005 S$'000	Variance %	FY 2006 S$'000	FY 2005 S$'000	Variance %
Revenue	24,591	29,520	(16.7)	101,222	70,633	43.3
EBIT	11,588	28,313	(59.1)	61,576	53,277	15.6

4Q 2006's revenue of $24.6 million was 16.7% or $4.9 million lower than 4Q 2005. The decrease was mainly attributable to lower acquisition fees offset by higher recurring fund management fees and advisory fees. The higher fund management fees was in tandem with the enlarged assets under management ("AUM"), which rose by $2.2 billion in the last quarter of 2006 and stood at $13.3 billion as at 31 December 2006.

EBIT for 4Q 2006 of $11.6 million was lower by 59.1% or $16.7 million compared to 4Q 2005's $28.3 million. The decrease in EBIT was mainly due to a $0.8 million marked-to-market loss in 4Q 2006 in respect of a Hong Kong investment vis-a-vis a $21.1 million marked-to-market gain in 4Q 2005 for the same investment. The decrease was mitigated by higher share of profits, higher dividend income and gain from the disposal of an investment.

Revenue for FY 2006 of $101.2 million represented an increase of 43.3% or $30.6 million compared to FY 2005. The revenue growth was largely driven by the expanded fund management business. The launch of two new private equity funds and one REIT, coupled with acquisitions by the existing funds, boosted CFL's AUM by $4.8 billion from $8.5 billion last year to $13.3 billion as at December 2006.

EBIT for FY 2006 of $61.6 million represented a 15.6% or $8.3 million increase over FY 2005. This increase is mainly due to higher fund management and acquisition fees, gains from disposal of investments, higher dividend income, higher share of results from associates and the absence of one-off impairment charge on an investment in 2006.

2006 FULL YEAR FINANCIAL STATEMENTS & DIVIDEND ANNOUNCEMENT CAPITALAND LIMITED

TAG & ART: The Ascott Group & Ascott Residence Trust

	4Q 2006 S$'000	4Q 2005 S$'000	Variance %	FY 2006 S$'000	FY 2005 S$'000	Variance %
Revenue	128,430	112,686	14.0	478,120	444,061	7.7
EBIT	76,632	26,804	185.9	210,446	121,387	73.4

Revenue for 4Q 2006 of $128.4 million increased by 14.0% over 4Q 2005. This increase was underpinned by overall revenue per available apartment unit ("REVPAU") growth of 9% from $119 in 4Q 2005 to $130 in 4Q 2006 on a same store basis. In particular, the serviced residences operations in Singapore, Indonesia, Philippines, Australia and Europe achieved double digit REVPAU increases. The consolidation of results from The Ascott Beijing in China also contributed to this increase in revenue.

EBIT for 4Q 2006 of $76.6 million increased by 185.9%. Besides better operating performance, the increase was also attributable to the reclassification of provision for tax amounting to $49.2 million, which was earlier netted from the gain on disposal, to taxation expenses.

Revenue for FY 2006 of $478.1 million has similarly increased by 7.7% over FY 2005. This increase was underpinned by overall REVPAU growth of 6% from $120 in FY 2005 to $127 in FY 2006 on a same store basis. In addition, The Ascott Beijing in China and The Ascott Mayfair in United Kingdom became wholly owned subsidiaries of the Group with effect from late December 2005. As such, revenue of The Ascott Beijing were consolidated for the full year of 2006, while the revenue of The Ascott Mayfair were consolidated for eight months till its disposal in August 2006. In 2005, both The Ascott Beijing and The Ascott Mayfair were equity accounted for as an associate and joint venture respectively.

EBIT for FY 2006 of $210.4 million increased by 73.4% over that of FY 2005. The increase in EBIT was mainly attributable to the profit from the sale of The Ascott Mayfair in United Kingdom in August 2006. In addition, the increase in EBIT was also due to the focus on optimising operational efficiency and sustaining operational excellence on the back of an improving global economic environment. This increase was partially offset by the transaction costs relating to the establishment of Ascott Residence Trust ("ART") as well as impairments and provisions made during the year which related mainly to the non-core assets in Malaysia and the impairment of goodwill in Australia.

Raffles Holdings Group ("RHL")

	4Q 2006 S$'000	4Q 2005 S$'000	Variance %	FY 2006 S$'000	FY 2005 S$'000	Variance %
Revenue	1,067	777	37.3	4,697	145,428	(96.8)
EBIT	2,267	17,019	(86.7)	279,955	61,026	358.7

4Q 2006's revenue of $1.1 million was 37.3% or $0.3 million higher than 4Q 2005. The increase is attributable to higher management fee income.

EBIT for 4Q 2006 of $2.3 million was 86.7% or $14.8 million lower than 4Q 2005. The lower EBIT was a result of lower interest income as a result of loan repayment by an associated company in 4Q 2006.

Revenue for FY 2006 at $4.7 million was significantly lower than the $145.4 million recorded in FY 2005 as last year's revenue included those from the hotel business which had since been divested and deconsolidated in September 2005.

FY 2006's EBIT of $280.0 million improved significantly by 358.7% or $218.9 million, mainly attributable to the higher share of an associate's profit arising from the sale of Raffles City, Singapore, which was completed on 1 September 2006 as well as higher interest income.

Following the sale of Raffles City,Singapore, by its associated company, RHL has obtained its shareholders' approval on 17 November 2006 to delist RHL from the official list of the Singapore Exchange Securities Trading Limited. In conjunction with the delisting proposal, CapitaLand has also proposed an Exit Offer by way of a conditional cash offer of S$0.06 to acquire the issued shares in the capital of RHL not currently held by it.

On 4 December 2006, CapitaLand received acceptances totalling 97.19% in respect of its RHL Exit Offer and was therefore entitled to exercise the right to compulsorily acquire all the Shares of the remaining RHL shareholders who have not accepted the Exit Offer. The compulsory acquisition was completed on 20 January 2007, after which RHL became a wholly owned subsidiary of the Group.

RHL was delisted from the official list of the Singapore Exchange Securities Trading Limited on 13 December 2006.

9. Variance between the forecast or prospect statement (if disclosed previously) and the actual results

The current results are broadly in line with the prospect statement made when the third quarter 2006 financial results were announced.

10. Commentary of the significant trends and the competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months

Residential SBU: CapitaLand Residential Limited ("CRL")

In Singapore, CRL expects the property market to remain buoyant especially for well-located and well-designed developments. CRL targets to launch four to five projects including the sites at Orchard Turn and Meyer Road in 2007.

In China, CRL remains confident of the long-term growth potential of China's real estate industry. In 2007, CRL expects to launch its maiden projects in Ningbo, Hangzhou and Chengdu.

In Australia, Australand's intention to increase capital allocations to the investment property and commercial and industrial division will further diversify its earnings. This is in line with the mid-term strategy of increasing the level of recurrent income.

In Thailand, CRL, through TCC Capital Land, intends to launch four projects next year, focusing on mid to high-end development in prime areas.

In both India and Vietnam, CRL intends to launch its maiden residential projects in the cities of Mumbai and Ho Chi Minh in the first half of 2007. The projects will be targeted at mid to high income households.

Commercial SBU: CapitaLand Commercial and Integrated Development Limited ("CCID")

In Singapore, there was intense competition for office space, particularly prime spaces which resulted in upward rental adjustments. According to CB Richard Ellis, average prime office rents rose 50.2% to S$7.81 psf per month while average Grade A rents rose 53.1% to $8.73 psf per month in 2006. The occupancy rate of Grade A office space remained high at 99.2% despite the 760,000 sq ft of new office space entering to the market in the fourth quarter of 2006. Total take-up for Grade A office space stood at 1.744 million sq ft for 2006, representing almost five times the annual demand registered in 2005.

Fuelling the demand for office space were the financial institutions, logistics firms, oil companies and IT firms which expanded their operations as businesses and economy improved. Property consultants expect office rent to reach new highs due to surging demand from expanding firms and the tight supply situation which is likely to perpetuate for 2007 and the next two years. CCID expects its Singapore properties to benefit from the rising office rental in 2007.

CCID also expects its properties in Hong Kong, China and the United Kingdom to continue to do well.

In Hong Kong, rents for the best quality space in Central continued to increase under strong financial-related demand with Central Hong Kong and its immediate periphery in Admiralty and Sheung Wan registering the most robust quarter-on-quarter increment in rentals.

In China, particularly in Shanghai, demand in the office leasing market continued to be strong, fuelled by the deregulation of China's financial sector and expansion by multinational companies which are in the service, finance, technology and consumer goods sector.

Retail SBU: CapitaLand Retail Limited ("CRTL")

In Singapore, demand for retail space is expected to remain firm with fewer mall openings expected in 2007. This slowdown in new supply, coupled with healthy demand on the back of sustained consumer confidence, will provide rental support for our Singapore retail malls.

In China, our retail malls are benefiting from increased consumer spending. CapitaRetail China Development Fund ("CRCDF") recently signed a Memorandum of Understanding to acquire more than 35 malls in China worth about $2.1 billion. The acquisitions, when completed, will boost the number of retail malls owned by CapitaLand to over 70 and double the retail gross rental area managed in China to over 3.2 million square metres.

In Japan, our private equity fund, CapitaRetail Japan Fund, had invested 45.2 billion yen (S$607.0 million) in five malls. Japan remains a key and long term retail property market for CapitaLand and CRTL will continue to actively pursue acquisition opportunities to further expand its retail and capital management business there.

In India, CRTL will scale up its presence through the partnership with Pantaloon Retail, India's top retailer.

Financial Services SBU: CapitaLand Financial Limited ("CFL")

The outlook for the property market in Asia is expected to remain upbeat and favourable in 2007. This would be conducive for the deployment of $6.3 billion of investible capital under the private equity funds currently managed by CFL.

CFL will continue to further strengthen its fund management business in 2007 and targets to grow its assets under management to over $18 billion by end 2007, through accretive acquisitions for the REITs it manages and the ten private equity funds across China, Japan and Malaysia.

With strong interest from Middle East and the increased institutional and private investors' interests for real estate investments in Asia, CFL intends to launch new property funds/real estate products comprising assets in China, India, Malaysia and the Gulf Cooperation Council (GCC) region.

TAG & ART: The Ascott Group & Ascott Residence Trust

TAG and ART will continue to benefit from the strong demand for good quality accommodation in Asia and Europe.

TAG will continue to expand its *global footprint* in new and existing markets. In Asia, it is looking at acquiring, developing and incubating properties to build up a strong *pipeline* for potential injection into ART. At the same time, TAG is also charting new frontiers in Russia and emerging markets.

In 2007, both TAG and ART expect their operating performance to remain strong.

GROUP OVERALL PROSPECTS FOR 2007

In 2006, the Group achieved significant milestones in its consistent corporate strategy of (1) staying focused on the real estate value chain, (2) achieving balance by diversifying overseas into new markets, across multiple sectors and generating a variety of income streams, and (3) gaining greater scale to increase its competitive advantage.

It is worth noting that the significant expansion initiatives in 2006 for future growth were made without affecting profitability as evidenced by the record FY 2006's PATMI of $1,018.0 million.

We remain committed to this strategy for 2007.

Going forward, the Group's prospects will be underpinned by the following key areas:

- Continuing expansion of the Group's geographic footprint in China, India and other growth markets including Vietnam, while at the same time further enhancing the Singapore footprint to take full benefit of the strong property recovery.

- Remaining focused on the residential, retail, commercial and integrated development sectors, while growing our serviced residences business through The Ascott Group and Ascott Residence Trust.

- Increasing our assets under management through our strong network and reputation to attract global capital to grow our real estate investment trust ("REIT") and private equity fund management business.

- Stringent focus on capital management and recycling capital to achieve the best risk-adjusted returns for our shareholders, underpinned by our disciplined and independent risk management processes.

- Investment in human capital with an emphasis on nurturing the spirit of innovation, creativity and entrepreneurship among our more than 6,000 strong global staff under our international brand name.

The Group is confident that it will be *profitable* in 2007.

CAPITALAND LIMITED
2006 FULL YEAR FINANCIAL STATEMENTS & DIVIDEND ANNOUNCEMENT

11. **Dividend**

11(a) **Any dividend declared for the present financial period?** Yes. Please refer to Note 16.

11(b) **Any dividend declared for the previous corresponding period?** Yes.

11(c) **Date payable** : To be announced at a later date.

11(d) **Books closing date** : To be announced at a later date.

12 **If no dividend has been declared/recommended, a statement to that effect**

No interim dividend has been declared or recommended in the current reporting year.

13. **Segmental Revenue & Results**

13(a) **By Strategic Business Units (SBUs) – 4Q 2006 vs 4Q 2005**

	Revenue			Earnings before interest & tax		
	4Q 2006 S$'000	4Q 2005 S$'000	Variance %	4Q 2006 S$'000	4Q 2005 S$'000	Variance %
Continuing operations						
Residential	770,086	717,450	7.3	277,166	197,495	40.3
Commercial & Integrated Devt.	48,639	27,428	77.3	238,910	(77,469)	NM
Retail	34,237	18,634	83.7	152,806	105,502	44.8
Financial Services	24,591	29,520	(16.7)	11,588	28,313	(59.1)
TAG & ART	128,430	112,686	14.0	76,632	26,804	185.9
RHL Group	1,067	777	37.3	2,267	17,019	(86.7)
Others and Consolidation adjms	(8,371)	(7,699)	(8.7)	3,577	(43,249)	NM
Total – Continuing operations	**998,679**	**898,796**	**11.1**	**762,946**	**254,415**	**199.9**
Total – Discontinued operations	**-**	**-**	**NM**	**25**	**50,761**	**(100.0)**

The Ascott Group's ("TAG") results as shown above are different from that reported by TAG due to the following :

(a) ART is an associate of TAG, but its results are consolidated at the CapitaLand Group level due to additional holding that CapitaLand Limited has in ART; and

(b) adjustment of the gain recognised by TAG on the disposal of properties and investments to ART, as ART remains a subsidiary of the Group.

13(b) By Strategic Business Units (SBUs) – FY 2006 vs FY 2005

	Revenue			Earnings before interest & tax		
	FY 2006 S$'000	FY 2005 S$'000	Variance %	FY 2006 S$'000	FY 2005 S$'000	Variance %
Continuing operations						
Residential	2,354,436	3,036,808	(22.5)	692,220	492,424	40.6
Commercial & Integrated Devt.	140,804	122,239	15.2	372,402	24,727	NM
Retail	94,614	50,262	88.2	221,137	138,381	59.8
Financial Services	101,222	70,633	43.3	61,576	53,277	15.6
TAG & ART	478,120	444,061	7.7	210,446	121,387	73.4
RHL Group	4,697	145,428	(96.8)	279,955	61,026	358.7
Others and Consolidation adjms	(26,168)	(23,794)	(10.0)	(15,692)	(30,946)	49.3
Total – Continuing operations	**3,147,725**	**3,845,637**	**(18.1)**	**1,822,044**	**860,276**	**111.8**
Total - Discontinued operations	**–**	**458,171**	**NM**	**26,894**	**757,055**	**(96.4)**

The Ascott Group's ("TAG") results as shown above are different from that reported by TAG due to the following :

(a) ART is an associate of TAG, but its results are consolidated at the CapitaLand Group level due to additional holding that CapitaLand Limited has in ART;

(b) adjustment of the gain recognised by TAG on the disposal of properties and investments to ART, as ART remains a subsidiary of the Group; and

(c) adjustment of the revaluation surplus by TAG on the sale of the Liang Court Shopping Centre as this net revaluation surplus was not realisable at the Group level.

Strictly for information only, the numbers reported by Ascott Residence Trust and The Ascott Group to their respective shareholders are:-

	Revenue			Earnings before interest & tax		
	FY 2006 S$'000	FY 2005 S$'000	Variance %	FY 2006 S$'000	FY 2005 S$'000	Variance %
Ascott Residence Trust	89,811	NA	–	50,085	NA	–
The Ascott Group	405,866	444,061	(8.6)	257,404	121,525	111.8

NA : ART was established in March 2006

CAPITALAND LIMITED
2006 FULL YEAR FINANCIAL STATEMENTS & DIVIDEND ANNOUNCEMENT

13(c) By Geographical Location – 4Q 2006 vs 4Q 2005

	Revenue			Earnings before interest & tax		
	4Q 2006 S$'000	4Q 2005 S$'000	Variance %	4Q 2006 S$'000	4Q 2005 S$'000	Variance %
Continuing operations						
Singapore	178,972	190,829	(6.2)	473,638	(3,606)	NM
Australia & New Zealand	488,151	532,443	(8.3)	128,335	113,680	12.9
China	235,235	81,779	187.6	91,847	25,345	262.4
Asia (excl. S'pore/China)	29,714	30,741	(3.3)	21,015	78,407	(73.2)
Europe	66,539	63,004	5.6	48,194	40,700	18.4
Others	68	–	NM	(83)	(111)	25.2
Total	**998,679**	**898,796**	**11.1**	**762,946**	**254,415**	**199.9**

13(d) By Geographical Location – FY 2006 vs FY 2005

	Revenue			Earnings before interest & tax		
	FY 2006 S$'000	FY 2005 S$'000	Variance %	FY 2006 S$'000	FY 2005 S$'000	Variance %
Continuing operations						
Singapore	906,312	1,002,002	(9.5)	932,433	179,370	419.8
Australia & New Zealand	1,247,151	2,041,002	(38.9)	279,792	253,324	10.4
China	635,462	441,407	44.0	366,186	201,947	81.3
Asia (excl. S'pore/China)	107,809	85,122	26.7	67,038	128,443	(47.8)
Europe	250,861	276,104	(9.1)	176,802	97,303	81.7
Others	130	–	NM	(207)	(111)	(86.5)
Total	**3,147,725**	**3,845,637**	**(18.1)**	**1,822,044**	**860,276**	**111.8**

14. In the review of performance, the factors leading to any material changes in contributions to revenue and earnings by the business or geographical segments

Please refer to Item 8.

15. Breakdown of Group's revenue and profit after tax for first half year and second half year

	2006 S$'000	2005 S$'000	Increase / (Decrease) %
(a) Revenue (Continuing operations)			
- first half	1,430,378	2,095,518	(31.7)
- second half	1,717,347	1,750,119	(1.9)
Full year revenue	**3,147,725**	**3,845,637**	**(18.1)**
(b) Profit after tax before deducting minority interests			
- first half	345,332	278,296	24.1
- second half	945,257	897,342	5.3
Full year PAT	**1,290,589**	**1,175,638**	**9.8**

CAPITALAND LIMITED
2006 FULL YEAR FINANCIAL STATEMENTS & DIVIDEND ANNOUNCEMENT

16. Breakdown of Total Annual Dividend (in dollar value) of the Company

16(a)

	Current financial year ended 31/12/2006			
Name of Dividend	**First & Final (Franked)**	**First & Final (One-tier)**	**Special (One-tier)**	**Total**
Type of Dividend	Cash	Cash	Cash	Cash
Dividend Per share	3.5 cents	3.5 cents	5.0 cents	12 cents
Tax Rate	20%	-	-	-
Annual Dividend after tax (S$'000)	79,533	95,138	138,967	313,638

16(b)

	Previous financial year ended 31/12/2005		
Name of Dividend	**First & Final (Franked)**	**Special (Franked)**	***Total***
Type of Dividend	Cash	Cash	Cash
Dividend Rate	6.0 cents	12.0 cents	18 cents
Tax Rate	20%	20%	20%
Annual Dividend after tax (S$'000)	133,030	266,059	399,089

Note : *The Board of Directors has recommended the above dividends for the financial year ended 31 December 2006. Payment of the said dividends is subject to the approval of shareholders at the forthcoming Annual General Meeting. The above dividend amounts are estimated based on the number of issued shares as at 31 December 2006. In addition, the amount of franked dividend is based on the availability of Section 44 credit balance which is subject to finalisation by the Inland Revenue Authority of Singapore. The actual dividend payment can only be determined on books closure dates.*

BY ORDER OF THE BOARD

Low Sai Choy
Company Secretary
14 February 2007

CapitaLand

NEWS RELEASE

For immediate release
14 February 2007

CapitaLand posts record profit of over S$1 billion for FY2006

Record profit achieved for third consecutive year

Singapore, 14 February 2007 – The CapitaLand Group posted profit after tax and minority interests (PATMI) of S$1.018 billion for FY2006, a 35.6% jump from the S$750.5 million recorded in FY2005. This is the third consecutive year of record profit. The FY2006 performance is especially significant as it was achieved in the absence of strategic divestment gains which boosted the FY2005 results. In 2005, the record profits included S$424.8 million of divestment gains from the sale of Raffles Holdings' hotel business and the property services arm, PREMAS International.

Earnings before interest and tax (EBIT) for FY2006 were S$1,822.0 million, an increase of 111.8% from S$860.3 million in FY2005. The increase in EBIT was mainly due to better operating margins from the Singapore residential operations, stronger fee-based and interest income, higher portfolio gains and a write-back of revaluation deficits.

The EBIT for all SBUs increased, as did the EBIT for both Singapore and overseas segments. Overseas EBIT was S$889.6 million, 31% higher than last year's figure of S$680.9 million. Revenue contribution from overseas remained strong at S$2,241 million, accounting for 71.2% of the Group's total revenue.

FINANCIAL HIGHLIGHTS				
$ million	**4Q 2006 (3 mths)**	**4Q 2005 (3 mths)**	**FY2006**	**FY2005**
Revenue	998.7	898.8	3,147.7	3,845.6
EBIT	762.9	254.4	1,822.0	860.3
Finance costs	(98.8)	(82.4)	(328.0)	(274.6)
PBT	664.2	172.0	1,494.0	585.7
PATMI (Profit attributable to shareholders)	455.8	93.2	1,018.0	750.5

Dr Richard Hu, Chairman, CapitaLand Group, said, "Achieving record profits for the third consecutive year is an affirmation of the corporate strategy that the Group has laid out and assiduously executed over the last several years. We are the first Singapore property company listed on the Singapore Exchange to have exceeded the S$1 billion profit mark. We have created S$17.3 billion of shareholder value since the formation of CapitaLand in November 2000.

"Looking ahead, the Singapore property market is experiencing an exceptionally strong upturn in the private residential, office, retail, entertainment and serviced residence segments. On top of this, positive macro drivers continue to be seen in the region. The Group will continue to expand its geographic footprint and step up its presence in new markets, while maintaining a significant Singapore footprint to enjoy the full benefits of the strong property market recovery."

Liew Mun Leong, President and CEO, CapitaLand Group, said, "We have delivered a sterling set of results in 2006. All our core businesses – residential, commercial, retail, financial and serviced residences – recorded strong performance. At the same time, the Group has continued to invest for the future, by strengthening our presence and project pipeline in high-growth cities, and penetrating new markets and embarking on new businesses. We created a new business unit, CapitaLand Integrated Leisure, Entertainment and Conventions (ILEC); listed three REITs in Singapore and abroad; launched four property funds; and expanded our presence in several countries through acquisitions, partnerships and organic growth. These strategic initiatives are a testament to our increasing dominance as a leader in our respective business areas and in the countries where we operate.

"Our assets under management (AUM), including Ascott Residence Trust, have reached S$14.3 billion as at end 2006, exceeding our 2007 AUM target of S$13 billion. We have now set ourselves an AUM target of S$18 billion by end 2007. We intend to double our REIT portfolio to 10 by 2010. Our success in integrated developments has encouraged us to target 10 Raffles City properties around the world, up from the five existing or planned Raffles City branded developments.

"We recently doubled our Singapore residential landbank, not only catering to the luxury and high-end market but also catering to professionals and their families in Singapore. In China, we currently have a pipeline to build, together with our partners, 35,000 homes in the inner cities such as Chengdu and cities in Henan Province. We have increased our presence in new markets like Vietnam and the Gulf Cooperation Council (GCC) countries, with our serviced residence business exploring opportunities in Moscow and St Petersburg. The Group is well-poised to ride the many opportunities arising from the economic growth, urbanisation and growing affluence of Asia and leveraging on oil-rich countries, such as the GCC and Russia."

--- END ---

Issued by: **CapitaLand Limited** *(Co. Regn.: 198900036N)*
Date: **14 February 2007**

For more information, please contact:

Harold Woo
SVP, Investor Relations
Tel: 68233 210

Basskaran Nair
SVP, Communications
Tel: 68233 554

For the full FY2006 CapitaLand Limited Financial Statements announcement and slides, please visit our website www.capitaland.com

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Notice of Valuation of Real Assets
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	14-Feb-2007 06:59:23
Announcement No.	00011

>> Announcement Details
The details of the announcement start here ...

Date of valuation	Name of valuer	Description of property	Valuation
01/09/2006	CB Richard Ellis	Temasek Tower, 8 Shenton Way, Singapore 068811	S$525,000,000
01/12/2006	Savills Property Services (Shanghai) Company Limited	Raffles City, 268 Xizang Middle Road, Huangpu District, Shanghai, The People's Republic of China	RMB2,917,000,000

Additional Information	
The valuation reports for the above are available for inspection at this address during office hours	168 Robinson Road, #30-01 Capital Tower, Singapore 068912
Reports are available till this date	13-05-2007

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Low Sai Choy
Designation *	Company Secretary
Date & Time of Broadcast	14-Feb-2007 07:13:22
Announcement No.	00013

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Presentation slides "CapitaLand Group Financial Year 2006 Results" to be presented to analysts and media on 14 February 2007 at STI Auditorium, Capital Tower
Description	The attached announcement by CapitaLand Limited on the above matter is for information.
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CapitaLand

CapitaLand Group
Financial Year 2006 Results



14 February 2007

Disclaimer

This presentation may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, availability of real estate properties, competition from other companies and venues for the sale/distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

Liew Mun Leong

Group President & CEO



Results Overview

CapitaLand

FY2006


Over S$1 Billion Record Profit
SINGAPORE
CapitaLand
BUILDING FOR PEOPLE TO BUILD PEOPLE

FY 2006 – Over S$1 Billion Record Profit

	FY 2005	FY 2006	Change
PATMI (S$ million)	750.5	1,018.0	↑ 35.6%
EPS (S cents)	28.3	36.8	↑ 30.0%
EBIT (S$ million)	860.3	1,822.0	↑ 117.9%

- **Created total shareholder returns of S$8.9 billion, gain of 87% for year**
- **Propose total dividend of 12 cents per share**
  - —Ordinary dividend of 7 cents
  - —Special dividend of 5 cents

FY 2006 – Strong Performance

By Geographical Location

FY 2005 EBIT S$860 million



Europe 11% (S$97m)
China 24% (S$202m)
Australia & NZ 29% (S$253m)
Other Asia* 15% (S$128m)
Singapore 21% (S$179m)

FY 2006 EBIT S$1,822 million



Europe 10% (S$177m)
Australia & NZ 15% (S$280m)
China 20% (S$366m)
OtherAsia* 4% (S$67m)
Singapore 51% (S$932m)

** Includes HK, Indonesia, Japan, Malaysia, Philippines, Thailand & Vietnam*

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FY 2006 – Strategic Growth Initiatives

- Investing for Growth
- Growing Financial Services
- New Markets & New Products
- Forging new Joint-Ventures/ Partnerships for Strength



Sun Hung Kai Properties · WAL*MART · zhixin · Pantaloons

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FY 2006 – Strategic Growth Initiatives

Investing for Growth

- **Expanded China's multi-sector footprint**
  - Entry into inner cities
- **Retail business growing from strength to strength**
  - Pipeline of more than 70 malls
- **Expansion in countries:**
  - Japan – India – Vietnam – Malaysia – Thailand – Bahrain



INDIA
THAILAND
VIETNAM
MALAYSIA
SINGAPORE
JAPAN
CAPITALAND RESIDENTIAL
CAPITALAND COMMERCIAL
CAPITALAND RETAIL
CAPITALAND FINANCIAL
CAPITALAND INTEGRATED LEISURE, ENTERTAINMENT & CONVENTIONS
THE ASCOTT GROUP
FUTURE PRESENCE

CapitaLand

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FY 2006 – Strategic Growth Initiatives

Growing Financial Services

Listed 3 new REITs:
- Ascott Residence Trust
- CapitaRetail China Trust
- Quill Capita Trust

Launched 4 new Private Real Estate Funds:
- CapitaRetail China Dev Fund
- CapitaRetail China Incubator Fund
- Malaysia Commercial Dev Fund
- Raffles City Bahrain Fund

AUM up 68% to S$14.3b, exceeding 2007 target of S$13b

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FY 2006 – Strategic Growth Initiatives

Expansion into New Markets

- Gulf Co-operative Council (GCC)
- Moscow & St. Petersburg


RUSSIA
ST PETERSBURG
MOSCOW
GULF CO-OPERATIVE COUNCIL
BAHRAIN
QATAR
UAE
UNITED KINGDOM
BELGIUM
FRANCE
GERMANY
SPAIN

New Products

- Raffles City Brand
- Integrated Leisure, Entertainment & Conventions (ILEC)


MACAO
STUDIO
CITY

FY 2006 – Strategic Growth Initiatives

- **Forging new Joint-Ventures/Partnerships for Strength**

Lippo Group

Sun Hung Kai Props
eSun

Chengdu Zhixin
Central China Holdings

Samty

Amtel Properties

Pantaloon
Rattha

ARCapita
Addax Investment Bank

Malayan Banking Grp
Quill Group
MRCB
YNH Prop

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FY 2006 – Creating Value from Complete Real Estate Value Chain


Investor
Developer
Manager
Operator
Financial Advisor
Fund Manager
Total Shareholder Returns
of S$17.3b since inception in Nov 2000

Capital efficient business model for sustainable growth

Highlights



CapitaLand

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Residential - Robust Earnings

EBIT (S$ million)	FY 2005	FY 2006	Change
Singapore	76	175	130%
China	121	206	70%
Australia	262	286	9%
Others	33	25	(24%)
Total	**492**	**692**	**41%**


Citylights, Singapore
Oasis Riviera, Shanghai
Athenee Residence, Bangkok
Ho Chi Minh City
Freshwater Place, Melbourne

CapitaLand

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Residential – Singapore Milestones

- **Record sales of 954 units worth S$1.23 billion**
- **Launched Scotts HighPark, The Metropolitan and final phase of RiverGate**
  - — Setting benchmark prices in the Scotts Road and Singapore River areas
- **Acquired Silver Tower site in prime District 9**


Scotts HighPark
The Metropolitan
RiverGate

CapitaLand

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Residential – Deepen & Broaden China Presence

- **Expanding in gateway cities**
  - — Secured two new sites in Beijing, three in Foshan and one in Hangzhou
  - — Acquired 20% stake in Lai Fung Hldgs
    - ➢ landbank of 1m sqft
    - ➢ in Shanghai and Pearl River Delta
- **Extending reach into inner cities**
  - — JV with Chengdu Zhixin Industrial Co
  - — Acquired 29.75% in Henan's Central China Holdings
- **Pipeline in China**
  - — 35,000 homes in 5 years with our partners


Oasis Riviera,
Shanghai


SunnyLido Garden,
Chengdu

CapitaLand

Residential – New Markets

- **Vietnam – Ho Chi Minh City**
  - — Launching 1st development in 2Q2007
    - 1,100 high-mid apartment units
  - — Secured 2nd residential project
    - 600 apartment units
- **Thailand – Bangkok**
  - — Sold 1,036 units, sales value of Baht 7.49b (S$305.5m)
  - — Launched The Emporio Place (361 units) and Villa Ratchatewi (603 units)
- **India – Mumbai**
  - — JV with Runwal Group
    - 500 apartment units
  - — Launching in 1Q2007


Ho Chi Minh City

CapitaLand

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Residential – Australia

EBIT contribution up 9% to S$286m

AUSTRALAND achieved 10th consecutive record PATMI of A$243.1m

- Property Trust income, up 37.9% to A$96m
- Commercial & Industrial Div net income, up 26.1% to A$40m
- Maintain Dividend/Distribution of Aust 16.5 cents



Developer
Builder
Investor
Property Trust Manager

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Commercial – Premier Portfolio

Singapore

- **Largest owner/manager in Downtown Core**
  - Net Lettable Area > 5m sqft worth S$7b
- **Rental performance in tandem with market**
  - Grade A property assets outperforming
- **Occupancy Rates @ 96%, above islandwide average**
- **Market Street & Golden Shoe Car Park refurbishments**
  - Almost full occupancy
  - Average rent up 41% and 26% over preceding rent respectively



Somerset Station
Starhub Centre
Bugis Village
Bugis Station
Raffles City
City Hall Station
One George Street
6 Battery Road
Golden Shoe Car Park
Market Street Car Park
Robinson Point
Raffles Place Station
HSBC Building
Hitachi Tower
Caltex House
Capital Tower
Tanjong Pagar Station
Temasek Tower

CapitaLand

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Commercial – Premier Portfolio

China

- **Export Raffles City Brand**
  - Raffles City Beijing (107,000 sqm GFA)
  - Raffles City Chengdu (195,000 sqm GFA)
- **Capital Tower Beijing – T.O.P.**
  - International Grade 'A' office building
  - One of the largest floor plates: 3,200 sqm
  - GFA: 107,000 sqm
  - Tenants comprise Fortune 500 companies

Hong Kong

- **AIG Tower fully leased**
  - International Grade 'A' office building
  - Located in prime Central


Raffles City Beijing


Capital Tower Beijing

CapitaLand

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Commercial – Premier Portfolio

Malaysia

- **Malaysia Commercial Development Fund ('MCDF')**
  - One Mont'Kiara (mixed development)
  - Jalan Sultan Ismail (office cum retail)
  - Lot D, KL Sentral (mixed development)
- **Potential pipeline for Quill Capita Trust**
  - MCDF Properties
  - a block in Lot J, KL Sentral (office)


KL Sentral Lot J

Commercial – Premier Portfolio

Malaysia

- **Quill Capita Trust**
  - CapitaLand's first REIT, listed outside Singapore
  - Total NLA of about 493,000sqft worth RM276m
  - MNC Tenants: DHL, HSBC, BMW, Affiliated Computer Services, Panasonic and TRW Automotive
  - Total Shareholder Returns of nearly 56% to retail investors since IPO(@ 8Jan07)


Quill Building 1 – DHL 1

GCC

- **Raffles City Bahrain**
  - Landmark US$800m waterfront integrated development
  - 288,000 sqm GFA
  - Completion in 2010


Raffles City Bahrain

CapitaLand

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Retail – Largest Owner/Manager of Malls in Asia

Country	Details	# Malls
Singapore	• Largest retail mall owner / manager • NLA: over 5.3m sq ft • Asset value of S$5.6b	16*
China	• Listing of CRCT • Gross rentable area: Over 3.2m sqm* • Total asset value of approx S$3.7b*	>70**
Japan	• Malls in Hokkaido, Osaka & Tokyo • NLA: 1.4m sqft • Asset value of S$581m	5
Malaysia	• Manage Gurney Plaza in Penang	1

Will manage over 92 malls, 42.3 million sq ft

**VivoCity under management*
***Total in excess of 70 inclusive of CRCDF MOU with a few Chinese parties for the acquisition of 35 retail malls*

Retail – CRCT


Jinyu Mall
Anzhen Mall
Jiulong Mall
Wangjing Mall

- First pure-play China retail REIT listed in Singapore
- 7 quality malls anchored by Wal-Mart, Carrefour and Beijing Hualian Group
- Total Asset Size of S$690 mil, Total Gross Rentable Area of 412,866 sqm
- IPO placement 196x subscribed
- Total Shareholder Returns over 164% since IPO (@ 8Dec06)


Zhengzhou Mall
Qibao Mall
Xinwu Mall

CapitaLand

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Retail – Integrated China Retail Fund Strategy


US$600 million
Development Fund
(CRCDF)
US$425 million
Incubator Fund
(CRCIF)
1st Right to Acquire Assets
CRCT

Retail – Singapore

- **Completed S$85m repositioning of Clarke Quay**
  - — Redefined entertainment/F&B landscape
  - — Strong tenancy mix, full occupancy
  - — Rates doubled over preceding rent
  - — Traffic doubled vs before facelift
- **Development & retail manager of VivoCity**
  - — Singapore's largest retail mall of 1.2m sqft
- **Commence construction for Orchard Turn**
  - — Ultimate prime site of Singapore's shopping artery
  - — Over 660,000 sqft of net lettable area
  - — 4 retail levels above ground and 4 below
  - — Residential component, "The Orchard Residences". Expected to be launched in Mar/Apr 07


Clarke Quay
Orchard Turn

CapitaLand

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Retail – India

- **2 JVs with Pantaloon Retail Ltd**
- **Invested US$75m in Horizon Fund (Total Fund US$350m)**
  - — 4 potential projects identified
  - — Total 4.1m sqft GFA
- **Identified pipeline of 50 Retail Assets across 30 cities & 14 states**
  - — Estimated asset value: US$1.2b
  - — Target completion in 2-3 years
  - — 15.3m sqft GFA



Financial Services – AUM Up 68% to S$14.3b

- **Asia's largest property fund manager**
- **Total of 5 REITs, 1 Property Trust and 10 private real estate funds**
  - —Listed 3 new REITs: ART, CRCT, and QCT
  - —Launched 4 new private real estate funds:
    - ➢ CapitaRetail Dev Fund : US$600m
    - ➢ CapitaRetail Incubator Fund : US$425m
    - ➢ Malaysia Commercial Dev Fund : In progress
    - ➢ Raffles City Bahrain Fund : In progress



CapitaLand

Financial Services – Transactions

- **Advised & Structured Raffles City deal**
  - — Largest investment transaction in 2006 at S$2.17b
- **Structured Raffles City Bahrain Fund**
  - — CapitaLand's 2nd Shariah-compliant fund
  - — 1st real estate equity Sukuk fund in the world
- **Acquired 3 residential properties by ARC-CapitaLand Residences Japan**
  - — Raised target portfolio to JPY42b (S$564m) from JPY30b (S$403m)
- **Acquired 5th mall in Hokkaido by CapitaRetail Japan Fund**


Raffles City S'pore


Raffles City Bahrain


Grand View,
Osaka


Vivit Square, Tokyo

THE ASCOTT GROUP

The Ascott Group – Sterling Year

- **Record PATMI of S$151.3m, up 261%**
  - Improved operating profit on same store basis
- **Strategic divestments**
  - Divested 15 properties totaling S$1.04b
    - Liang Court in Singapore Shopping Centre & Ascott London Mayfair
    - Balance 13 acquired by ART
- **Strategic investments**
  - Invested total of S$620m in 14 properties
  - Added over 2,400 serviced residence units, inclusive of 3 properties from JV with Rattha Holdings
- **Secured 8 new management contracts**
  - Added about 1,400 serviced residence units, inclusive of 2 properties from the alliance with Addax
- **Expansion into new cities**
  - 18,500 service residence units in 46 cities in 20 countries (as at 31Dec06)
- **Creation of Ascott Residence Trust**
  - Vehicle to unlock portfolio value
  - Source of growing fee-based income


The Ascott Beijing
Citadines Bangkok Sukhumvit 8

CapitaLand

Olivier Lim

Group Chief Financial Officer



Group Financials

CapitaLand

FY2006 Financial Results – Record Earnings

S$ million	FY 2005	FY 2006	Change
Revenue	3,845.6	3,147.7	↓ 18.1%
EBIT	860.3	1,822.0	↑ 111.8%
PBT	585.7	1,494.0	↑ 155.1%
PATMI	750.5	1,018.0	↑ 35.6%
EPS (cents)	28.3	36.8	↑ 30.0%

Revenue & PATMI Track



% Rebased: 2003 = 100%
1000
900
800
700
600
500
400
300
200
100
0
-100
2003
2004
2005
2006
992%
731%
298%
100%
104%
105%
86%
PATMI
Revenue

CapitaLand

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FY2006 Financial Results – Record Earnings

S$ million	FY 2005	FY 2006	Change
Revenue	3,845.6	3,147.7	↓ 18.1%
EBIT	860.3	1,822.0	↑ 111.8%
PBT	585.7	1,494.0	↑ 155.1%
PATMI	750.5	1,018.0	↑ 35.6%
EPS (cents)	28.3	36.8	↑ 30.0%

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Growth in Core Businesses

S$ million	FY 2005	FY 2006	Change
PATMI	750.5	1,018.0	↑ 35.6%
PATMI (excl' PREMAS & Hotel Ops)*	307.6	1,002.2	↑ 225.8%

* Excludes: (1) contributions from PREMAS & the hotel business for FY 2005 (S$18.4m) and
(2) divestment gains (FY 2005: S$424.5m ; FY 2006: S$15.8m)

EBIT Contributions by SBUs – Balanced Portfolio

FY 2005 – S$860.3 million


Raffles 7%
Serviced Residences 14%
Financial Svcs 6%
CCID* 3%
Retail 15%
Residential 55%

FY 2006 - S$1,822.0 million


Raffles 15%
Serviced Residences 12%
Financial Svcs 3%
CCID* 20%
Retail 12%
Residential 38%

* CCID – Commercial and Integrated Development

EBIT by SBUs

(S$ million)	FY 2005	FY2006	Change
Residential	492.4	692.2	↑ 40.6%
CCID *	24.7	372.4	↑ 1,407.7%
Retail	138.4	221.1	↑ 59.8%
Financial Svcs	53.3	61.6	↑ 15.6%
Serviced Residences[1]	121.4	210.4	↑ 73.4%
Raffles Holdings	61.0	280.0	↑ 358.7%
Others & Consol Adj	(30.9)	(15.7)	↑ 49.3%
Total EBIT	860.3	1,822.0	↑ 111.8%

* CCID – Commercial and Integrated Development
1. Inclusive of both The Ascott Group and Ascott Residence Trust

CapitaLand

Financial Capacity

	FY 2005	FY 2006	Change
Net Debt (S$ billion)	4.55	**5.44**	**Increased**
Equity (S$ billion)	9.03	**9.51**	**Increased**
Net Debt / Equity	0.50	**0.57**	**Increased**
% Fixed Rate Debt	60%	**74%**	**Increased**

CapitaLand

Debt Coverage

	FY 2005	FY 2006	Change
Finance Cost (S$ million)	274.6	328.0	+ 19.5%
Interest Cover Ratio (ICR)	9.19	9.75	Improved
Interest Service Ratio (ISR)	8.53	8.97	Improved

$$ICR = \frac{\text{EBITDA}}{\text{Net Interest Expense}}$$

$$ISR = \frac{\text{Operating cashflow}}{\text{Net Interest Paid}}$$

CapitaLand

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Financial Capacity



S$billion
Equity
Net Debt
10
9
8
7
6
5
4
2002
2003
2004
2005
2006

CapitaLand

82 - 4507

Going Forward



CapitaLand

Drivers for Sustainable Growth

Multi-Sector, Geographical Spread, Diversified Income Streams

New Business
ILEC

New Markets
Leverage on oil rich resource Countries
eg. GCC, Moscow & St Petersburg

Ascott & ART
Efficient model for rapid expansion

Financial Services
Growing REITS & fund management

Leading Mall Owner & Manager
Singapore, China, Japan & India

China Diversified Growth
Strong residential, retail and integrated development pipelines

Singapore Boom
Multi-sector quality portfolio; 42% of total assets

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Singapore – Bright Prospects

- **Healthy economic growth**
  - GDP forecast to grow an average 4.5% p.a. to 2010
- **Positive spill-over on economy from mega projects**
  - Business Financial Centre and two Integrated Resorts projects
- **Safe haven for investments**
  - Political stability and absence of natural disasters
- **Pro-business, pro-investment government policies**
  - maintain business competitiveness by keeping costs low
- **Strong external trade linkages**
  - bilateral trade agreements and improved regional cooperation

Singapore Boom - Residential

- **Landbank**
  - Gillman Heights acquisition in 2007 doubled Singapore residential landbank to over 4m sqft
  - Caters across spectrum: mid-end, high-end and super-luxury segments.


Gillman Heights

- **2007 Residential Launches**

Site	GFA (Sqft)	Units	Class	Tenure (Years)
Orchard Turn	406,000	175	Super Luxury	99
Silver Tower	160,000	100	High-end	Freehold
Meyer Road	565,000	350	Mid-end/High-end	Freehold
Dragon View	263,000	150	High-end	Freehold
Parkview	652,000	500	Mid-end	956-year

CapitaLand

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Singapore Boom - Commercial

- **Strong demand & tight supply of office space**
  - — Rising rental rates for Grade 'A' buildings
  - — Over 50% of leases due for renewal in 2007-2008
- **Wilkie Edge Development (Selegie Complex)**
  - — Timely completion by 2008
  - — Fringe of CBD
  - — Integrated development with office, retail, SOHO and serviced apartments




Be Inspired
Be Different
Be Yourself
CapitaLand
6536 1188

CapitaLand

China Diversified Growth
- Four Strategic Thrusts

Residential
Building 35,000 homes together with our partners,

Retail
Over 100 malls Across China

Integrated Dev
Raffles City in Gateway Cities

Serviced Residences
Target 10,000 units by 2010


CHINA
INDIA
THAILAND
MALAYSIA
SINGAPORE

CapitaLand

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Leading Mall Owner/Manager in Asia


China
India

	Pipeline
Singapore	• Orchard Turn (4Q 2008)
China	• **Double footprint to over 70 malls with new MOUs** • **On target to own / manage 100 malls**
Japan	• **Capacity to grow asset size to over US$1.3b** – CapitaRetail Japan Fund
India	• **50 malls in 2 to 3 years** – across 30 cities; 14 states – assets worth US$1.2b. – GFA of over 15m sqft

Financial Services - New AUM Target



S$ billion
25
20
15
10
5
0
3.1
6.1
8.5
14.3*
18.0
2003
2004
2005
2006
2007 (Target)
REITS
Private Funds
Target

REITS	Private Funds	
CMT	Eureka Office Fund	CCRF
CCT	Mezzo Capital	IPPFA
ART	CCDF	CRIF
CRCT	CapitaRetail Japan	ARC-CapitaLand Japan Residences
QCT	CRDF	CRS

**AUM includes ART which is managed by CapitaLand's subsidiary, The Ascott Group*

CapitaLand

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Financial Services – J-REIT Platform

CapitaLand to acquire:

- 13% stake in the listed J-REIT **BLife Investment Corp.** for JPY3.23b (S$41 m); and
- 33.4% stake in BLife's REIT manager **Morimoto Asset Management Co. Ltd.** for JPY0.2 b (S$2.5m)

- BLife will be another REIT platform for growth in Japan

Listed	22 March 2006
Market Cap.	JPY22 b (approx S$280 m) @ 9 Feb 07
Investment Mandate	Residential (70%) & Retail (30%)
Current Portfolio	14 Properties in prime locations in Tokyo





CapitaLand

THE ASCOTT GROUP
A Member of CapitaLand

The Ascott Group – Rapid Expansion

- **Entry into fast-growing Eastern Europe (eg. Russia)**

  Moscow & St. Petersburg
  - 50/50 partnership with Amtel Properties
  - US$100m fund to acquire and develop international-class serviced residences
  - Secured 1st contract to manage Amtel's 150-unit Somerset Strogino, Moscow


Somerset Strogino

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New Markets – Raffles City Developments

- **3 new RAFFLES CITY to add to Raffles City Singapore & Raffles City Shanghai:**
  - Raffles City BEIJING
  - Raffles City CHENGDU
  - Raffles City BAHRAIN
- **Target 10 RAFFLES CITY Developments**


Raffles City Beijing


Raffles City Bahrain

New Markets

Leveraging on oil rich resources countries

- **Moscow & St. Petersburg**
  - 2 of the largest cities in Europe

	Population (mil)	GDP Per Capita (US$)
Moscow	**13,400**	**12,000**
St. Petersburg	**4,775**	**7,000**

- **GCC and Central Asia**
  - Bahrain
  - Abu Dhabi
  - Kazakhstan, 2nd largest in oil reserve


Moscow
St Petersburg

CapitaLand

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New Business – First ILEC Project

Macao Studio City

- **20% effective stake with development role**
- **Located in upcoming Cotai district**
- **6 million sqft GFA**
  - — Hotels / svc apt: 61%
  - — Retail: 23%
  - — Casino: 8%
  - — TV / film production facilities, Theatre & Arena / MICE centre: 8%
- **2000 hotel rooms:**
  - — Marriott, Ritz Carlton, 6-star David Tang boutique hotel
- **Upside from rental of gaming space**

MACAO STUDIO CITY



CapitaLand

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Building People



CLIMB
Building People

- **CapitaLand Institute of Management and Business**
  - Invest in management bench strength
- **Learning & development institute**
  - Imbue CapitaLand's core values in employees
  - Equip employees with the knowledge, skills & attitudes needed to excel in a dynamic environment

Networking

Leadership Development

Learning & Development Programs
(General executive management programs)

Reinforcing CapitaLand's Core Values

CapitaLand
FOUNDATION

CapitaLand Hope Foundation

- Focus on underprivileged children
- 3 days of Volunteer Service Leave for staff


CAPITALAND CHARITY BAZAAR

- 1st ComCare Connection partner, Canossaville Children's Home
- Christmas Project with Salvation Army & Spastic Children's Association
- Supported other charities – Pathlight School, Children's Cancer Foundation, etc

3 CapitaLand Hope Schools, Yunnan, China

- School buildings or dormitories
- 2 scholarships per school to study in Singapore
- Computer laboratories

CHINA
中国
YUNNAN
云南


Cuiyun

Corporate Social Responsibilities – Green Initiatives

- Aim to be at the forefront in environmental awareness
- Established Green Committee to spearhead drive
- Achievements: ASEAN Energy Awards & BCA Green Mark Gold
- 1st Retail Player in Singapore to apply BCA Green Mark Gold Award for domestic and overseas malls



One George Street, S'pore



CapitaLand

82 - 4507

Riding on Asia's Rising Growth


CapitaLand
Capital Efficient Business Model + Shareholder Value Focus
Multi-Sector Multi-Local
Geographical Spread
Diversified Income Stream
Blue chip partnership
Track Record & Reputation
Asia - High sustainable growth over next 20 years

Thank You



Questions and Answers

CapitaLand

82 - 4507

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Low Sai Choy
Designation *	Company Secretary
Date & Time of Broadcast	14-Feb-2007 07:20:15
Announcement No.	00015

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Supplementary Slides on CapitaLand Group Financial Year 2006 Results
Description	The attached announcement by CapitaLand Limited on the above matter is for information.
Attachments:	CLFY2006.Slides.sup.pdf Total size = **215K** (2048K size limit recommended)

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82 - 4507

Supplementary Slides



CapitaLand

EBIT by Geography

(S$ million)	FY 2005	FY 2006	Change
Singapore	179.4	932.4	↑ 4.2x
Australia & NZ	253.3	279.8	↑ 10.4%
China	201.9	366.2	↑ 81.3%
Other Asia*	128.4	67.0	↓ 47.8%
Europe	97.3	176.8	↑ 81.7%
Others	(0.1)	(0.2)	N.M.
Total EBIT	860.3	1,822.0	↑ 1.1x

* Includes HK, Indonesia, Japan, Malaysia, Philippines, Thailand & Vietnam

CapitaLand

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Residential

Revenue ($ million)	FY 2005	FY 2006	Change
Singapore	652	632	(3%)
China	386	514	33%
Australia	1,994	1,204	(40%)
Others	5	4	(20%)
Total	**3,037**	**2,354**	**(22%)**

EBIT ($ million)	FY 2005	FY 2006	Change
Singapore	76	175	130%
China	121	206	70%
Australia	262	286	9%
Others	33	25	(24%)
Total	**492**	**692**	**41%**

CapitaLand

Stages of Income Recognition – S'pore

PROJECT	UNITS	% Sold Dec-06	% Completed Dec-06
Launched in 2004			
Varsity Park Condominium	530	95%	58%
Citylights	447 (launched)	91%	68%
Launched in 2005			
RiverGate	545	75%	19%
RiverEdge	135	27%	35%
Launched in 2006			
Scotts HighPark	37 (launched)	76%	5%
The Metropolitan	382	67%	6%


CapitaLand
Residential

CapitaLand

82 - 4507

Stages of Income Recognition - China

PROJECT	UNITS LAUNCHED	% Sold Dec-06	% Completed Dec-06
SHANGHAI			
Oasis Riviera III	328	59%	97%
Oasis Riviera IV	292	59%	37%
Westwood Green	212	63%	92%
Parc Tresor	515	81%	90%
BEIJING			
Beijing Orchid Garden	194	26%	100%
La Forêt (Zone B)	495 *(fully launched)*	100%	99%
La Forêt (Zone C)	614	91%	80%
GUANGZHOU			
Beau Monde	386 *(fully launched)*	92%	66%


CapitaLand
Residential

CapitaLand

Commercial Portfolio Occupancy

CapitaLand's Singapore Commercial Properties (% of Area)



84%
88%
99%
64%
81%
87%
Office
Industrial
Dec 04
Dec 05
Dec 06

* Includes CCT portfolio

CapitaLand

Commercial - Strong Demand, Tight Supply

Annual Supply, Demand & Occupancy (1990-2010)


Past 10 year average annual supply 1.62m sf
Past 10 year average Demand 1.26m sf...
Average annual new supply '07 – '10 is 0.78 m sf
million (sf)
4.50
3.50
2.50
1.50
0.50
(0.50)
(1.50)
110.0%
100.0%
90.0%
80.0%
70.0%
60.0%
1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007F 2008F 2009F 2010F
New supply (m sq ft)
New demand (m sq ft)
Island wide Occupancy rate (%)
Grade A Occupancy (%)

Source: CBRE Research

CapitaLand

Commercial - Rents Continue To Move Up

Average Prime Rents


$14.00
$12.00
$10.00
$8.00
$6.00
$4.00
$2.00
$0.00
$ psf per month
Past 10 year average
Prime rent $6.09 psf pm
$7.81
$ 10.00
$ 11.00
$ 12.00
$ 12.50
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007E
2008E
2009E
2010E

Source: CBRE Research

82 - 4507

Commercial - Rental Renewal


CCID Office Expiry Profile (with CCT & Raffles City Tower)
40.0%
30.0%
20.0%
10.0%
0.0%
20.1%
32.3% 1
22.6%
8.8%
12.4%
2007
2008
2009
2010
Beyond 2010


Regional Comparisons
Year on Year Rent Increases as at 3Q 2006
Singapore
Manila
Hongkong
Bangkok
Tokyo
Shanghai Puxi
Sydney
50.0%
45.6%
35.3%
24.9%
11.9%
10.5%
6.1%
0%
10%
20%
30%
40%
50%







CapitaLand

Retail – China Retail Existing Pipeline

Country	Malls	Operational	By 2007	By 2008
CRCT	7	7	-	-
CRCDF	20	4.5[1]	6.5[2]	9
CRCIF	1	-	1	-
CL	5	5	-	-
	33[3]	16.5	7.5	9.0

1. Phase 1 of Wal-Mart China HQ in Shenzhen
2. Phase 2 of Wal-Mart China HQ in Shenzhen

3.Current portfolio of 33 Retail Malls in China excluding 35 from MOU

CapitaLand

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ILEC - MSC Project Details

GFA Allocation (Approx): Target Open:	Phase 1 1Q 2009	Phase 2 1Q 2011	Total
Studio Retail™	1,000,000 sf	400,000 sf	1,400,000 sf
Las Vegas Style Casino	200,000 sf	300,000 sf	500,000 sf
Hotels	1,750,000 sf	1,125,000 sf	2,875,000 sf
5-star Hotel Rooms	*300 units*	*200 units*	*500 units*
4-star Hotel Rooms	*1.450 units*	*850 units*	*2.300 units*
Luxurious Boutique Hotel Rooms	*110 units*	-	*110 units*
	1,860 units	*1,050 units*	*2,910 units*
Service Apartments	250,000 sf *200 units*	375,000 sf *320 units*	625,000 sf *540 units*
Entertainment Components	400,000 sf	200,000 sf	600,000 sf
Theatre	*2,300 seats*		
Arena / MICE Centre	*Up to 4,700 seats*		
Total – Current Proposed GFA	**3,600,000 sf**	**2,400,000 sf**	**6,000,000 sf**

CapitaLand

Revenue Analysis by SBU

SBU	FY '05 (S$'M)	FY '06 (S$'M)	Change	Comments
Residential	3,036.8	**2,354.4**	**(22.5%)**	• Lower rev fr Australand, mainly attributable to the higher rev in 2Q 2005 fr the sale of properties to AWPT No. 4
Commercial & Integrated Dev	122.2	**140.8**	**15.2%**	• Consolidation of Raffles City Shanghai, higher rental from Singapore offices and increased management fee offsetted revenue loss from Pidemco Tower (Shanghai) & Four Seasons Hotel (London) - divested in 2005
Retail	50.3	**94.6**	**88.2%**	• Rev from China retail malls, Clarke Quaye & higher retail management fees
Financial Svcs	70.6	**101.2**	**43.3%**	• Higher revenue from expanded fund management business.
Serviced Residences	444.1	**478.1**	**7.7%**	• Double digit REVPAU growth coupled with consolidation of Ascott Beijing and The Ascott Mayfair
Raffles Holdings	145.4	**4.7**	**(96.8%)**	• Deconsolidation of hotel's revenue following divestment in September 2005
Others & Consol Adj	(23.8)	**(26.2)**	**10.0%**	-
Revenue	3,845.6	**3,147.7**	**(18.1%)**	

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EBIT Analysis by SBU

SBU	FY'05 (S$'M)	FY'06 (S$'M)	Change	Comments
Residential	492.4	**692.2**	**40.6%**	• Higher contribution from Singapore and China as well as recognition of $77.0m negative goodwill on acquisition of 20% stake in Lai Fung
Commercial & Integrated Dev	24.7	**372.4**	**1,406.1 %**	• Increase due to write-back of revaluation deficits of investment properties. Stripping out this, EBIT would have risen by 10% to $151.7m
Retail	138.4	**221.1**	**59.8%**	• Benefited from sale of CRCT units, private funds and revaluation surplus of Singapore investment properties, higher contribution from associates, offset by higher operating expenses due to business expansion in China
Financial Svcs	53.3	**61.6**	**15.6%**	• Higher fund management and acquisition fees, gains from disposal of investments, higher dividend income, share of associates earnings and absence of impairment charge.
Serviced Residences	121.4	**210.4**	**73.4%**	• Improved operating performance and higher portfolio gains
Raffles Holdings	61.0	**280.0**	**358.7%**	• Higher share of associate's profit arising from sale of Raffles City (Singapore) and interest income
Others & Consol Adj	(30.9)	**(15.7)**	**(49.3%)**	
EBIT	860.3	**1,822.0**	**111.8%**	

Print this page

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Low Sai Choy
Designation *	Company Secretary
Date & Time of Broadcast	14-Feb-2007 16:18:26
Announcement No.	00045

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	CapitaLand Group Financial Year 2006 Results - Amendments to Presentation Slides (pages 4, 22 and 28) and Supplementary Slide (page 6)
Description	Please see amendments to the presentation slides issued by CapitaLand Limited this morning. For information, please.
Attachments:	CLslides.amendmts.pdf Total size = **381K** (2048K size limit recommended)

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Commercial Portfolio Occupancy

CapitaLand's Singapore Commercial Properties (% of Area)



84%
88%
96%
64%
81%
87%
Office
Industrial
Dec 04
Dec 05
Dec 06

* Includes CCT portfolio

FY 2006 – Over S$1 Billion Record Profit

	FY 2005	FY 2006	Change
PATMI (S$ million)	750.5	1,018.0	↑ 35.6%
EPS (S cents)	28.3	36.8	↑ 30.0%
EBIT (S$ million)	860.3	1,822.0	↑ 111.8%

Created total shareholder returns of S$8.9 billion, gain of 87% for year

Propose total dividend of 12 cents per share

- Ordinary dividend of 7 cents
- Special dividend of 5 cents

CapitaLand

Retail – Largest Owner/Manager of Malls in Asia

Country	Details	# Malls
Singapore	Largest retail mall owner / manager NLA: over 5.3m sq ft Asset value of S$5.6b	16*
China	Listing of CRCT Gross rentable area: Over 3.2m sqm Total asset value of approx S$3.7b	>70**
Japan	Malls in Hokkaido, Osaka & Tokyo NLA: 1.4m sqft Asset value of S$581m	5
Malaysia	Manage Gurney Plaza in Penang	1

Will manage over 92 malls, 42.3 million sq ft

**VivoCity under management*
***Total in excess of 70 inclusive of CRCDF MOU with a few Chinese parties for the acquisition of 35 retail malls*

Financial Services – Transactions

Advised & Structured Raffles City deal
- Largest investment transaction in 2006 at S$2.17b

Structured Raffles City Bahrain Fund
- CapitaLand's 2nd Shariah-compliant fund
- 1st real estate equity Sukuk fund in the world

Acquired 5 more (total 10) residential properties by ARC-CapitaLand Residences Japan
- Raised target portfolio to JPY42b (S$564m) from JPY30b (S$403m)

Acquired 5th mall in Hokkaido by CapitaRetail Japan Fund


Raffles City S'pore


Raffles City Bahrain


Grand View
Osaka


S Q U A R E
Vivit Square, Tokyo

CapitaLand

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Commercial Portfolio Occupancy

CapitaLand's Singapore Commercial Properties (% of Area)


84%
88%
96%
64%
81%
87%
Office
Industrial
Dec 04
Dec 05
Dec 06

* Includes CCT portfolio

CapitaLand

82 - 4507

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

DISSOLUTION OF INDIRECT WHOLLY-OWNED SUBSIDIARY, SUPERTEK SYSTEMS PTE LTD

CapitaLand Limited ("CapitaLand") wishes to announce that Supertek Systems Pte Ltd ("SSPL"), its indirect wholly-owned subsidiary which is incorporated in Singapore has been dissolved.

The dissolution of SSPL is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2007.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
15 February 2007

CapitaLand

For Immediate Release
16 February 2007

NEWS RELEASE

CapitaLand Divests its Strata Space in Samsung Hub for S$152.9 million

Singapore, 16 February 2007 – CapitaLand Limited wishes to announce that its indirect wholly-owned subsidiary, China Square Holdings Pte Ltd, has today entered into agreements with Ho Bee Development Pte Ltd, a wholly-owned subsidiary of Ho Bee Investment Ltd, and Chinese Chamber Realty Private Limited for the sale of its entire interest in the strata titled spaces at the 1st and the 8th to 15th storeys of Samsung Hub, an office building located in the Central Business District.

The sale of the Property, arrived at on a willing-buyer and a willing-seller basis, is for S$152.9 million. Payment will be in cash on completion of the agreements and the completion is scheduled to take place at end March 2007.

About CapitaLand

CapitaLand is one of the largest listed real estate companies in Asia. Headquartered in Singapore, the multinational company's core businesses in real estate, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Middle East.

The company's real estate and hospitality portfolio spans more than 90 cities in 20 countries. CapitaLand also leverages on its significant real estate asset base, financial skills and market knowledge to develop real estate financial products and services in Singapore and the region.

Issued by: **CapitaLand Limited** *(Co. Regn: 198900036N)*
Date: **16 February 2007**

Singapore

Media Contact
Julie Ong, Corporate Communications
DID: (65) 97340122
Email : julie.ong@capitaland.com.sg

Analyst Contact
Harold Woo, Investor Relations
DID : (65) 68233210
Email : harold.woo@capitaland.com.sg

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Miscellaneous
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Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Low Sai Choy
Designation *	Company Secretary
Date & Time of Broadcast	16-Feb-2007 17:32:15
Announcement No.	00107

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Announcement by CapitaLand Limited's subsidiary, Ascott Residence Trust Management Limited - "Notice of the Preferential Offering Books Closure Date"
Description	CapitaLand Limited's subsidiary, Ascott Residence Trust Management Limited, the manager of Ascott Residence Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	ARTML.Annc.16Feb07.pdf Total size = **146K** (2048K size limit recommended)

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ASCOTT RESIDENCE TRUST

ASCOTT RESIDENCE TRUST

(Constituted in the Republic of Singapore pursuant to a trust deed dated 19 January 2006)

ANNOUNCEMENT

NOTICE OF THE PREFERENTIAL OFFERING BOOKS CLOSURE DATE

NOTICE IS HEREBY GIVEN THAT, subject to the passing of the resolution relating to the Equity Fund Raising (as defined below), the Transfer Books and Register of Unitholders of Ascott Residence Trust ("**ART**") will be closed on 8 March 2007 at 5:00 p.m. (the "**Preferential Offering Books Closure Date**") for the purpose of determining the provisional allocation of Singapore Registered Unitholders[1] under the Preferential Offering (as defined below).

The last day and time of trading of the Units on a "cum" basis will be 5 March 2007, 5.00 p.m. The Units would be traded on an "ex-entitlements" basis from 6 March 2007, 9.00 a.m. and any person who purchases Units on and from 6 March 2007 will not be entitled to any provisional allocation of New Units under the Preferential Offering.

In relation to the preferential offering by The Ascott Group Limited of units in ART, J.P. Morgan (S.E.A.) Limited acted as the Joint Financial Advisor, Sole Global Coordinator and Sole Lead Underwriter.

1 "**Singapore Registered Unitholders**" means Unitholders as at the Preferential Offering Books Closure Date other than those whose registered addresses with The Central Depository (Pte) Limited (the "**CDP**") are outside Singapore, and who have not, at least five Market Days prior to the Preferential Offering Books Closure Date, provided CDP with addresses in Singapore for the service of notices and documents. "**Market Day**" means a day on which Singapore Exchange Securities Trading Limited (the "**SGX-ST**") is open for trading in securities.

An Extraordinary General Meeting of unitholders of ART (the "**Unitholders**") will be held on 23 February 2007 for the purpose of seeking Unitholders' approvals for, among others, the resolution relating to the issue of new units in ART (the "**New Units**") so as to raise gross proceeds of approximately S$199.0 million (the "**Equity Fund Raising**") in order to, among others, part finance and/or re-finance the acquisition of five properties, namely Shoan Heights Serviced Apartment, Melbourne (to be re-branded Somerset Gordon Heights, Melbourne) in Australia, Somerset Azabu East, Tokyo in Japan, Somerset Roppongi, Tokyo in Japan, Oakwood Premier Ayala Center (to be re-branded Ascott Makati) in the Philippines and Somerset Chancellor Court, Ho Chi Minh City in Vietnam, and associated costs, with the balance of the proceeds to be utilised for general corporate and working capital purposes. The Equity Fund Raising will comprise:

(i) a non-renounceable preferential offering of New Units of one New Unit for every 10 Existing Units[2] held on the Preferential Offering Books Closure Date (fractions of a Unit to be disregarded) to Singapore Registered Unitholders (the "**Preferential Offering**");

(ii) an offering of New Units to retail investors in Singapore through the automated teller machines of DBS Bank Ltd ("**DBS Bank**") (including POSB) on a "first-come, first-served" basis; and

(iii) a placement of New Units to institutional and other investors.

Where a Singapore Registered Unitholder's provisional allocation of New Units under the Preferential Offering is other than an integral multiple of 1,000 Units, the increase in the provisional allocation of New Units to the Unitholder will be by such number which, when added to such Unitholder's unitholdings as at the Preferential Offering Books Closure Date, results in an integral multiple of 1,000 Units (the "**Rounding Mechanism**"). The table below provides an illustration of the Rounding Mechanism:

Illustration of the Rounding Mechanism

No. of Existing Units held as at the Preferential Books Closure Date	Preferential offering of one New Unit for every 10 Existing Units held	Provisional allocation of New Units as a result of the Rounding Mechanism
1,000	100	1,000
5,000	500	1,000
10,000	1,000	1,000
15,000	1,500	2,000
20,000	2,000	2,000

The actual number of New Units to be issued under the Equity Fund Raising will depend on the price per New Unit to be issued under the Preferential Offering (the "**Preferential Offering Issue Price**")

and the price per New Unit to be issued under the ATM Offering and the Private Placement (the "**ATM and Placement Issue Price**"). The Preferential Offering Issue Price, the ATM and Placement Issue Price and the actual proportion of New Units to be issued under the ATM Offering and the Private Placement will be determined by Ascott Residence Trust Management Limited, the manager of ART (the "**Manager**") and DBS Bank and J.P. Morgan (S.E.A.) Limited ("**JPMorgan**"), as the Joint Lead Managers, Bookrunners and Underwriters for the Equity Fund Raising, closer to the date of commencement of the Equity Fund Raising. Upon determination, the Preferential Offering Issue Price and the ATM and Placement Issue Price will be announced by the Manager through the SGX-ST.

The joint financial advisors of the Equity Fund Raising are JPMorgan and CapitaLand Financial Services Limited.

BY ORDER OF THE BOARD
Ascott Residence Trust Management Limited
(Company Registration No: 200516209Z)

As Manager of Ascott Residence Trust

Doreen Nah
Company Secretary
Singapore, 16 February 2007

Note:

This Announcement is for information purposes only and does not, constitute an invitation or offer to acquire, purchase or subscribe for Units.

An offering of New Units will be made in and accompanied by an offer information statement ("**Offer Information Statement**"). The Offer Information Statement is available on the website of ART at <www.ascottreit.com> and may be accessed online at the website of the Monetary Authority of Singapore (the "**MAS**") at <http://masnet.mas.gov.sg/opera/sdrprosp.nsf>. The MAS assumes no responsibility for the contents of the Offer Information Statement. The availability of the Offer Information Statement on the MAS website does not imply that the Securities and Futures Act, Chapter 289 of Singapore, or any other legal or regulatory requirements, have been complied with. The MAS has not, in any way, considered the investment merits of ART. A potential investor should read the Offer Information Statement before deciding whether to subscribe for or purchase the New Units.

The value of Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager, or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

---

[2] "**Existing Units**" means the outstanding Units in issue on the day immediately prior to the date on which the New Units are issued

IF YOU HAVE ACCESSED THIS DOCUMENT ON A WEBSITE: This document is not intended to be distributed or passed on, directly or indirectly, to any person in the United Kingdom or any other jurisdiction in which such action could not be lawfully made. Persons in the United Kingdom or any other jurisdiction in which such action would not be lawfully made should not take any action upon this document. It may not be reproduced, forwarded to any other person or published, in whole or in part, for any purpose. These materials do not constitute an offer, solicitation or other recommendation to invest in ART.

Neither this Announcement, nor any copy or portion of it, may be sent, taken, transmitted or distributed, directly or indirectly, in or into the United States, Japan or Canada, or to any U.S. person (as such term is defined in Regulation S under the U.S. Securities Act of 1933, as amended). It is not an offer of securities for sale into the United States. The New Units may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons unless they are registered or exempt from registration. The New Units have not been and will not be registered under the U.S. Securities Act of 1933, as amended, or the securities laws of any state of the United States. There will be no public offer of securities in the United States.

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* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	21-Feb-2007 17:31:12
Announcement No.	00074

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Sale of Hotel Asia, Singapore
Description	CapitaLand Limited's subsidiary, The Ascott Group Limited, has today issued an announcement and a news release on the above matter, as attached for information.
Attachments:	TAGL-Sale_Of_Hotel_Asia.21Feb07.pdf Ascott.NewsRelease.21Feb07.pdf Total size = **228K** (2048K size limit recommended)

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THE ASCOTT GROUP LIMITED

(Company Registration No: 197900881N)

SALE OF HOTEL ASIA, SINGAPORE

1. **Introduction**

The Board of Directors of The Ascott Group Limited (the "**Company**" or "**Ascott**") is pleased to announce that its indirect wholly-owned subsidiary, SH Malls Limited ("**SH Malls**"), has on 21 February 2007 entered into a sale and purchase agreement ("**S&P Agreement**") with an unrelated party ("**Purchaser**") to sell its freehold property in Singapore known as Hotel Asia (the "**Property**"), for a total cash consideration of S$147.0 million (the "**Proposed Divestment**").

2. **Information on the Property**

The Property, located at 37 Scotts Road, Singapore 228229, has a land area of 3,333.4 square metres and a gross floor area of approximately 8,653 square metres.

3. **Rationale & Proposed Use of Proceeds**

The sale price of S$147.0 million represents a 41% increase over the Group's acquisition price of S$104 million when the Property was acquired in July 2006. The Proposed Divestment presents a timely opportunity for the Group to monetize its assets and realize strong divestment gain of approximately S$22.2 million in less than a year.

The sales proceeds will be redeployed by the Group to further invest in serviced residence assets in Asia and Europe. In the immediate term, as the Group continually assesses and evaluates suitable investments, the proceeds will be utilised to reduce the indebtedness of the Group to achieve interest savings.

The Group remains bullish on the Singapore market and will continue to explore new opportunities in Singapore to expand its presence. The Group remains committed to increase its presence in Singapore to 1,600 units by 2010.

In July 2006, Group also announced the acquisition of Asia Insurance Building located at Finlayson Green within Singapore's Central Business District. The building is currently being converted into the Group's flagship serviced residence property in Singapore to be

named Ascott Raffles Place. The property is expected to be ready by the first half of 2008 and will have 152 units when completed.

4. **Salient Terms of Proposed Divestment**

The salient terms of the Agreement relating to the Proposed Divestment (the "**Agreement**") are as follows:

(i) Legal completion of the Proposed Divestment to take place [on or about] three (3) months from the date of the S&P Agreement ("**Completion Date**").

(ii) SH Malls will sell the Property together with all plant and equipment, fixtures and fittings, chattels and other assets (on an "as is and where is" basis) free from all encumbrances on the Completion Date of the Proposed Divestment.

(iii) The Property is sold with vacant possession on Completion Date.

(iv) The S&P Agreement is conditional upon replies from the usual government departments to legal requisitions made by the Purchaser's solicitors (including any Road or Drainage Interpretation Plans) disclosing no notice served or issued under any statutory enactment adversely affecting the Property subject to certain provisos as set out in the S&P Agreement.

5. **Sale Consideration**

The sale consideration of S$147.0 million for the Property (the "**Consideration**") was arrived at on a willing buyer-willing seller basis. The Consideration represents a premium of 23% over Ascott's current carrying value of S$119.2 million.

As at the date of the S&P Agreement, a total sum of S$2.0 million has been paid to SH Malls as deposit monies for the Proposed Divestment. The balance amount of the Consideration shall be payable by the Purchaser to SH Malls in the following manner:

(a) a sum of S$5.35 million shall be payable within twenty-one (21) clear business days from the date of the S&P Agreement; and

(b) a sum of S$139.65 million shall be payable on completion of the Proposed Divestment.

6. **Financial Effects**

Based on the Group's last announced consolidated financial statements for the financial year ended 31 December 2006:

(i) Assuming that the Proposed Divestment had been effected at the end of the Group's financial year ended 31 December 2006, the financial impact on the net tangible assets per share of the Group as at 31 December 2006 would not be material; and

(ii) For illustrative purposes only, assuming that the Proposed Divestment had been effected at the beginning of the Group's financial year ended 31 December 2006 (i.e. 1 January 2006), the earnings per share of the Group for the financial year ended 31 December 2006 would have increased by 1.4 cents from 9.5 cents to 10.9 cents.

Assuming there is no material change in the total number of issued ordinary shares in the share capital of the Company, the estimated net gain from the Proposed Divestment will similarly increase the net tangible assets per share and the earnings per share for the current financial year by approximately 1.4 cents.

7. **Relative Figures**

(i) Net Asset Value Test

The relative figures that were computed on the basis set out in Rule 1006 (a) of the Listing Manual of the Singapore Exchange Securities Trading Limited ("SGX-ST") are as follows:

The net asset value of the Property to be disposed of as at 31 December 2006 is S$110.4 million and constitutes approximately 9.7 % of the net asset value of the Group as at 31 December 2006 of S$1,136.4 million.

(ii) Net Profits Test

The relative figures that were computed on the basis set out in Rule 1006 (b) of the Listing Manual of the SGX-ST are as follows:

The net profit before income tax, minority interests and extraordinary items attributable to the Property to be disposed of by SH Malls for the most recent financial year ended 31 December 2006 is S$1.0 million and constitutes approximately 0.5 % of the net profit before income tax, minority interests and extraordinary items of the Group amounting to S$217.7 million for the same period.

(iii) Market Capitalisation Test

The relative figures that were computed on the basis set out in Rule 1006 (c) of the Listing Manual of the SGX-ST are as follows:

The Consideration for the Proposed Divestment of S$147.0 million constitutes approximately 5.5% of the market capitalisation of the Company of S$2,658.8 million, based on the weighted average price of the Company's shares transacted on 16 February 2007, being the last market day preceding the date of this Agreement.

8. **Interests of Directors and Controlling Shareholders**

None of the Directors of the Company has any interest, direct or indirect, in the Proposed Divestment. The Directors are not aware of any controlling shareholders of the Company having any direct or indirect interest in the Proposed Divestment and have not received any notification of interest in the Proposed Divestment from any controlling shareholders of the Company.

9. **Documents Available for Inspection**

A copy of the Agreement relating to the Proposed Divestment is available for inspection by shareholders of the Company from 9:00 a.m. to 5:30 p.m. at the Company's registered office at 8 Shenton Way, #13-01 Temasek Tower, Singapore 068811, for a period of three (3) months from the date of this Announcement.

By Order of the Board

Hazel Chew/Doreen Nah
Joint Company Secretaries
Singapore, 21 February 2007

THE ASCOTT GROUP

A Member of CapitaLand

THE ASCOTT GROUP LIMITED
(Regn. No: 197900881N)
N°8 Shenton Way
#13-01 Temasek Tower
Singapore 068811

Telephone
(65) 6220 8222

Facsimile
(65) 6227 2220

Website
www.the-ascott.com

SINGAPORE
AUSTRALIA
BAHRAIN
BELGIUM
CHINA
FRANCE
GERMANY
INDIA
INDONESIA
JAPAN
MALAYSIA
NEW ZEALAND
PHILIPPINES
RUSSIA
SOUTH KOREA
SPAIN
THAILAND
UNITED ARAB EMIRATES
UNITED KINGDOM
QATAR
VIETNAM

For Immediate Release

NEWS RELEASE

ASCOTT SELLS HOTEL ASIA FOR S$147 MILLION WITH NET GAIN OF S$22.2 MILLION

Singapore, 21 February 2007 – The Ascott Group (Ascott) has signed a conditional sale and purchase agreement with an unrelated party to divest Hotel Asia located at 37 Scotts Road in Singapore for a total cash consideration of S$147 million. The amount represents a 41% increase over the price of S$104 million when it acquired the property in July 2006. Ascott will realise an estimated net gain of S$22.2 million from the divestment.

Mr Cameron Ong, Ascott's Managing Director and CEO said: "We have always kept an open mind about Hotel Asia and time-to-market is key to our expansion. Ascott was approached by the buyer and the offer presented to us is very attractive and timely given the robust uptrend in the Singapore real estate market. The divestment gain of S$22.2 million is significant in view of the short period of time since the acquisition. We remain bullish on the Singapore market and will continue to look for potential sites to expand our presence here to achieve our target of 1,600 serviced residence units by 2010."

In July 2006, Ascott also announced the acquisition of Asia Insurance Building located at Finlayson Green within Singapore's Central Business District. The building is currently being converted into the Group's flagship serviced residence property in Singapore to be named Ascott Raffles Place. The property is expected to be ready by the first half of 2008 and will have 152 units when completed.

Ascott's portfolio in Singapore stands at 11 properties with 1,054 units after the divestment of Hotel Asia.

About The Ascott Group

The Ascott Group is the largest international serviced residence owner-operator outside the United States with over 18,500 serviced residence units in key cities of Asia Pacific, Europe and the Gulf region.

The Group operates three brands – Ascott, Somerset and Citadines. Its portfolio spans 47 cities in 21 countries including London, Paris, Brussels, Berlin, Barcelona and Russia in Europe; Singapore, Bangkok, Hanoi, Kuala Lumpur, Tokyo, Seoul, Shanghai, Beijing, Hong Kong and Chennai in Asia; Sydney, Melbourne and Auckland in Australia / New Zealand, as well as Dubai in the Gulf region.

The Ascott Group is headquartered in Singapore. It pioneered Asia Pacific's first branded luxury serviced residence in 1984. It also established the world's first pan-Asian serviced residence real estate investment trust, Ascott Residence Trust in 2006. Today, the Group boasts a 23-year industry track record and serviced residence brands that enjoy recognition worldwide.

The Ascott Group's achievements have been recognised internationally. Recent awards include Vietnam Economic Times 2006 'Golden Dragon Award', The Asset's 2006 'Triple A Country Award for Best Deal in Singapore', Travel Weekly China 2006 'Best Serviced Residence', Business Traveller China 2006 'Best Serviced Residence Brand in China', TTG Travel 2006 'Best Serviced Residence', 2006 World Travel Awards, Business Traveller Asia Pacific 2006 'Best Serviced Residence Brand' and 'Best Serviced Residence' awards. For a full list of awards, please visit: http://www.the-ascott.com/AboutUs/awards.asp

Listed on the mainboard of the Singapore Exchange, The Ascott Group is the serviced residence arm of CapitaLand Limited, one of the largest listed real estate companies in Asia. Headquartered in Singapore, the multinational company's core businesses in real estate, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Middle East. The company's real estate and hospitality portfolio spans more than 90 cities in 20 countries.

For more information on The Ascott Group's property listings, visit http://www.the-ascott.com/AboutUs/ResiPortfolio.asp.

Issued by : The Ascott Group Limited Website: www.the-ascott.com
8 Shenton Way, #13-01 Temasek Tower, Singapore 068811

For more information, please contact:

Media
Celina Low, Vice President, Corporate Communications
Tel: (65) 6586 0475 Hp: (65) 9682 5458 Email: celina.low@the-ascott.com

Joan Tan, Senior Manager, Corporate Communications
Tel: (65) 6586 0474 Hp: (65) 9743 9503 Email: joan.tan@the-ascott.com

Analyst
Sandy Leng, Investor Relations
Tel: (65) 6586 7150 Hp: (65) 9018 5168 Email: sandy.leng@the-ascott.com

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CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

INCREASE IN ISSUED AND PAID-UP SHARE CAPITAL OF INDIRECT WHOLLY-OWNED SUBSIDIARY, JUBILEE REALTY PTE. LTD.

CapitaLand Limited ("CapitaLand") wishes to announce that its indirect wholly-owned subsidiary, Jubilee Realty Pte. Ltd. ("Jubilee Realty") has increased its issued and paid-up share capital from S$2 to S$1,000,000 (the "Share Increase") by an allotment and issue of an additional 999,998 ordinary shares for a cash consideration of S$999,998 to its sole shareholder, CRL Realty Pte Ltd.

Following the Share Increase, Jubilee Realty's issued and paid-up share capital is S$1,000,000 comprising 1,000,000 ordinary shares.

The above transaction is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2007.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
21 February 2007

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Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	23-Feb-2007 19:12:40
Announcement No.	00129

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Results of Extraordinary General Meeting held on 23 February 2007 and Presentation Slides
Description	CapitaLand Limited's subsidiary, Ascott Residence Trust Management Limited, the manager of Ascott Residence Trust, has today issued announcements and news release on the above matters, as attached for information.
Attachments:	ART.NewsRelease.EGMresults.pdf ART.EGM.slides.23Feb07.pdf ART.EGM.RESULTS.23FEB07.pdf Total size = **1080K** (2048K size limit recommended)

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ASCOTT RESIDENCE TRUST

ASCOTT RESIDENCE TRUST

(Constituted in the Republic of Singapore pursuant to a trust deed dated 19 January 2006)

ANNOUNCEMENT

RESULTS OF EXTRAORDINARY GENERAL MEETING HELD ON 23 FEBRUARY 2007

The Board of Directors of Ascott Residence Trust Management Limited (the "**Manager**"), as manager of Ascott Residence Trust ("**ART**"), is pleased to announce that at the Extraordinary General Meeting (the "**EGM**") of unitholders of ART (the "**Unitholders**") held on 23 February 2007, all of the four resolutions as set out in the Notice of EGM of ART dated 30 January 2007 have been duly passed. These resolutions relate to:

(a) the proposed issue of such number of new units in ART (the "**New Units**") so as to raise gross proceeds of approximately S$199.0 million in the manner described in the Unitholders' circular (the "**Circular**") (the "**Equity Fund Raising**") in order to, *inter alia*, part finance and/or re-finance the acquisition of five properties, namely Shoan Heights Serviced Apartment, Melbourne (to be re-branded Somerset Gordon Heights, Melbourne) in Australia, Somerset Azabu East, Tokyo in Japan, Somerset Roppongi, Tokyo in Japan, Oakwood Premier Ayala Center (to be re-branded Ascott Makati) in the Philippines and Somerset Chancellor Court, Ho Chi Minh City in Vietnam and associated costs, with the balance of the proceeds to be utilised for general corporate and working capital purposes, and a consequent adjustment to the distribution period of ART to take into account the Equity Fund Raising;

(b) the proposed placement of New Units to The Ascott Group Limited ("**TAG**") and its subsidiaries (together, the "**Ascott Group**") as part of the Equity Fund Raising to maintain their respective pre-placement unitholdings, in percentage terms (the "**Ascott Group Placement**");

In relation to the preferential offering by The Ascott Group Limited of units in ART, J.P. Morgan (S.E.A.) Limited acted as the Joint Financial Advisor, Sole Global Coordinator and Sole Lead Underwriter.

(c) the proposed general mandate to be given to the Manager for the issue of up to 50.0 percent of the number of units in ART (the "**Units**") in issue after the Equity Fund Raising (taking into account New Units issued pursuant to the Equity Fund Raising), with a sub-limit of 20.0 percent of the number of New Units in issue after the Equity Fund Raising (taking into account Units issued pursuant to the Equity Fund Raising) for an issue of Units other than on a pro-rata basis to existing Unitholders, without the prior specific approval of Unitholders in a general meeting, pursuant to Rule 887(1) of the Singapore Exchange Securities Trading Limited (the "**SGX-ST**") Listing Manual (the "**General Mandate**"); and

(d) the proposed supplement to the trust deed of ART dated 19 January 2006 (the "**Trust Deed**") relating to the remuneration of DBS Trustee Ltd, in its capacity as trustee of ART (the "**Trustee**") (the "**Trustee Remuneration Supplement**"), for the purpose of ensuring consistency with and reflecting the Manager's intention to pay the Trustee *remuneration* which is based on the value of Deposited Property (as defined in the Trust Deed) rather than Property Values (as defined in the Trust Deed) as well as aligning the remuneration of the Trustee with market practice.

The poll results in respect of the resolutions are as follows:

Resolutions	Number of Votes Cast and Percentage of Total Number of Votes Cast		Total Number of Votes Cast
	For	Against	
To approve the Equity Fund Raising and a consequent adjustment to the distribution period of ART (Extraordinary Resolution)	387,281,934	0	387,281,934
To approve the Ascott Group Placement (Ordinary Resolution)	35,571,680	8,000	35,579,680
To approve the General Mandate (Extraordinary *Resolution)*	386,742,934	540,000	387,282,934
To approve the Trustee Remuneration Supplement (Extraordinary Resolution)	386,735,934	547,000	387,282,934

The resolution to approve the Ascott Group Placement, an ordinary resolution, was duly passed as more than 50.0 percent of the total votes cast at the EGM were in favour of the said resolution. The remaining resolutions, being extraordinary resolutions requiring approval of at least 75.0 percent of the total number of votes cast at the EGM, were duly passed as sufficient number of votes were obtained.

Notes:

(1) The total number of Units held by Unitholders who were present and voting at the EGM was [•] Units. Every Unitholder present in person or by proxy has one vote for every Unit of which he is the holder.

(2) KPMG acted as scrutineer for the vote-taking at the EGM.

(3) As stated in the Circular, the Ascott Group, which has 27.6 percent interest in ART as at 24 January 2007 (the "**Latest Practicable Date**") , is interested in the resolution relating to the Ascott Group Placement. Accordingly, TAG and its associate, namely Ascott Residence Trust Management Limited, which has 0.1 percent interest in ART as at the Latest Practicable Date, as well as Somerset Capital Pte Ltd (which has 26.0 percent interest in ART as at the Latest Practicable Date) and pFission Pte Ltd (which has 16.8 percent interest in ART as at the Latest Practicable Date) being wholly owned subsidiaries of CapitaLand Limited which owns controlling interests in TAG, were prohibited from voting at the EGM in respect of the resolution relating to the Ascott Group Placement.

BY ORDER OF THE BOARD
Ascott Residence Trust Management Limited
(Company Registration No: 200516209Z)

As Manager of Ascott Residence Trust

Doreen Nah
Company Secretary
Singapore, 23 February 2007

An offering of New Units will be made in and accompanied by an offer information statement ("**Offer Information Statement**"). The Offer Information Statement is available on the website of ART at <www.ascottreit.com> and may be accessed online at the website of the Monetary Authority of Singapore (the "**MAS**") at <http://masnet.mas.gov.sg/opera/sdrprosp.nsf>. The MAS assumes no responsibility for the contents of the Offer Information Statement. The availability of the Offer Information Statement on the MAS website does not imply that the Securities and Futures Act, Chapter 289 of Singapore, or any other legal or regulatory requirements, have been complied with. The MAS has not, in any way, considered the investment merits of ART. A potential investor should read the Offer Information Statement before deciding whether to subscribe for or purchase the New Units.

The value of Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager, or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

This Announcement may not be used for the purpose of, and does not constitute, an offer, invitation or solicitation in any jurisdiction or in any circumstances in which such offer, invitation or solicitation is unlawful or unauthorised, or to any person to whom it is unlawful to make such offer, invitation or solicitation (including, without limitation, the United States, Canada and Japan). In addition, other than in Singapore, no action has been or will be taken in any jurisdiction that would permit a public offering of the New Units or the possession, circulation or distribution of this Announcement or any other material relating to ART or the New Units in any jurisdiction where action for that purpose is required. New Units may not be offered or sold, directly or indirectly and neither this Announcement nor any other offering material or advertisements in connection with the New Units may be distributed or published in or from any country or jurisdiction except, in each case, under circumstances that will result in

compliance with any applicable rules and regulations of any such country or jurisdiction. No information in this Announcement should be considered to be business, legal or tax advice regarding an investment in Units or the New Units.

The information in this Announcement must not be published outside the Republic of Singapore and in particular, but without limitation, must not be published in any United States edition of any publication.

The New Units have not been and will not be registered under the U.S. Securities Act of 1933 (as amended) (the "**Securities Act**") and, subject to certain exceptions, may not be offered or sold within the United States or to, or for the benefit of, U.S. Persons (as defined in Regulation S under the Securities Act).

The distribution of this Announcement and an offering of the New Units in certain jurisdictions may be prohibited or restricted by law. Persons who come into possession of this Announcement and/or its accompanying documents should inform themselves of, and observe, any such prohibitions and restrictions.

IF YOU HAVE ACCESSED THIS DOCUMENT ON A WEBSITE: This document is not intended to be distributed or passed on, directly or indirectly, to any person in the United Kingdom or any other jurisdiction in which such action could not be lawfully made. Persons in the United Kingdom or any other jurisdiction in which such action would not be lawfully made should not take any action upon this document. It may not be reproduced, forwarded to any other person or published, in whole or in part, for any purpose. These materials do not constitute an offer, solicitation or other recommendation to invest in ART.

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ASCOTT
RESIDENCE TRUST

FOR IMMEDIATE RELEASE

NEWS RELEASE

ASCOTT RESIDENCE TRUST MANAGEMENT LIMITED
(Regn. No: 200516209Z)

N°8 Shenton Way
#13-01 Temasek Tower
Singapore 068811

Telephone
(65) 6389 9388

Facsimile
(65) 6389 9399

Website
www.ascottreit.com

A Member of The Ascott Group

ASCOTT RESIDENCE TRUST RECEIVES STRONG SUPPORT FROM UNITHOLDERS FOR PROPOSED EQUITY FUND RAISING EXERCISE

Singapore, 23 February 2007 – Ascott Residence Trust Management Limited (ARTML), as manager of Ascott Residence Trust, will proceed to issue new units in ART (the "New Units") to raise gross proceeds of approximately S$199.0 million (the "Equity Fund Raising") after receiving strong support from Unitholders during its Extraordinary General Meeting held today.

All four resolutions, including the proposed placement of New Units to The Ascott Group Limited and its subsidiaries (the "Ascott Group") to maintain their respective pre-placement unitholdings in percentage terms, were approved by Unitholders.

Mr Chong Kee Hiong, ARTML's Chief Executive Officer said, "We are pleased to have received such positive endorsement for the resolutions, as this demonstrates investors' confidence in ART to continue to execute its aggressive acquisition strategy and expand its portfolio with yield-accretive acquisitions in the Pan-Asian Region."

Mr Chong added, "The Equity Fund Raising, which we expect to commence no later than end-March, will allow us to reward existing ART Unitholders through the preferential offering. The ATM offering and private placement components will also enable us to increase ART's free float and broaden our investor base to include more retail and institutional investors."

The books closure date for the preferential offering will be on 8 March 2007 at 5.00pm. The schedule and other details of the Equity Fund Raising will be announced in due course.

About Ascott Residence Trust

Ascott Residence Trust (ART) is the first Pan-Asian serviced residence real estate investment trust, and was established with the objective of investing primarily in real estate and real estate-related assets which are income-producing and which are used or predominantly used, as serviced residences or rental housing properties in the Pan-Asian Region.

Comprising an initial asset portfolio of 12 strategically located properties in seven Pan-Asian cities, ART was listed with an asset size of about S$856 million. Upon completion of the latest acquisitions, ART's portfolio will expand to S$1.2 billion, comprising 18 properties with 2,904 units in ten cities across seven countries.

In relation to the preferential offering by The Ascott Group Limited of units in Ascott Residence Trust, J.P. Morgan (S.E.A.) Limited acted as the Joint Financial Advisor, Sole Global Coordinator and Sole Lead Underwriter.

Launched in March 2006, ART is managed by the Ascott Residence Trust Management Limited, a wholly-owned subsidiary of The Ascott Group Limited (Ascott). Listed on the Main Board of the Singapore Exchange, Ascott is the largest international serviced residence owner-operator outside the United States, with about 19,000 serviced residence units in key cities of Asia Pacific, Europe and the Gulf region. Ascott boasts a 23-year industry track record and serviced residence brands that enjoy recognition worldwide.

For more information about ART, please visit http://www.ascottreit.com.

Issued by:

Ascott Residence Trust Management Limited
8 Shenton Way, #13-01 Temasek Tower, Singapore 068811
Tel : (65) 6389 9388 Fax : (65) 6389 9399
Website: http://www.ascottreit.com/

For more information, please contact:

Sonia Meyer, Investor Relations and Communications
Tel: (65) 6389 9310 Hp: (65) 9724 8748 Email: sonia.meyer@the-ascott.com

Sandy Leng, Investor Relations and Communications
Tel: (65) 6586 7150 Hp: (65) 9018 5168 Email: sandy.leng@the-ascott.com

Important Notice

This news release is for information only and does not constitute an invitation or offer to acquire, purchase or subscribe for Units. This news release is qualified in its entirety by, and should be read in conjunction with, the full text of the Circular. Terms not defined in this news release adopt the meanings in the Circular.

An offer information statement in relation to the offer of New Units will be made available when the offer is made, subsequent to approval by the Unitholders for, *inter alia*, the Equity Fund Raising. The Offer Information Statement is expected to be available and a copy may be obtained on request, subject to availability, from the Joint Lead Managers, Bookrunners and Underwriters as may be appointed for the Equity Fund Raising. A potential investor should read the Offer Information Statement before deciding whether to subscribe for or purchase New Units.

The value of the Units and the income from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the ART Manager or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested. Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units. The past performance of ART is not necessarily indicative of the future performance of ART.

Neither this Announcement, nor any copy or portion of it, may be sent, taken, transmitted or distributed, directly or indirectly, in or into the United States, Japan or Canada, or to any U.S. person (as such term is defined in Regulation S under the U.S. Securities Act of 1933, as amended). It is not an offer of securities for sale into the United States. The New Units may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons unless they are registered or exempt from registration. The New Units have not been and will not be registered under the U.S. Securities Act of 1933, as amended, or the securities laws of any state of the United States. There will be no public offer of securities in the United States.

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ASCOTT RESIDENCE TRUST

Extraordinary General Meeting
23 February 2007

Disclaimer

IMPORTANT NOTICE

The information contained in this presentation is for information purposes only and does not constitute an offer or invitation to sell or the solicitation of an offer or invitation to purchase or subscribe for units in Ascott Residence Trust ("ART", and units in ART, "Units") in Singapore or any other jurisdiction nor should it or any part of it form the basis of, or be relied upon in any connection with, any contract or commitment whatsoever.

The past performance of the Units and Ascott Residence Trust Management Limited (the "Manager") is not indicative of the future performance of ART and the Manager. Predictions, projections or forecasts of the economy or economic trends of the markets are not necessarily indicative of the future or likely performance of ART.

The value of the Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested. Investors have no right to request that the Manager redeem or purchase their Units while the Units are listed. Unitholders may only deal in their Units through trading on the Singapore Exchange Securities Trading Limited (the "SGX-ST"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

A circular dated 30 January 2007 (the "Circular") setting out the details of the proposed acquisition of the Target Properties (as defined in the Circular) and the proposed Equity Fund Raising (as defined in the Circular), together with the notice of an extraordinary general meeting of the holders of Units ("Unitholders"), has been despatched to Unitholders. This presentation is qualified in its entirety by, and should be read in conjunction with, the full text of the Circular. Terms not defined in this presentation adopt the meanings in the Circular.

An offer information statement (the "Offer Information Statement") in relation to the offer of new Units under the Equity Fund Raising ("New Units") will also be made available if an offer is made subsequent to approval by the Unitholders of the proposed acquisition of the Target Properties and the proposed Equity Fund Raising. Any such Offer Information Statement is expected to be available on the website of ART at <www.ascottreit.com> and on the website of the Monetary Authority of Singapore (the "MAS") at <http://masnet.mas.gov.sg/opera/sdrprosp.nsf>. The MAS assumes no responsibility for the contents of any such Offer Information Statement. The availability of the Offer Information Statement on the MAS website does not imply that the Securities and Futures Act, Chapter 289 of Singapore, or any other legal or regulatory requirements, have been complied with. The MAS has not, in any way, considered the investment merits of ART. Any decision to purchase or subscribe for New Units should be made solely on the basis of information contained in the Offer Information Statement (if and when available) and no reliance should be placed on any information other than that contained in the Offer Information Statement.

This presentation may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the Manager's current view of future events. All forecasts are based on a specified illustrative range of issue prices per Unit and on the Manager's assumptions as explained in the Circular. You are advised to read the Circular carefully. Such yields will vary accordingly for investors who purchase Units in the secondary market at a market price higher or lower than the issue price range specified in the Circular. The major assumptions are certain expected levels of property rental income and property expenses over the relevant periods, which are considered by the Manager to be appropriate and reasonable as at the date of the Circular. The forecast financial performance of ART is not guaranteed and there is no certainty that it can be achieved. Investors should read the whole of the Circular for details of the forecasts and projections and consider the assumptions used and make their own assessment of the future performance of ART.

This presentation has been prepared by the Manager. The information in this presentation has not been independently verified. No representation, warranty, express or implied, is made as to, and no reliance should be placed on, the fairness, accuracy, completeness or correctness of the information and opinions in this presentation. None of the Manager or any of its agents or advisers, or any of their respective affiliates, advisers or representatives, shall have any liability (in negligence or otherwise) for any loss howsoever arising from any use of this presentation or its contents or otherwise arising in connection with this presentation.

Agenda

- **Performance to Date**

- **Target Acquisitions & Equity Fund Raising**
  - Benefits to Unitholders

- **Unitholders' Approvals Sought**
  - The Equity Funding Raising
  - The Ascott Group Placement
  - General Mandate
  - Trustee Remuneration Supplement



Performance To Date

ART Achieved Capital Growth

Strong Trading Performance



S$/Unit
2.0
1.8
1.6
1.4
1.2
1.0
0.8
0.6
Mar-06
Apr-06
May-06
Jun-06
Jul-06
Aug-06
Sep-06
Oct-06
Nov-06
Dec-06
Jan-07
Feb-07
188% appreciation[1]
Announced acquisitions of Somerset Azabu East, Tokyo, remaining 60% effective interest in Somerset Roppongi, Tokyo and 40.2% effective interest in Somerset Chancellor Court, Ho Chi Minh City
Announced acquisition of Shoan Heights Serviced Apartment, Melbourne and 26.8% effective interest in Somerset Chancellor Court, Ho Chi Minh City
Completed acquisitions of Somerset Olympic Tower Property, Tianjin and 40% effective interest in Somerset Roppongi, Tokyo
Announced acquisition of Oakwood Premier Ayala Center, The Philippines

1. Based on ART's preferential offering price at listing of S$0.68/Unit and closing price of S$1.96/Unit on 22 February 2007.

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Total Return Close to 200%


4.82 cents/ Unit
195% total return
S$1.28/ Unit
S$0.68/ Unit
S$0.68/ Unit
At listing
At present 1
Accumulated DPU since listing
Capital appreciation based on unit price
Preferential offering price at initial listing

1. Based on closing price of S$1.96/Unit on 22 February 2007.

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Growth - Organic and Through Active Acquisition

Organic Growth


+ 5 %
S$115
S$121

Revenue Per Available Unit (S$)

□ Pro Forma YTD 2005 □ Actual YTD 2006

Growth Through Active Acquisition


Listing Mar 2006
Vietnam 15%
Philippines 3%
Indonesia 12%
Singapore 33%
China 37%
April 2007
Vietnam 14%
Philippines 9%
Japan 12%
Indonesia 8%
Singapore 25%
Australia 1%
China 31%

Total S$856 mm

Total S$1.2 bn

ART has announced the acquisition of 6 yield-accretive assets[1] since listing in March 2006

1. The acquisitions of Somerset Olympic Tower Property, Tianjin and an effective 40% interest in Somerset Roppongi, Tokyo were completed in 2006. The remaining acquisitions were completed or will be completed in 2007.

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Equity Fund Raising & Target Acquisitions

The Equity Fund Raising

Equity Fund Raising

Issue of New Units to raise gross proceeds of approximately S$199.0 million

- To reward existing Unitholders through the Preferential Offering
- To increase the free float of ART through the ATM Offering and Private Placement

Preferential Offering

- Approximately 49.9 million New Units (subject to the Rounding Mechanism)
- Non-renounceable of 1 New Unit for every 10 Existing Units held
- Last day "cum" trading on 5 Mar 2007
- Temporary odd lot counter/ concessionary brokerage rates

ATM Offering

- First-come, first-served
- Through ATMs of DBS Bank (including POSB)

Private Placement

- To institutional and other investors

Target Acquisitions



Somerset Chancellor Court, Ho Chi Minh City (Vietnam) 40.2% effective interest
Somerset Chancellor Court, Ho Chi Minh City (Vietnam) 26.8% effective interest
Shoan Heights Serviced Apartment, Melbourne[1] (Australia) 100% effective interest
Somerset Roppongi, Tokyo (Japan) Remaining 60% effective interest
Somerset Azabu East, Tokyo (Japan) 100% effective interest
Oakwood Premier Ayala Center[2] (Manila, The Philippines) 100% effective interest

- ■ Owned and managed by The Ascott Group prior to acquisition
- ● Owned by third parties and managed by The Ascott Group prior to acquisition
- ☆ Owned and managed by third parties prior to acquisition

Total S$246.2m in acquisitions[3] to be funded by equity and bank debt

1. To be re-branded Somerset Gordon Heights, Melbourne.
2. To be re-branded Ascott Makati.
3. Based on the aggregate purchase consideration for the Target Acquisitions (including the re-financing of a loan) and associated costs of the Target Acquisitions and the Equity Fund Raising.

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Benefits to Unitholders

Improve Earnings and DPU

Quality Portfolio

Increase Portfolio Scale and Diversification

Increase Free Float

Improve Portfolio Performance For Forecast Period 2007

Improve Earnings and DPU



Average Daily Rates (S$)
142
146[1]
Existing Properties
Enlarged Portfolio
Average RevPAU (S$)
121
124[1]
Existing Properties
Enlarged Portfolio

Target Acquisitions Enhance Overall Performance of Portfolio

1. Based on the Profit Forecast, the assumptions and the sensitivity analysis as set out in the Circular.

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Improve Earnings and DPU

Higher Property Yield



6.2%
4.4%
Implied Property Yield (Existing Properties)
Net Property Yield[1] (Target Properties)

The Target Acquisitions:

- ✓ Are yield-accretive
- ✓ Enhance DPU

1. Annualised forecast consolidated net property yield for 2007. Based on the Profit Forecast, the assumptions and sensitivity analysis as set out in the Circular.

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Enhance DPU

Annualised DPU (cents)


6.53
+ 9.3 %
7.14[1]
Existing Properties
Enlarged Portfolio

DPU accretion

Issue Price (S$/Unit)	Annualised DPU (cents)[2]		Accretion
	Existing Properties	Enlarged Portfolio	
1.70	6.53	7.14	9.3%
1.75	6.53	7.18	10.0%
1.77	6.53	7.20	10.2%
1.79	6.53	7.21	10.4%
1.81	6.53	7.23	10.6%
1.85	6.53	7.26	11.1%

1. Based on the assumption that the Target Acquisitions were completed on 1 April 2007, an illustrative Issue Price of S$1.70 per New Unit under the Equity Fund Raising, the Profit Forecast and the assumptions and sensitivity analysis as set out in the Circular. Chart is not drawn to scale.
2. Based on a gearing of 29.0 percent after completion of the Target Acquisitions and the Equity Fund Raising, the Profit Forecast and the assumptions and sensitivity analysis as set out in the Circular. DPU will vary if completion of the Target Acquisitions is on a date other than 1 April 2007.

Competitive Strengths of Target Properties


SOMERSET

Shoan Heights Serviced Apartment, Melbourne (to be re-branded Somerset Gordon Heights, Melbourne)


SOMERSET

Somerset Azabu East, Tokyo



Somerset Roppongi, Tokyo



Oakwood Premier Ayala Center (to be re-branded Ascott Makati)



Somerset Chancellor Court, Ho Chi Minh City

- Strategically located within respective cities' central business districts
- Fully-furnished quality serviced residences with asset enhancement opportunities
- Quality guest profile diversified across market segments and industries
- Exposure to both stable and emerging markets in the Pan-Asian Region

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Increase Portfolio Size

- ✓ Increase portfolio value to S$1.2 bn
- ✓ Increase number of Apartment Units to 2,904
- ✓ Diversify portfolio across 10 cities in seven countries

China
- 4 properties in Beijing, Shanghai and Tianjin



Vietnam
- 3 properties in Hanoi and Ho Chi Minh City



Singapore
- 2 properties





Australia
- 1 property in Melbourne

Target Property

Japan
- 2 properties in Tokyo



The Philippines
- 3 properties in Makati City, Manila



Indonesia
- 3 properties in Jakarta



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Increase Portfolio Diversification

ART's Share of Gross Profit (Existing Properties[1])


Vietnam 20%
Singapore 23%
The Philippines 4%
Japan 1%
Indonesia 16%
China 36%

Total Gross Profit = S$37.3m

ART's Share of Gross Profit (Enlarged Portfolio[2])


Vietnam 20%
Singapore 20%
Australia 1%
The Philippines 13%
Japan 9%
Indonesia 8%
China 29%

Total Gross Profit = S$48.9m

1. For the nine months ended 31 December 2006, pro-rated.
2. For the Forecast Period 2007.

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Increase Free Float

Breakdown of ART Unitholding


Before Equity Fund Raising
After Equity Fund Raising
Market Cap Over 20 % increase
42.8%
29.5%
27.7%
34.6%
37.7%
27.7%
Free Float
Ascott
CapitaLand

- ✓ Larger market capitalisation
- ✓ Higher free float
- ✓ Continuing support from the Ascott Group, as sponsor and manager
- ✓ Potentially attract greater trading liquidity

1. Based on an illustrative Issue Price of S$1.70 per New Unit under the Equity Fund Raising.

Indicative Timetable

Key dates

Extraordinary General Meeting	23 Feb 2007
Last day of trading on "cum" basis for the Preferential Offering	5 Mar 2007
Books closure date for the Preferential Offering	8 Mar 2007
Commencement of the Equity Fund Raising	No later than end-Mar 2007
Listing of New Units on the SGX-ST	No later than end-Mar 2007



Unitholders' Approvals Sought

Resolution #1 – The Equity Fund Raising

1. To approve the issue of New Units to raise gross proceeds of approximately S$199.0 million, and a consequent adjustment to the distribution period of ART *(Extraordinary Resolution)*

Resolution #2 – The Ascott Group Placement

2 To approve the placement to the Ascott Group *(Ordinary Resolution)*

Resolution #3 — General Mandate

3 To approve the general mandate to issue Units
(Extraordinary Resolution)

Resolution #4 — Trustee Remuneration Supplement

4. To approve the supplement to the Trust Deed relating to the remuneration of the Trustee *(Extraordinary Resolution)*



Thank You

82 - 4507 **Print this page**

Report of Persons Occupying Managerial Positions Who Are Related To A Director, CEO or Substantial Shareholder

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	27-Feb-2007 12:37:27
Announcement No.	00037

>> Announcement Details

The details of the announcement start here ...

For the Financial Year Ended *	31-12-2006

Footnotes

Pursuant to Rule 704(11) of the Listing Manual of the Singapore Exchange Securities Trading Limited, CapitaLand Limited (the "Company") confirms that there is no person occupying a managerial position in the Company or in any of its principal subsidiaries who is a relative of a director, chief executive officer or substantial shareholder of the Company.

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82 - 4507

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

CHANGE OF SHARE REGISTRAR
AND PLACE AT WHICH REGISTER OF MEMBERS AND INDEX IS KEPT

CapitaLand Limited ("CapitaLand") wishes to announce the appointment of M & C Services Private Limited ("M&C") as its Share Registrar with effect from 1 March 2007.

CapitaLand's Register of Members and Index will be kept at the office of M&C at:

138 Robinson Road
#17-00 The Corporate Office
Singapore 068906

Telephone No.: (65) 6227 6660
Facsimile No.: (65) 6225 1452

By Order of the Board

Low Sai Choy
Company Secretary
28 February 2007

END